<u>**PROSPECTUS**</u>

ING *express* Retirement Variable Annuity
Modified Single Premium Deferred Individual Variable Annuity Contract

Issued By ING Life Insurance and Annuity Company
Through Its Variable Annuity Account B

This prospectus sets forth the information you ought to know before investing. You should keep the prospectus for future reference. Additional information has been filed with the Securities and Exchange Commission (SEC) and is available upon written or oral request without charge, including the Statement of Additional Information (SAI) dated April 30, 2012.

The SAI is incorporated by reference into the prospectus, and its table of contents appears on page 46.

The SEC maintains a web site (www.sec.gov) that contains the SAI, material incorporated by reference, and other information about us, which we file electronically. The reference number assigned to this Contract is 333-167182.

How to reach us…	
Customer Service Center	
Call:	(888) 854-5950
Write:	P.O. Box 10450, Des Moines, Iowa 50306-0450
Visit:	www.ingfinancialsolutions.com

THE ING RETIREMENT MODERATE GROWTH PORTFOLIO is currently available for allocation of premiums under your Contract.

The SEC has not approved or disapproved these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

NOT: FDIC/NCUA INSURED; A DEPOSIT OF A BANK; BANK GUARANTEED; OR INSURED BY ANY FEDERAL GOVERNMENT AGENCY. **MAY LOSE VALUE.**

RIGHT TO EXAMINE AND RETURN THIS CONTRACT: You may return the Contract within 10 days of its receipt (or longer as state law may require or when issued as a replacement contract). If so returned, we will promptly pay you the amount required by the state in which the Contract was issued. Where applicable, this amount may be more or less than the Premium paid, depending on the investment results of the variable sub-accounts. See page 34.

EXCHANGES: Your agent should only recommend an exchange (replacement) if it is in your best interest and only after evaluating your personal and financial situation and needs, tolerance for risk and the financial ability to pay for the Contract.

We pay compensation to broker/dealers whose registered representatives sell the Contract. See page 35.

<u>**April 30, 2012**</u>

Contents

Glossary

This glossary defines the special terms used throughout the prospectus. A special term used in only one section of the prospectus is defined there. The page references are to sections of the prospectus where more information can be found.

Accumulation Value – The sum of the Accumulation Values in each of the variable sub-accounts. Each variable sub-account is valued at the close of each Business Day for the preceding Valuation Period. See page 8.

Additional Premium – Any payment, other than the Initial Premium, made by you and accepted by us for this Contract. See page 16.

Annuitant – The individual designated by you and upon whose life Annuity Payments and Minimum Guaranteed Withdrawal Benefits are based. See page 14.

Annuity Commencement Date – The date on which Annuity Payments commence. See page 30.

Annuity Payments – Periodic payments made by us to you or, subject to our consent in the event the payee is not a natural person, to a payee designated by you. See page 30.

Annuity Plan – An option elected by you, or the contractually designated default option if none is elected, that determines the frequency, duration and amount of the Annuity Payments. See page 30.

Beneficiary – The individual or entity you select to receive the Death Benefit. See page 15.

Business Day –Any day that the New York Stock Exchange (NYSE) is open for trading, exclusive of federal holidays, or any day the Securities and Exchange Commission (SEC) requires that mutual funds, unit investment trusts or other investment portfolios be valued.

Cash Surrender Value – The amount you receive upon Surrender of this Contract, which equals the Accumulation Value minus any applicable charges. See page 24.

Code – The Internal Revenue Code of 1986, as amended.

Company, we, us or our – ING Life Insurance and Annuity Company (ING Life), a stock company domiciled in Connecticut. See page 9.

Contingent Annuitant – The individual who is not an Annuitant and will become the Annuitant if the named Annuitant dies prior to the Annuity Commencement Date and the Death Benefit is not otherwise payable. See page 14.

Contract – This Modified Single Premium Deferred Variable Annuity Contract, together with any attached application, amendments or Endorsements, where applicable.

Contract Anniversary – The same day and month each year as the Contract Date. If the Contract Date is February 29th, in non-leap years, the Contract Anniversary shall be March 1st.

Contract Date – The date on which this Contract becomes effective.

Contract Year – The period beginning on a Contract Anniversary (or, in the first Contract Year only, beginning on the Contract Date) and ending on the day preceding the next Contract Anniversary.

Death Benefit – The amount payable to the Beneficiary upon death of any Owner (or, if the Owner is not a natural person, upon the death of the Annuitant) (1) prior to the Annuity Commencement Date (see page 30) and before the Contract Enters Lifetime Automatic Periodic Benefit Status (see page 22), or (2) while the Table 2 Annuity Plan for a non-qualified Contract or Roth IRA Contract is in effect (see page 30) and before the Contract enters Lifetime Automatic Periodic Benefit Status (see page 22).

Endorsements – Attachments to this Contract that add to, amend, change, modify or supersede the Contract's terms or provisions.

Excess Transfer – Any transfer after 12 transfers have occurred within any Contract Year.

Excess Transfer Charge – The charge we may access on each Excess Transfer. See page 12.

Excess Withdrawal – Any Withdrawal taken before the Annuitant reaches the Lifetime Withdrawal Eligibility Age, other than a request for the payment of Investment Advisory Fees, or any Withdrawal in a Contract Year exceeding the then current Maximum Annual Withdrawal (MAW) (see page 20) on or after the Lifetime Withdrawal Phase has begun (see page 20). See page 19.

General Account – An account which contains all of our assets other than those held in Variable Annuity Account B.

Initial Premium – The payment made by you to us to put this Contract into effect. See page 16.

Insurable Interest – A lawful and substantial economic interest in the continued life of a person. An Insurable Interest does not exist if the Owner's sole economic interest in the Annuitant arises as a result of the Annuitant's death. See page 33.

Investment Advisory Fees – Fees or charges paid to a registered investment advisor for advice provided on the selection and ongoing allocation of Accumulation Value among the funds underlying this Contract.

Irrevocable Beneficiary – A Beneficiary whose rights and interests under this Contract cannot be changed without his, her or its consent. See page 15.

Joint Owner – An individual who, along with another individual Owner, is entitled to exercise the rights incident to ownership. Both Joint Owners must agree to any change or the exercise of any rights under the Contract. The Joint Owner may not be an entity and may **not** be named if the Owner is an entity. See page 14.

Lifetime Automatic Periodic Benefit Status – A period in time during which we will pay you MGWB Periodic Payments. See page 22.

Lifetime Withdrawal Eligibility Age – Age 59.5. The minimum age of the Annuitant on or after which you may begin the Lifetime Withdrawal Phase. See page 20.

Lifetime Withdrawal Phase – The period under the Minimum Guaranteed Withdrawal Benefit during which the Maximum Annual Withdrawal is calculated and available for Withdrawal (see pages 18 and 20). The Lifetime Withdrawal Phase begins on the date of the first

3

Withdrawal, other than a Withdrawal requested for the payment of Investment Advisory Fees, on or after the date the Annuitant reaches the Lifetime Withdrawal Eligibility Age. See page 20.

Maximum Annual Withdrawal or MAW – The maximum amount available for Withdrawal from the Contract under the Minimum Guaranteed Withdrawal Benefit in any Contract Year without reducing the MGWB Base in future Contract Years. See pages 20.

MGWB Base – The factor that is used only for the sole purpose of calculating the MAW and the charge for the Minimum Guaranteed Withdrawal Benefit. The MGWB Base has no cash value. See page 18.

MGWB Charge Rate – The percentage of the MGWB Base as of the last Business Day immediately prior to the date the MGWB charge is deducted. See page 12.

MGWB Periodic Payments – The payments that occur after the Contract enters the Lifetime Automatic Periodic Benefit Status. See page 22.

Minimum Guaranteed Withdrawal Benefit or MGWB – The benefit available after the Annuitant reaches the Lifetime Withdrawal Eligibility Age that guarantees you will have a pre-determined amount, the MAW, available for Withdrawals from the Contract each Contract Year, even if the Accumulation Value is reduced to zero. See page 18.

Minimum Guaranteed Withdrawal Benefit Charge or MGWB Charge – The charge for the MGWB. See page 12.

Net Return Factor – The value that reflects: (1) the investment experience of a mutual fund or investment portfolio in which a variable sub-account invests; and (2) the charges assessed against that variable sub-account during a Valuation Period. See page 9.

Notice to Us – Notice made in a form that: (1) is approved by or is acceptable to, us; (2) has the information and any documentation we determine in our discretion to be necessary to take the action requested or exercise the right specified; and (3) is received by us at our Customer Service Center at the address specified on page 1. Under certain circumstances, we may permit you to provide Notice to Us by telephone or electronically.

Notice to You – Written notification mailed to your last known address. A different means of notification may also be used if you and we mutually agree. When action is required by you, the time frame and manner for response will be specified in the notice.

Owner – The individual (or entity) that is entitled to exercise the rights incident to ownership. The terms "you" or "your," when used in this prospectus, refer to the Owner. See page 14.

Premium – Collectively, the Initial Premium and any Additional Premium. See page 16.

Proof of Death – The documentation we deem necessary to establish death, including, but not limited to: (1) a certified copy of a death certificate; (2) a certified copy of a statement of death from the attending physician; (3) a finding of a court of competent jurisdiction as to the cause of death; or (4) any other proof we deem in our discretion to be satisfactory to us. See page 28.

Ratchet – The increase to the MGWB Base by an amount equal to the difference between the MGWB Base and the Accumulation Value on the applicable Ratchet Date if the Accumulation Value is greater than the amount of the MGWB Base immediately prior to such Ratchet Date. See page 20.

Ratchet Date – The applicable date on which the Ratchet is to occur. See page 20.

Right to Examine and Return this Contract – The period of time during which you have the right to return the Contract for any reason, or no reason at all, and receive the Premium paid and not previously surrendered. See page 34.

Specially Designated Variable Sub-account – A variable sub-account that is used as a "holding" account or for administrative purposes. The Specially Designated Variable Sub-account is designated by us – currently, the ING Money Market Portfolio.

Surrender – A transaction in which the entire Cash Surrender Value is taken from the Contract. See page 24.

Valuation Period – The time from the close of regular trading on the NYSE on one Business Day to the close of regular trading on the next succeeding Business Day.

Withdrawal – A transaction in which only a portion of the Cash Surrender Value is taken from the Contract. Annuity Payments under the Table 2 Annuity Plan for non-qualified Contracts are treated as Withdrawals. See pages 24 and 30.

Synopsis – The Contract

This synopsis reviews some important things that you should know about this annuity. We urge you to read the entire prospectus for complete details. This Synopsis is designed only as a guide. Certain features and benefits may vary depending on the state in which your Contract is issued. These state variations are identified later in the prospectus.

This annuity is a modified single premium deferred individual variable annuity.

The first payment must be at least $50,000 for both contracts purchased with after-tax money (which we refer to as a non-qualified contract) and contracts purchased with pre-tax money (which we refer to as a qualified contract). Premiums cannot total more than $1,000,000, unless you receive approval from us.

You can use this Contract to save money for retirement or other long-term purposes, and to receive retirement income for life. It is not meant to be used to meet short-term financial goals. You should not buy this Contract if you cannot risk getting back an amount less than your initial investment; or your assets are in a plan that already provides tax-deferral and you can identify no other benefits in purchasing this Contract. When considering an investment in the Contract, you should consult with your investment professional about your financial goals, investment time horizon and risk tolerance, see page 17.

THE ANNUITY CONTRACT

How does this annuity work?
This annuity is a contract between you and us. You pay premium into your contract, and we agree to make payments to you, starting after one year or at a later date in the future.

An annuity consists of the accumulation phase and the income phase.

During the **accumulation phase**, your annuity's value, which we refer to as the Accumulation Value can increase or decrease, based upon your allocation to the underlying investment options we offer. Currently, you may allocate money only to the ING Retirement Moderate Growth Portfolio, however different investment options may be available in the future, see page 10.

Since this annuity is tax-deferred, you do not pay taxes on the earnings until the money is paid to you.

We begin to pay money to you during the **income phase**. We use the value of your contract to determine the amount of income you receive, which we refer to as an Annuity Payment. Depending on the Annuity Plan you choose, you can receive payouts for life or for a specific period of time. You select the date the payouts start, which we refer to as the Annuity Commencement Date, and how often you receive them. See page 32 for more information about Annuity Payments and Annuity Plans available to you.

What happens if I die?
This annuity has a death benefit that pays money to your beneficiary if you die before we start to pay you income from your contract. The death benefit is equal to the Accumulation Value. For more information about the death benefit, see page 28.

What other benefits are included with the annuity?
This annuity includes a minimum guaranteed withdrawal benefit, or MGWB, which generally provides, subject to certain restrictions and limitations, that we will guarantee a minimum level of annual withdrawals from the contract for the lifetime of the annuitant, even if these withdrawals deplete your annuity's value to zero. It is important to note that excess withdrawals (as described more fully on page 19) will decrease the value of the MGWB and may, if applicable, result in the loss of the MGWB. This is more likely to occur if such withdrawals are made during periods of negative market activity. For more information about the MGWB, and how withdrawals can affect this benefit, see page 18.

FEES AND EXPENSES

What fees and/or expenses do you deduct from my annuity?
You will pay fees while you own the annuity. These fees will be deducted from the annuity. The amount of the fees depends on the value of the investments in your annuity and the types of investments you choose. There are three types of fees: transactional, recurring and underlying investment portfolio fees. For specific information about these fees, see page 7.

TAXES

How will payouts and withdrawals from my annuity be taxed?
This annuity is tax-deferred, which means you do not pay taxes on the annuity's earnings until the money is paid to you. When you take payouts or make a withdrawal, you pay ordinary income tax on the accumulated earnings. You also defer paying taxes on earnings if you move money from one underlying investment option to another. You may pay a federal income tax penalty on earnings you withdraw before age 59½. See page 37 for more information. Your annuity may also be subject to a premium tax, which depends on your state of residency. See page 12 for more information.
You can exchange one tax-deferred annuity for another without paying taxes on the accumulated earnings when you make the exchange. Before making such exchange, you should compare the benefits, features, and costs of the two annuities.

Does buying an annuity in a retirement plan provide extra tax benefits?
No. Buying an annuity within an IRA or other tax-deferred retirement plan doesn't give you any extra tax benefits, because amounts contributed to such plans are already tax-deferred. Choose your annuity based on its other features and benefits as well as its risks and costs, not its tax benefits.

OTHER INFORMATION

What else do I need to know?
We may change your contract from time to time to follow federal or state laws and regulations. If we do, we will provide Notice to You of such changes in writing.

Compensation: We pay the broker-dealer for selling the annuity to you. Your broker-dealer also may have certain revenue sharing arrangements or pay its personnel more for selling this contract than for selling other annuity contracts. See page 35 for more information.

Right to Examine the Contract: Many states have laws that give you a set number of days to look at an annuity after you buy it. If you decide during that time that you do not want it, you can return the annuity. See page 34 for more information.

Synopsis – Fees and Expenses

The following tables describe the fees and expenses that you will pay when buying, owning, and Surrendering the Contract.

This table describes the transactional fees and expenses that you will pay at the time that you buy the Contract, Surrender the Contract, or transfer Accumulation Value between variable sub-accounts. Premium taxes may also be deducted.

Transactional Fees and Expenses	
Surrender Charge	None
Excess Transfer Charge[1]	$25
Overnight Charge[2]	$20

1. The charge is assessed per transfer between variable sub-accounts after 12 during a Contract Year (which we refer to as an Excess Transfer); however only one variable sub-account is available under the Contract at this time.
2. You may choose to have this charge deducted from the net amount of a Surrender or Withdrawal you would like sent to you by overnight delivery service.

This table describes the recurring fees and expenses that you will pay periodically during the time that you own the Contract, not including variable sub-account fees and expenses.

Recurring Fees and Expenses		
Separate Account Annual Expenses (as a percentage of Accumulation Value)		
	Maximum	Current
Mortality & Expense Risk Charge[3]	0.78%	0.78%
Asset Based Administrative Charge	None	None
Total Separate Account Annual Expenses	0.78%	0.78%
Minimum Guaranteed Withdrawal Benefit Charge(as a percentage of the MGWB Base)[4]	1.00%	1.00%

3. This charge is deducted on Business Days as a percentage of and from the Accumulation Value in each variable sub-account.
4. This charge is for the MGWB, which is an included benefit of your annuity. The charge is deducted quarterly from the Accumulation Value in each variable sub-account. The MGWB Base is equal to the Initial Premium on the Contract Date, and is increased dollar-for-dollar for any Additional Premiums permitted during the first Contract Year.   For more information, please see pages 12 and 18.

This item shows the minimum and maximum total gross operating expenses charged by the variable sub-accounts that you may pay periodically during the time that you own the Contract. More detail concerning each variable sub-account's fees and expenses is contained in the prospectus for the relevant underlying investment portfolio.

Total Annual Variable Sub-account Gross Operating Expenses		
Expenses that are deducted from underlying investment portfolio assets, including management fees, service and/or distribution (12b-1) fees, and other expenses[5, 6]	Minimum	Maximum
	0.65%	0.65%

5. We may receive compensation from the underlying investment portfolios or their affiliates based on an annual percentage of the average net assets held in that investment portfolio by us. The percentage paid may vary from one underlying investment

portfolio to another. For certain underlying investment portfolios, some of this compensation may be paid out as 12b-1 fees or service fees that are deducted from investment portfolio assets. These fees are disclosed in the underlying investment portfolio prospectuses. We may also receive compensation from certain underlying investment portfolios or their affiliates for recordkeeping or other services. See page 35.

6. No underlying investment portfolio currently charges a redemption fee. See page 13

<u>This example</u> is intended to help you compare the cost of investing in the Contract with the cost of investing in other variable annuity contracts.


Example


Assumptions
a. You invest $10,000 in the Contract for the time periods indicated below.
b. The costs reflected include the maximum transactional and recurring fees and expenses noted above and the maximum charge for the MGWB. Also included are the maximum gross operating expenses noted above of any of the variable sub-accounts.
c. The example assumes that your investment has a 5% return each year.

Although your actual costs may be higher or lower, based on these assumptions, your costs would be:
If you Surrender or annuitize your Contract at the end of the applicable time period

1 year	3 years	5 years	10 years
$243	$750	$1,283	$2,740

If you do not Surrender your Contract

1 year	3 years	5 years	10 years
$243	$750	$1,283	$2,740

Condensed Financial Information

Accumulation Value
We use accumulation units to calculate the Accumulation Value of a Contract. Although there is currently only one underlying investment portfolio available for allocation of Accumulation Value and therefore only one variable sub-account, different variable sub-accounts could be available in the future. Each variable sub-account of Variable Annuity Account B has its own accumulation unit value. This value may increase or decrease from day to day based on the investment performance of the applicable underlying investment portfolio. Shares in an underlying investment portfolio are valued at their net asset value.

On the Contract Date, the Accumulation Value in each variable sub-account equals the Initial Premium allocated to that variable sub-account, less a charge for premium tax, if applicable. We calculate the Accumulation Value at the close of each Business Day thereafter as follows:

Accumulation Value in the variable sub-account at the close of the preceding Business Day
➔ *Multiplied by* the variable sub-account's Net Return Factor for the current Valuation Period (see below)
➔ *Plus* any Additional Premium accepted to the variable sub-accounts during the current Valuation Period
➔ *Minus* any premium taxes related to the Additional Premium, if applicable
➔ *Plus or Minus* any transfers to or from the variable sub-account during the current Valuation Period
➔ *Minus* any Withdrawals from the variable sub-account during the current Valuation Period
➔ *Minus* any charges, other than daily charges (e.g., the charge for the MGWB, which is deducted on quarterly Contract Anniversaries), or applicable taxes, including any premium taxes not previously deducted, allocated to that variable sub-account

No accumulation unit value history is contained in this prospectus because the Contract has not previously been offered for sale.

The Net Return Factor is an index number that reflects certain charges under the Contract and the investment performance of the variable sub-account. The Net Return Factor is calculated for each variable sub-account as follows:

The net asset value of the portfolio in which the variable sub-account invests at the close of the current Business Day
➔ Plus the amount of any dividend or capital gains distribution declared for and reinvested in such portfolio during the current Valuation Period
➔ Divided by the net asset value of the portfolio at the close of the preceding Business Day
➔ Minus the daily charges from the variable sub-account (e.g., the mortality & expense risk charge)

Calculations for the variable sub-accounts are made on a per unit basis.

Financial Statements
The statements of assets and liabilities, the statements of operations, the statements of changes in net assets and the related notes to financial statements for Variable Annuity Account B and the consolidated financial statements and the related notes to financial statements for ING Life Insurance and Annuity Company are located in the Statement of Additional Information.

ING Life Insurance and Annuity Company

Organization and Operation
ING Life Insurance and Annuity Company (the Company, we, us, our) issues the Contracts described in this prospectus and is responsible for providing each Contract's insurance and annuity benefits. We are a direct, wholly owned subsidiary of Lion Connecticut Holdings Inc.

We are a stock life insurance company organized under the insurance laws of the State of Connecticut in 1976 and an indirect wholly owned subsidiary of ING Groep N.V. ("ING"), a global financial institution active in the fields of insurance, banking and asset management. Through a merger, our operations include the business of Aetna Variable Annuity Life Insurance Company (formerly known as Participating Annuity Life Insurance Company, an Arkansas life insurance company organized in 1954). Prior to January 1, 2002, the Company was known as Aetna Life Insurance and Annuity Company.

As part of a restructuring plan approved by the European Commission, ING has agreed to separate its banking and insurance businesses by 2013. ING intends to achieve this separation by divestment of its insurance and investment management operations, including the Company. ING has announced that it will explore all options for implementing the separation including initial public offerings, sales or combinations thereof. On November 10, 2010, ING announced that ING and its U.S. insurance affiliates, including the Company, are preparing for a base case of an initial public offering ("IPO") of the Company and its U.S.-based insurance and investment management affiliates.

We are engaged in the business of issuing life insurance and annuities. Our principal executive offices are located at:

One Orange Way
Windsor, Connecticut 06095-4774

Regulatory Matters
As with many financial services companies, the Company and its affiliates periodically receive informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with examinations, inquiries, investigations and audits of the products and practices of the Company or the financial services industry. These currently include an inquiry regarding the Company's policy for correcting errors made in processing trades for ERISA plans or plan participants. Some of these investigations examinations, audits and inquiries could result in regulatory action against the Company. The potential outcome of the investigations, examinations, audits, inquiries and any such regulatory action is difficult to predict but could subject the Company to adverse consequences, including, but not limited to, additional payments to plans or participants, disgorgement, settlement payments, penalties, fines, and other financial liability and changes to the Company's policies and procedures, the financial impact of which cannot be estimated at this time, but management does not believe will have a material adverse effect on the Company's financial position or results of operations.. It is the practice of the Company and its affiliates to cooperate fully in these matters.

Product Regulation
Our products are subject to a complex and extensive array of state and federal tax, securities and insurance laws, and regulations, which are administered and enforced by a number of governmental and self-regulatory authorities. Specifically, U.S. federal income tax law imposes requirements relating to non-qualified annuity product design, administration, and investments that are conditions for

beneficial tax treatment of such products under the Internal Revenue Code. (See page 37 for further discussion of some of these requirements.) Failure to administer certain non-qualified contract features (for example, contractual annuity start dates in non-qualified annuities) could affect such beneficiary tax treatment. In addition, state and federal securities and insurance laws impose requirements relating to insurance and annuity product design, offering and distribution, and administration. Failure to meet any of these complex tax, securities, or insurance requirements could subject the Company to administrative penalties, unanticipated remediation, or other claims and costs.

Variable Annuity Account B and its Variable Sub-accounts

Organization and Operation
We established Variable Annuity Account B (the "separate account") under Connecticut Law in 1976 as a continuation of the separate account established in 1974 under Arkansas law of Aetna Variable Annuity Life Insurance Company. The separate account was established as a segregated asset account to fund variable annuity contracts. The separate account is registered as a unit investment trust under the Investment Company Act of 1940. It also meets the definition of "separate account" under the federal securities laws.

The separate account is divided into "sub-accounts." Each sub-account invests directly in shares of a corresponding fund.

Although we hold title to the assets of the separate account, such assets are not chargeable with the liabilities of any other business that we conduct. Income, gains or losses of the separate account are credited to or charged against the assets of the separate account without regard to other income, gains or losses of ING Life Insurance and Annuity Company. All obligations arising under the Contracts are obligations of ING Life Insurance and Annuity Company.

Other variable annuity contracts through Variable Annuity Account B having different variable sub-accounts are not discussed in this prospectus. Under certain circumstances, we may make certain changes to the variable sub-accounts. For more information, see page 18.

Variable Sub-accounts
More information about the variable sub-accounts available under the Contract is contained in the below table.
You bear the entire investment risk for amounts you allocate to an underlying investment portfolio, and you may lose your principal. The investment results of the underlying investment portfolios are likely to differ significantly. There is no assurance that any fund will achieve its investment objectives. You should carefully consider the investment objectives, risks and charges and expenses of an underlying investment option before investing in it. More information is available in the prospectus for an underlying investment option. You may obtain a copy of the prospectus for an underlying investment portfolio by contacting our customer service center. Contact information for the customer service center appears on page 1. **If you received a summary prospectus for an underlying investment portfolio available through your contract, you may obtain a full prospectus and other fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the contact information shown on the front of the portfolio's summary prospectus.**

Please work with your investment professional to determine if the variable sub-accounts may be suited to your financial needs, investment time horizon and risk tolerance. You should periodically review these factors to determine if you need to change your investment strategy.

Variable Sub-accounts Currently Available
ING Investor's Trust
7337 E. Doubletree Ranch Road, Scottsdale, AZ 85258
ING Retirement Moderate Growth Portfolio (Class I)
Investment Adviser: Directed Services LLC
Asset Allocation Committee
The Portfolio seeks a high level of total return.
ING Money Market Portfolio*
7337 E. Doubletree Ranch Road, Scottsdale, AZ 85258
ING Money Market Portfolio* (Class S)
Invest Adviser: ING Investments LLC
Investment Subadviser: ING Investment Management Co. LLC
The Portfolio seeks to provide high current income, consistent with preservation of capital and liquidity, through investment in high-quality money market instruments while maintaining a stable share price of $1.00

*Please note that the ING Money Market Portfolio is the Specially Designated Variable Sub-Account and may only be used for certain administrative purposes. You may not allocate funds to this Variable Sub-account, see page 17.

Fees Deducted by the Underlying Investment Portfolios
The prospectuses for the underlying investment portfolios show the investment advisory fees, 12b-1 fees and other expenses including service fees (if applicable) charged annually. Fees of an underlying investment portfolio are one factor that impacts the value of a share. Please refer to the prospectuses for the underlying investment portfolios for more information and to learn more about additional factors.

The Company may receive compensation from each of the underlying investment portfolios or their affiliates based on an annual percentage of the average net assets held in that underlying investment portfolio by the Company. The percentage paid may vary from one fund company to another. For certain underlying investment portfolios, some of this compensation may be paid out of 12b-1 fees or service fees that are deducted from underlying investment portfolio assets. Any such fees deducted from underlying investment portfolio assets are disclosed in the prospectuses for the underlying investment portfolio. The Company may also receive additional compensation from certain underlying investment portfolios for administrative, recordkeeping or other services provided by the Company to the underlying investment portfolios or their affiliates. These additional payments may also be used by the Company to finance distribution. See page 13 for more information.

In the case of fund companies affiliated with the Company, where an affiliated investment adviser employs subadvisers to manage the underlying investment portfolios, no direct payments are made to the Company or the affiliated investment adviser by the subadvisers. Subadvisers may provide reimbursement for employees of the Company or its affiliates to attend business meetings or training conferences. Investment management fees are apportioned between the affiliated investment adviser and subadviser. This apportionment varies by subadviser, resulting in varying amounts of revenue retained by the affiliated investment adviser. See page 13 for more information.

Fees are deducted from the value of the underlying investment portfolio shares on a daily basis, which in turn affects the value of each variable sub-account that purchases fund shares.

Changes to a Variable Sub-account and/or Variable Annuity Account B
We may make additional variable sub-accounts through Variable Annuity Account B available to you under the Contract. We may also eliminate, combine or substitute underlying investment portfolios, subject to the conditions set forth in your Contract, and subject to any required regulatory approvals, including SEC approval.

If you elected systematic withdrawals, as described below, or if you have other outstanding instructions and a variable sub-account is no longer available because it has been substituted or merged, we will execute your instructions using the substituted or merged variable sub-account, unless you instruct otherwise. The substituted or merged variable sub-account may have higher fees and charges than the variable sub-account it replaces. If a variable sub-account is no longer available for any other reason, we will allocate your Accumulation Value proportionally among the other variable sub-account(s) available that, according to your outstanding instructions, comprise your current allocation. We may close the currently available sub-account or any other variable sub-accounts to transfers of Premium or allocation of Additional Premium, however at least one variable sub-account will always be available.

Subject to any required regulatory approvals, we reserve the right to transfer assets of Variable Annuity Account B or any variable sub-account that we determine to be associated with the class of contracts to which this Contract belongs to another separate account or variable sub-account. The portfolio in which the transferred assets invest may have higher fees and charges than the portfolio from which such assets were transferred.

We operate Variable Annuity Account B in accordance with the Investment Company Act of 1940. Subject to SEC approval, we reserve the right to make the following changes to this separate account:

Deregister the separate account;
Operate the separate account as a management company;
Restrict or eliminate any voting rights; or
Combine Variable Annuity Account B with another separate account.

We will provide you with written notice before we make any of these changes to the variable sub-accounts and/or Variable Annuity Account B.

Fees and Expenses

We deduct the following fees and expenses to compensate us for our costs, the services we provide, and the risks we assume under the Contracts. We incur costs for distributing and administering the Contracts, including compensation and expenses paid in connection with sales of the Contracts, for paying the benefits payable under the Contracts and for bearing various risks associated with the Contracts. Fees and expenses expressed as a percentage are rounded to the nearest hundredth of one percent. We expect to profit from the charges and may use the profits to finance the distribution of Contracts.

Premium Tax
In certain states, the Premium you pay for the Contract is subject to a premium tax. A premium tax is generally any tax or fee imposed or levied by any state government or political subdivision thereof on your Premium received by us. Currently, the premium tax ranges from zero to 3.5%, depending on your state of residence. We reserve the right in the Contract to recoup the amount of any premium tax from the Accumulation Value if and when:

> The premium tax is incurred by us; or
> The Accumulation Value is applied to an Annuity Plan on the Annuity Commencement Date.

Unless you direct otherwise, a charge for any premium taxes will be deducted proportionally from the Accumulation Value. We reserve the right in the Contract to change the amount we charge for the premium tax if you change your state of residence. We do not expect to incur any other tax liability attributable to the Contract. We also reserve the right to charge for any other taxes as a result of any changes in applicable law.

Excess Transfer Charge
Currently, the contract offers only one investment option so an Excess Transfer charge cannot be incurred. However, additional investment options could be available in the future. The Contract has a $25 charge for each transfer exceeding 12 during a Contract Year (which we refer to as an Excess Transfer). If additional investment options become available and you make an Excess Transfer, you will be assessed an Excess Transfer Charge. If we elect to deduct this charge, it will be deducted from the Accumulation Value in the variable sub-account from which the transfer is made.

Redemption Fees
If applicable, we may deduct the amount of any redemption fees imposed by the underlying investment portfolios as a result of Withdrawals, transfers or other fund transactions you initiate. For contracts issued in Connecticut, we will not deduct any redemption fees. Redemption fees, if any, are separate and distinct from any transaction charges or other charges deducted from your Accumulation Value. The prospectus for an underlying investment portfolio will have a more complete description of its fees and expenses.

Mortality & Expense Risk Charge
The Contract has a mortality & expense risk charge, 0.78% annually, that is deducted on Business Days as a percentage of the Accumulation Value in each variable sub-account. This charge compensates us for Death Benefit and age risks and the risk that expense charges will not cover actual expenses. If there are any profits from this charge, we may use them to finance the distribution of the Contracts.

MGWB Charge
The charge for the MGWB is 1.00 % annually (which we refer to as the MGWB Charge Rate), calculated using the MGWB Base and deducted proportionally, in arrears, from the Accumulation Value in the variable sub-accounts on each quarterly Contract Anniversary. The MGWB charge is equal to the MGWB Base on the previous Business Day multiplied by the MGWB Charge Rate. This charge compensates us for the risk that the assumptions used in designing the MGWB prove accurate.

The charge for the MGWB will continue to be assessed until the Accumulation Value is reduced to zero, or until the MGWB is terminated. See page 23. The MGWB charge will be prorated in the event that:

> The Contract (and therefore the MGWB) is terminated by Surrender. See page 23.
> The Accumulation Value is applied to an Annuity Plan described in Table 1. See page 30.
> The MGWB is terminated upon an impermissible ownership change. See page 15.

Also, the MGWB will terminate upon the death of the Owner or Annuitant (subject to the surviving spouse's option to continue the Contract). See page 22. Upon Proof of Death (see page 28), any charges which are due but unpaid for any period the MGWB was active and in force prior to the date of death will be deducted, or any charges that have been deducted for any period of time after the date of death will be refunded.

Underlying Investment Portfolio Expenses

As shown in the prospectuses for the underlying investment portfolios as well as described in the "Fees Deducted by the Underlying Investment Portfolios" section of this prospectus, each underlying investment portfolio deducts management fees from the amounts allocated to it. In addition, each underlying investment portfolio deducts other expenses which may include service fees that may be used to compensate service providers, including the Company and its affiliates, for administrative and Contract Owner services provided on behalf of the fund. Furthermore, certain underlying investment portfolios may deduct a distribution or 12b-1 fee, which is used to finance any activity that is primarily intended to result in the sale of fund shares. **For a more complete description of these fees and expenses, review each prospectus for the underlying investment portfolio.** You should evaluate the expenses associated with the underlying investment portfolios available through this Contract before making a decision to invest.

The Company may receive substantial revenue from each of the funds or from the funds' affiliates, although the amount and types of revenue vary with respect to each of the funds offered through the Contract. This revenue is one of several factors we consider when determining Contract fees and charges and whether to offer a fund through our Contracts. **Fund revenue is important to the Company's profitability, and it is generally more profitable for us to offer affiliated funds than to offer unaffiliated funds.**

Assets allocated to affiliated funds, meaning funds managed by Directed Services LLC, ING Investments, LLC or another Company affiliate, generate the largest dollar amount of revenue for the Company. Affiliated funds may also be subadvised by a Company affiliate or by an unaffiliated third party. Assets allocated to unaffiliated funds, meaning funds managed by an unaffiliated third party, generate lesser, but still substantial dollar amounts of revenue for the Company. The Company expects to make a profit from this revenue to the extent it exceeds the Company's expenses, including the payment of sales compensation to our distributors. Only affiliated funds are available under the Contract.

Revenue Received from Affiliated Funds.

The revenue received by the Company from affiliated funds may be deducted from fund assets and may include:

A share of the management fee;
Service fees;
For certain share classes, the Company or its affiliates may also receive compensation paid out of 12b-1 fees ; and
Other revenues that may be based either on an annual percentage of average net assets held in the fund by the Company or a percentage of the fund's management fees.

In the case of affiliated funds subadvised by unaffiliated third parties, any sharing of the management fee between the Company and the affiliated investment adviser is based on the amount of such fee remaining after the subadvisory fee has been paid to the unaffiliated subadviser. Because subadvisory fees vary by subadviser, varying amounts of revenue may be retained by the affiliated investment adviser and ultimately shared with the Company. The Company may also receive additional compensation in the form of intercompany payments from an affiliated fund's investment advisor or the investment advisor's parent in order to allocate revenue and profits across the organization. The intercompany payments and other revenue received from affiliated funds provide the Company with a financial incentive to offer affiliated funds through the contract rather than unaffiliated funds.

In addition to the types of revenue received from affiliated funds described above, affiliated funds and their investment advisers, subadvisers or affiliates may participate at their own expense in Company sales conferences or educational and training meetings. In relation to such participation, a fund's investment adviser, subadviser or affiliate may help offset the cost of the meetings or sponsor events associated with the meetings. In exchange for these expense offset or sponsorship arrangements, the investment adviser, subadviser or affiliate may receive certain benefits and access opportunities to Company sales representatives and wholesalers rather than monetary benefits. These benefits and opportunities include, but are not limited to, co-branded marketing materials, targeted marketing sales opportunities, training opportunities at meetings, training modules for sales personnel and opportunity to host due diligence meetings for representatives and wholesalers.

Certain funds may be structured as "fund of funds." These funds may have higher fees and expenses than a fund that invests directly in debt and equity securities because they also incur the fees and expenses of the underlying funds in which they invest. These funds are affiliated funds, and the underlying funds in which they invest may be affiliated funds as well. The fund prospectuses disclose the aggregate annual operating expenses of each investment portfolio and its corresponding underlying fund or funds.

Please note that certain management personnel and other employees of the Company or its affiliates may receive a portion of their total employment compensation based on the amount of net assets allocated to affiliated funds. For more information, please see page 35.

13

The Annuity Contract

The Contract described in this prospectus is a modified single premium deferred individual variable annuity contract. The Contract provides a means for you to invest in one or more of the available variable sub-accounts and has a guaranteed minimum withdrawal benefit. The Contract is non-participating, which means that it will not pay dividends resulting from any surplus or earnings of the Company. The Contract consists of any attached application, amendment or Endorsements that are issued in consideration of the Initial Premium paid. We urge you to read the Contract, which details your rights as the Owner.

Owner
The Owner is the individual (or entity) entitled to exercise the rights incident to ownership. The Owner may be an individual or a non-natural person (e.g., a corporation or trust). We require the Owner to have an Insurable Interest in the Annuitant. See page 33. Two individuals may own the Contract, which we refer to as Joint Owners. Joint Owners must agree to any changes or exercise the rights under the Contract. The Death Benefit becomes payable (see page 28) if the Owner dies (or, in the case of multiple Owners, any Owner dies) before the Annuity Commencement Date (see page 32). If the Owner is a non-natural person, the Death Benefit becomes payable if any Annuitant dies prior to the Annuity Commencement Date. Under the Table 2 Annuity Plan for a non-qualified Contract or Roth IRA Contract, the Death Benefit is also payable after the Annuity Commencement Date (see page 32). We will pay the Death Benefit to the Beneficiary (see below).

Joint Owner
For Contracts purchased with after-tax money, which we refer to as non-qualified Contracts, Joint Owners may be named in a written request to us at any time before the Contract is in effect. A Joint Owner may not be an entity. In the case of Joint Owners, all Owners must agree to any change or exercise of the rights under the Contract. Joint Owners must agree to any exercise of the rights under the Contract. All other rights of ownership must be exercised jointly by both Owners. Joint Owners own equal shares of any benefits accruing or payments made to them. In the case of Joint Owners, upon the death of a Joint Owner, any surviving Owner will take the place of, and will be deemed to be, the sole primary Beneficiary, and the Death Benefit is payable. See page 28. This Beneficiary change will override any previous Beneficiary designation. All rights of a Joint Owner terminate upon the death of that Owner, so long as the other Joint Owner survives, and the deceased Joint Owner's entire interest in the Contract will pass to the surviving Joint Owner. The Death Benefit is either payable to the surviving Joint Owner, or in the case of a surviving Joint Owner who is the spouse of the deceased Joint Owner, will be payable if the surviving Joint Owner dies prior to the Annuity Commencement Date. See page 32.

Annuitant and Contingent Annuitant
The Annuitant is the individual upon whose life the Annuity Payments and the Minimum Guaranteed Withdrawal Benefits are based. The Annuitant must be a natural person, who is designated by you at the time the Contract is issued. If you do not designate the Annuitant, the Owner will be the Annuitant. In the case of Joint Owners, we will not issue a Contract if you have not designated the Annuitant. Each Owner must have an Insurable Interest in the life of the Annuitant. While the Minimum Guaranteed Withdrawal Benefit is in effect, the Annuitant must be the Owner, unless the Owner is not a natural person. If the Owner is a non-natural person, an Annuitant must be named. We require the Owner to have an Insurable Interest in the Annuitant. See page 33.

You may name a Contingent Annuitant. A Contingent Annuitant is the individual who will become the Annuitant if the named Annuitant dies prior to the Annuity Commencement Date.

Neither the Annuitant nor the Contingent Annuitant can be changed while he or she is still living. Permitted changes to the Annuitant:

If the Owner is an individual, and the Annuitant dies prior to the Annuity Commencement Date, the Contingent Annuitant, if any, will become the Annuitant, if two Owners do not exist.
Otherwise, the Owner will become the Annuitant if the Owner is a natural person.
If two individual Owners exist, the youngest Owner will become the Annuitant.
The Owner, or joint Owners, must name an individual as the Annuitant if the Owner is age 90 or older as of the date of the Annuitant's death. We require the Owner to have an Insurable Interest in the Annuitant. See page 33.

If the Owner is a non-natural person, and the Annuitant dies before the Annuity Commencement Date, we will pay the Death Benefit to the designated Beneficiary (see below). Under the Table 2 Annuity Plan for a non-qualified Contract or Roth IRA Contract, the Death Benefit is also payable after the Annuity Commencement Date (see page 32). There are different distribution requirements under the Code for paying the Death Benefit on a Contract that is owned by a non-natural person. You should consult your tax adviser for more information if the Owner is non-natural person.

Beneficiary

The Beneficiary is the individual or entity designated by you to receive the Death Benefit. The Beneficiary may become the successor Owner if the Owner, who is a spouse, as defined under U.S. federal law, dies before the Annuity Commencement Date. You may designate one or more classes of Beneficiaries: primary Beneficiaries and contingent Beneficiaries. The Death Benefit will be paid to the primary Beneficiary. The Owner may designate a contingent Beneficiary, who will become the Beneficiary if all primary Beneficiaries die before any Owner (or the Annuitant if the Owner is a non-natural person). The Owner may designate one or more primary Beneficiaries and contingent Beneficiaries. The Owner may also designate any Beneficiary to be an Irrevocable Beneficiary. An Irrevocable Beneficiary is a Beneficiary whose rights and interest under the Contract cannot be changed without the consent of such Irrevocable Beneficiary.

Payment of the Death Benefit to the Beneficiary:

	We pay the Death Benefit to the primary Beneficiary (unless there are joint Owners, in which case the Death Benefit is paid to the surviving Owner(s)).
	If all primary Beneficiaries die before any Owner (or, if the Owner is not a natural person, the Annuitant), we pay the Death Benefit to any contingent Beneficiary, who shall take the place of, and be deemed to be, the primary Beneficiary.
	If there is a sole natural Owner and no surviving Beneficiary (or no Beneficiary is designated), we pay the Death Benefit to the Owner's estate.
	If the Owner is not a natural person and all Beneficiaries die before the Annuitant (or no Beneficiary is designated), the Owner will be deemed to be the primary Beneficiary.
	One or more individuals may be a Beneficiary or contingent Beneficiary.
	In the case of more than one Beneficiary, we will assume any Death Benefit is to be paid in equal shares to all primary Beneficiaries, unless you provide Notice to Us directing otherwise.

We will deem a Beneficiary to have predeceased the Owner if:

	The Beneficiary died at the same time as the Owner;
	The Beneficiary died within 24 hours after the Owner's death; or
	There is insufficient evidence to determine that the Beneficiary and Owner died other than at the same time.

The Beneficiary may decide how to receive the Death Benefit, subject to the distribution requirements under Section 72(s) of the Code. You may restrict a Beneficiary's right to elect an Annuity Plan or receive the Death Benefit in a single lump-sum payment.

Change of Owner or Beneficiary

You may change the ownership of a non-qualified Contract before the Annuity Commencement Date. Any change, addition or deletion of an Owner is treated as a change of ownership. We require any new Owner to have an Insurable Interest in the Annuitant. See page 33.

A change in ownership will cause the Minimum Guaranteed Withdrawal Benefit to terminate. We do not consider the following transactions to be a change of Owner and thus they are permitted under the Minimum Guaranteed Withdrawal Benefit:

	Continuation of the Contract by a Beneficiary who is the spouse (as defined under federal law) of the deceased Owner;
	From one custodian to another for the benefit of the same individual;
	From a custodian for the benefit of an individual to the same individual;
	From an individual to custodian for the benefit of the same individual;
	Collateral assignments;
	From one trust to another where the individual Owner and the grantor of both trusts are the same individual;
	From one individual to a trust where the individual Owner and the grantor of the trust are the same individual;
	From a trust to an individual where the individual Owner and grantor of the trust is the same individual; and
	Pursuant to a court order.

You have the right to change the Beneficiary unless you have designated such person as an Irrevocable Beneficiary at any time prior to the Annuity Commencement Date. Unless you specify otherwise, a change of Beneficiary cancels any existing Beneficiary designations in the same class (primary or contingent).

Notice to Us is required for any changes pursuant to the Contract. Any such change will take effect as of the date Notice to Us is signed by the owner, subject to any payment made or action taken by us before receiving such Notice to Us. A change of Owner likely has tax consequences. See page 37.

Contract Purchase Requirements

We will issue a Contract so long as the Annuitant and the Owner (if natural person) are between the ages 50 and 80 at the time of application. An Insurable Interest must exist at the time we issue the Contract. In purchasing the Contract, you will represent and acknowledge that the Owner has an Insurable Interest in the Annuitant. We require the agent/registered representative to confirm on the application that the Owner has an Insurable Interest in the Annuitant. Insurable Interest means the Owner has a lawful and substantial economic interest in the continued life of a person. See page 33.

The minimum initial payment (which we refer to as the Initial Premium) for both non-qualified (purchased with after-tax money) and qualified (purchased with pre-tax money) Contracts must be at least $50,000. We currently accept Additional Premiums (any payment after the first payment) from the time your right to return the Contract expires up to 90 days after the first Contract Anniversary, but only when you notify us that Additional Premium will be coming before the end of the first Contract Year. Otherwise, we will only accept Additional Premiums through the end of the first Contract Year. Your ability to pay Additional Premiums is subject to our right in the Contract to not allow Additional Premiums. Each Additional Premium must be at least $500 for non-qualified Contracts and $50 for qualified Contracts.

If your Premium payment was transmitted by wire order from your agent/registered representative (broker-dealer), we will follow one of the following two procedures after we receive and accept the wire order and investment instructions. Which procedure depends on whether your state or agent/registered representative (broker-dealer) requires an application to issue the Contract.

> If an application is required, we will issue the Contract along with a Contract acknowledgement and delivery statement, but we reserve the right to void the Contract if we are not in receipt of a properly completed application within 5 days of receiving the Initial Premium. We will refund the Accumulation Value plus any charges we deducted, and the Contract will be voided. We will return the Initial Premium when required.
>
> When an application is <u>not</u> required, we will issue the Contract along with a Contract acknowledgement and delivery statement. We require you to execute and return the Contract acknowledgement and delivery statement. Until you do, we will require a signature guarantee, or notarized signature, on certain transactions prior to processing.

Except for Contracts issued in Florida or Connecticut, our prior approval is required for Premium that would cause the Accumulation Value of all annuities you maintain with us to exceed $1,000,000. For Contracts issued in Florida, we reserve the right not to accept Additional Premium which would bring the total sum of premiums or the value of the annuity under this Contract above $100,000, unless we approve such higher amount.

Anti-Money Laundering

In order to protect against the possible misuse of our products in money laundering or terrorist financing, we have adopted an anti-money laundering program satisfying the requirements of the USA PATRIOT Act and other current anti-money laundering laws. Among other things, this program requires us, our agents and customers to comply with certain procedures and standards that serve to assure that our customers' identities are properly verified and that premiums and loan repayments are not derived from improper sources.

Under our anti-money laundering program, we may require policy owners, insured persons and/or beneficiaries to provide sufficient evidence of identification, and we reserve the right to verify any information provided to us by accessing information databases maintained internally or by outside firms.

We may also refuse to accept certain forms of premium payments or loan repayments (traveler's cheques, cashier's checks, bank drafts, bank checks and treasurer's checks, for example) or restrict the amount of certain forms of premium payments or loan repayments (money orders totaling more than $5,000.00, for example). In addition, we may require information as to why a particular form of payment was used (third party checks, for example) and the source of the funds of such payment in order to determine whether or not we will accept it. Use of an unacceptable form of payment may result in us returning the payment and not issuing the Contract.

Applicable laws designed to prevent terrorist financing and money laundering might, in certain circumstances, require us to block certain transactions until authorization is received from the appropriate regulator. We may also be required to provide additional information about you and your policy to government regulators.

Our anti-money laundering program is subject to change without notice to take account of changes in applicable laws or regulations and our ongoing assessment of our exposure to illegal activity.

Availability of the Contract

The Contract is designed for people seeking long-term tax-deferred accumulation of assets, generally for retirement or other long-term purposes. The tax-deferred feature is more attractive to people in high federal and state income tax brackets. You should **not** buy this Contract if:

> You are looking for a short-term investment;
> You cannot risk getting back an amount less than your initial investment; or
> Your assets are in a plan that already provides for tax-deferral and you can identify no other benefits in purchasing this Contract.

When considering an investment in the Contract, you should consult with your investment professional about your financial goals, investment time horizon and risk tolerance.

Replacing an existing insurance contract with this Contract may not be beneficial to you. Before purchasing the Contract, you should determine whether your existing contract will be subject to any fees or penalties upon termination of such contract. You should also compare the fees, charges, coverage provisions and limitations, if any, of your existing contract to this Contract.

IRAs and other qualified plans already have the tax-deferral feature found in this Contract. For an additional cost, the Contract provides other features and benefits, which other plans may not provide. You should not purchase a qualified Contract unless you want these other features and benefits, taking into account their cost. See page 41 for more information. If this Contract is issued as an IRA, no contributions may be made for the taxable year in which you attain age 70½.

Crediting of Premium Payments

We will process your Initial Premium within 2 Business Days of receipt and allocate it according to the instructions you specify, in an amount equal to the Accumulation Value as next determined, so long as the application and all information necessary for processing the Contract are complete.

In the event that an application is incomplete for any reason, we are permitted to retain your Initial Premium for up to 5 Business Days while attempting to complete it. We will contact you for further instructions when a variable sub-account that you have selected is not available or, we believe, is requested in error. If the application cannot be completed during this time, we will inform you of the reasons for the delay. We will also return the Initial Premium promptly. Alternatively, you may direct us to hold the Initial Premium, which we will place in a non-interest bearing account until the application is completed. Once the application is completed, we will process your Initial Premium within 2 Business Days and allocate it according to your instructions.

In some states, we may be required to allocate your Initial Premium to a money market sub-account while you have the right to return the Contract for a refund of the Initial Premium. We refer to this sub-account in the Contract as the Specially Designated Variable Sub-account – currently, the ING Money Market Portfolio. After your right to return the Contract expires, we will convert your Accumulation Value in the Specially Designated Variable Sub-account to Accumulation Value of the variable sub-accounts you previously selected. The Accumulation Value will be allocated based on the Accumulation Value next computed for each variable sub-account.

We will process Additional Premium payments on or after the Accumulation Value next determined after receipt when we receive complete instructions. On Additional Premium, we will ask about any missing information. If more than one variable sub-account is available, Additional Premium will be allocated in the same proportion as the current Accumulation Value, unless you specify otherwise. If a variable sub-account is no longer available for the allocation of Additional Premium (or for transfers) because it has been substituted or merged into another variable sub-account, we will execute your instructions using the substituted or merged variable sub-account. If a variable sub-account is no longer available for any other reason (including due to a fund purchase restriction) or, we believe, is requested in error, we will allocate the Additional Premiums proportionally among the other variable sub-account(s) in your current allocation. If the variable sub-account(s) in which you are currently invested are not available for the allocation of Additional Premium, we will attempt to contact you or your designated representative and obtain alternate instructions. Otherwise, we will return the Additional Premium to you.

Once we allocate your Initial Premium and any permitted Additional Premiums to the variable sub-account(s) selected by you, we will convert them to accumulation units. We have established an account to hold assets funding the variable benefits for this and other variable contracts, which we refer to as Variable Annuity Account B. We will divide the amount of the payment allocated to a particular variable sub-account by the value of an accumulation unit for the variable sub-account to determine the number of accumulation units of the variable sub-account to be held in Variable Annuity Account B with respect to your Contract. The net investment results of each variable sub-account vary with its investment performance.

17

Administrative Procedures
We may accept a request for Contract service in writing, by telephone, or other approved electronic means, subject to our administrative procedures, which vary depending on the type of service requested and may include proper completion of certain forms, providing appropriate identifying information, and/or other administrative requirements. We will process your request at the Accumulation Value as it is next determined only after you have met all administrative requirements. Please be advised that the risk of a fraudulent transaction is increased with telephonic or electronic instructions (for example, a facsimile Withdrawal request form), even if appropriate identifying information is provided.

Other Contracts
We and our affiliates offer various other products with different features and terms than the Contracts, which may offer some or all of the same variable sub-accounts. These products may have different benefits, fees and charges, and may or may not better match your needs. Please consult your agent/registered representative if you are interested in learning more information about these other products.

Minimum Guaranteed Withdrawal Benefit

Highlights

This paragraph introduces the terminology (i.e., the defined terms) of the Minimum Guaranteed Withdrawal Benefit, or MGWB, and provides a general overview of how its components work together. Benefits and guarantees are subject to the terms, conditions and limitations of the MGWB provisions under the Contract. The MGWB is an included feature of your Contract and is not an optional rider. You should however, consider the risk that, depending on the market performance of your Accumulation Value allocations and how long you live, the MGWB feature of your Contract may not provide a benefit to you. The MGWB is an obligation of the General Account of ING Life Insurance and Annuity Company. Payment of the benefit is dependent upon the claims paying ability of the Company. More detailed information follows below. The capitalized words that are underlined in this paragraph constitute terminology that is unique to the MGWB and also indicate the title of the subsections included below, in which these defined terms are defined. The MGWB guarantees an amount available for regular or systematic Withdrawals from the Contract each Contract Year once the Lifetime Withdrawal Phase begins (which is the date of your first Withdrawal on or after the Annuitant reaches age 59.5). We use the MGWB Base (which is set to the Initial Premium on the Contract Date and adjusted as described below) as part of the calculation of the pre-determined amount the MGWB guarantees to be available for regular or systematic Withdrawals from the Contract each Contract Year (which we refer to as the Maximum Annual Withdrawal). The rate at which we calculate the amount of the Maximum Annual Withdrawal depends on how old you are when the Lifetime Withdrawal Phase begins. The guarantee continues when the MGWB enters Lifetime Automatic Periodic Benefit Status (which begins when your Accumulation Value is reduced to zero by a Withdrawal less than or equal to the Maximum Annual Withdrawal), at which time we will make periodic payments to you in an aggregate annual amount equal to the Maximum Annual Withdrawal (since Accumulation Value would be zero) until the Annuitant's death. The MGWB Base is eligible for Ratchets (which are recalculations of the MGWB Base as described below), and is subject to adjustment for any Excess Withdrawals. The MGWB has an allowance for Withdrawals from a Contract subject to the Required Minimum Distribution rules of the Code that would otherwise be Excess Withdrawals. The MGWB allows for spousal continuation.

MGWB Base
The MGWB Base is the factor we use for the sole purpose of calculating the Maximum Annual Withdrawal and the charges for the MGWB. On the Contract Date, the MGWB Base is set equal to the Initial Premium. The MGWB Base is increased, dollar for dollar, by any Additional Premiums that we may permit and accept. The MGWB Base may also be increased by Ratchets and may decrease due to any Withdrawals. The MGWB has no cash value.

Withdrawals and Excess Withdrawals
Once the Lifetime Withdrawal Phase begins, on the date of your first Withdrawal after the Annuitant is age 59.5, Withdrawals within a Contract Year up to the Maximum Annual Withdrawal, including for payment of Investment Advisory Fees, will have no impact on the MGWB Base. See page 12.

> →*Explanatory Example:*
> Under a Contract in the Lifetime Withdrawal Phase of the MGWB, the Accumulation Value is $90,000, the MGWB Base is $100,000, and the Maximum Annual Withdrawal is $5,000. While a Withdrawal of $5,000 would reduce the Accumulation Value to $85,000, it would not reduce the MGWB Base, as the Withdrawal did not exceed the Maximum Annual Withdrawal. See below for more information about the Maximum Annual Withdrawal.

An Excess Withdrawal is:

> Any Withdrawal taken before the Annuitant reaches the Lifetime Withdrawal Eligibility Age, other than a request for the payment of Investment Advisory Fees;
>
> Any Withdrawal in a Contract Year exceeding the then current Maximum Annual Withdrawal (MAW) on or after the Lifetime Withdrawal Phase has begun; or

An Excess Withdrawal will decrease the value of the MGWB Base and may cause the MGWB to terminate. The MGWB terminating by an Excess Withdrawal is more likely to occur during periods of negative market activity. On the date that any Excess Withdrawal occurs, we will apply an immediate pro rata reduction to the MGWB Base. The proportion of any such reduction will equal:

$$\frac{A}{\{B - (C - A)\}}$$

> A is the amount of the Excess Withdrawal
> B is the Accumulation Value immediately prior to the Withdrawal
> C is the total amount of the current Withdrawal

IMPORTANT NOTE: An Excess Withdrawal will be deemed to be a full Surrender and the Cash Surrender Value will be paid if, at the time of the Withdrawal, no Premiums have been received for the prior 24 months (36 months for Contracts issued in New York) and the remaining Cash Surrender Value as of the close of that Business Day is less than $2,500 ($5,000 for Contracts issued in New York).

An Excess Withdrawal will result in a pro rata reduction of the MGWB Base, meaning the MGWB Base will be reduced in the same proportion as the Accumulation Value is reduced by the portion of the Withdrawal that is considered an Excess Withdrawal, (rather than the total amount of the Withdrawal).

> →*Explanatory Example*:
> Under a Contract before the Lifetime Withdrawal Phase of the MGWB begins, the Accumulation Value is $90,000, the MGWB Base is $100,000, and there is no Maximum Annual Withdrawal because the Annuitant not yet age 59.5. As a result, the entire amount of a $3,000 Withdrawal is considered an Excess Withdrawal. The MGWB Base will be reduced by 3.33% ($3,000/$90,000) to $96,667 ((1 - 3.33%) * $100,000).

Accumulation Value	Withdrawal	Total Withdrawals	MGWB Base	Maximum Annual Withdrawal
$90,000	($3,000)	($3,000)	$100,000	n/a
$87,000			**$96,667**	

For a Withdrawal to pay Investment Advisory Fees before the Lifetime Withdrawal Phase begins, the adjustment to the MGWB Base will be dollar for dollar (rather than pro rata).

An Excess Withdrawal that occurs after the Lifetime Withdrawal Phase begins will also cause the Maximum Annual Withdrawal to be recalculated. The adjustment to the MGWB Base and Maximum Annual Withdrawal is based on the lesser of the amount by which the total Withdrawals in the Contract Year exceed the Maximum Annual Withdrawal and the amount of the current Withdrawal.

> →*Explanatory Example:*
> Under a Contract after the Lifetime Withdrawal Phase of the MGWB begins, the Accumulation Value is $53,000, the MGWB Base is $100,000, and the Maximum Annual Withdrawal is $5,000. The first two Withdrawals of $3,000 and $1,500 ($4,500 total) do not exceed the Maximum Annual Withdrawal. The next Withdrawal of $1,700 exceeds the Maximum Annual Withdrawal. Although the current Withdrawal is $1,700, the adjustment to the MGWB Base and the Maximum Annual Withdrawal is based on $1,200, which is the amount by which the total Withdrawals in the Contract Year exceed the Maximum Annual Withdrawal. The MGWB Base will be reduced by 2.5% ($1,200/$48,000) to $97,500 ((1 - 2.5%) * $100,000). The Maximum Annual Withdrawal is also reduced by 2.5% to $4,875 ((1 - 2.5%) * $5,000).

Accumulation Value	Withdrawal	Total Withdrawals	MGWB Base	Maximum Annual Withdrawal
$53,000	($3,000)	($3,000)	$100,000	$5,000
$50,000	($1,500)	($4,500)	$100,000	$5,000
$48,500	($1,700)	($6,200)	$100,000	$5,000
$46,800		**($6,200)**	**$97,500**	**$4,875**

19

Ratchets

The MGWB Base is recalculated on each Contract Anniversary prior to the beginning of the Lifetime Withdrawal Phase (which we refer to as the Ratchet Date) to equal the greater of the current value of:

The MGWB Base; and
The Accumulation Value

We call each such recalculation a Ratchet. If the Accumulation Value on the applicable Ratchet Date is equal to or less than the MGWB Base on such Ratchet Date, no Ratchet occurs.

If a Ratchet is scheduled to occur on a non-Business Day, the determination of whether a Ratchet will occur will take place on the next Business Day, calculated using the Accumulation Value as of the end of that Business Day, prior to the processing of any transactions. To the extent an Additional Premium is accepted, on any date that such Additional Premium is paid on a Ratchet Date, that Additional Premium will be added to the MGWB Base before any otherwise applicable Ratchets are applied.

Lifetime Withdrawal Phase

The Lifetime Withdrawal Phase is the period during which the maximum amount available for Withdrawal in any Contract Year without reducing the MGWB Base in future Contract Years is calculated (which we refer to as the Maximum Annual Withdrawal). The Lifetime Withdrawal Phase begins on the date of your first Withdrawal, other than a Withdrawal requested for payment of Investment Advisory Fees, on and after the Annuitant is age 59.5 (which we refer to as the Lifetime Eligibility Age). On the date of your first Withdrawal after the Annuitant is age 59.5, the MGWB Base is recalculated to equal the greater of the current value of:

The MGWB Base; and
The Accumulation Value on the previous Business Day.

The Lifetime Withdrawal Phase will continue until the earliest of:

The date Annuity Payments begin, except under the Table 2 Annuity Plan for a non-qualified Contract or Roth IRA Contract (see page 30);
The Accumulation Value is reduced to zero by an Excess Withdrawal;
The date the Contract enters Lifetime Automatic Periodic Benefit Status;
Surrender of the Contract; and
The first Owner's death or, if the Owner is not a natural person, the Annuitant's death, unless the Beneficiary is the Owner's spouse and elects to continue the Contract.

Maximum Annual Withdrawal

The Maximum Annual Withdrawal is the maximum amount available for regular or systematic Withdrawals from the Contract under the MGWB in any Contract Year without reducing the MGWB Base in future Contract Years. The amount of the Maximum Annual Withdrawal is first calculated on the date the Lifetime Withdrawal Phase begins. The Maximum Annual Withdrawal equals the MGWB Base multiplied by the MAW percentage. The MAW percentage is set based on the age of the Annuitant on the date the Lifetime Withdrawal Phase begins:

Annuitant's Age	MAW%
59 ½ -64	4.0%
65-75	5.0%
76+	6.0%

The Maximum Annual Withdrawal is recalculated whenever the MGWB Base is recalculated, and the amount of the Maximum Annual Withdrawal will increase if the MGWB Base is increased through Ratchets. The amount of the Maximum Annual Withdrawal will not be reduced by any negative market performance attributable to your variable sub-account allocations.

Required Minimum Distributions
For purposes of the MGWB, we do not deem Withdrawals that exceed the Maximum Annual Withdrawal to be Excess Withdrawals, if such Withdrawals relate to a Contract subject to the Required Minimum Distribution rules of the Code. You will be entitled to receive the amount by which the Required Minimum Distribution applicable to this Contract for a calendar year exceeds the Maximum Annual Withdrawal without causing a pro rata adjustment to the MGWB Base and Maximum Annual Withdrawal. We refer to this amount as the Additional Withdrawal Amount.

→*Explanatory Example:*
If your Required Minimum Distribution for the current calendar year applicable to the Contract is $6,000, and the Maximum Annual Withdrawal is $5,000, then you will be entitled to receive an Additional Withdrawal Amount of $1,000 ($6,000 - $5,000).

The Additional Withdrawal Amount is available on a calendar year basis and recalculated every January to equal the portion of the Required Minimum Distribution for that calendar year that exceeds the Maximum Annual Withdrawal on the determination date. Amounts Withdrawn for payment of Investment Advisory Fees will count toward the application of the Maximum Annual Withdrawal and the Additional Withdrawal Amount.

If you are entitled to an Additional Withdrawal Amount, once you have taken the Maximum Annual Withdrawal for the then current Contract Year, the amount of any additional Withdrawals will reduce the Additional Withdrawal Amount for the current calendar year and, and if such additional Withdrawals do not exceed the Additional Withdrawal Amount, they will not constitute Excess Withdrawals.

→*Explanatory Example:*
Assuming the Required Minimum Distribution for the current calendar year applicable to the Contract is $6,000, and the Maximum Annual Withdrawal is $5,000, the Additional Withdrawal Amount equals $1,000 ($6,000 - $5,000). The first two Withdrawals of $3,000 and $1,500 ($4,500 total) do not exceed the Maximum Annual Withdrawal. Although the next Withdrawal of $1,500 exceeds the Maximum Annual Withdrawal by $1,000, this amount is equal to the Additional Withdrawal Amount. Because the Additional Withdrawal Amount is not deemed to be an Excess Withdrawal, there would be no pro rata adjustment to the MGWB Base and Maximum Annual Withdrawal.

Any unused amount of the Additional Withdrawal Amount from one calendar year may be carried over to the next calendar year and is available through the end of that latter year, at which time any amount remaining will expire. Once you have taken the Maximum Annual Withdrawal for the current Contract Year, the dollar amount of any additional Withdrawals will first count against and reduce any unused Additional Withdrawal Amount from the previous calendar year, followed by any Additional Withdrawal Amount for the current calendar year.

→*Explanatory Example:*
Assume the most recent Contract Anniversary was July 1, 2010 and the Maximum Annual Withdrawal is $5,000. Also assume the Required Minimum Distributions for 2011 and 2012 applicable to the Contract are $6,000 and $5,000, respectively. Between July 1, 2010 and December 2010, a Withdrawal is taken that exhausts the Maximum Annual Withdrawal. On January 1, 2011, the Additional Withdrawal Amount for the current calendar year equals $1,000 ($6,000 - $5,000). (Note: Although the Maximum Annual Withdrawal has been exhausted, it is still used to calculate the Additional Withdrawal Amount.) No additional Withdrawals occur in 2011. On January 1, 2012, the Additional Withdrawal Amount for the current calendar year equals zero ($5,000 - $5,000). However, the Additional Withdrawal Amount calculated for 2011 would still available for Withdrawal until December 31, 2012.

Withdrawals that exceed the amount of the Maximum Annual Withdrawal and all available Additional Withdrawal Amounts will be deemed to be Excess Withdrawals that will cause a pro rata reduction of the MGWB Base, and therefore, a recalculation of the amount of the Maximum Annual Withdrawal.

→*Explanatory Example:*
Under a Contract with an Accumulation Value of $53,000, the MGWB Base is $100,000, the Maximum Annual Withdrawal is $5,000 and the Required Minimum Distribution for the current calendar year applicable to the Contract is $6,000. The Additional Withdrawal amount equals $1,000 ($6,000 - $5,000). The first two Withdrawals of $3,000 and $1,500 ($4,500 total) do not exceed the Maximum Annual Withdrawal. The next Withdrawal of $3,500 exceeds the sum of the Maximum Annual Withdrawal and the Additional Withdrawal Amount. Although the current Withdrawal is $3,500, the adjustment to

the MGWB Base and the Maximum Annual Withdrawal is based on $2,000, which is the amount by which the total Withdrawals in the Contract Year exceed the sum of the Maximum Annual Withdrawal and the Additional Withdrawal Amount. The MGWB Base will be reduced by 4.26% ($2,000/47,000) to $95,745 ((1 - 4.26%) * $100,000). The Maximum Annual Withdrawal is also reduced by 4.26% to $4,787 (1 - 4.26%) * $5,000).

Accumulation Value	Withdrawal	Total Withdrawals	MGWB Base	Maximum Annual Withdrawal
$53,000	($3,000)	($3,000)	$100,000	$5,000
$50,000	($1,500)	($4,500)	$100,000	$5,000
$48,500	($3,500)	($8,000)	$100,000	$5,000
$45,000		**($8,000)**	**$95,745**	**$4,787**

The Additional Withdrawal Amount is not subject to any adjustment in the event that the Maximum Annual Withdrawal is recalculated during a Contract Year. There is also no adjustment to the Additional Withdrawal Amount upon spousal continuation of the MGWB.

Lifetime Automatic Periodic Benefit Status
Lifetime Automatic Periodic Benefit Status only begins when your Accumulation Value is reduced to zero by a Withdrawal less than or equal to the Maximum Annual Withdrawal and not by an Excess Withdrawal (or Surrender of the Contract). An Excess Withdrawal that causes your Accumulation Value to be reduced to zero will terminate the MGWB. Moreover, any Excess Withdrawal will be deemed to be a full Surrender and the Cash Surrender Value will be paid if, at the time of the Withdrawal, no Premiums have been received for the prior 24 months and the remaining Cash Surrender Value as of the close of that Business Day is less than $2,500. See page 19.

During Lifetime Automatic Periodic Benefit Status, you will no longer be entitled to make Withdrawals; instead, we will make periodic payments to you, which over the course of a Contract Year, will, in the aggregate, equal the Maximum Annual Withdrawal. We refer to these payments as MGWB Periodic Payments. MGWB Periodic Payments will begin on the first Contract Anniversary after the date the MGWB enters Lifetime Periodic Benefit Status and will continue to be paid annually for each Contract Year thereafter until the Annuitant dies and the Contract terminates. If, when Lifetime Automatic Periodic Benefit Status begins, your Withdrawals are less than the Maximum Annual Withdrawal for that Contract Year, we will promptly pay you the difference.

During Lifetime Automatic Periodic Benefit Status:

	The dollar amount of the Maximum Annual Withdrawal will be the same for the remaining life of the Annuitant.
	No Additional Premiums are permitted.
	The Contract will provide no further benefits other than as provided in connection with the Minimum Guaranteed Withdrawal Benefit.
	Any Endorsements attached to the Contract will terminate unless specified otherwise

The Owner or, if applicable, the Owner's estate is obligated to return any MGWB Periodic Payments made before we receive Notice to Us of the Annuitant's death.

If you have previously elected to receive systematic Withdrawals pursuant to the terms of the Contract, which would entitle you to receive either a fixed dollar amount or an amount based upon a percentage of the Accumulation Value that is withdrawn from your Contract and paid to you on a monthly, quarterly or annual basis, the MGWB Periodic Payments once Lifetime Automatic Periodic Benefit Status begins will be made at the same frequency and on the same dates as previously set up, provided the payments were being made monthly or quarterly. If the payments were being made annually, then the MGWB Periodic Payments will be made on the next business day following each Contract Anniversary. The sum of the MGWB Periodic Payments in each Contract Year will equal the amount of the Maximum Annual Withdrawal.

In the event that the Accumulation Value is reduced to zero before the Lifetime Withdrawal Phase begins, MGWB Periodic Payments will be deferred until the Contract Anniversary on or after the Annuitant reaches age 59.5.

Death of Owner or Annuitant and Spousal Continuation of the MGWB
The MGWB terminates upon the death of the Owner, if such Owner is a natural person. In the case of joint Owners who are natural persons, the MGWB terminates upon the death of the first Owner and in the case of an Owner that is a non-natural person, the MGWB terminates upon the death of the Annuitant. When the MGWB is in Lifetime Automatic Periodic Benefit Status, it terminates on the date of the Annuitant's death.

The Contract permits a sole primary Beneficiary who is the spouse of the deceased Owner to elect to continue the Contract. The surviving spouse as Beneficiary (or deemed Beneficiary) has the option, but is not required to continue the Contract. Except as described in the Important Note below, the spouse's right to continue the Contract is limited by our use of the definition of "spouse" under U.S. federal law, which refers only to a person of the opposite sex who is a husband or a wife. In electing to continue the Contract, the age of the surviving spouse will be used as the Owner's age under the continued Contract. The surviving spouse will become the sole Owner and will also replace the deceased Owner as Annuitant, if applicable.

The MGWB is continued on the date that the Contract is continued. The MGWB Charge will restart at the next quarterly Contract Anniversary following spousal continuation of the Contract. The Lifetime Withdrawal Phase does not begin, or resume, until the date of the first Withdrawal after the surviving spouse as the Annuitant reaches age 59.5. The amount of the Maximum Annual Withdrawal will also be calculated, or recalculated, based on the age of the surviving spouse as the Annuitant. Any Withdrawal taken after spousal continuation of the Contract, but before the MGWB is continued will be considered an Excess Withdrawal. The MGWB Base remains eligible for Ratchets. Any available Additional Withdrawal Amounts will not be adjusted due to a spousal continuation.

Treatment of the MGWB upon spousal continuation depends on whether or not the surviving spouse is the original Annuitant and the Lifetime Withdrawal Phase has begun:

If the surviving spouse is <u>NOT</u> a Joint Owner and the original Annuitant <u>AND</u> the Lifetime Withdrawal Phase has already begun:	If the surviving spouse <u>IS</u> a Joint Owner and the original Annuitant <u>OR</u> the Lifetime Withdrawal Phase has not yet begun:
The MGWB Base equals the Accumulation Value, as of the date of the spousal continuance.	The MGWB Base equals the greater of the current Accumulation Value, and the last calculated MGWB Base, reduced pro rata for any Withdrawals since the deceased Owner's death.
Additional Premiums will only be allowed until the first Contract Anniversary following the original Contract Date.	Additional Premiums will only be allowed until the first Contract Anniversary following the original Contract Date.
The MAW percentage used to calculate the amount of the Maximum Annual Withdrawal is based on the current age of the surviving spouse as Annuitant on the date the Lifetime Withdrawal Phase begins or resumes.	The MAW percentage used to calculate the amount of the Maximum Annual Withdrawal is based on the current age of the surviving spouse as the original Annuitant on the date the Lifetime Withdrawal Phase begins or resumes.

Other Events that Terminate the MGWB

In addition to the MGWB terminating upon the Owner or Annuitant's death (subject to the surviving spouse's option to continue the Contract) as described above, the MGWB terminates in the event that:

The Contract (and therefore the MGWB) is terminated by Surrender. See page 23.
The Accumulation Value is applied to an Annuity Plan described in Table 1. See page 30.
The MGWB is terminated upon an impermissible ownership change. See page 15.

If the MGWB is terminated, the charge for the MGWB will be prorated. Prorated charges will be deducted at the time the MGWB is terminated. See page 12.

Surrender and Withdrawals

Except under certain tax-qualified Contracts, you may withdraw all or part of your money at any time before the earlier of:

The date on which Annuity Payments begin (which we refer to as the Annuity Commencement Date), except under the Table 2 Annuity Plans (see page 30); and

IMPORTANT NOTE: You may take a Withdrawal after the Annuity Commencement Date under the Table 2 Annuity Plan for a non-qualified Contract or Roth IRA Contract; you may Surrender the Contract after the Annuity Commencement Date under both Table 2 Annuity Plans.

The death of the Owner (or, if the Owner is not a natural person, the death of the Annuitant).

A Surrender or Withdrawal before the Owner or Annuitant, as applicable, reaches age 59 ½ may be subject to a U.S. federal income tax penalty equal to 10% of such amount treated as income, for which you would be responsible. See page 37 for a general discussion of the U.S. federal income tax treatment of the Contract, which discussion is **not** intended to be tax advice. **You should consult a tax adviser** for advice about the effect of U.S. federal income tax laws, state laws or any other tax laws affecting the Contract, or any transaction involving the Contract.

Cash Surrender Value

You may take the full cash value from the Contract (which we refer to as the Cash Surrender Value). We do not guarantee a minimum Cash Surrender Value. The Cash Surrender Value will fluctuate daily based on the investment results of the variable sub-account(s) to which your Accumulation Value is allocated. At any time prior to the Annuity Commencement Date, the Cash Surrender Value equals the Accumulation Value minus any non-daily charges that have been incurred but not deducted (for example, the pro rata portion of any MGWB Charges).

To Surrender the Contract, you must provide Notice to Us of such Surrender. If we receive your Notice to Us before the close of business on any Business Day, we will determine the Cash Surrender Value as of the close of business on such Business Day; otherwise, we will determine the Cash Surrender Value as of the close of the next Business Day. We may require that the Contract be returned to us before we pay you the Cash Surrender Value. If you have lost the Contract, we may require that you complete and return to our Customer Service Center a lost contract form.

We will generally pay the Cash Surrender Value within 7 days of receipt of Notice to Us of such Surrender. You may receive the Cash Surrender Value in a single lump sum payment or apply it to an Annuity Plan. See page 30. Upon payment of the Cash Surrender Value, this Contract will terminate and cease to have any further value.

Withdrawals

You may take a portion of the Accumulation Value from the Contract (which we refer to as a Withdrawal). To make a Withdrawal, you must provide Notice to Us that specifies the variable sub-accounts from which to make the Withdrawal. Otherwise, we will make the Withdrawal on a pro rata basis from all of the variable sub-accounts in which you are invested. If we receive your Notice to Us before the close of business on any Business Day, we will determine the amount of the Accumulation Value of each variable sub-account at the close of business on such Business Day; otherwise, we will determine the amount of the Accumulation Value as of the close of the next Business Day. The Accumulation Value may be more or less than the Premium payments you have made.

We currently offer the following Withdrawal options:

> Regular Withdrawals; and
> Systematic Withdrawals.

Regular Withdrawals

After your right to return the Contract has expired (see page 34), you may take one or more regular Withdrawals. Each such regular Withdrawal must be a minimum of the lesser of:

> $1,000; and
> the amount of the Maximum Annual Withdrawal (and any applicable Additional Withdrawal Amount), less any Withdrawals already taken during the current Contract Year.

You are permitted to make regular Withdrawals regardless of whether you have previously elected, or continue to elect, to make systematic Withdrawals. A Withdrawal will constitute an Excess Withdrawal (see page 19) and be deemed to be a full Surrender and the Cash Surrender Value will be paid if:

> No Premiums have been received in the prior 24 months; and
> The remaining Cash Surrender Value as of the close of the Business Day on which such Surrender is made is less than $2,500.

Systematic Withdrawals

You may choose to receive automatic systematic Withdrawal payments from the Accumulation Value in the variable sub-accounts in which you are invested, provided you are not making IRA withdrawals (see "Withdrawals from Individual Retirement Annuities" below). You may take systematic Withdrawals monthly, quarterly or annually. There is no additional charge for electing the systematic Withdrawal option. Only one systematic Withdrawal option may be elected at a time. You may begin a systematic Withdrawal in a Contract Year in which a regular Withdrawal has been made.

If you are eligible for systematic Withdrawals, you must provide Notice to Us of the date on which you would like such systematic Withdrawals to start. This date must be at least 30 days after the Contract Date and no later than the 28th day of the calendar month. For a day that is after the 28th day of the calendar month, the payment will be made on the first Business Day of the next succeeding calendar month. Subject to these restrictions on timing, if you have not indicated a start date, your systematic Withdrawals will begin on the first Business Day following the Contract Date (or the monthly or quarterly anniversary thereof), and the systematic Withdrawals will be made at the frequency you have selected, which may be either monthly, quarterly or annually. If the day on which a systematic Withdrawal is scheduled is not a Business Day, the payment will be made on the next succeeding Business Day.

24

You may express the amount of your systematic Withdrawal as either:

> A fixed dollar amount; or
> An amount that is a percentage of the Accumulation Value.

The amount of each systematic Withdrawal must be a minimum of $100. If your systematic Withdrawal is a fixed dollar amount of less than $100 on any systematic Withdrawal date, we will automatically and immediately terminate your systematic Withdrawal election.

Systematic withdrawals of an amount based either on a fixed dollar amount or on a percentage of the Accumulation Value are subject to the applicable maximum percentage of Accumulation Value as shown below, which is used to calculate the amount of Withdrawal on the date of each systematic Withdrawal:

Frequency of Systematic Withdrawals	Maximum Percentage of Accumulation Value
Monthly	2.50%
Quarterly	7.50%
Annually	30.00%

If your systematic Withdrawal of an amount that is a percentage of the Accumulation Value would be less than $100, we will contact you and seek alternative instructions. Unless you direct otherwise, we will automatically terminate your systematic Withdrawal election.

You may change the fixed dollar amount, or percentage of Accumulation Value, of your systematic Withdrawal once each Contract Year, except in a Contract Year during which you have previously made a regular Withdrawal. You may cancel the systematic Withdrawal option at any time by providing Notice to Us at least 7 days before the date of the next scheduled systematic Withdrawal. For systematic Withdrawals based on a fixed dollar amount, we will not adjust the systematic Withdrawal payments to account for any Additional Premium received from you. For systematic Withdrawals based on a percentage of your Accumulation Value, however, we will automatically incorporate into the systematic Withdrawal calculation any Additional Premiums received from you.

Withdrawals from Individual Retirement Annuities
If you have an IRA Contract (other than a Roth IRA Contract) and will be at least age 70½ during any calendar year, you may, pursuant to your IRA Contract, elect for such calendar year and successive calendar years to have distributions made to you to satisfy requirements imposed by U.S. federal income tax law. Such IRA Withdrawals provide payout of amounts required to be distributed by the Internal Revenue Service rules governing mandatory distributions under qualified plans.

If you elect to make IRA Withdrawals, we will send you a reminder notice before such IRA Withdrawals commence, and you may elect to make IRA Withdrawals at that time, or at a later date. Any IRA Withdrawals will be made at the frequency you have selected (which may be monthly, quarterly or annually) and will commence on the start date you have selected, which must be no earlier than 30 days after the Contract Date and no later than the 28th day of the calendar month. For a day that is after the 28th day of any calendar month, the payment will be made on the first Business Day of the next succeeding month. Subject to these restrictions on timing, if you have not indicated a start date, your IRA Withdrawals will begin on the first Business Day following your Contract Date at the frequency you have selected.

At your discretion, you may request that we calculate the amount you are required to withdraw from your Contract each year based on the information you give us and the various options under the IRA Contract that you have chosen. This amount will be a minimum of $100 per IRA Withdrawal. For information regarding the calculation and options that you have, please see the SAI, which you may request from us without charge by sending us the request form on page 45 of this prospectus. Alternatively, we will accept written instructions from you setting forth your calculation of the required amount to be withdrawn from your IRA Contract each year, also subject to the $100 minimum per IRA Withdrawal. If at any time the IRA Withdrawal amount is greater than the Accumulation Value, we will immediately terminate the IRA Contract and promptly send you an amount equal to the Cash Surrender Value.

You may not elect to make IRA Withdrawals if you have already elected to make systematic Withdrawals. Additionally, since only one systematic Withdrawal option may be elected at a time, if you have elected to make such systematic Withdrawals, distributions thereunder must be sufficient to satisfy the mandatory distribution rules imposed by U.S. federal income tax law; otherwise, we may alter such distributions to comply with U.S. federal income tax law. You are permitted to change the frequency of your IRA Withdrawals once per Contract Year, and you may cancel IRA Withdrawals altogether at any time by providing Notice to Us at least 7 days before the next scheduled IRA Withdrawal date to ensure such scheduled IRA Withdrawals and successive IRA Withdrawals are not affected.

Variable Sub-account Transfers (Excessive Trading Policy)

Between the time that your right to return the Contract has expired and the date on which Annuity Payments begin, if more than one variable sub-account is available, you may transfer your Accumulation Value among the variable sub-accounts in which you are invested. See page 11. We currently do not charge you for transfers made during a Contract Year, but reserve the right to charge for each transfer after the twelfth transfer in a Contract Year. **We also reserve the right to limit the number of transfers you may make and may otherwise modify or terminate transfer privileges if required by our business judgment or in accordance with applicable law.**

The minimum amount that you may transfer is $100 (unless your entire Accumulation Value held in a variable sub-account is less than $100, in which case you may transfer the entire Accumulation Value in such variable sub-account regardless of the amount). You must provide Notice to Us to make a transfer. We will determine transfer values at the end of the Business Day on which you provide Notice to Us. Transferred amounts will be reduced by Excess Transfer Charges and redemption fees, if any, imposed by the investment portfolio in which a variable sub-account invests. The transfer will be made on the same day we receive the transfer request, unless such day is not a Business Day, or we receive the transfer request after the earlier of 4 p.m. Eastern Time and the close of regular trading on the New York Stock Exchange, in which case we will make the transfer on the next succeeding Business Day.

Variable Annuity Account B and the Company will not be liable for following instructions communicated by telephone or other approved electronic means that we reasonably believed to be genuine. We may require personal identifying information to process a request for transfer made by telephone, on the Internet or by other approved electronic means. Please be advised that the risk of a fraudulent transaction is increased with telephonic or electronic instructions, even if appropriate identifying information is provided.

Limits on Frequent or Disruptive Transfers
The Contract is not designed to serve as a vehicle for frequent transfers. Frequent transfer activity can disrupt management of a fund and raise its expenses through:

> Increased trading and transaction costs;
> Forced and unplanned investment portfolio turnover;
> Lost opportunity costs; and
> Large asset swings that decrease the fund's ability to provide maximum investment return to all Contract Owners.

Consequently, we have adopted an Excessive Trading Policy (as described below) to prevent frequent or disruptive transfers that could otherwise adversely affect fund performance and investment returns. **Accordingly, individuals and entities that use market-timing investment strategies or make frequent transfers should not purchase the Contract.**

Excessive Trading Policy
We and the other members of the ING family of companies that provide multi-fund variable insurance and retirement products, have adopted a common Excessive Trading Policy to respond to the demands of the various fund families that make their funds available through our products to restrict excessive fund trading activity and to ensure compliance with Rule 22c-2 of the 1940 Act.

We actively monitor fund transfer and reallocation activity within our variable insurance products to identify violations of our Excessive Trading Policy. Our Excessive Trading Policy is violated if fund transfer and reallocation activity:

> Meets or exceeds our current definition of Excessive Trading, as defined below; or
> Is determined, in our sole discretion, to be disruptive or not in the best interests of other owners of our variable insurance and retirement products.

We currently define Excessive Trading as:

> More than one purchase and sale of the same fund (including money market funds) within a 60 calendar day period (hereinafter, a purchase and sale of the same fund is referred to as a "round-trip"). This means two or more round-trips involving the same fund within a 60 calendar day period would meet our definition of Excessive Trading; or
> Six round-trips involving the same fund within a twelve month period.

The following transactions are excluded when determining whether one is engaging in Excessive Trading:

	Purchases or sales of shares related to non-fund transfers (for example, new purchase payments, and Withdrawals);
	Transfers associated with scheduled dollar cost averaging, scheduled rebalancing or scheduled asset allocation programs;
	Purchases and sales of fund shares in the amount of $5,000 or less;
	Purchases and sales of funds that affirmatively permit short-term trading in their fund shares, and movement between such funds and a money market fund; and
	Transactions initiated by us, another member of the ING family of insurance companies or a fund.

If we determine that an individual or entity has made a purchase of a fund within 60 days of a prior round-trip involving the same fund, we will send them a letter (once per year) warning that another sale of that same fund within 60 days of the beginning of the prior round-trip will be deemed to be Excessive Trading and result in a six month suspension of their ability to initiate fund transfers or reallocations through the Internet, facsimile, Voice Response Unit (VRU), telephone calls to the ING Customer Service Center, or other electronic trading medium that we may make available from time to time ("Electronic Trading Privileges"). Likewise, if we determine that an individual or entity has made five round-trips involving the same fund within a rolling twelve month period, we will send them a letter warning that another purchase and sale of that same fund within twelve months of the initial purchase in the first round-trip in the prior twelve month period will be deemed to be Excessive Trading and result in a suspension of their Electronic Trading Privileges. According to the needs of the various business units, a copy of the warning letters may also be sent, as applicable, to the person(s) or entity authorized to initiate fund transfers or reallocations, the agent/registered representative or investment adviser for that individual or entity. A copy of the warning letters and details of the individual's or entity's trading activity may also be sent to the fund whose shares were involved in the trading activity.

If we determine that an individual or entity has violated our Excessive Trading Policy, we will send them a letter stating that their Electronic Trading Privileges have been suspended for a period of six months. Consequently, all fund transfers or reallocations, not just those which involve the fund whose shares were involved in the activity that violated our Excessive Trading Policy, will then have to be initiated by providing written instructions to us via regular U.S. mail. Suspension of Electronic Trading Privileges may also extend to products other than the product through which the Excessive Trading activity occurred. During the six month suspension period, electronic "inquiry only" privileges will be permitted where and when possible. A copy of the letter restricting future transfer and reallocation activity to regular U.S. mail and details of the individual's or entity's trading activity may also be sent, as applicable, to the person(s) or entity authorized to initiate fund transfers or reallocations, the agent/registered representative or investment adviser for that individual or entity and the fund whose shares were involved in the activity that violated our Excessive Trading Policy.

Following the six month suspension period during which no additional violations of our Excessive Trading Policy are identified, Electronic Trading Privileges may again be restored. We will continue to monitor the fund transfer and reallocation activity, and any future violations of our Excessive Trading Policy will result in an indefinite suspension of Electronic Trading Privileges. A violation of our Excessive Trading Policy during the six month suspension period will also result in an indefinite suspension of Electronic Trading Privileges.

We reserve the right to suspend Electronic Trading Privileges with respect to any individual or entity, with or without prior notice, if we determine, in our sole discretion, that the individual's or entity's trading activity is disruptive or not in the best interests of other owners of our variable insurance products, regardless of whether the individual's or entity's trading activity falls within the definition of Excessive Trading set forth above.

Our failure to send or an individual's or entity's failure to receive any warning letter or other notice contemplated under our Excessive Trading Policy will not prevent us from suspending that individual's or entity's Electronic Trading Privileges or taking any other action provided for in our Excessive Trading Policy.

We do not allow exceptions to our Excessive Trading Policy. We reserve the right to modify our Excessive Trading Policy, or the policy as it relates to a particular fund, at any time without prior notice, depending on, among other factors, the needs of the underlying fund(s), the best interests of Contract Owners and fund investors and/or state or federal regulatory requirements.

If we modify our policy, it will be applied uniformly to all Contract Owners or, as applicable, to all Contract Owners investing in the underlying fund.

Our Excessive Trading Policy may not be completely successful in preventing market timing or excessive trading activity. If it is not completely successful, fund performance and management may be adversely affected, as noted above.

Limits Imposed by the Underlying Investment Portfolios
Each underlying fund available through the variable insurance and retirement products offered by us and/or the other members of the ING family of insurance companies, either by prospectus or stated contract, has adopted or may adopt its own excessive/frequent trading policy, and orders for the purchase of fund shares are subject to acceptance or rejection by the underlying fund. We reserve the right, without prior notice, to implement fund purchase restrictions and/or limitations on an individual or entity that the fund has identified as violating its excessive/frequent trading policy and to reject any allocation or transfer request to a sub-account if the corresponding fund will not accept the allocation or transfer for any reason. All such restrictions and/or limitations (which may include, but are not limited to, suspension of Electronic Trading Privileges and/or blocking of future purchases of shares of a fund or shares of all funds within a fund family) will be done in accordance with the directions we receive from the fund.

Agreements to Share Information with Fund Companies
As required by Rule 22c-2 under the 1940 Act, we have entered into information sharing agreements with each of the fund companies whose funds are offered through the Contract. Trading information related to a Contract Owner is shared under these agreements, as necessary, so that fund companies are able to monitor fund share trading and our implementation of our Excessive Trading Policy. Under these agreements, the Company is required to share information regarding Contract Owner transactions, including, but not limited to, information regarding fund transfers initiated by you. In addition to information about Contract Owner transactions, this information may include personal Contract Owner information, including your name and social security number or other tax identification number.

As a result of this information sharing, a fund company may direct us to restrict a Contract Owner's transactions if the fund determines that the Contract Owner has violated the fund's excessive/frequent trading policy. This could include directing us to reject any allocations of Premium, or reallocations of Accumulation Value, to the fund or all funds within the fund family.

Death Benefit

The Contract provides for a Death Benefit equal to the Accumulation Value. The Death Benefit is calculated as of the date of death of any Owner (or, if the Owner is not a natural person, upon any Annuitant's death) and payable upon our receipt of Proof of Death and all required claim forms, provided that the Accumulation Value of the Contract has not been applied to an Annuity Plan (see page 30).

IMPORTANT NOTE: The Death Benefit is still payable after the Annuity Commencement Date under the Table 2 Annuity Plan for a non-qualified Contract or Roth IRA Contract (see page 30).

For Contracts issued in the State of Montana, the following provision applies under the Death Benefit section:

IMPORTANT NOTE: The Death Benefit shall be payable within sixty days upon our receipt of Proof of Death and all required claims forms. If the Death Benefit is not paid within thirty days from the date of our receipt of Proof of Death, interest on the Death Benefit will be payable, at the rate required by Montana law, from the thirtieth day until the Death Benefit is paid.

Proof of Death is the documentation we deem necessary to establish death, including, but not limited to:

> A certified copy of a death certificate;
> A certified copy of a statement of death from the attending physician
> A finding of a court of competent jurisdiction as to the cause of death; or
> Any other proof we deem in our sole discretion to be satisfactory to us.

We will calculate the Death Benefit on the Business Day we receive Proof of Death. Once we have received satisfactory Proof of Death and all required documentation necessary to process a claim, we will generally pay the Death Benefit within 7 days of such date. See page 33. We will pay the Death Benefit under a non-qualified Contract according to Section 72(s) of the Code. Only one Death Benefit is payable under the Contract. The Death Benefit will be paid to the named Beneficiary, unless the Contract has joint Owners, in which case any surviving Owner will take the place of, and be deemed to be, the Beneficiary entitled to collect the Death Benefit. The Owner may restrict how the Beneficiary is to receive the Death Benefit (e.g., by requiring a lump-sum payment, installment payments or that any amount be applied to an Annuity Plan). See page 30.

Spousal Beneficiary Contract Continuation
Any surviving spouse of a deceased Owner who is a named Beneficiary (or deemed Beneficiary) has the option, but is not required, to continue the Contract under the same terms existing prior to such Owner's death. Such election would be in lieu of payment of the Death Benefit. Except as described in the Important Note below, the surviving spouse's right to continue the Contract is limited by our use of the term "spouse," as it is defined under U.S. federal law, which refers only to a person of the opposite sex who is a

husband or a wife. Also, the surviving spouse may not continue the Contract if he or she is age 90 or older on the date of the Owner's death. If the surviving spouse elects to continue the Contract, the following will apply:

	The surviving spouse will replace the deceased Owner as the Contract Owner (and if the deceased Owner was the Annuitant, the surviving spouse will replace the deceased Owner as the Annuitant);
	The age of the surviving spouse will be used as the Owner's age under the continued Contract;
	All rights of the surviving spouse as the Beneficiary under the Contract in effect prior to such continuation election will cease;
	Additional Premiums will only be allowed until the first Contract Anniversary following the original Contract Date.
	All rights and privileges granted by the Contract or allowed by us will belong to the surviving spouse as Owner of the continued Contract.
	Upon the death of the surviving spouse as the Owner of the Contract, the Death Benefit will be distributed to the Beneficiary or Beneficiaries described below, and the Contract will terminate.

Payment of the Proceeds to a Spousal or Non-spousal Beneficiary
Subject to any payment restrictions imposed by the Owner, the Beneficiary may decide to receive the Death Benefit:

	In one lump sum or installments; or
	By applying the Death Benefit to an Annuity Plan.

We will not accept any Additional Premiums following the date of the Owner's death. The Beneficiary may receive the Death Benefit in one lump sum or installments, provided the Death Benefit is distributed to the Beneficiary within 5 years of the Owner's death. The Beneficiary has until 1 year after the Owner's death to decide to apply the Death Benefit to an Annuity Plan. If the Death Benefit is applied to an Annuity Plan, the Beneficiary will be deemed to be the Annuitant, and the Annuity Payments must:

	Be distributed in substantially equal installments over the life of such Beneficiary or over a period not extending beyond the life expectancy of such Beneficiary; and
	Begin no later than 1 year after the Owner's date of death.

If we do not receive a request to apply the Death Benefit to an Annuity Plan, we will make a single sum distribution to the Beneficiary. Unless you elect otherwise, the payment generally will be made into an interest bearing account, backed by our General Account, which can be accessed by the Beneficiary through a draftbook feature. This account is not insured by the FDIC or any other government entity. The Beneficiary may access the Death Benefit proceeds at any time without penalty. For information on required distributions under U.S. federal income tax laws, see "Required Distributions upon Owner's Death" below. Interest earned on amounts held in the interest bearing account may be less than interest paid on other settlement options, as we seek to make a profit on such interest bearing accounts. You may be able to earn a better return elsewhere. At the time of death benefit election, the beneficiary may elect to receive the death benefit proceeds directly by check rather than through the draftbook feature of the interest bearing account by notifying the Customer Service Center.

The Beneficiary may elect to receive the Death Benefit in payments over a period of time based on his or her life expectancy. These payments are sometimes referred to as stretch payments. Stretch payments for each calendar year will vary in amount because they are based on the Accumulation Value and the Beneficiary's remaining life expectancy. The first stretch payment must be made by the first anniversary of the Owner's date of death. Each succeeding stretch payment is required to be made by December 31st of each calendar year. Stretch payments are subject to the same conditions and limitations as systematic Withdrawals. See page 24. The rules for, and tax consequences of, stretch payments are complex and contain conditions and exceptions not covered in this prospectus. **You should consult a tax adviser** for advice about the effect of U.S. federal income tax laws, state laws or other tax laws affecting the Contract, or any transactions involving the Contract.

Death Benefit Once Annuity Payments Have Begun
There is no Death Benefit once the Owner decides to begin receiving Annuity Payments, except under the Table 2 Annuity Plan for a non-qualified Contract or Roth IRA (see below). In the event that the Owner dies (or, in the event that the Owner is not a natural person, the Annuitant dies) before all guaranteed Annuity Payments have been made pursuant to any applicable Annuity Plan, we will continue to make the Annuity Payments until all such guaranteed payments have been made. The Annuity Payments will be paid to the Beneficiary according to the Annuity Plan at least as frequently as before the death of the Owner or Annuitant, as applicable.

Annuity Plans and Annuity Payments

Annuity Commencement Date
The Contract provides for Annuity Payments, so long as the Annuitant is then living. You can apply the Accumulation Value to an Annuity Plan on any date following the first Contract Anniversary. We refer to the date on which Annuity Payments commence as the Annuity Commencement Date.

The Annuity Commencement Date can be no later than the January 1st on or next following the Annuitant's 90th birthday (which date we refer to as the Maximum Annuity Commencement Date), unless we agree to a later date. If you do not select a date, the Annuity Commencement Date will be the Maximum Annuity Commencement Date.

The Annuity Plans
You may elect one of the Annuity Plans described in Table 1 or Table 2 below. In addition, you may elect another Annuity Plan we may be offering thirty days prior to the Annuity Commencement Date, the latest date by which you must provide your election. You may change Annuity Plans at any time before the Annuity Commencement Date by providing at least 30 days prior Notice to Us. The Annuity Plan may not be changed once Annuity Payments begin.

TABLE 1: On or Before the Maximum Annuity Commencement Date
Payments for a Period Certain ➜ Annuity Payments are made in equal installments for a fixed number of years. The number of years cannot be less than 10 nor more than 30, unless otherwise required by applicable law.
Payments for Life with a Period Certain ➜ Annuity Payments are made for a fixed number of years and as long thereafter as the Annuitant is living. The number of years cannot be less than 10 nor more than 30, unless otherwise required by applicable law.
Life Only Payments ➜ Annuity Payments are made for as long as the Annuitant is living.
Joint and Last Survivor Life Payments ➜ Annuity Payments are made for as long as either of two Annuitants is living.

TABLE 2: ONLY on the Maximum Annuity Commencement Date
○ **IMPORTANT NOTE:** This annuity payout option is designated as the default Annuity Plan under your Contract, as applicable, if you do not elect an Annuity Plan.
Payments for Life with Surrender Right and Death Benefit ➜ If your Contract is a non-qualified Contract or Roth IRA Contract, Annuity Payments are made for as long as the Annuitant is living.
Automatic Required Minimum Distribution Option ➜ If your Contract is a Traditional IRA Contract, periodic payments are made for as long as the Annuitant is living.

Annuity Plan Comparison Chart						
Key: ✓ = *permitted* ✗ = *not permitted*	**Payments for a Period Certain**	**Payments for Life with a Period Certain**	**Life Only Payments**	**Joint and Last Survivor Life Payments**	**Payments for Life with Surrender Right and Death Benefit**	**Automatic Required Minimum Distribution Option**
Select another Annuity Plan after the Annuity Commencement Date	✗	✗	✗	✗	✗	✓
Monthly, quarterly, annual and semi-annual Annuity Payments	✓	✓	✓	✓	✓	✓
Change the frequency of the Annuity Payments	✗	✗	✗	✗	✗	✓
Withdrawals after the Annuity Commencement Date	✗	✗	✗	✗	✗	✓
Surrender of the Contract after the Annuity Commencement Date	✗	✗	✗	✗	✓	✓
Accumulation Value remains allocated to variable sub-accounts	✗	✗	✗	✗	✓	✓

Annuity Payments

Annuity Payments are periodic payments made by us to you, or subject to our consent in the event the payee is not a natural person, to a payee designated by you. Annuity Payments will be made to the Owner, unless you provide Notice to Us directing otherwise. Any change in payee will take effect as of the date we receive Notice to Us.

For Table 1 Annuity Plans, Annuity Payments are fixed and we determine the amount of such Annuity Payments on the Annuity Commencement Date as follows:

> Accumulation Value
> ➔ *Minus* any premium tax that may apply
> ➔ *Multiplied by* the applicable payment factor, which depends on:
>   O The Annuity Plan;
>   O The frequency of Annuity Payments;
>   O The age of the Annuitant (and gender, where appropriate under applicable law); and
>   O A net investment return of 1.0% is assumed (we may pay a higher rate at our discretion).

We use the Annuity 2000 Mortality Tables. Portions of the tables relevant to each Annuity Plan are set forth in the Contract for illustration purposes. You can obtain information more specific to your Contract by contacting our Customer Service Center. Contact information for the Customer Service Center appears on page 1.

Under the Annuity Plan that provides for life only payments, if the Minimum Guaranteed Withdrawal Benefit is still in effect (see page 18) on the Annuity Commencement Date, we will pay the greater amount of:

> The Annuity Payments (as determined per the above calculation); and
> The Maximum Annual Withdrawal (see page 20).

For Table 2 Annuity Plans:

If your Contract is a non-qualified Contract or Roth IRA Contract, Annuity Payments are variable and we determine the amount of such Annuity Payments, on an annual basis beginning on the December 31 that precedes the maximum Annuity Commencement Date (and on each December 31 thereafter), as follows:

> Accumulation Value
> ➔ *Divided by* the life expectancy of the Annuitant, which depends on:
>   O The age of the Annuitant, as determined pursuant to the Single Life Expectancy Table under Treasury
>   Regulation Section 1.401(a)(9)-9.

If your Contract is a Traditional IRA Contract, Annuity Payments are variable and we determine the amount of such periodic payments, on an annual basis beginning on the December 31 that precedes the maximum Annuity Commencement Date (and on each December 31 thereafter), as follows:

> Accumulation Value
> ➔ *Plus* the actuarial present value of the Minimum Guaranteed Withdrawal Benefit; and
>   O This present value is determined pursuant to Treasury Regulation Section 1.401(a)(9)-6, Q&A 12.
> ➔ *Divided by* the distribution period, which depends on:
>   O The age of the Annuitant, as determined pursuant to the Uniform Lifetime Table under Treasury
>   Regulation Section 1.401(a)(9)-9.

Under the Table 2 Annuity Plans, if the Minimum Guaranteed Withdrawal Benefit is still in effect (see page) on the Annuity Commencement Date, we will pay the greater amount of:

> The Annuity Payments (as determined per the above calculation); and
> The Maximum Annual Withdrawal (see page 20), as determined beginning with the Contract Anniversary that is the maximum Annuity Commencement Date.

If the Accumulation Value is less than $2,000 on the Annuity Commencement Date, we will pay such amount in a single lump-sum payment. We will make the Annuity Payments in monthly installments, unless you deliver Notice to Us directing us to pay at a different frequency. If any day that an Annuity Payment is thereafter scheduled to be paid is not a Business Day (e.g., a weekend, or the day does not exist in the given month), such Annuity Payment will be paid on the next Business Day. Each Annuity Payment must be at least $20.

We reserve the right in the Contract to make the Annuity Payments less frequently, as necessary, to make the Annuity Payments equal to at least $20. We may also change the $2,000 and $20 minimums, if allowed by law, based upon increases reflected in the Consumer Price Index for All Urban Consumers (CPI-U) since September 1, 2009. The MGWB terminates, once you begin to receive Annuity Payments under an Annuity Plan.

The Annuity Payments received under an Annuity Plan through the Contract will not be less than the payments that would be provided from the application of the Cash Surrender Value to a single premium immediate annuity under the same Plan offered by us on the Annuity Commencement Date.

Upon application of the Accumulation Value to an Annuity Plan, unless you are eligible for and elect a Table 2 Annuity Plan for non-qualified Contracts, the Contract will terminate and will cease to have any further value other than as provided under the Annuity Plan you elected.

○ **IMPORTANT NOTE:** For Contracts issued New York, Annuity Payments at the time of commencement will not be less than those that would otherwise be provided by the application of an amount to purchase any single premium immediate annuity offered by us at the time to the same class of Annuitants. If no single premium immediate annuity is offered by us at the time Annuity Payments under the Contract would otherwise commence, such Annuity Payments will not be less than those that would otherwise by provided by applying reasonable current market single premium immediate annuity rates to the same amount.

Death of the Annuitant
In the event the Annuitant dies on or after the Annuity Commencement Date, but before all Annuity Payments have been made pursuant to the applicable Annuity Plan, we will continue the Annuity Payments until all guaranteed Annuity Payments have been made. The Annuity Payments will be paid at least as frequently (and at least as rapidly) as before the Annuitant's death until the end of any guaranteed period certain. We may require satisfactory proof of death in regard to the Annuitant before continuing the Annuity Payments.

Under the Table 2 Annuity Plan for a non-qualified Contract or Roth IRA Contract, so long as the MGWB is **not** in the Lifetime Automatic Periodic Benefit Status (see page 22), the Beneficiary will be entitled to the Death Benefit (see page 28) according to one of the following:

> In a lump sum on or before the end of the calendar year in which the Annuitant's death occurs; or
> Periodic payments, in the same frequency and at least as rapidly as under this Annuity Plan at the time of death, equal to, on an annual basis as determined on the December 31 immediately preceding the Contract Year in which the payments will be made, the Accumulation Value *divided by* the remaining life expectancy of the Annuitant at the time of death (or the life expectancy of the Beneficiary at the time of the Annuitant's death if shorter).
>> ○ Life expectancy is determined pursuant to the Single Life Table under Treasury Regulation Section 1.401(a)(9)-9.

On each December 31 following the first periodic payment of the Death Benefit (the amount of which is determined as per the above), we will recalculate the periodic payment using the remaining Accumulation Value and the life expectancy factor used in calculating the amount of the prior periodic payment reduced by one.

Other Important Information

Reports to Contract Owners
We will confirm purchase, transfer and Withdrawal transactions usually within 5 Business Days of processing any such transaction. At least once a year, we will send you, without charge, a report showing the current Accumulation Value and Cash Surrender Value, as well as amounts deducted from, or added to, the Accumulation Value since the last report. This report will show your allocation of the Accumulation Value among the variable sub-accounts, as well as any other information that is required by law or regulation. We may also send you a quarterly statement showing these same values as of the end of the calendar quarter.

In addition, we will provide you with any other reports, notices or documents that we are required by applicable law to furnish to you. We will send these reports to you at your last known address within 60 days after the report date. Upon your request, we will provide additional reports, but we reserve the right in the Contract to access a reasonable charge for each such additional report.

Suspension of Payments

We reserve the right to suspend or postpone the date of any payment or determination of any value under the Contract, beyond the 7 permitted days by applicable law, on any Business Day when:

The New York Stock Exchange is closed for trading; or
An emergency exists as determined by the SEC so that the sale of securities held in Variable Annuity Account B may not reasonably occur or so that the Company may not reasonably determine the value of Variable Annuity Account B's net assets; or

During such times, we may delay:

Determination and payment of the Cash Surrender Value (see page 24);
Determination and payment of the Death Benefit (see page 28);
Allocation changes to the Accumulation Value; or
Application of the Accumulation Value under an Annuity Plan (see page 30).

For contracts issued in Florida, deferred payments will include interest that is required by applicable law.

Misstatement Made by Owner in Connection with Purchase of this Contract

We may require proof of the age and sex of the person upon whose life certain benefit payments are determined (i.e., the Death Benefit or Annuity Payments). If the Owner misstates the age or sex of a person in connection with the purchase of the Contract, we reserve the right in the Contract to adjust (either upward or downward) these payments based on the correct age or sex. If an upward adjustment to your benefit payment is required, we will include an amount in your next benefit payment representing the past underpayments by us, with interest credited at a rate of 1.5% annually (where permitted). If a downward adjustment to your benefit payment is required, we will make a deduction from future benefit payments until the past overpayments by us, plus interest at 1.5% annually (where permitted), has been repaid in full by you.

We reserve the right in the Contract (where permitted) to void the Contract and return the Cash Surrender Value in the event of any material misrepresentation made by the Owner in connection with the purchase of the Contract.

Insurable Interest

We require the Owner of the Contract to have an Insurable Interest in the Annuitant. Insurable Interest means the Owner has a lawful and substantial economic interest in the continued life of a person. An Insurable Interest does not exist if the Owner's sole economic interest in the Annuitant arises as a result of the Annuitant's death. A natural person is presumed to have an Insurable Interest in his or her own life and is generally considered to have an Insurable Interest in his or her spouse and family members. State statutory and case law have established guidelines for circumstances in which an Insurable Interest is generally considered to exist:

Relationships between parent and child, brother and sister, and grandparent and grandchild; and
Certain business relationships and financial dependency situations (e.g., uncle has Insurable Interest in nephew who runs the uncle's business and makes money for the uncle).

The above list is **not** comprehensive, but instead contains some common examples to help illustrate what it means for the Owner to have an Insurable Interest in the Annuitant. You should consult your agent/registered representative for advice on whether the Owner of the Contract would have an Insurable Interest in the Annuitant to be designated.

An Insurable Interest must exist at the time we issue the Contract. In purchasing the Contract, you will represent and acknowledge that you, as the Owner, have an Insurable Interest in the Annuitant. We require the agent/registered representative to confirm on the application that the Owner has an Insurable Interest in the Annuitant. We also require that any new Owner after issuance of the Contract to have an Insurable Interest in the Annuitant. We will seek to void the Contract if we discover that it was applied for and issued (or ownership was transferred) based on misinformation, or information that was omitted, in order to evade state Insurable Interest and other laws enacted to prevent an Owner from using the Contract to profit from the death of a person in whom such Owner does not have an Insurable Interest.

Assignment

You may assign a non-qualified Contract as collateral security for a loan or other obligation. This kind of assignment is not a change of ownership. But you should understand that your rights, and those of any Beneficiary, are subject to the terms of the assignment. To make, modify or release an assignment, you must provide Notice to Us. Your instructions will take effect as of the date you sign the Notice to Us, unless you specify otherwise, subject to any payments we make or actions we take prior to our receipt of such Notice to Us. We require written consent of an Irrevocable Beneficiary before your instructions will take effect. An assignment likely has

U.S. federal tax consequences. You should consult a tax adviser for tax advice. We are not responsible for the validity, tax consequences or other effects of any assignment you choose to make.

Contract Changes
We have the right to amend, make changes to or modify the Contract if required by law, including any amendment, change or modification necessary to continue to qualify such Contract as an annuity contract under applicable law. Any such amendment, change or modification must be in writing. An Endorsement added to comply with applicable law does not require your consent but is subject to regulatory approval. Any such amendments, changes or modifications will apply uniformly to all contracts affected.

Right to Examine and Return this Contract
For a prescribed period, you may return the Contract for any reason or no reason at all, which we refer to as the Right to Examine and Return this Contract. Subject to the state requirements specified in the table below, you may return the Contract within 10 days of your receipt of it, and you have up to 30 days if the Contract was issued as a replacement contract. If so returned, we will promptly pay you the Accumulation Value plus any charges we have deducted.

Contract Issue State	Days for New Purchase and Amount Returned	Days for Replacement Purchase and Amount Returned
Arizona	10 days or 30 days if age 65 or older Accumulation Value plus any charges deducted	30 days Accumulation Value plus any charges deducted
California	Under Age 60: 10 days, Accumulation Value plus any charges deducted Age 60 or Older: 30 days, Premium paid, less any Withdrawals*	Under Age 60: 30 days, Accumulation Value plus any charges deducted Age 60 or Older: 30 days, Premium paid, less any Withdrawals*
Connecticut	10 days Accumulation Value plus any charges deducted	Same
Delaware	10 days Accumulation Value plus any charges deducted	20 days Premium paid, less any Withdrawals
District of Columbia	10 days Premium paid, less any Withdrawals	Same
Florida	14 days Premium paid less any Withdrawals	Same
Iowa	10 days Premium paid, less any Withdrawals	Same
Illinois	10 days Accumulation Value plus any charges deducted	Same
Nevada	10 days Premium paid, less any Withdrawals	10 days Premium paid, less any Withdrawals
New York	10 days Accumulation Value plus any charges deducted	60 days Accumulation Value plus any charges deducted
North Dakota	20 days Accumulation Value plus any charges deducted	Same
South Dakota	10 days Accumulation Value plus any charges deducted	Same

*For Contracts issued in California, if you are age 60 or older on the date the application was signed, you may direct us to allocate your premium to investment option(s) other than the Specially Designated Variable Sub-account during this period. In this case, if so returned, we will pay you the Accumulation Value plus any charges we have deducted.

If you decide to return the Contract, you must deliver it to:

| To us at our Customer Service Center (the address is specified on page 1); or |
| To your agent/registered representative. |

We do not retain any investment gain associated with a Contract that is returned. If the state in which your Contract was issued requires us to pay the Accumulation Value (plus any charges deducted) in the event that your return it, this amount may be greater or less than the Premiums paid. For the states noted above in which we pay the amount of the Premiums paid if you return the Contract, your investment will not be subject to any market risk until the Right to Examine and Return this Contract expires. We may, in our discretion, require that, until your Right to Examine and Return this Contract expires, the Premium be allocated to the ING Money Market Portfolio. In the event that your right to return the Contract has expired and you decided to keep it, any Premium we required to be allocated to the ING Money Market Portfolio will be transferred to the variable sub-accounts chosen by you based on the Accumulation Value next computed.

Non-Waiver
We may, in our discretion, elect not to exercise a right, privilege or option under the Contract. Such election will not constitute our waiver of the right to exercise such right, privilege or option at a later date, nor will it constitute a waiver of any provision of the Contract.

Special Arrangements
We may reduce or waive any Contract fees or charges for certain group or sponsored arrangements, under special programs, and for certain employees, agents, and related persons of our parent corporation and its affiliates. We reduce or waive these items based on expected economies, and the variations are based on differences in costs or services.

Selling the Contract
Our affiliate, Directed Services LLC, 1475 Dunwoody Drive, West Chester, Pennsylvania 19380 is the principal underwriter and distributor of the Contract, as well as of contracts issued by our affiliate, ING USA Annuity and Life Insurance Company. Directed Services LLC, a Delaware limited liability company, is registered with the SEC as a broker/dealer under the Securities Exchange Act of 1934, as amended, and is a member of the Financial Industry Regulatory Authority, Inc., or FINRA.

Directed Services LLC does not retain any commissions or compensation that we pay to it for Contract sales. Directed Services LLC enters into selling agreements with affiliated and unaffiliated broker/dealers to sell the Contracts through their registered representatives who are licensed to sell securities and variable insurance products, which representatives we refer to as selling firms. Selling firms are also registered with the SEC and are FINRA member firms.

The following selling firm is affiliated with the Company and has entered into a selling agreement with Directed Services LLC for the sale of our variable annuity contracts:

- ING Financial Partners, Inc.

Directed Services LLC pays selling firms compensation for the promotion and sale of the Contracts. Registered representatives of the selling firms who solicit sales of the Contracts typically receive a portion of the compensation paid by Directed Services LLC to such selling firm in the form of commissions or other compensation, depending on the agreement between the selling firm and the registered representative. This compensation, as well as other incentives or payments, is not paid directly by the Owners of the Contract or Variable Annuity Account B. We intend to recoup this compensation and other sales expenses paid to selling firms through fees and charges imposed under the Contracts.

Directed Services LLC pays selling firms for Contract sales according to one or more schedules. This compensation is generally based on a percentage of Premium payments. Selling firms may receive commissions of up to 0.50% of Premium. In addition, selling firms may receive ongoing annual compensation of up to 0.50% of all, or a portion, of the values of Contracts sold through such selling firm. Individual representatives may receive all or a portion of the compensation paid to their selling firm, depending on such selling firm's practices. Commissions and annual compensation, when combined with additional compensation or reimbursement of expenses (as more fully described below), could exceed 0.50% of Premium.

Directed Services LLC has special compensation arrangements with certain selling firms based on such firms' aggregate or anticipated sales of the Contracts or other specified criteria. These special compensation arrangements will not be offered to all selling firms, and the terms of such arrangements may differ among selling firms based on various factors. Any such compensation payable to a selling firm will not result in any additional direct charge to you by us.

In addition to the direct cash compensation for sales of Contracts described above, Directed Services LLC may also pay selling firms additional compensation or reimbursement of expenses for their efforts in selling the Contracts to you and other customers. These amounts may include:

	Marketing/distribution allowances which may be based on the percentages of Premium received, the aggregate commissions paid and/or the aggregate assets held in relation to certain types of designated insurance products issued by the Company and/or its affiliates during the calendar year;
	Loans or advances of commissions in anticipation of future receipt of Premiums (i.e., a form of lending to agents/registered representatives). These loans may have advantageous terms such as reduction or elimination of the interest charged on the loan and/or forgiveness of the principal amount of the loan, which terms may be conditioned on fixed insurance product sales;
	Education and training allowances to facilitate our attendance at certain educational and training meetings to provide information and training about our products. We also hold training programs from time to time at our expense;
	Sponsorship payments or reimbursements for broker/dealers to use in sales contests and/or meetings for their agents/registered representatives who sell our products. We do not hold contests based solely on the sales of the Contract;
	Certain overrides and other benefits that may include cash compensation based on the amount of earned commissions, agent/representative recruiting or other activities that promote the sale of Contracts; and
	Additional cash or non-cash compensation and reimbursements permissible under existing law. This may include, but is not limited to, cash incentives, merchandise, trips, occasional entertainment, meals and tickets to sporting events, client appreciation events, business and educational enhancement items, payment for travel expenses (including meals and lodging) to pre-approved training and education seminars, and payment for advertising and sales campaigns.

We may pay commissions, dealer concessions, wholesaling fees, overrides, bonuses, other allowances and benefits and the costs of all other incentives or training programs from our resources, which include the fees and charges imposed under the Contract.

The following is a list of the top 25 selling firms that, during 2011, received the most total dollars of compensation, in the aggregate, from us in connection with the sale of registered annuity contracts issued by us, ranked from greatest to least aggregate compensation:

1. LPL Financial Corporation
2. Morgan Stanley Smith Barney LLC.
3. ING Financial Partners Inc.
4. Merrill Lynch, Pierce, Fenner & Smith, Incorporated
5. Wells Fargo Advisors, LLC
6. Wells Fargo Advisors, LLC (Bank Channel)
7. UBS Financial Services Inc.
8. Raymond James Financial Services Inc.
9. National Planning Corporation
10. Multi-Financial Securities Corporation
11. Financial Network Investment Corporation
12. Securities America Inc.
13. ING Financial Partners, Inc. CAREER
14. First Allied Securities Inc.
15. Woodbury Financial Services Inc.
16. Wells Fargo SEC, LLC
17. SII Investments Inc.
18. Wells Fargo Advisors Financial Network, LLC
19. Commonwealth Financial Network Inc.
20. Centaurus Financial Inc.
21. Royal Alliance Assoc.
22. PrimeVest Financial Services Inc.
23. RBC Capital Markets Corporation
24. Cambridge Investment Research Inc.
25. Raymond James and Associates Inc.

Directed Services LLC may also compensate wholesalers/distributors, and their sales management personnel, for Contract sales within the wholesale/distribution channel. This compensation may be based on a percentage of Premiums and/or a percentage of Accumulation Value. Directed Services LLC may, at its discretion, pay additional cash compensation to wholesalers/distributors for sales by certain broker-dealers or "focus firms."

This is a general discussion of the types and levels of compensation paid by us for sale of our variable annuity contracts. It is important for you to know that the payment of volume- or sales-based compensation to a selling firm or registered representative may provide such selling firm or registered representative a financial incentive to promote our products, such as the Contract, over those of another company, and may also provide a financial incentive to promote one of our contracts over another, such as the Contract.

Voting Rights
We will vote the shares of an underlying investment portfolio owned by Variable Annuity Account B according to your instructions. However, if the 1940 Act or any related regulations should change, or if interpretations of it or related regulations should change, and we decide that we are permitted to vote the shares of a trust in our own right, we may decide to do so without consulting you.

We determine the number of shares that you have in a variable sub-account by dividing the Contract's Accumulation Value in that variable sub-account by the net asset value of one share of the underlying investment portfolio in which a variable sub-account invests. We count fractional votes. We will determine the number of shares you can instruct us to vote 180 days or less before a trust shareholder meeting. We will ask you for voting instructions by mail at least 10 days before the meeting. If we do not receive your instructions in time, we will vote the shares in the same proportion as the instructions received from all Contracts in that variable sub-account. We will also vote shares we hold in Variable Annuity Account B that are not attributable to Contract Owners in the same proportion. The effect of proportional voting is that a small number of Contract Owners may decide the outcome of a vote.

State Regulation
We are regulated by the Insurance Department of the State of Connecticut. We are also subject to the insurance laws and regulations of all jurisdictions in which we do business. The Contract offered by this prospectus has been approved where required by such jurisdictions. We are required to submit annual statements of our operations, including financial statements, to the insurance departments of the various jurisdictions in which we do business to allow regulators to assess our solvency and compliance with state insurance laws and regulations.

Legal Proceedings
We are not aware of any current or pending legal proceedings that involve Variable Annuity Account B as a party.

The Company is involved in threatened or pending lawsuits/arbitrations arising from the normal conduct of its business. Due to the climate in insurance and business litigation/arbitration, suits against the Company sometimes include claims for substantial compensatory, consequential, or punitive damages and other types of relief. Moreover, certain claims are asserted as class actions, purporting to represent a group of similarly situated individuals. While it is not possible to forecast the outcome of such lawsuits/arbitrations, in light of existing insurance, reinsurance, and established reserves, it is the opinion of management that the disposition of such lawsuits/arbitrations will not have a materially adverse effect on the Company's operations or financial position.

Directed Services LLC, the principal underwriter and distributor of the Contract, is a party to threatened or pending lawsuits/arbitration that generally arise from the normal conduct of business. Some of these suits may seek class action status and sometimes include claims for substantial compensatory, consequential or punitive damages and other types of relief. Directed Services LLC is not involved in any legal proceeding that in the opinion of management, is likely to have a material adverse effect on its ability to distribute the Contract.

United States Federal Income Tax Considerations

Introduction
The Contract is designed to be treated as an annuity for U.S. federal income tax purposes. The U.S. federal income tax treatment of the Contract is complex and sometimes uncertain. You should keep the following in mind when reading it:

	Your tax position (or the tax position of the designated Beneficiary, as applicable) may influence the U.S. federal taxation of amounts held, or paid out, under the Contract;
	Tax laws change. It is possible that a change in the future could retroactively affect contracts issued in the past, including your Contract;
	This section addresses some, but not all, applicable U.S. federal income tax rules and does not discuss U.S. federal estate and gift tax implications, state and local taxes, taxes of any foreign jurisdiction or any other tax provisions; and
	No assurance can be given that the Internal Revenue Service, or IRS, would not assert, or that a court would not sustain, a position contrary to any of those set forth below.

The information provided herein is not tax advice. For advice about the effect of U.S. federal income tax laws affecting the Contract, state tax laws or any other tax laws affecting the Contract or any transactions involving the Contract, you should consult a tax adviser.

Types of Contracts: Non-Qualified and Qualified
Non-qualified annuity contracts are purchased with after-tax money to save money for retirement in exchange for the right to receive annuity payments for either a specified period of time or over the lifetime of an individual. Qualified annuity contracts are designed for use by individuals whose premium payments are comprised solely of proceeds from retirement plans, pre-tax contributions to Individual Retirement Annuities ("IRA") or after-tax contributions to a Roth IRA that are intended to qualify for special favorable income tax treatment under Section 408 or 408A of the Code, respectively.

Taxation of Non-Qualified Contracts

    Premiums
    You may not deduct the amount of premiums paid into a non-qualified annuity contract.

    Taxation of Gains Prior to Distribution
    Section 72 of the Code governs the general U.S. federal income taxation of annuity contracts. If the owner of a non-qualified annuity contract is a natural person (e.g., an individual), generally such owner will not be taxed on increases in the value of his or her

non-qualified contract until a distribution occurs or until annuity payments begin. An agreement to assign or pledge any portion of the contract's value generally will be treated as a distribution. To be eligible to defer U.S. federal income taxation on the increases in the value of the contract, each of the following requirements must be satisfied.

1. **Diversification.** Section 817(h) of the Code requires that the investments of the funds that comprise a separate account in a variable annuity contract be "adequately diversified" in order for a non-qualified contract to qualify as an annuity contract under U.S. federal income tax law. Variable Annuity Account B, through its funds, intends to comply with the diversification requirements prescribed by Section 817(h) of the Code and Treasury regulation section 1.817-5, and any rulings made thereunder, which affect how the assets of the various funds in Variable Annuity Account B may be invested. If your Contract does not satisfy the applicable diversification requirements because Variable Annuity Account B's funds fail to be, or remain, adequately diversified, we will take appropriate steps to bring your Contract into compliance with applicable law, regulations and rulings. We reserve the right to modify your Contract as necessary to satisfy such diversification requirements.

2. **Investor Control.** Although earnings under non-qualified annuity contracts generally are not taxed until withdrawn, the IRS has stated in published rulings that a variable contract owner will be considered the owner of separate account assets if such contract owner possesses incidents of investment control over such assets. In these circumstances, income and gains from the separate account assets would be currently includible in the variable contract owner's gross income. Future guidance regarding the extent to which variable contract owners could direct their investments among sub-accounts without being treated as owners of the underlying assets of the separate account may adversely affect the tax treatment of existing contracts, such as the Contract. Therefore, the Company reserves the right to modify your Contract as necessary to prevent you from being considered the owner of a pro rata share of the assets of Variable Annuity Account B for U.S. federal income tax purposes.

3. **Required Distributions.** To be treated as an annuity contract for U.S. federal income tax purposes, the Code requires any non-qualified contract to contain certain provisions specifying how the owner's interest will be distributed in the event of the owner's death. As a result, your Contract contains certain provisions that are intended to comply with these Code requirements.

   Different distribution requirements apply if the contract owner's death occurs:

   > After he or she begins receiving annuity payments under the contract; or
   > Before he or she begins receiving such distributions.

   If the contract owner's death occurs after he or she begins receiving annuity payments, distributions must be made at least as rapidly as under the method in effect at the time of such contract owner's death.

   If the contract owner's death occurs before he or she begins receiving annuity payments, such contract owner's entire balance must be distributed within five years after the date of his or her death. For example, if the contract owner died on September 1, 2012, his or her entire balance must be distributed by August 31, 2017. However, if distributions begin within one year of such contract owner's death, then payments may be made over either of the following two timeframes:

   > Over the life of the designated beneficiary; or
   > Over a period not extending beyond the life expectancy of the designated beneficiary.

   Under the terms of the Contract, if the designated Beneficiary is your spouse, your Contract may be continued after your death with the surviving spouse as the new Contract Owner.

   There are currently no regulations interpreting these Code requirements; however, if such requirements are clarified by regulation or otherwise, we will review the distribution provisions in your Contract and, if necessary, modify them to assure that such provisions comply with the applicable requirements.

4. **Owners of Non-Qualified Contracts That Are Not Natural Persons.** If the owner of a non-qualified annuity contract is not a natural person, such contract generally is not treated as an annuity for U.S. federal income tax purposes and any income on such contract during the applicable taxable year is taxable as ordinary income. The income on the contract during the applicable taxable year is equal to any increase in the contract's value over the "investment in the contract" (generally, the premiums or other consideration paid for such contract less any nontaxable withdrawals) during such taxable year. There are certain exceptions to this rule, and a non-natural person considering an investment in the Contract should consult with its tax adviser prior to purchasing the Contract. If the Contract Owner is not a natural

person and the primary Annuitant dies, the same rules apply on the death of the primary Annuitant as outlined above for the death of a Contract Owner.

When the contract owner is a non-natural person, a change in the annuitant is treated as the death of such contract owner.

5. **Delayed Annuity Starting Date.** If the date on which annuity payments begin under a non-qualified annuity contract occurs, or is scheduled to occur, at a time after the annuitant has, or will have, reached an advanced age (e.g., after age 95), it is possible that such contract will not be treated as an annuity for U.S. federal income tax purposes. In that event, the income and gains under such contract could be currently includible in the contract owner's taxable income.

Taxation of Distributions

General. When a withdrawal from a non-qualified annuity contract occurs, the amount received will be treated as ordinary income, subject to U.S. federal income tax, up to an amount equal to the excess, if any, of the contract's value immediately prior to the distribution over the contract owner's investment in the contract at such time. Investment in the contract generally is equal to the amount of all premiums paid into the contract, plus amounts previously included in taxable income as a result of certain loans, assignments, pledges and gifts, less the aggregate amount of non-taxable distributions previously made under such contract.

In the case of a surrender of a non-qualified annuity contract, the amount received generally will be taxable only to the extent it exceeds the contract owner's investment in such contract (i.e., the cost basis).

10% Penalty Tax. A distribution from a non-qualified annuity contract may be subject to a U.S. federal tax penalty equal to 10% of the amount treated as income. In general, however, there is no penalty on distributions from non-qualified contracts if such distributions are:

Made on or after the taxpayer reaches age 59½;

Made on or after the death of the contract owner (or the annuitant, if the contract owner is a non-natural person);

Attributable to the taxpayer's becoming "disabled," as defined in the Code;

made as part of a series of substantially equal periodic payments (which payments are made at least annually) over the life or the life expectancy of the taxpayer, or the joint lives or joint life expectancies of the taxpayer and his, her or its designated beneficiary; or

Allocable to investment in the contract before August 14, 1982.

The 10% penalty does not apply to distributions from an "immediate annuity," as defined in the Code. Other exceptions may be applicable under certain circumstances, and special rules may be applicable in connection with the exceptions listed above. You should consult a tax adviser with regard to whether any distributions from your Contract meet the exceptions from the 10% penalty tax as provided in the Code.

Tax-Free Exchanges. Section 1035 of the Code permits the exchange of a life insurance, endowment or annuity contract for an annuity contract on a tax-free basis. In such instance, the "investment in the contract" in the old contract will carry over to the new contract. You should consult with your tax adviser regarding the procedures for making a Section 1035 exchange.

If your Contract is acquired through a tax-free exchange of a life insurance, endowment or annuity contract that was purchased prior to August 14, 1982, then any distributions from your Contract, other than Annuity Payments, will be treated, for U.S. federal income tax purposes, as coming:

First, from any remaining "investment in the contract" made prior to August 14, 1982 and exchanged into your Contract;

Second, from any "income on the contract" attributable to the investment made prior to August 14, 1982;

Third, from any remaining "income on the contract"; and

Fourth, from any remaining "investment in the contract."

The IRS has concluded that in certain instances, the partial exchange of a portion of one annuity contract for another annuity contract will be tax-free. Pursuant to IRS guidance, receipt of partial withdrawals or surrenders from either an original contract or a new contract during the 180 day period beginning on the date of the partial exchange may retroactively negate the tax-free treatment of the partial exchange. If this occurs, the partial withdrawal or surrender of the original contract will be treated as a withdrawal, taxable as ordinary income to the extent of gain in the original contract. Furthermore, if the partial exchange occurred prior to the contract owner reaching age 59½, the contract owner may be subject to an additional 10% tax penalty. We are not responsible for the manner in which any other insurance companies administer, recognize or report, for U.S. federal income tax purposes, Section 1035 exchanges and partial exchanges and what the ultimate tax treatment may be by the IRS. You should consult with your tax adviser with respect to any proposed Section 1035 exchange or partial exchange prior to proceeding with any such transaction with respect to your Contract.

Tax Consequences of the MGWB. Except as otherwise noted below, when a Withdrawal from a non-qualified annuity contract occurs under a minimum guaranteed withdrawal provision of your Contract, the amount you receive will be treated as ordinary income subject to U.S. federal income tax up to an amount equal to the excess, if any, of the Contract's value (unreduced by the amount of any deferred sales charge) immediately before the distribution over your investment in the Contract at that time.

Investment in the Contract is generally equal to the amount of all contributions to the Contract, plus amounts previously included in your gross income as the result of certain loans, assignments and gifts, less the aggregate amount of non-taxable distributions you previously made from your Contract. For non-qualified contracts, the income on the Contract for purposes of calculating the taxable amount of a distribution may be unclear. For example, the living benefits provided under the MGWB provisions of your contract could increase the applicable Contract value. As a result, you could have higher amounts of income than will be reported to you. In addition, payments under any guaranteed payment phase of the minimum guaranteed withdrawal provisions after your Contract's value has been reduced to zero may be subject to the exclusion ratio rules under Section 72(b) of the Code for U.S. federal income tax purposes.

Payments of the Maximum Annual Withdrawal under the Table 2 Annuity Plans (see page 30) are designed to be treated as Annuity Payments for withholding and tax reporting purposes. A portion of each such Annuity Payment is generally not taxed as ordinary income, and the remainder is taxed as ordinary income. The non-taxable portion of the Annuity Payment is generally determined in a manner that is designed to allow you to recover your investment in the Contract ratably on a tax-free basis over the expected stream of Annuity Payments. Any Withdrawals in addition to the Annuity Payments of the Maximum Annual Withdrawal, if permitted, constitute Excess Withdrawals, causing a pro rata reduction of the MGWB Base and Maximum Annual Withdrawal. This reduction will result in a proportional reduction in the non-taxable portion of your future Maximum Annual Withdrawal payments. Once your investment in the Contract has been fully recovered, the full amount of each of your future Maximum Annual Withdrawal payments would be subject to U.S. federal income tax as ordinary income.

Taxation of Annuity Payments. Although the U.S. federal income tax consequences may vary depending on the payment option elected under an annuity contract, a portion of each annuity payment generally is not taxed as ordinary income, while the remainder is taxed as ordinary income. The non-taxable portion of an annuity payment generally is determined in a manner that is designed to allow the contract owner to recover his, her or its investment in the annuity contract ratably on a tax-free basis over the expected stream of annuity payments when annuity payments begin. Once the investment in such contract has been fully recovered, the full amount of each subsequent annuity payment will be subject to tax as ordinary income.

On September 27, 2010, President Obama signed into law the Small Business Jobs Act of 2010, which included language that permits the partial annuitization of non-qualified annuities, effective for amounts received in taxable years beginning after December 31, 2010. The provision applies an exclusion ratio to any amount received as an annuity under a portion of an annuity provided that the annuity payments are made for a period of 10 years or more or for life. Please consult your tax adviser before electing a partial annuitization.

Death Benefits. Amounts may be distributed from an annuity contract, such as the Contract, because of the contract owner's death or the death of the annuitant. Generally, such amounts are includible in the income of the recipient as follows: (i) if distributed in a lump sum, such amounts are taxed in the same manner as a surrender of the contract, or (ii) if distributed under a payment option, such amounts are taxed in the same way as annuity payments. As discussed above, the Code contain special rules that specify how the contract owner's interest in a non-qualified contract will be distributed and taxed in the event of the contract owner's death.

Assignments and Other Transfers. A transfer, pledge or assignment of ownership of a non-qualified annuity contract, the selection of certain annuity dates or the designation of an annuitant or payee other than a contract owner may result in certain tax consequences that are not discussed herein. The assignment, pledge or agreement to assign or pledge any portion of the contract value generally will be treated as a distribution. You should consult your tax adviser regarding the potential tax effects of any transfer, pledge, assignment, or designation or exchange of your Contract or any portion of your Contract value.

Immediate Annuities. Under Section 72 of the Code, an "immediate annuity" means an annuity (i) that is purchased with a single premium, (ii) with annuity payments starting within one year from the date of purchase, and (iii) that provides a series of substantially equal periodic payments made at least annually. Your Contract is not designed as an immediate annuity. If your Contract were treated as an immediate annuity, it could affect the U.S. federal income tax treatment of your Contract with respect to (a) the application of certain exceptions from the 10% early Withdrawal penalty, (b) ownership, if the Owner is not a natural person, and (c) certain exchanges.

Multiple Contracts. U.S. federal income tax laws require that all non-qualified annuity contracts that are issued by a company or its affiliates to the same contract owner during any calendar year be treated as one annuity contract for purposes of determining the amount includible in gross income under Section 72(e) of the Code. In addition, the Treasury Department has specific authority to issue regulations that prevent the avoidance of Section 72(e) of the Code through the serial purchase of annuity contracts or otherwise.

Withholding. We will withhold and remit to the IRS a part of the taxable portion of each distribution made under your Contract unless the intended recipient of the distribution notifies us at or before the time of such distribution that the recipient elects not to have any amounts withheld. Withholding is mandatory, however, if the intended recipient of such distribution fails to provide a valid taxpayer identification number or if we are notified by the IRS that the taxpayer identification number we have on file is incorrect. The withholding rates applicable to the taxable portion of periodic Annuity Payments are the same as the withholding rates generally applicable to payments of wages. In addition, a 10% withholding rate applies to the taxable portion of non-periodic payments. Regardless of whether you elect to have U.S. federal income tax withheld, you are still liable for payment of U.S. federal income tax on the taxable portion of the payment.

Certain states have indicated that state income tax withholding will also apply to payments from the Contracts made to their residents. Generally, an election out of federal withholding will also be considered an election out of state withholding. In some state, you may elect out of state withholding, even if federal withholding applies. If you need more information concerning a particular state or any required forms, please contact our customer service center. Contact information appears on page 1.

If you or your designated Beneficiary is a non-resident alien, withholding is governed by Section 1441 of the Code based on your or your designated Beneficiary's citizenship, country of domicile and treaty status, and we may require additional documentation or information prior to processing any requested transaction.

Taxation of Qualified Contracts

General
The tax rules applicable to owners of qualified contracts vary according to the type of qualified contract and the specific terms and conditions of the qualified contract. Qualified annuity contracts are designed for use by individuals whose premium payments are comprised solely of proceeds from retirement plans, pre-tax contributions to IRA or after-tax contributions to a Roth IRA that are intended to qualify for special favorable income tax treatment under Sections 408 or 408A of the Code, respectively. The ultimate effect of U.S. federal income taxes on the amounts held under a qualified contract, or on annuity payments from a qualified contract, depends on the type of qualified contract as well as your particular facts and circumstances. Special favorable tax treatment may be available for certain types of contributions and distributions. In addition, certain requirements must be satisfied in purchasing a qualified contract with proceeds from a tax-qualified retirement plan in order to continue receiving favorable tax treatment.

Under U.S. federal income tax laws, earnings on amounts held in qualified annuity contracts used as an IRA or Roth IRA generally are not taxed until they are withdrawn. It is not necessary, however, to purchase a qualified contract to obtain the favorable tax treatment accorded to an IRA or Roth IRA under Sections 408 or 408A of the Code, respectively. A qualified contract, therefore, does not provide any tax benefits beyond the deferral already available to an IRA or Roth IRA under the Code. Qualified contracts do provide other features and benefits (such as guaranteed living benefits and/or Death Benefits or the option of lifetime income phase options at established rates) that may be valuable to you. You should discuss the alternatives available to you with your financial adviser, taking into account the additional fees and expenses you may incur in purchasing a qualified contract, such as the Contract.

Adverse tax consequences may result from: (i) contributions in excess of specified limits; (ii) distributions before age 59½ (subject to certain exceptions); (iii) distributions that do not conform to specified commencement and minimum distribution rules; and (iv) certain other specified circumstances. Some qualified contracts may be subject to additional distribution or other requirements that are not incorporated into your Contract. No attempt is made to provide more than general information about the use of this Contract as a qualified contract. Contract Owners, Annuitants and Beneficiaries are cautioned that the rights of any person to any benefits under qualified contracts may be subject to the terms and conditions of the retirement plans or programs themselves, regardless of the terms and conditions of the Contract. The Company is not bound by the terms and conditions of such plans to the extent such terms contradict any language of the Contract, unless we consent to be so bound.

Contract Owners and Beneficiaries generally are responsible for determining that contributions, distributions and other transactions with respect to the Contract comply with applicable law. Therefore, you should consult your legal and tax advisers regarding the suitability of the Contract for your particular situation.

Tax Deferral
The following discussion assumes that a qualified contract is purchased with premium payments that are comprised solely of proceeds from retirement plans, pre-tax contributions to IRA or after-tax contributions to a Roth IRA that are intended to qualify for special favorable income tax treatment under Sections 408 or 408A of the Code, respectively.

41

Individual Retirement Annuities. Section 408 of the Code permits eligible individuals to contribute to an individual retirement program known as an Individual Retirement Annuity. IRAs are subject to limits on (i) the amounts that can be contributed, (ii) the deductible amount of the contribution and (iii) the time when distributions can begin. Contributions to IRAs must be made in cash or as a rollover or a transfer from another eligible plan. Also, distributions from IRAs, individual retirement accounts and other types of retirement plans may be "rolled over" on a tax-deferred basis into an IRA. Employers may establish Simplified Employee Pension ("SEP") plans to provide IRA contributions on behalf of their employees. If you make a tax-free rollover of a distribution from an IRA, you may not make another tax-free rollover from the IRA within a one-year period. You should be aware that sales of the Contract for use with IRAs may be subject to special requirements imposed by the IRS.

The IRS has not reviewed the Contract described in this prospectus for qualification as an IRA and has not addressed, in a ruling of general applicability, whether the Contract's Death Benefit provisions comply with IRS qualification requirements. You should consult with your tax adviser in connection with purchasing the Contract as an IRA.

Roth IRAs. Section 408A of the Code permits certain eligible individuals to contribute to a Roth IRA. Contributions to a Roth IRA are not deductible, are subject to certain limitations and must be made in cash or as a rollover or transfer from another Roth IRA or other IRA. Certain qualifying individuals may convert an IRA, SEP, or a SIMPLE to a Roth IRA. Such rollovers and conversions are subject to tax, and other special rules may apply. If you make a tax-free rollover of a distribution from a Roth IRA to another Roth IRA, you may not make another tax-free rollover from the Roth IRA within a one-year period. A 10% penalty may apply to amounts attributable to a conversion to a Roth IRA if the amounts are distributed during the five taxable years beginning with the year in which such conversion was made.

Sales of a contract for use with a Roth IRA may be subject to special requirements imposed by the IRS. The IRS has not reviewed the Contract described in this prospectus for qualification as a Roth IRA and has not addressed, in a ruling of general applicability, whether the Contract's Death Benefit provisions comply with IRS qualification requirements. You should consult with your tax adviser in connection with purchasing the Contract as a Roth IRA.

Contributions

In order to be excludable from gross income for U.S. federal income tax purposes, total annual contributions to certain qualified contracts are limited by the Code. You should consult with your tax adviser in connection with contributions to a qualified contract.

Distributions – General

Certain tax rules apply to distributions from the Contract. A distribution is any amount taken from your Contract including Withdrawals, Annuity Payments, rollovers, exchanges and Death Benefit proceeds. We report the taxable portion of all distributions to the IRS.

Individual Retirement Annuities. All distributions from an IRA are taxed when received unless either one of the following is true:

The distribution is directly transferred to another IRA or to a plan eligible to receive rollovers as permitted under the Code; or
The IRA owner made after-tax contributions to the IRA (e.g., Roth). In this latter case, the distribution will be taxed according to the rules detailed in the Code.

The Code imposes a 10% penalty tax on the taxable portion of any distribution from an IRA unless certain exceptions, including one or more of the following, have occurred:

The IRA owner has attained age 59½;
The IRA owner has become "disabled," as defined in the Code;
The IRA owner has died and the distribution is to the beneficiary of such IRA;
The distribution amount is directly transferred into another eligible retirement plan or to an IRA in accordance with the terms of the Code;
The distribution is made due to an IRS levy upon the IRA owner's plan; or
The distribution is a qualified reservist distribution as defined under the Pension Protection Act of 2006.

In addition, the 10% penalty tax does not apply to a distribution made from an IRA to pay for health insurance premiums for certain unemployed individuals, for a qualified first-time home purchase or for higher education expenses.

Roth IRAs. A qualified distribution from a Roth IRA is not taxed when it is received. A qualified distribution is a distribution that is both:

> Made after the five-taxable year period beginning with the first taxable year for which a contribution was made to the Roth IRA's owner; and
>
> (a) Made after the Roth IRA owner (i) attains age 59½, (ii) dies, or (iii) becomes "disabled," as defined in the Code, or (b) Is for a qualified first-time home purchase.

If a distribution is not qualified, generally it will be taxable to the extent of the accumulated earnings. A partial distribution will first be treated as a return of contributions that is not taxable and then as taxable accumulated earnings.

The Code imposes a 10% penalty tax on the taxable portion of any distribution from a Roth IRA that is not a qualified distribution unless certain exceptions have been met. In general, the exceptions from imposition of the 10% penalty on distribution from an IRA listed above also apply to a distribution from a Roth IRA. The 10% penalty tax is also waived on a distribution made from a Roth IRA to pay for health insurance premiums for certain unemployed individuals, for a qualified first-time home purchase or for higher education expenses.

Lifetime Required Minimum Distributions (IRAs only). To avoid certain tax penalties, you and any designated Beneficiary must also meet the minimum distribution requirements imposed by the Code. These rules may dictate the following:

> The start date for distributions;
>
> The time period in which all amounts in your account(s) must be distributed; and
>
> Distribution amounts.

Start Date and Time Period. Generally, you must begin receiving distributions by April 1 of the calendar year following the calendar year in which you attain age 70½. We must pay out distributions from your Contract over a period not extending beyond one of the following time periods:

> Over your life or the joint lives of you and your designated Beneficiary; or
>
> Over a period not greater than your life expectancy or the joint life expectancies of you and your designated Beneficiary.

Distribution Amounts. The amount of each required distribution must be calculated in accordance with Section 401(a)(9) of the Code. The entire interest in the account includes the amount of any outstanding rollover, transfer, recharacterization, if applicable, and the actuarial present value of other benefits provided under the account, such as guaranteed death benefits.

50% Excise Tax. If you fail to receive the minimum required distribution for any tax year, a 50% excise tax may be imposed on the required amount that was not distributed.

Lifetime Required Minimum Distributions are not applicable to Roth IRAs during your lifetime. Further information regarding required minimum distributions may be found in your Contract.

Required Distributions upon Death (IRAs and Roth IRAs Only). Different distribution requirements apply to qualified contacts after your death, depending upon if you have been receiving required minimum distributions. Further information regarding required distributions upon death may be found in your Contract.

If your death occurs on or after you begin receiving minimum distributions under the Contract, distributions generally must be made at least as rapidly as under the method in effect at the time of your death. Section 401(a)(9) of the Code provides specific rules for calculating the required minimum distributions after your death.

If your death occurs before you begin receiving minimum distributions under your Contract, your entire balance must be distributed by December 31 of the calendar year containing the fifth anniversary of the date of your death. For example, if you died on September 1, 2012, your entire balance must be distributed to the designated Beneficiary by December 31, 2017. However, if distributions begin by December 31 of the calendar year following the calendar year of your death, and you have named a designated Beneficiary, then payments may be made over either of the following time frames:

> Over the life of the designated Beneficiary; or
>
> Over a period not extending beyond the life expectancy of the designated Beneficiary.

Start Dates for Spousal Beneficiaries. If the designated Beneficiary is your spouse, distributions must begin on or before the later of the following:

December 31 of the calendar year following the calendar year of your death; or

December 31 of the calendar year in which you would have attained age 70½.

No Designated Beneficiary. If there is no designated Beneficiary, the entire interest generally must be distributed by the end of the calendar year containing the fifth anniversary of your death.

Special Rule for IRA Spousal Beneficiaries (IRAs and Roth IRAs Only). In lieu of taking a distribution under these rules, if the sole designated Beneficiary is the Contract Owner's surviving spouse, the spousal Beneficiary may elect to treat the Contract as his or her own IRA and defer taking a distribution until his or her own start date. The surviving spouse will be deemed to have made such an election if the surviving spouse makes a rollover to or from the Contract or fails to take a distribution within the required time period.

Withholding

Any taxable distributions under the Contract are generally subject to withholding. U.S. federal income tax withholding rates vary according to the type of distribution and the recipient's tax position.

IRAs and Roth IRAs. Generally, you or, if applicable, a designated Beneficiary may elect not to have tax withheld from distributions.

Non-resident Aliens. If you or your designated Beneficiary is a non-resident alien, then any withholding is governed by Section 1441 of the Code based on your or your designated Beneficiary's citizenship, country of domicile and treaty status, and we may require additional documentation prior to processing any requested information.

Assignment and Other Transfers

IRAs and Roth IRAs. The Code does not allow a transfer or assignment of your rights under the IRA Contracts or Roth IRA Contracts except in limited circumstances. Adverse tax consequences may result if you assign or transfer your interest in such a Contract to persons other than your spouse incident to a divorce. You should consult your tax adviser regarding the potential tax effects of such a transaction if you are contemplating such an assignment or transfer.

Possible Changes in Taxation

Although the likelihood of changes in tax legislation, regulation, rulings and other interpretations thereof is uncertain, there is always the possibility that the tax treatment of the Contract could change by such means. It is also possible that any such change could be retroactive (i.e., effective before the date of the change). You should consult a tax adviser with respect to legislative and regulatory developments and their potential effects on the Contract.

Same-Sex Marriages

Pursuant to Section 3 of the federal Defense of Marriage Act ("DOMA"), same-sex marriages currently are not recognized for purposes of federal law. Therefore, the favorable income-deferral options afforded by federal tax law to an opposite-sex spouse under Code sections 72(s) and 401(a)(9) are currently NOT available to a same-sex spouse. Same-sex spouses who own or are considering the purchase of annuity products that provide benefits based upon status as a spouse should consult a qualified tax adviser. In certain states, to the extent that an annuity contract or certificate offers to spouses other rights or benefits that are not affected by DOMA, same-sex spouses remain entitled to such rights or benefits to the same extent as any Contract Owner's spouse.

Taxation of Company

We are taxed as a life insurance company under the Code. The separate account is not a separate entity from us. Therefore, it is not taxed separately as a "regulated investment company," but is taxed as part of the Company.

We automatically apply investment income and capital gains attributable to Variable Annuity Account B to increase reserves under the Contracts. Because of this, under existing U.S. federal tax law, we believe that any such income and gains will not be taxed to the extent that such income and gains are applied to increase reserves under the Contracts. In addition, any foreign tax credits attributable to Variable Annuity Account B will be first used to reduce any income taxes imposed on such separate account before being used by the Company.

In summary, we do not expect that we will incur any U.S. federal income tax liability attributable to Variable Annuity Account B and we do not intend to make any provision for such taxes. However, changes in U.S. federal tax laws and/or the interpretation thereof may result in our being taxed on income or gains attributable to Variable Annuity Account B. In this case, we may impose a charge against Variable Annuity Account B (with respect to some or all of the Contracts) to set aside provisions to pay any such taxes. We may deduct this amount from Variable Annuity Account B, including from your Accumulation Value invested in the variable sub-accounts.

Statement of Additional Information

Table of Contents

Please tear off, complete and return the form below to request, free of charge, a Statement of Additional Information for the Contract offered under this prospectus. Send the completed form to our Customer Service Center at P.O. Box 10450, Des Moines, IA, 50306-0450.

– –

PLEASE SEND ME A FREE COPY OF THE STATEMENT OF ADDITIONAL INFORMATION FOR VARIABLE ANNUITY ACCOUNT B, ING *express* RETIRMENT VARIABLE ANNUITY (333-167182).

Please Print or Type:

_____
Name

_____
Street Address

_____
City, State, Zip

– –


VARIABLE ANNUITY ACCOUNT B
OF
ING LIFE INSURANCE AND ANNUITY COMPANY


ING *express* Retirement Variable Annuity

Statement of Additional Information

Dated

April 30, 2012

This Statement of Additional Information is not a prospectus and should be read in conjunction with the current prospectus for Variable Annuity Account B (the "Separate Account") dated April 30, 2012.

A free prospectus is available upon request from the local ING Life Insurance and Annuity Company office or by writing to or calling:

ING
P.O. Box 10450
Des Moines, IA 50306-0450
(888) 854-5950

Read the prospectus before you invest. Terms used in this Statement of Additional Information shall have the same meaning as in the prospectus.

TABLE OF CONTENTS

Page

GENERAL INFORMATION AND HISTORY

ING Life Insurance and Annuity Company (the "Company," we, us, our) is a stock life insurance company which was organized under the insurance laws of the State of Connecticut in 1976. Prior to January 1, 2002, the Company was known as Aetna Life Insurance and Annuity Company. Through a merger, it succeeded to the business of Aetna Variable Annuity Life Insurance Company (formerly Participating Annuity Life Insurance Company organized in 1954).

The Company is an indirect wholly owned subsidiary of ING Groep N.V., a global financial institution active in the fields of insurance, banking and asset management and is a direct, wholly owned subsidiary of Lion Connecticut Holdings Inc. The Company is engaged in the business of issuing life insurance policies and annuity contracts. Our Home Office is located at One Orange Way, Windsor, Connecticut 06095-4774.

The Company serves as the depositor for the separate account.

Other than the mortality and expense risk charge described in the prospectus, all expenses incurred in the operations of the separate account are borne by the Company. However, the Company does receive compensation for certain administrative or distribution costs from the funds or affiliates of the funds used as funding options under the contract. (See "Fees and Expenses" in the prospectus).

The assets of the separate account are held by the Company. The separate account has no custodian. However, the funds in whose shares the assets of the separate account are invested each have custodians, as discussed in their respective prospectuses.

From this point forward, the term "contract(s)" refers only to those offered through the prospectus.

VARIABLE ANNUITY ACCOUNT B

Variable Annuity Account B is a separate account established by the Company for the purpose of funding variable annuity contracts issued by the Company. The separate account is registered with the Securities and Exchange Commission ("SEC") as a unit investment trust under the Investment Company Act of 1940, as amended. Payments to accounts under the contract may be allocated to one or more of the subaccounts. Each subaccount invests in the shares of only one of the funds offered under the contracts. We may make additions to, deletions from or substitutions of available investment options as permitted by law and subject to the conditions of the contract. The availability of the funds is subject to applicable regulatory authorization. Not all funds are available in all jurisdictions, under all contracts, or under all plans.

A complete description of each fund, including its investment objective, policies, risks and fees and expenses, is contained in the fund's prospectus and statement of additional information.

OFFERING AND PURCHASE OF CONTRACTS

The Company's subsidiary, Directed Services, LLC serves as the principal underwriter for contracts. Directed Services, LLC, a Delaware limited liability company, is registered as a broker-dealer with the SEC. Directed Services, LLC is also a member of the Financial Industry Regulatory Authority, Inc., or FINRA. Directed Services, LLC's principal office is located at 1475 Dunwoody Drive, West Chester, PA, 19380-1478. Directed Services, LLC offers the securities under the Contracts on a continuous basis. A description of the manner in which contracts are purchased may be found in the prospectus under the sections entitled "The Annuity Contract" and "Contract Purchase Requirements."

Compensation paid to the principal underwriter, Directed Services, LLC, reflects compensation paid to Directed Services, LLC attributable to regulatory and operating expenses associated with the distribution of all registered variable annuity products issued by Variable Annuity Account B of ING Life Insurance and Annuity Company.

ACCUMULATION UNIT VALUE

The calculation of the Accumulation Unit Value ("AUV") is discussed in the prospectus and below. The following illustrations show a calculation of a new AUV and the purchase of Units (using hypothetical examples). Note that the examples below do not reflect the mortality and expense risk charge for this product and are for illustration purposes only. For AUV's calculated for this Contract, please see the Condensed Financial Information in the prospectus.

ILLUSTRATION OF CALCULATION OF AUV

EXAMPLE 1.

1. AUV, beginning of period	$10.00
2. Value of securities, beginning of period	$10.00
3. Change in value of securities	$0.10
4. Gross investment return (3) divided by (2)	0.01
5. Less daily mortality and expense charge	0.00004280
6. Less asset based administrative charge	0.00000411
7. Net investment return (4) minus (5) minus (6)	0.009953092
8. Net investment factor (1.000000) plus (7)	1.009953092
9. AUV, end of period (1) multiplied by (8)	$10.09953092

ILLUSTRATION OF PURCHASE OF UNITS (ASSUMING NO STATE PREMIUM TAX)

EXAMPLE 2.

1. Initial premium payment	$1,000
2. AUV on effective date of purchase (see Example 1)	$10.00
3. Number of units purchased (1) divided by (2)	100
4. AUV for valuation date following purchase (see Example 1)	$10.09953092
5. Contract Value in account for valuation date following purchase	
(3) multiplied by (4)	$1,009.95

SALES MATERIAL AND ADVERTISING

We may include hypothetical illustrations in our sales literature that explain the mathematical principles of dollar cost averaging, compounded interest, tax deferred accumulation, and the mechanics of variable annuity contracts. We may also discuss the difference between variable annuity contracts and other types of savings or investment products such as, personal savings accounts and certificates of deposit.

We may distribute sales literature that compares the percentage change in accumulation unit values for any of the subaccounts to established market indices such as the Standard & Poor's 500 Stock Index and the Dow Jones Industrial Average or to the percentage change in values of other management investment companies that have investment objectives similar to the subaccount being compared.

We may publish in advertisements and reports, the ratings and other information assigned to us by one or more independent rating organizations such as A.M. Best Company, Standard & Poor's Corporation and Moody's Investors Service, Inc. The purpose of the ratings is to reflect our financial strength and/or claims-paying ability. We may also quote ranking services such as Morningstar's Variable Annuity/Life Performance Report and Lipper's Variable Insurance Products Performance Analysis Service (VIPPAS), which rank variable annuity or life subaccounts or their underlying funds by performance and/or investment objective. We may categorize funds in terms of the asset classes they represent and use such categories in marketing material for the contracts. We may illustrate in advertisements the performance of the underlying funds, if accompanied by performance which also shows the performance of such funds reduced by applicable charges under the separate account. We may also show in advertisements the portfolio holdings of the underlying funds, updated at various intervals. From time to time, we will quote articles from newspapers and magazines or other publications or reports such as The Wall Street Journal, Money magazine, USA Today and The VARDS Report.

We may provide in advertising, sales literature, periodic publications or other materials information on various topics of interest to current and prospective contract holders or participants. These topics may include the relationship between sectors of the economy and the economy as a whole and its effect on various securities markets, investment strategies and techniques (such as value investing, market timing, dollar cost averaging, asset allocation, constant ratio transfer and account rebalancing), the advantages and disadvantages of investing in tax-deferred and taxable investments, customer profiles and hypothetical purchase and investment scenarios, financial management and tax and retirement planning, and investment alternatives to certificates of deposit and other financial instruments, including comparison between the contracts and the characteristics of and market for such financial instruments.

EXPERTS

The statements of assets and liabilities of Variable Annuity Account B as of December 31, 2011, and the related statements of operations and changes in net assets for the periods disclosed in the financial statements, and the consolidated financial statements of the Company as of December 31, 2011 and 2010, and for each of the three years in the period ended December 31, 2011, included in the Statement of Additional Information, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

The primary business address of Ernst & Young LLP is Suite 1000, 55 Ivan Allen Jr. Boulevard, Atlanta, GA 30308.

Consolidated Financial Statements of ING Life Insurance and Annuity Company

The audited consolidated financial statements of ING Life Insurance and Annuity Company are listed below and are included in this Statement of Additional Information:

Report of Independent Registered Public Accounting Firm
Consolidated Balance Sheets as of December 31, 2011 and 2010
Consolidated Statements of Operations for the years ended December 31, 2011, 2010, and 2009
Consolidated Statements of Comprehensive Income for the years ended December 31, 2011, 2010, and 2009.
Consolidated Statements of Changes in Shareholder's Equity for the years ended December 31, 2011, 2010, and 2009
Consolidated Statements of Cash Flows for the years ended December 31, 2011, 2010, and 2009
Notes to Consolidated Financial Statements

Financial Statements of Variable Annuity Account B

The audited financial statements of Separate Account B are listed below and are included in this Statement of Additional Information:

Report of Independent Registered Public Accounting Firm
Statements of Assets and Liabilities as of December 31, 2011
Statements of Operations for the year ended December 31, 2011
Statements of Changes in Net Assets for the years ended December 31, 2011 and 2010
Notes to Financial Statements

ING Life Insurance and Annuity Company and Subsidiaries

Index to Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

The Board of Directors
ING Life Insurance and Annuity Company

We have audited the accompanying consolidated balance sheets of ING Life Insurance and Annuity Company and subsidiaries as of December 31, 2011 and 2010, and the related consolidated statements of operations, comprehensive income, changes in shareholder's equity, and cash flows for each of the three years in the period ended December 31, 2011. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits include consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of ING Life Insurance and Annuity Company and subsidiaries at December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the financial statements, in 2009 the Company changed its method of accounting for the recognition and presentation of other-than-temporary impairments.

/s/   Ernst & Young LLP

Atlanta, Georgia
March 27, 2012

ING Life Insurance and Annuity Company and Subsidiaries

(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)

Consolidated Balance Sheets

(In millions, except share data)

	As of December 31,		
	2011		2010
Assets			
Investments:			
Fixed maturities, available-for-sale, at fair value			
(amortized cost of $16,577.9 at 2011 and $15,104.5 at 2010)	$ 18,075.4	$	16,012.6
Fixed maturities, at fair value using the fair value option	511.9		453.4
Equity securities, available-for-sale, at fair value			
(cost of $131.8 at 2011 and $179.6 at 2010)	144.9		200.6
Short-term investments	216.8		222.4
Mortgage loans on real estate	2,373.5		1,842.8
Loan - Dutch State obligation	417.0		539.4
Policy loans	245.9		253.0
Limited partnerships/corporations	510.6		463.5
Derivatives	505.8		234.2
Securities pledged (amortized cost of $572.5 at 2011 and $936.5 at 2010)	593.7		962.2
Total investments	23,595.5		21,184.1
Cash and cash equivalents	217.1		231.0
Short-term investments under securities loan agreement,			
including collateral delivered	524.8		675.4
Accrued investment income	260.2		240.5
Receivable for securities sold	16.7		5.6
Reinsurance recoverable	2,276.3		2,355.9
Deferred policy acquisition costs, Value of business acquired,			
and Sales inducements to contract holders	1,426.1		1,760.6
Notes receivable from affiliate	175.0		175.0
Short-term loan to affiliate	648.0		304.1
Due from affiliates	52.9		102.4
Property and equipment	84.7		87.4
Other assets	56.4		52.9
Assets held in separate accounts	45,295.2		46,489.1
Total assets	$ 74,628.9	$	73,664.0

The accompanying notes are an integral part of these consolidated financial statements.

ING Life Insurance and Annuity Company and Subsidiaries

(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)

Consolidated Balance Sheets
(In millions, except share data)

	As of December 31,	
	2011	2010
Liabilities and Shareholder's Equity		
Future policy benefits and claims reserves	$ 23,062.3	$ 21,491.6
Payable for securities purchased	3.3	33.3
Payables under securities loan agreement, including collateral held	634.8	680.1
Short-term debt	-	214.5
Long-term debt	4.9	4.9
Due to affiliates	126.0	121.2
Current income tax payable to Parent	1.3	49.3
Deferred income taxes	522.9	466.9
Other liabilities	690.5	654.8
Liabilities related to separate accounts	45,295.2	46,489.1
Total liabilities	70,341.2	70,205.7
Shareholder's equity:		
Common stock (100,000 shares authorized, 55,000		
issued and outstanding; $50 per share value)	2.8	2.8
Additional paid-in capital	4,533.0	4,326.0
Accumulated other comprehensive income (loss)	590.3	304.5
Retained earnings (deficit)	(838.4)	(1,175.0)
Total shareholder's equity	4,287.7	3,458.3
Total liabilities and shareholder's equity	$ 74,628.9	$ 73,664.0

The accompanying notes are an integral part of these consolidated financial statements.

ING Life Insurance and Annuity Company and Subsidiaries

(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)

Consolidated Statements of Operations

(In millions)

	Years Ended December 31,		
	2011	**2010**	**2009**
Revenues:			
Net investment income	$ 1,420.9	$ 1,342.3	$ 1,242.1
Fee income	615.1	589.7	533.8
Premiums	33.9	67.3	35.0
Broker-dealer commission revenue	218.3	220.0	275.3
Net realized capital gains (losses):			
Total other-than-temporary impairment losses	(116.8)	(199.2)	(433.5)
Portion of other-than-temporary impairment			
losses recognized in Other comprehensive income (loss)	9.5	52.1	39.0
Net other-than-temporary impairments			
recognized in earnings	(107.3)	(147.1)	(394.5)
Other net realized capital gains	107.6	119.0	149.0
Total net realized capital gains (losses)	0.3	(28.1)	(245.5)
Other income	20.5	34.8	30.0
Total revenue	2,309.0	2,226.0	1,870.7
Benefits and expenses:			
Interest credited and other benefits			
to contract owners	986.8	768.0	511.2
Operating expenses	605.5	710.6	597.6
Broker-dealer commission expense	218.3	220.0	275.3
Net amortization of deferred policy acquisition			
costs and value of business acquired	155.4	(53.2)	79.6
Interest expense	2.6	2.9	3.5
Total benefits and expenses	1,968.6	1,648.3	1,467.2
Income before income taxes	340.4	577.7	403.5
Income tax expense	3.8	140.8	49.6
Net income	$ 336.6	$ 436.9	$ 353.9

The accompanying notes are an integral part of these consolidated financial statements.

ING Life Insurance and Annuity Company and Subsidiaries

(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)

Consolidated Statements of Comprehensive Income

(In millions)

	For Years Ended December 31,		
	2011	2010	2009
Net income	$ 336.6	$ 436.9	$ 353.9
Other comprehensive income, before tax:			
Change in unrealized gains on securities	385.3	387.5	879.0
Change in other-than-temporary impairment losses	21.3	(12.7)	(46.7)
Pension and other post-employment benefit liability	(3.4)	(7.4)	13.5
Other comprehensive income, before tax	403.2	367.4	845.8
Income tax expense related to items			
of other comprehensive income	(117.4)	(47.9)	(227.0)
Other comprehensive income, after tax	285.8	319.5	618.8
Comprehensive income	$ 622.4	$ 756.4	$ 972.7

The accompanying notes are an integral part of these consolidated financial statements.

ING Life Insurance and Annuity Company and Subsidiaries

(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)

Consolidated Statements of Changes in Shareholder's Equity

(In millions)

	Common Stock	Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings (Deficit)	Total Shareholder's Equity
Balance at January 1, 2009	$ 2.8	$ 4,161.3	$ (482.1)	$ (2,117.5)	$ 1,564.5
Cumulative effect of change in accounting principle,					
net of deferred policy acquisition costs and tax	-	-	(151.7)	151.7	-
Comprehensive income:					
Net income	-	-	-	353.9	353.9
Other comprehensive income, after tax	-	-	618.8	-	618.8
Total comprehensive income					972.7
Contribution of capital	-	365.0	-	-	365.0
Employee share-based payments	-	1.9	-	-	1.9
Balance at December 31, 2009	2.8	4,528.2	(15.0)	(1,611.9)	2,904.1
Comprehensive income:					
Net income	-	-	-	436.9	436.9
Other comprehensive income, after tax	-	-	319.5	-	319.5
Total comprehensive income					756.4
Dividends paid	-	(203.0)	-	-	(203.0)
Employee share-based payments	-	0.8	-	-	0.8
Balance at December 31, 2010	2.8	4,326.0	304.5	(1,175.0)	3,458.3
Comprehensive income:					
Net income	-	-	-	336.6	336.6
Other comprehensive income, after tax	-	-	285.8	-	285.8
Total comprehensive income					622.4
Capital contribution	-	201.0	-	-	201.0
Employee share-based payments	-	6.0	-	-	6.0
Balance at December 31, 2011	$ 2.8	$ 4,533.0	$ 590.3	$ (838.4)	$ 4,287.7

The accompanying notes are an integral part of these consolidated financial statements.

ING Life Insurance and Annuity Company and Subsidiaries

(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)

Consolidated Statements of Cash Flows

(In millions)

	Years Ended December 31,		
	2011	**2010**	**2009**
Cash Flows from Operating Activities:			
Net income	$ 336.6	$ 436.9	$ 353.9
Adjustments to reconcile net income to			
net cash provided by operating activities:			
Capitalization of deferred policy acquisition costs, value			
of business acquired, and sales inducements	(164.3)	(167.1)	(152.8)
Net amortization of deferred policy acquisition costs,			
value of business acquired, and sales inducements	159.1	(48.9)	83.3
Net accretion/decretion of discount/premium	37.0	44.3	45.4
Future policy benefits, claims reserves, and			
interest credited	855.1	599.5	386.9
Provision for deferred income taxes	(56.5)	65.3	36.7
Net realized capital losses (gains)	(0.3)	28.1	245.5
Depreciation	3.5	3.4	10.4
Change in:			
Accrued investment income	(19.7)	(23.3)	(11.4)
Reinsurance recoverable	79.6	74.0	79.3
Other receivable and assets accruals	(3.5)	(86.0)	130.9
Due to/from affiliates	54.3	17.2	7.9
Other payables and accruals	(91.9)	85.5	46.0
Other, net	(75.9)	(42.0)	(112.7)
Net cash provided by operating activities	1,113.1	986.9	1,149.3
Cash Flows from Investing Activities:			
Proceeds from the sale, maturity, disposal or redemption of:			
Fixed maturities	6,468.5	6,340.3	5,864.2
Equity securities, available-for-sale	63.1	12.9	99.4
Mortgage loans on real estate	332.8	179.2	308.7
Limited partnerships/corporations	93.0	87.2	116.2
Acquisition of:			
Fixed maturities	(7,662.0)	(7,383.5)	(6,215.4)
Equity securities, available-for-sale	(5.7)	(16.7)	(25.2)
Mortgage loans on real estate	(863.1)	(147.2)	(87.2)
Limited partnerships/corporations	(68.5)	(85.5)	(49.3)
Derivatives, net	(78.6)	(147.3)	(170.8)
Policy loans, net	7.1	1.7	13.1
Short-term investments, net	5.3	313.1	(492.7)
Loan-Dutch State obligation	122.4	134.7	124.8
Collateral held, net	105.3	4.7	(4.4)
Sales (purchases) of fixed assets, net	(0.8)	-	13.5
Net cash used in investing activities	(1,481.2)	(706.4)	(505.1)

The accompanying notes are an integral part of these consolidated financial statements.

ING Life Insurance and Annuity Company and Subsidiaries

(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)

Consolidated Statements of Cash Flows

(In millions)

		Years Ended December 31,				
		2011		**2010**		**2009**
Cash Flows from Financing Activities:						
Deposits received for investment contracts	$	3,115.4	$	2,022.2	$	2,069.6
Maturities and withdrawals from investment contracts		(2,403.6)		(2,309.7)		(2,123.6)
Short-term loans to affiliates		(343.9)		(16.9)		(300.2)
Short-term repayments of repurchase agreements, net		(214.7)		214.6		(615.2)
Dividends to parent		-		(203.0)		-
Contribution of capital from parent		201.0		-		365.0
Net cash provided by (used in) financing activities		354.2		(292.8)		(604.4)
Net increase (decrease) in cash and cash equivalents		(13.9)		(12.3)		39.8
Cash and cash equivalents, beginning of period		231.0		243.3		203.5
Cash and cash equivalents, end of period	$	217.1	$	231.0	$	243.3
Supplemental cash flow information:						
Income taxes paid, net	$	108.4	$	0.6	$	13.7
Interest paid	$	0.3	$	-	$	4.8
Non-cash transfer Loan-Dutch State obligation	$	-	$	-	$	798.9

The accompanying notes are an integral part of these consolidated financial statements.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

1.   **Business, Basis of Presentation and Significant Accounting Policies**

Business

ING Life Insurance and Annuity Company ("ILIAC") is a stock life insurance company domiciled in the state of Connecticut. ILIAC and its wholly-owned subsidiaries (collectively, the "Company") are providers of financial products and services in the United States. ILIAC is authorized to conduct its insurance business in all states and the District of Columbia.

ILIAC is a direct, wholly-owned subsidiary of Lion Connecticut Holdings Inc. ("Lion" or "Parent"), which is a direct, wholly owned subsidiary of ING America Insurance Holdings, Inc. ("ING AIH"). ING AIH is an indirect, wholly-owned subsidiary of ING Groep N.V. ("ING"). ING is a global financial services holding company based in the Netherlands, with American Depository Shares listed on the New York Stock Exchange under the symbol "ING."

As part of a restructuring plan approved by the European Commission ("EC"), ING has agreed to separate its banking and insurance businesses by 2013. ING intends to achieve this separation by divestment of its insurance and investment management operations, including the Company. ING has announced that it will explore all options for implementing the separation including one or more initial public offerings, sales, or a combination thereof. On November 10, 2010, ING announced that, in connection with the restructuring plan, it will prepare for a base case of an initial public offering of the Company and its U.S.-based insurance and investment management affiliates.

The Company offers qualified and nonqualified annuity contracts that include a variety of funding and payout options for individuals and employer-sponsored retirement plans qualified under Internal Revenue Code Sections 401, 403, 408, and 457, as well as nonqualified deferred compensation plans and related services. The Company's products are offered primarily to individuals, pension plans, small businesses, and employer-sponsored groups in the health care, government, and education markets (collectively "not-for-profit" organizations) and corporate markets. The Company's products are generally distributed through pension professionals, independent agents and brokers, third party administrators, banks, dedicated career agents, and financial planners.

Products offered by the Company include deferred and immediate (i.e., payout) annuity contracts. Company products also include programs offered to qualified plans and nonqualified deferred compensation plans that package administrative and record-keeping services along with a variety of investment options, including affiliated and nonaffiliated mutual funds and variable and fixed investment options. In addition, the Company offers wrapper agreements entered into with retirement plans, which contain certain benefit responsive guarantees (i.e., guarantees of principal and previously accrued interest for benefits paid under the terms of the plan) with respect to portfolios of plan-

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

owned assets not invested with the Company. The Company also offers pension and retirement savings plan administrative services.

The Company has one operating segment.

Basis of Presentation

The accompanying financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP"). The Consolidated Financial Statements include the accounts of ILIAC and its subsidiaries, ING Financial Advisers, LLC ("IFA") and Directed Services LLC ("DSL").

Intercompany transactions and balances between ILIAC and its subsidiaries have been eliminated. Certain reclassifications have been made to prior year financial information to conform to the current year classifications.

Significant Accounting Policies

Estimates and Assumptions

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Those estimates are inherently subject to change and actual results could differ from those estimates.

The Company has identified the following accounts and policies as significant in that they involve a higher degree of judgment, are subject to a significant degree of variability, and contain accounting estimates:

> Reserves for future policy benefits, valuation and amortization of deferred policy acquisition costs ("DAC"), value of business acquired ("VOBA"), valuation of investments and derivatives, impairments, income taxes, and contingencies.

Fair Value Measurement

The Company measures the fair value of its financial assets and liabilities based on assumptions used by market participants in pricing the asset or liability, which may include inherent risk, restrictions on the sale or use of an asset, or non-performance risk, including the Company's own credit risk. The estimate of an exchange price is the price in an orderly transaction between market participants to sell the asset or transfer the liability ("exit price") in the principal market, or the most advantageous market in the absence of a principal market, for that asset or liability. The Company utilizes a number

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

of valuation sources to determine the fair values of its financial assets and liabilities, including quoted market prices, third-party commercial pricing services, third-party brokers, and industry-standard, vendor-provided software that models the value based on market observable inputs, and other internal modeling techniques based on projected cash flows.

The Company categorizes its financial instruments into a three-level hierarchy based on the priority of the inputs to the valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument. Financial assets and liabilities recorded at fair value on the Consolidated Balance Sheets are categorized as follows:

- Level 1 - Unadjusted quoted prices for identical assets or liabilities in an active market. The Company defines an active market as a market in which transactions take place with sufficient frequency and volume to provide pricing information on an ongoing basis.
- Level 2 - Quoted prices in markets that are not active or valuation techniques that require inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:
  a) Quoted prices for similar assets or liabilities in active markets;
  b) Quoted prices for identical or similar assets or liabilities in non-active markets;
  c) Inputs other than quoted market prices that are observable; and
  d) Inputs that are derived principally from or corroborated by observable market data through correlation or other means.
- Level 3 - Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These valuations, whether derived internally or obtained from a third party, use critical assumptions that are not widely available to estimate market participant expectations in valuing the asset or liability.

When available, the estimated fair value of securities is based on quoted prices in active markets that are readily and regularly obtainable. When quoted prices in active markets are not available, the determination of estimated fair value is based on market standard valuation methodologies, including discounted cash flow methodologies, matrix pricing, or other similar techniques. See the Fair Value Measurements note to these Consolidated Financial Statements for additional information regarding the fair value of specific financial assets and liabilities.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Investments

The accounting policies for the Company's principal investments are as follows:

Fixed Maturities and Equity Securities: All of the Company's fixed maturities and equity securities are currently designated as available-for-sale, except those accounted for using the fair value option ("FVO"). Available-for-sale securities are reported at fair value and unrealized capital gains (losses) on these securities are recorded directly in Accumulated other comprehensive income (loss) ("AOCI"), and presented net of related changes in DAC, VOBA, and deferred income taxes.

Certain CMOs, primarily interest-only and principal-only strips, are accounted for as hybrid instruments and valued at fair value with changes in the fair value recorded in Other net realized capital gains (losses) in the Consolidated Statements of Operations.

Purchases and sales of fixed maturities and equity securities, excluding private placements, are recorded on the trade date. Purchases and sales of private placements and mortgage loans are recorded on the closing date. Investment gains and losses on sales of securities are generally determined on a first-in-first-out ("FIFO") basis.

Interest income on fixed maturities is recorded when earned using an effective yield method, giving effect to amortization of premiums and accretion of discounts. Dividends on equity securities are recorded when declared. Such dividends and interest income are recorded in Net investment income on the Consolidated Statements of Operations.

Included within fixed maturities are loan-backed securities, including residential mortgage-backed securities ("RMBS"), commercial mortgage-backed securities ("CMBS"), and asset-backed securities ("ABS"). Amortization of the premium or discount from the purchase of these securities considers the estimated timing and amount of prepayments of the underlying loans. Actual prepayment experience is periodically reviewed and effective yields are recalculated when differences arise between the prepayments originally anticipated and the actual prepayments received and currently anticipated. Prepayment assumptions for single class and multi-class mortgage-backed securities ("MBS") and ABS are estimated by management using inputs obtained from third-party specialists, including broker-dealers, and based on management's knowledge of the current market. For credit-sensitive MBS and ABS, and certain prepayment-sensitive securities, the effective yield is recalculated on a prospective basis. For all other MBS and ABS, the effective yield is recalculated on a retrospective basis.

Short-term Investments: Short-term investments include investments with remaining maturities of one year or less, but greater than three months, at the time of purchase. These investments are stated at fair value.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Assets Held in Separate Accounts: Assets held in separate accounts are reported at the fair values of the underlying investments in the separate accounts. The underlying investments include mutual funds, short-term investments, and cash, and fixed maturities.

Mortgage Loans on Real Estate: The Company's mortgage loans on real estate are all commercial mortgage loans, which are reported at amortized cost, less impairment write-downs and allowance for losses. If the value of any mortgage loan is determined to be impaired (i.e., when it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement), the carrying value of the mortgage loan is reduced to the lower of either the present value of expected cash flows from the loan, discounted at the loan's effective interest rate, or fair value of the collateral. For those mortgages that are determined to require foreclosure, the carrying value is reduced to the fair value of the underlying collateral, net of estimated costs to obtain and sell at the point of foreclosure. The carrying value of the impaired loans is reduced by establishing a permanent write-down recorded in Net realized capital gains (losses) in the Consolidated Statements of Operations.

All mortgage loans are evaluated by the Company's investment professionals, including an appraisal of loan-specific credit quality, property characteristics, and market trends. Loan performance is monitored on a loan-specific basis. The Company's review includes submitted appraisals, operating statements, rent revenues and annual inspection reports, among other items. This review evaluates whether the properties are performing at a consistent and acceptable level to secure the debt.

All mortgages are evaluated for the purpose of quantifying the level of risk. Those loans with higher risk are placed on a watch list and are closely monitored for collateral deficiency or other credit events that may lead to a potential loss of principal or interest. The Company defines delinquent mortgage loans consistent with industry practice as 60 days past due.

As of December 31, 2011 and 2010, all mortgage loans are held-for-investment. The Company diversifies its mortgage loan portfolio by geographic region and property type to reduce concentration risk. The Company manages risk when originating mortgage loans by generally lending only up to 75% of the estimated fair value of the underlying real estate.

The Company records an allowance for probable incurred, but not specifically identified, losses.

Loan - Dutch State Obligation: The reported value of The State of the Netherlands (the "Dutch State") loan obligation is based on the outstanding loan balance plus any unamortized premium.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Policy Loans: The reported value of policy loans is equal to the carrying value of the loans. Interest income on such loans is recorded as earned in Net investment income using the contractually agreed upon interest rate. Generally, interest is capitalized on the policy's anniversary date. Valuation allowances are not established for policy loans, as these loans are collateralized by the value of the associated insurance contracts. Any unpaid principal or interest on the loan is deducted from the account value or the death benefit prior to settlement of the policy.

Limited Partnerships/Corporations: The Company uses the equity method of accounting for investments in limited partnership interests, primarily private equities and hedge funds. Generally, the Company records its share of earnings using a lag methodology, relying upon the most recent financial information available, where the contractual right exists to receive such financial information on a timely basis. The Company's equity in earnings from limited partnership interests are accounted for under the equity method is recorded in Net investment income.

Securities Lending: The Company engages in securities lending whereby certain domestic securities from its portfolio are loaned to other institutions for short periods of time. Initial collateral, primarily cash, is required at a rate of 102% of the market value of the loaned securities. Generally, the lending agent retains all of the cash collateral. Collateral retained by the agent is invested in liquid assets on behalf of the Company. The market value of the loaned securities is monitored on a daily basis with additional collateral obtained or refunded as the market value of the loaned securities fluctuates.

As of December 31, 2011 and 2010, the fair value of loaned securities was $515.8 and $651.7, respectively, and is included in Securities pledged on the Consolidated Balance Sheets. Collateral received is included in Short-term investments under securities loan agreement, including collateral delivered. As of December 31, 2011 and 2010, liabilities to return collateral of $524.8 and $675.5, respectively, are included in Payables under securities loan agreement, including collateral held, on the Consolidated Balance Sheets.

Other-than-temporary Impairments
The Company periodically evaluates its available-for-sale general account investments to determine whether there has been an other-than-temporary decline in fair value below the amortized cost basis. Factors considered in this analysis include, but are not limited to, the length of time and the extent to which the fair value has been less than amortized cost, the issuer's financial condition and near-term prospects, future economic conditions and market forecasts, interest rate changes, and changes in ratings of the security. An extended and severe unrealized loss position on a fixed maturity may not have any impact on: (a) the ability of the issuer to service all scheduled interest and principal payments, and (b) the evaluation of recoverability of all contractual cash flows or the ability to recover an amount at least equal to its amortized cost based on the present value of the expected future cash flows to be collected. In contrast, for certain equity securities, the

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Company gives greater weight and consideration to a decline in market value and the likelihood such market value decline will recover.

Effective April 1, 2009, the Company prospectively adopted guidance on the recognition and presentation of OTTI losses (see the "Adoption of New Pronouncements" section below). When assessing the Company's intent to sell a security or if it is more likely than not the Company will be required to sell a security before recovery of its amortized cost basis, management evaluates facts and circumstances such as, but not limited to, decisions to rebalance the investment portfolio and sales of investments to meet cash flow or capital needs.

When the Company has determined it has the intent to sell or if it is more likely than not that the Company will be required to sell a security before recovery of its amortized cost basis and the fair value has declined below amortized cost ("intent impairment"), the individual security is written down from amortized cost to fair value, and a corresponding charge is recorded in Net realized capital gains (losses) in the Consolidated Statements of Operations as an OTTI. If the Company does not intend to sell the security and it is not more likely than not the Company will be required to sell the security before recovery of its amortized cost basis, but the Company has determined that there has been an other-than-temporary decline in fair value below the amortized cost basis, the OTTI is bifurcated into the amount representing the present value of the decrease in cash flows expected to be collected ("credit impairment") and the amount related to other factors ("noncredit impairment"). The credit impairment is recorded in Net realized capital gains (losses) in the Consolidated Statements of Operations. The noncredit impairment is recorded in Other comprehensive income (loss) on the Consolidated Balance Sheets.

Prior to April 1, 2009, the Company recognized in earnings an OTTI for a fixed maturity in an unrealized loss position, unless it could assert that it had both the intent and ability to hold the fixed maturity for a period of time sufficient to allow for a recovery of estimated fair value to the security's amortized cost. The entire difference between the fixed maturity's amortized cost basis and its estimated fair value was recognized in earnings if the security was determined to have an OTTI.

There was no change in guidance for equity securities which, when an OTTI has occurred, continue to be impaired for the entire difference between the equity security's cost and its estimated fair value.

The Company uses the following methodology and significant inputs to determine the amount of the OTTI credit loss:

▪ The Company calculates the recovery value by performing a discounted cash flow analysis based on the present value of future cash flows expected to be received. The discount rate is generally the effective interest rate of the fixed maturity prior to impairment.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

- When determining collectability and the period over which the value is expected to recover, the Company applies the same considerations utilized in its overall impairment evaluation process, which incorporates information regarding the specific security, the industry and geographic area in which the issuer operates, and overall macroeconomic conditions. Projected future cash flows are estimated using assumptions derived from the Company's best estimates of likely scenario-based outcomes, after giving consideration to a variety of variables that include, but is not limited to: general payment terms of the security; the likelihood that the issuer can service the scheduled interest and principal payments; the quality and amount of any credit enhancements; the security's position within the capital structure of the issuer; possible corporate restructurings or asset sales by the issuer; and changes to the rating of the security or the issuer by rating agencies.

- Additional considerations are made when assessing the unique features that apply to certain structured securities such as RMBS, CMBS, and ABS. These additional factors for structured securities include, but are not limited to: the quality of underlying collateral; expected prepayment speeds; current and forecasted loss severity; and the payment priority within the tranche structure of the security.

- When determining the amount of the credit loss for U.S. and foreign corporate securities, foreign government securities and state and political subdivision securities, the Company considers the estimated fair value as the recovery value when available information does not indicate that another value is more appropriate. When information is identified that indicates a recovery value other than estimated fair value, the Company considers in the determination of recovery value the same considerations utilized in its overall impairment evaluation process, which incorporates available information and the Company's best estimate of scenarios-based outcomes regarding the specific security and issuer; possible corporate restructurings or asset sales by the issuer; the quality and amount of any credit enhancements; the security's position within the capital structure of the issuer; fundamentals of the industry and geographic area in which the security issuer operates, and the overall macroeconomic conditions.

In periods subsequent to the recognition of the credit related impairment components of OTTI on a fixed maturity through Net realized capital gains (losses) on the Consolidated Statements of Operations, the Company accounts for the impaired security as if it had been purchased on the measurement date of the impairment. Accordingly, the discount (or reduced premium) based on the new cost basis is accreted into net investment income over the remaining term of the fixed maturity in a prospective manner based on the amount and timing of estimated future cash flows.

Derivatives

The Company's use of derivatives is limited mainly to economic hedging to reduce the Company's exposure to cash flow variability of assets and liabilities, interest rate risk, credit risk, exchange rate risk, and market risk. It is the Company's policy not to offset

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

fair value amounts recognized for derivative instruments and fair value amounts recognized for the right to reclaim cash collateral or the obligation to return cash collateral arising from derivative instruments recognized at fair value executed with the same counterparty under a master netting arrangement.

The Company enters into interest rate, equity market, credit default, and currency contracts, including swaps, futures, forwards, caps, floors, and options, to reduce and manage various risks associated with changes in value, yield, price, cash flow, or exchange rates of assets or liabilities held or intended to be held, or to assume or reduce credit exposure associated with a referenced asset, index, or pool. The Company also utilizes options and futures on equity indices to reduce and manage risks associated with its annuity products. Open derivative contracts are reported as either Derivatives or Other liabilities, as appropriate, on the Consolidated Balance Sheets at fair value. Changes in the fair value of derivatives are recorded in Net realized capital gains (losses) in the Consolidated Statements of Operations.

To qualify for hedge accounting, at the inception of the hedging relationship, the Company formally documents its risk management objective and strategy for undertaking the hedging transaction, as well as its designation of the hedge as either (i) a hedge of the exposure to changes in the estimated fair value of a recognized asset or liability ("fair value hedge"); or (ii) a hedge of a forecasted transaction or of the variability of cash flows to be received or paid related to a recognized asset or liability ("cash flow hedge"). In this documentation, the Company sets forth how the hedging instrument is expected to hedge the designated risks related to the hedged item and sets forth the method that will be used to retrospectively and prospectively assess the hedging instrument's effectiveness and the method which will be used to measure ineffectiveness. A derivative designated as a hedging instrument must be assessed as being highly effective in offsetting the designated risk of the hedged item. Hedge effectiveness is formally assessed at inception and periodically throughout the life of the designated hedging relationship.

- *Fair Value Hedge Relationship*: For derivative instruments that are designated and qualify as a fair value hedge (e.g., hedging the exposure to changes in the fair value of an asset or a liability or an identified portion thereof that is attributable to a particular risk), the gain or loss on the derivative instrument as well as the hedged item, to the extent of the risk being hedged, are recognized in Other net realized capital gains (losses).

- *Cash Flow Hedge Relationship*: For derivative instruments that are designated and qualify as a cash flow hedge (e.g., hedging the exposure to the variability in expected future cash flows that is attributable to interest rate risk), the effective portion of the gain or loss on the derivative instrument is reported as a component of AOCI and reclassified into earnings in the same period or periods during which the hedged transaction impacts earnings in the same line item associated with the forecasted transaction. The ineffective portion of the derivative's change in value,

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

if any, along with any of the derivative's change in value that is excluded from the assessment of hedge effectiveness, are recorded in Other net realized capital gains (losses).

When hedge accounting is discontinued because it is determined that the derivative is no longer expected to be highly effective in offsetting changes in the estimated fair value or cash flows of a hedged item, the derivative continues to be carried in the Consolidated Balance Sheets at its estimated fair value, with subsequent changes in estimated fair value recognized immediately in Other net realized capital gains (losses). The carrying value of the hedged recognized asset or liability under a fair value hedge is no longer adjusted for changes in its estimated fair value due to the hedged risk, and the cumulative adjustment to its carrying value is amortized into income over the remaining life of the hedged item. Provided the hedged forecasted transaction is still probable of occurrence, the changes in estimated fair value of derivatives recorded in Other comprehensive income (loss) related to discontinued cash flow hedges are released into the Consolidated Statements of Operations when the Company's earnings are affected by the variability in cash flows of the hedged item.

When hedge accounting is discontinued because it is no longer probable that the forecasted transactions will occur on the anticipated date or within two months of that date, the derivative continues to be carried in the Consolidated Balance Sheets at its estimated fair value, with changes in estimated fair value recognized currently in Other net realized capital gains (losses). Derivative gains and losses recorded in Other comprehensive income (loss) pursuant to the discontinued cash flow hedge of a forecasted transaction that is no longer probable are recognized immediately in Other net realized capital gains (losses).

If the Company's current debt and claims paying ratings were downgraded in the future, the terms in the Company's derivative agreements may be triggered, which could negatively impact overall liquidity. For the majority of the Company's counterparties, there is a termination event should the Company's long-term debt ratings drop below BBB+/Baa1.

The carrying amounts for these financial instruments, which can be assets or liabilities, reflect the fair value of the assets and liabilities.

The Company also has investments in certain fixed maturities, and has issued certain annuity products, that contain embedded derivatives whose fair value is at least partially determined by levels of or changes in domestic and/or foreign interest rates (short-term or long-term), exchange rates, prepayment rates, equity markets, or credit ratings/spreads. Embedded derivatives within fixed maturities are included in Derivatives as assets or liabilities on the Consolidated Balance Sheets, and changes in fair value are recorded in Net realized capital gains (losses) in the Consolidated Statements of Operations. Embedded derivatives within annuity products are included in Future policy benefits on

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

the Consolidated Balance Sheets, and changes in the fair value are recorded in Interest credited and other benefits to contract owners in the Consolidated Statements of Operations.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, amounts due from banks, and other highly liquid investments, such as money market instruments and debt instruments with maturities of three months or less at the time of purchase. Cash and cash equivalents are stated at fair value.

Property and Equipment

Property and equipment are carried at cost, less accumulated depreciation. Expenditures for replacements and major improvements are capitalized; maintenance and repair expenditures are expensed as incurred. Depreciation on property and equipment is provided on a straight-line basis over the estimated useful lives of the assets with the exception of land and artwork, which are not depreciated.

The Company's property and equipment are depreciated using the following estimated useful lives.

	Estimated Useful Lives
Buildings	40 years
Furniture and fixtures	5 years
Leasehold improvements	10 years, or the life of the lease, whichever is shorter
Equipment	3 years

Deferred Policy Acquisition Costs and Value of Business Acquired

DAC represents policy acquisition costs that have been capitalized and are subject to amortization and interest. Such costs consist principally of certain commissions, underwriting, contract issuance, and certain agency expenses, related to the production of new and renewal business. VOBA represents the outstanding value of in force business acquired and is subject to amortization and interest. The value is based on the present value of estimated net cash flows embedded in the insurance contracts at the time of the acquisition and increased for subsequent deferrable expenses on purchased policies.

Amortization Methodologies
The Company amortizes DAC and VOBA related to fixed and variable deferred annuity contracts over the estimated lives of the contracts in relation to the emergence of estimated gross profits. Assumptions as to mortality, persistency, interest crediting rates, returns associated with separate account performance, impact of hedge performance, expenses to administer the business, and certain economic variables, such as inflation, are based on the Company's experience and overall capital markets. At each valuation date,

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

actual historical gross profits are reflected and estimated gross profits, and related assumptions, are evaluated for continued reasonableness. Adjustments to estimated gross profits require that amortization rates be revised retroactively to the date of the contract issuance ("unlocking").

The Company also reviews the estimated gross profits for each block of business to determine the recoverability of DAC and VOBA balances each period. DAC and VOBA are deemed to be recoverable if the estimated gross profits exceed these balances.

Assumptions
Changes in assumptions can have a significant impact on DAC and VOBA balances and amortization rates. Several assumptions are considered significant in the estimation of future gross profits associated with the Company's variable products. One significant assumption is the assumed return associated with the variable account performance. To reflect the volatility in the equity markets, this assumption involves a combination of near-term expectations and long-term assumptions regarding market performance. The overall return on the variable account is dependent on multiple factors, including the relative mix of the underlying sub-accounts among bond funds and equity funds, as well as equity sector weightings. The Company's practice assumes that intermediate-term appreciation in equity markets reverts to the long-term appreciation in equity markets. The Company monitors market events and only changes the assumption when sustained deviations are expected. This methodology incorporates a 9% long-term equity return assumption, and a 14% cap. The reversion to the mean methodology was implemented prospectively on January 1, 2011.

Prior to January 1, 2011, the Company utilized a static long-term equity return assumption for projecting account balance growth in all future years. This return assumption was reviewed annually or more frequently, if deemed necessary. Actual returns that were higher than long-term expectations produced higher contract owner account balances, which increased future fee expectations resulting in higher expected gross profits. The opposite result occurred when returns were lower than long-term expectations.

Other significant assumptions include estimated policyholder behavior assumptions, such as surrender, lapse, and annuitization rates. Estimated gross profits of variable annuity contracts are sensitive to these assumptions.

Contract owners may periodically exchange one contract for another, or make modifications to an existing contract. These transactions are identified as internal replacements. Internal replacements that are determined to result in substantially unchanged contracts are accounted for as continuations of the replaced contracts. Any costs associated with the issuance of the new contracts are considered maintenance costs and expensed as incurred. Unamortized DAC and VOBA related to the replaced contracts continue to be deferred and amortized in connection with the new contracts. Internal

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

replacements that are determined to result in contracts that are substantially changed are accounted for as extinguishments of the replaced contracts, and any unamortized DAC and VOBA related to the replaced contracts are written off to Net amortization of deferred policy acquisition costs and value of business acquired in the Consolidated Statements of Operations.

Future Policy Benefits and Contract Owner Accounts

Reserves
The Company establishes and carries actuarially-determined reserves that are calculated to meet its future obligations under its variable annuity and fixed annuity products. The principal assumptions used to establish liabilities for future policy benefits are based on Company experience and periodically reviewed against industry standards. These assumptions include mortality, morbidity, policy lapse, renewal, retirement, investment returns, inflation, and expenses. Changes in, or deviations from, the assumptions used can significantly affect the Company's reserve levels and related future operations.

Reserves for individual immediate annuities with life contingent payout benefits are equal to the present value of expected future payments. Assumptions as to interest rates, mortality, and expenses are based upon the Company's experience at the period the policy is sold, including a margin for adverse deviation. Such assumptions generally vary by annuity plan type, year of issue, and policy duration. Interest rates used to calculate the present value of future benefits ranged from 4.5% to 6.0%.

Although assumptions are "locked-in" upon the issuance of immediate annuities with life contingent payout benefits, significant changes in experience or assumptions may require the Company to provide for expected future losses on a product by establishing premium deficiency reserves. Premium deficiency reserves are determined based on best estimate assumptions that exist at the time the premium deficiency reserve is established and do not include a margin for adverse deviations. Reserves are recorded in Future policy benefits on the Consolidated Balance Sheets.

Contract Owner Accounts
Contract owner account balances relate to investment-type contracts.

Account balances for individual and group deferred annuity investment contracts and individual immediate annuities without life contingent payouts are equal to cumulative deposits, less charges and withdrawals, plus credited interest thereon. Credited interest rates vary by product and ranged from 0.0% to 7.0% for the years 2011, 2010, and 2009.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Guarantees

The Company records reserves for product guarantees, which can be either assets or liabilities, for annuity contracts containing guaranteed credited rates. The guarantee is treated as an embedded derivative or a stand-alone derivative (depending on the underlying product) and is reported at fair value.

Reserves for guaranteed minimum death benefits ("GMDB") on certain variable annuities are determined by estimating the value of expected benefits in excess of the projected account balance and recognizing the excess ratably over the accumulation period based on total expected assessments. Expected experience is based on a range of scenarios. Assumptions used, such as near-term and long-term equity market return, lapse rate, and mortality, are consistent with assumptions used in estimating gross profits for purposes of amortizing DAC, and, thus, are subject to the same variability and risk. The assumptions of investment performance and volatility are consistent with the historical experience of the appropriate underlying equity index, such as the Standard & Poor's ("S&P") 500 Index. The Company periodically evaluates estimates used and adjusts the additional liability balance, with a related charge or credit to benefit expense, if actual experience or other evidence suggests that earlier assumptions should be revised.

Products with guaranteed credited rates treat the guarantee as an embedded derivative for Stabilizer products and a stand-alone derivative for Managed custody guarantee ("MCG") products. These derivatives are measured at estimated fair value with changes in estimated fair value reported in Interest credited and other benefits to contract owners in the Consolidated Statements of Operations.

The estimated fair value of the Stabilizer and MCG contracts is determined based on the present value of projected future claims, minus the present value of future guaranteed premiums. At inception of the contract the Company projects a guaranteed premium to be equal to the present value of the projected future claims. The income associated with the contracts is projected using actuarial and capital market assumptions, including benefits and related contract charges, over the anticipated life of the related contracts. The cash flow estimates are produced by using stochastic techniques under a variety of risk neutral scenarios and other best estimate assumptions. Explicit risk margins are included, as well as an explicit recognition of all nonperformance risks. Nonperformance risk for product guarantees contains adjustments to the fair values of these contract liabilities related to the current credit standing of ING Insurance and the Company based on the credit default swaps with similar term to maturity and priority of payment. The ING Insurance credit default spread is applied to the discount factors for product guarantees in the Company's valuation model in order to incorporate credit risk into the fair values of these product guarantees.

See the Additional Insurance Benefits and Minimum Guarantees note to these Consolidated Financial Statements for more information.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Separate Accounts

Separate account assets and liabilities generally represent funds maintained to meet specific investment objectives of contract owners who bear the investment risk, subject, in limited cases, to certain minimum guarantees. Investment income and investment gains and losses generally accrue directly to such contract owners. The assets of each account are legally segregated and are not subject to claims that arise out of any other business of the Company or its affiliates.

Separate account assets supporting variable options under variable annuity contracts are invested, as designated by the contract owner or participant (who bears the investment risk subject, in limited cases, to minimum guaranteed rates) under a contract, in shares of mutual funds that are managed by the Company or its affiliates, or in other selected mutual funds not managed by the Company or its affiliates.

The Company reports separately, as assets and liabilities, investments held in the separate accounts and liabilities of separate accounts if:

- Such separate accounts are legally recognized;
- Assets supporting the contract liabilities are legally insulated from the Company's general account liabilities;
- Investments are directed by the contract holder; and
- All investment performance, net of contract fees and assessments, is passed through to the contract holder.

The Company reports separate account assets and liabilities that meet the above criteria at fair value on the Consolidated Balance Sheets based on the fair value of the underlying investments. Investment income and net realized and unrealized capital gains (losses) of the separate accounts, however, are not reflected in the Consolidated Statements of Operations. The Consolidated Statements of Cash Flows do not reflect investment activity of the separate accounts.

Repurchase Agreements

The Company engages in dollar repurchase agreements with mortgage-backed securities ("dollar rolls") and repurchase agreements with other collateral types to increase its return on investments and improve liquidity. Such arrangements meet the requirements to be accounted for as financing arrangements. The Company enters into dollar roll transactions by selling existing mortgage-backed securities and concurrently entering into an agreement to repurchase similar securities within a short time frame at a lower price. Under repurchase agreements, the Company borrows cash from a counterparty at an agreed upon interest rate for an agreed upon time frame and pledges collateral in the form of securities. At the end of the agreement, the counterparty returns the collateral to the Company, and the Company, in turn, repays the loan amount along with the additional

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

agreed upon interest. Company policy requires that at all times during the term of the dollar roll and repurchase agreements that cash or other collateral types obtained is sufficient to allow the Company to fund substantially all of the cost of purchasing replacement assets. Cash received is invested in short-term investments, with the offsetting obligation to repay the loan included as a liability on the Consolidated Balance Sheets.

The carrying value of the securities pledged in dollar rolls and repurchase agreement transactions and the related repurchase obligation are included in Securities pledged and Short-term debt, respectively, on the Consolidated Balance Sheets. As of December 31, 2011 and 2010, the carrying value of the securities pledged in dollar rolls and repurchase agreement transactions, the related repurchase obligation, including accrued interest, and the collateral posted by the counterparty in connection with the change in the value of pledged securities that will be released upon settlement, were as follows.

	2011	2010
Securities pledged	$ -	$ 216.7
Repurchase obligation	-	214.5
Collateral	-	-

The Company also enters into reverse repurchase agreements. These transactions involve a purchase of securities and an agreement to sell substantially the same securities as those purchased. Company policy requires that, at all times during the term of the reverse repurchase agreements, cash or other collateral types provided is sufficient to allow the counterparty to fund substantially all of the cost of purchasing replacement assets. As of December 31, 2011 and 2010, the Company did not have any securities pledged under reverse repurchase agreements.

The primary risk associated with short-term collateralized borrowings is that the counterparty will be unable to perform under the terms of the contract. The Company's exposure is limited to the excess of the net replacement cost of the securities over the value of the short-term investments. The Company believes the counterparties to the dollar rolls, repurchase, and reverse repurchase agreements are financially responsible and that the counterparty risk is minimal.

Recognition of Insurance Revenue and Related Benefits

For most annuity contracts, charges assessed against contract owner funds for the cost of insurance, surrenders, expenses, and other fees are recorded as revenue as charges are assessed. Other amounts received for these contracts are reflected as deposits and are not recorded as premiums or revenue. When annuity payments with life contingencies begin under contracts that were initially investment contracts, the accumulated balance in the account is treated as a single premium for the purchase of an annuity and reflected in both

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Premiums and Interest credited and other benefits to contract owners in the Consolidated Statements of Operations.

Premiums on the Consolidated Statements of Operations primarily represent amounts received for immediate annuities with life contingent payouts. Premiums, benefits, and expenses are presented net of reinsurance ceded to other companies.

Income Taxes

The Company's deferred tax assets and liabilities resulting from temporary differences between financial reporting and tax bases of assets and liabilities are measured at the balance sheet date using enacted tax rates expected to apply to taxable income in the years the temporary differences are expected to reverse.

The results of the Company's operations are included in the consolidated tax return of ING AIH. Generally, the Company's consolidated financial statements recognize the current and deferred income tax consequences that result from the Company's activities during the current and preceding periods pursuant to the provisions of Accounting Standards Codification topic 740, Income Taxes (ASC 740) as if the Company were a separate taxpayer rather than a member of ING AIH's consolidated income tax return group with the exception of any net operating loss carryforwards and capital loss carryforwards, which are recorded pursuant to the tax sharing agreement. The Company's tax sharing agreement with ING AIH states that for each taxable year during which the Company is included in a consolidated federal income tax return with ING AIH, ING AIH will pay to the Company an amount equal to the tax benefit of the Company's net operating loss carryforwards and capital loss carryforwards generated in such year, without regard to whether such net operating loss carryforwards and capital loss carryforwards are actually utilized in the reduction of the consolidated federal income tax liability for any consolidated taxable year.

The Company evaluates and tests the recoverability of its deferred tax assets. Deferred tax assets represent the tax benefit of future deductible temporary differences and operating loss and tax credit carryforwards. Deferred tax assets are reduced by a valuation allowance if, based on the weight of evidence, it is more likely than not that some portion, or all, of the deferred tax assets will not be realized. Considerable judgment and the use of estimates are required in determining whether a valuation allowance is necessary, and if so, the amount of such valuation allowance. In evaluating the need for a valuation allowance, the Company considers many factors, including:

- The nature and character of the deferred tax assets and liabilities;
- Taxable income in prior carryback years;
- Projected future taxable income, exclusive of reversing temporary differences and carryforwards;
- Projected future reversals of existing temporary differences;

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

- The length of time carryforwards can be utilized; and
- Any prudent and feasible tax planning strategies the Company would employ to avoid a tax benefit from expiring unused.

Management uses certain assumptions and estimates in determining the income taxes payable or refundable to/from the Parent for the current year, the deferred income tax liabilities and assets for items recognized differently in its financial statements from amounts shown on its income tax returns, and the federal income tax expense. Determining these amounts requires analysis and interpretation of current tax laws and regulations, including the loss limitation rules associated with change in control. Management exercises considerable judgment in evaluating the amount and timing of recognition of the resulting income tax liabilities and assets. These judgments and estimates are reevaluated on a continual basis as regulatory and business factors change.

The Company determines whether a tax position is more likely than not to be sustained under examination by the appropriate taxing authority before any part of the benefit can be recognized in the financial statements. Tax positions that do not meet the more likely than not standard are not recognized. Tax positions that meet this standard are recognized in the Consolidated Financial Statements. The Company measures the tax position as the largest amount that is greater than 50% likely of being realized upon ultimate resolution with the tax authority that has full knowledge of all relevant information.

Reinsurance

The Company utilizes reinsurance agreements to reduce its exposure to losses from GMDBs in its annuity insurance business. Such reinsurance permits recovery of a portion of losses from reinsurers, although it does not discharge the primary liability of the Company as the direct insurer of the risks reinsured.

The Company has a significant concentration of reinsurance arising from the disposition of its individual life insurance business. In 1998, the Company entered into an indemnity reinsurance agreement with a subsidiary of Lincoln National Corporation ("Lincoln"). The Lincoln subsidiary established a trust to secure it obligations to the Company under the reinsurance transaction. Of the Reinsurance recoverable on the Consolidated Balance Sheets, $2.2 billion and $2.3 billion at December 31, 2011 and 2010, respectively, equal the Company's total individual life reserves and are related to the reinsurance recoverable from the subsidiary of Lincoln under this reinsurance agreement. Individual life reserves are included in Future policy benefits and claims reserves on the Consolidated Balance Sheets.

Accounting for reinsurance requires extensive use of assumptions and estimates, particularly related to the future performance of the underlying business and the potential impact of counterparty credit risks. The Company periodically reviews actual and

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

anticipated experience compared to the assumptions used to establish assets and liabilities relating to ceded and assumed reinsurance. The Company also evaluates the financial strength of potential reinsurers and continually monitors the financial condition of reinsurers. Only those reinsurance recoverable balances deemed probable of recovery are recognized as assets on the Company's Consolidated Balance Sheets.

Contingencies

A loss contingency is an existing condition, situation, or set of circumstances involving uncertainty as to possible loss that will ultimately be resolved when one or more future events occur or fail to occur. Examples of loss contingencies include pending or threatened adverse litigation, threat of expropriation of assets, and actual or possible claims and assessments. Amounts related to loss contingencies are accrued if it is probable that a loss has been incurred and the amount can be reasonably estimated, based on the Company's best estimate of the ultimate outcome. If determined to meet the criteria for a reserve, the Company also evaluates whether there are external legal or other costs directly associated with the resolution of the matter and accrues such costs if estimable.

Adoption of New Pronouncements

Financial Instruments

<u>A Creditor's Determination of Whether a Restructuring is a Troubled Debt Restructuring</u>
In April 2011, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2011-02, "Receivables (Accounting Standards Codification^{TM} ("ASC") Topic 310): A Creditor's Determination of Whether a Restructuring is a Troubled Debt Restructuring" ("ASU 2011-02"), which clarifies the guidance on a creditor's evaluation of whether it has granted a concession and whether the debtor is experiencing financial difficulties, as follows:

- If a debtor does not have access to funds at a market rate for similar debt, the restructuring would be considered to be at a below-market rate;
- An increase in the contractual interest rate does not preclude the restructuring from being considered a concession, as the new rate could still be below the market interest rate;
- A restructuring that results in a delay in payment that is insignificant is not a concession;
- A creditor should evaluate whether it is probable that the debtor would be in payment default on any of its debt without the modification to determine if the debtor is experiencing financial difficulties; and
- A creditor is precluded from using the effective interest rate test.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Also, ASU 2011-02 requires disclosure of the information required in ASU 2010-20 about troubled debt restructuring, which was previously deferred by ASU 2011-01.

The provisions of ASU 2011-02 were adopted by the Company on July 1, 2011, and applied retrospectively to January 1, 2011. The Company determined, however, that there was no effect on the Company's financial condition, results of operations, or cash flows for the year ended December 31, 2011, as there were no troubled debt restructurings during that period.

Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses
In July 2010, the FASB issued ASU 2010-20, "Receivables (ASC Topic 310): Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses" ("ASU 2010-20"), which requires certain existing disclosures to be disaggregated by class of financing receivable, including the rollforward of the allowance for credit losses, with the ending balance further disaggregated on the basis of impairment method. For each disaggregated ending balance, an entity also is required to disclose the related recorded investment in financing receivables, the nonaccrual status of financing receivables, and impaired financing receivables.

ASU 2010-20 also requires new disclosures by class of financing receivable, including credit quality indicators, aging of past due amounts, the nature and extent of troubled debt restructurings and related defaults, and significant purchases and sales of financing receivables disaggregated by portfolio segment.

In January 2011, the FASB issued ASU 2011-01, which temporarily delayed the effective date of the disclosures about troubled debt restructurings in ASU 2010-20.

The provisions of ASU 2010-20 were adopted by the Company on December 31, 2010, and are included in the Financial Instruments note to these Consolidated Financial Statements, except for the disclosures about troubled debt restructurings included in ASU 2011-02, which was adopted by the Company on July 1, 2011 (see above). The disclosures that include information for activity that occurs during a reporting period were adopted by the Company on January 1, 2011 and are included in the Financial Instruments note to these Consolidated Financial Statements. As this pronouncement only pertains to additional disclosure, the adoption had no effect on the Company's financial condition, results of operations, or cash flows.

Scope Exception Related to Embedded Credit Derivatives
In March 2010, the FASB issued ASU 2010-11, "Derivatives and Hedging (ASC Topic 815): Scope Exception Related to Embedded Credit Derivatives" ("ASU 2010-11"), which clarifies that the only type of embedded credit derivatives that are exempt from bifurcation requirements are those that relate to the subordination of one financial instrument to another.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The provisions of ASU 2010-11 were adopted by the Company on July 1, 2010. The Company determined, however, that there was no effect on the Company's financial condition, results of operations, or cash flows upon adoption, as the guidance is consistent with that previously applied.

Improvements to Financial Reporting by Enterprises Involved in Variable Interest Entities

In December 2009, the FASB issued ASU 2009-17, "Consolidations (ASC Topic 810): Improvements to Financial Reporting by Enterprises Involved in Variable Interest Entities," ("ASU 2009-17"), which eliminates the exemption for qualifying special-purpose entities ("QSPEs"), as well as amends the consolidation guidance for variable interest entities ("VIEs"), as follows:

- Removes the quantitative-based assessment for consolidation of VIEs and, instead, requires a qualitative assessment of whether an entity has the power to direct the VIE's activities, and whether the entity has the obligation to absorb losses or the right to receive benefits that could be significant to the VIE;
- Requires an ongoing reassessment of whether an entity is the primary beneficiary of a VIE; and
- Requires enhanced disclosures, including (i) presentation on the balance sheet of assets and liabilities of consolidated VIEs that meet the separate presentation criteria and disclosure of assets and liabilities recognized on the balance sheet and (ii) the maximum exposure to loss for those VIEs in which a reporting entity is determined not to be the primary beneficiary, but in which the reporting entity has a variable interest.

In addition, in February 2010, the FASB issued ASU 2010-10, "Consolidation (ASC Topic 810): Amendments for Certain Investment Funds" (ASU 2010-10), which defers to ASU 2009-17 for reporting entity's interests in certain investment funds that have attributes of investment companies, for which the reporting entity does not have an obligation to fund losses, and that are not structured as securitization entities.

The provisions of ASU 2009-17 and ASU 2010-10 were adopted on January 1, 2010. The Company determined, however, that there was no effect on the Company's financial condition, results of operations, or cash flows upon adoption, as the consolidation conclusions were consistent with those under previous U.S. GAAP. The disclosure provisions required by ASU 2009-17 are presented in the Financial Instruments note to these Consolidated Financial Statements.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Recognition and Presentation of Other-than-temporary Impairments
In April 2009, the FASB issued new guidance on recognition and presentation of OTTIs, included in ASC Topic 320, "Investments-Debt and Equity Securities", which requires:

- Noncredit related impairments to be recognized in Other comprehensive income (loss), if management asserts that it does not have the intent to sell the security and that it is more likely than not that the entity will not have to sell the security before recovery of the amortized cost basis;
- Total OTTIs to be presented in the Consolidated Statements of Operations with an offset recognized in AOCI for the noncredit related impairments;
- A cumulative effect adjustment as of the beginning of the period of adoption to reclassify the noncredit component of a previously recognized OTTI from Retained earnings (deficit) to AOCI; and
- Additional interim disclosures for debt and equity securities regarding types of securities held, unrealized losses, and OTTIs.

These provisions, as included in ASC Topic 320, were adopted by the Company on April 1, 2009. As a result of implementation, the Company recognized a cumulative effect of change in accounting principle of $151.7 after considering the effects of DAC and income taxes of $(134.0) and $46.9, respectively, as an increase to April 1, 2009 Retained earnings (deficit) with a corresponding decrease to AOCI, with no overall change to shareholder's equity. See the Investments note to these Consolidated Financial Statements for further information on the Company's OTTIs, including additional required disclosures.

Disclosures about Derivative Instruments and Hedging Activities
In March 2008, the FASB issued new guidance on disclosures about derivative instruments and hedging activities, included in ASC Topic 815, "Derivatives and Hedging", which requires enhanced disclosures about objectives and strategies for using derivatives, fair value amounts of, and gains and losses on, derivative instruments, and credit-risk-related contingent features in derivative agreements, including:

- How and why derivative instruments are used;
- How derivative instruments and related hedged items are accounted for; and
- How derivative instruments and related hedged items affect an entity's financial statements.

These provisions, as included in ASC Topic 815, were adopted by the Company on January 1, 2009, and are included in the "Derivative Financial Instruments" section above and the Fair Value Measurements note to these Consolidated Financial Statements. As the pronouncement only pertains to additional disclosure, the adoption had no effect on the Company's financial condition, results of operations, or cash flows.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Accounting for Transfers of Financial Assets
In December 2009, the FASB issued ASU 2009-16 "Transfers and Servicing (ASC Topic 860): Accounting for Transfers of Financial Assets" ("ASU 2009-16"), which eliminates the QSPE concept and requires a transferor of financial assets to:

- Consider the transferor's continuing involvement in assets, limiting the circumstances in which a financial asset should be derecognized when the transferor has not transferred the entire asset to an entity that is not consolidated;
- Account for the transfer as a sale only if an entity transfers an entire financial asset and surrenders control, unless the transfer meets the conditions for a participating interest; and
- Recognize and initially measure at fair value all assets obtained and liabilities incurred as a result of a transfer of financial assets accounted for as a sale.

The provisions of ASU 2009-16 were adopted on January 1, 2010. The Company determined, however, that there was no effect on the Company's financial condition, results of operations, or cash flows upon adoption, as the Company did not have any QSPEs under previous U.S. GAAP, and the requirements for sale accounting treatment are consistent with those previously applied by the Company.

Business Combinations and Non-controlling Interests

Disclosure of Supplementary Pro Forma Information for Business Combinations
In December 2010, the FASB issued ASU 2010-29, "Business Combinations (ASC Topic 805): Disclosure of Supplementary Pro Forma Information for Business Combinations" ("ASU 2010-29"), which clarifies that if an entity presents comparative financial statements, it should disclose revenue and earnings of the combined entity as though the business combination that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period. Also, ASU 2010-29 expands the supplemental pro forma disclosures under Topic 805 to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the pro forma revenue and earnings.

The provisions of ASU 2010-29 were adopted by the Company on January 1, 2011 for business combinations occurring on or after that date. The Company determined, however, that there was no effect on the Company's financial condition, results of operations, cash flows, or disclosures for the year ended December 31, 2011, as there were no business combinations during the period.

Accounting and Reporting for Decreases in Ownership of a Subsidiary
In January 2010, the FASB issued ASU 2010-02 "Consolidations (ASC Topic 810): Accounting and Reporting for Decreases in Ownership of a Subsidiary – a Scope Clarification," ("ASU 2010-02"), which clarifies that the scope of the decrease in ownership provisions applies to the following:

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

- A subsidiary or group of assets that is a business or nonprofit activity;
- A subsidiary that is a business or nonprofit activity that is transferred to an equity method investee or joint venture; and
- An exchange of a group of assets that constitutes a business or nonprofit activity for a noncontrolling interest in an entity (including an equity method investee or joint venture).

ASU 2010-02 also notes that the decrease in ownership guidance does not apply to sales of in substance real estate and expands disclosure requirements.

The provisions of ASU 2010-02 were adopted, retrospectively, by the Company on January 1, 2010. The Company determined, however, that there was no effect on the Company's financial condition, results of operations, or cash flows for the years ended December 31, 2011, 2010, and 2009, as there were no decreases in ownership of a subsidiary during those periods.

Fair Value

Improving Disclosures about Fair Value Measurements
In January 2010, the FASB issued ASU 2010-06, "Fair Value Measurements and Disclosure (ASC Topic 820): Improving Disclosures about Fair Value Measurements," ("ASU 2010-06"), which requires several new disclosures, as well as clarification to existing disclosures, as follows:

- Significant transfers in and out of Level 1 and Level 2 fair value measurements and the reason for the transfers;
- Purchases, sales, issuances, and settlement, in the Level 3 fair value measurements reconciliation on a gross basis;
- Fair value measurement disclosures for each class of assets and liabilities (i.e., disaggregated); and
- Valuation techniques and inputs for both recurring and nonrecurring fair value measurements that fall in either Level 2 or Level 3 fair value measurements.

The provisions of ASU 2010-06 were adopted by the Company on January 1, 2010, except for the disclosures related to the Level 3 reconciliation, which were adopted by the Company on January 1, 2011. The disclosures required by ASU 2010-06 are included in the Financial Instruments note to these Consolidated Financial Statements. As the pronouncement only pertains to additional disclosure, the adoption had no effect on the Company's financial condition, results of operations, or cash flows.

Measuring the Fair Value of Certain Alternative Investments
In September 2009, the FASB issued ASU 2009-12, "Fair Value Measurements and Disclosures (ASC Topic 820): Investments in Certain Entities That Calculate Net Asset

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Value per Share (or Its Equivalent)" ("ASU 2009-12"), which allows the use of net asset value to estimate the fair value of certain alternative investments, such as interests in hedge funds, private equity funds, real estate funds, venture capital funds, offshore fund vehicles, and funds of funds. In addition, ASU 2009-12 requires disclosures about the attributes of such investments.

The provisions of ASU 2009-12 were adopted by the Company on December 31, 2009. The Company determined, however, that there was no effect on the Company's financial condition, results of operations, or cash flows upon adoption, as its guidance is consistent with that previously applied by the Company. The disclosure provisions required by ASU 2009-12 are presented in the Investments note to these Consolidated Financial Statements.

Interim Disclosures about Fair Value of Financial Instruments
In April 2009, the FASB issued new guidance on interim disclosures about fair value of financial instruments, included in ASC Topic 825, "Financial Instruments", which requires that the fair value of financial instruments be disclosed in an entity's interim financial statements, as well as in annual financial statements. The provisions included in ASC Topic 825 also require that fair value information be presented with the related carrying value and that the method and significant assumptions used to estimate fair value, as well as changes in method and significant assumptions, be disclosed.

These provisions, as included in ASC Topic 825, were adopted by the Company on April 1, 2009, and are presented in the Fair Value Measurements note to these Consolidated Financial Statements. The adoption had no effect on the Company's financial condition, results of operations, or cash flows, as the pronouncement only pertains to additional disclosure.

Other Pronouncements

Presentation of Comprehensive Income
In June 2011, the FASB issued ASU 2011-05, "Comprehensive Income (ASC Topic 220): Presentation of Comprehensive Income" ("ASU 2011-05"), which states that an entity has the option to present total comprehensive income and the components of net income and other comprehensive income either in a single, continuous statement of comprehensive income or in two separate, consecutive statements.

In December 2011, the FASB issued ASU 2011-12, which defers the ASU 2011-05 requirements to present, on the face of the financial statements, the effects of reclassification out of AOCI on the components of net income and other comprehensive income.

The Company early adopted provisions of ASU 2011-05 and ASU 2010-12 as of December 31, 2011, and applied the provisions retrospectively. The Consolidated

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Statement of Comprehensive Income, with corresponding revisions to the Consolidated Statements of Changes in Shareholder's Equity, is included in the Consolidated Financial Statements. In addition, the required disclosures are included in the AOCI note to these Consolidated Financial Statements.

Consolidation Analysis of Investments Held through Separate Accounts
In April 2010, the FASB issued ASU 2010-15, "Financial Services - Insurance ASC Topic 944): How Investments Held through Separate Accounts Affect an Insurer's Consolidation Analysis of Those Investments" ("ASU 2010-15"), which clarifies that an insurance entity generally should not consider any separate account interests in an investment held for the benefit of policyholders to be the insurer's interests, and should not combine those separate account interests with its general account interest in the same investment when assessing the investment for consolidation.

The provisions of ASU 2010-15 were adopted by the Company on January 1, 2011; however, the Company determined that there was no effect on its financial condition, results of operations, or cash flows upon adoption, as the guidance is consistent with that previously applied by the Company.

Subsequent Events
In May 2009, the FASB issued new guidance on subsequent events, included in ASC Topic 855, "Subsequent Events," which establishes:

- The period after the balance sheet date during which an entity should evaluate events or transactions for potential recognition or disclosure in the financial statements;
- The circumstances under which an entity should recognize such events or transactions in its financial statements; and
- Disclosures regarding such events or transactions and the date through which an entity has evaluated subsequent events.

These provisions, as included in ASC Topic 855, were adopted by the Company on June 30, 2009. In addition, in February 2010, the FASB issued ASU 2010-09, "Subsequent Events (Topic 855): Amendments to Certain Recognition and Disclosure Requirements", which clarifies that a Securities and Exchange Commission ("SEC") filer should evaluate subsequent events through the date the financial statements are issued and eliminates the requirement for an SEC filer to disclose that date, effective upon issuance. The Company determined that there was no effect on the Company's financial condition, results of operations, or cash flows upon adoption, as the guidance is consistent with that previously applied by the Company.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Future Adoption of Accounting Pronouncements

Disclosures about Offsetting Assets & Liabilities
In December 2011, the FASB issued ASU 2011-11, "Balance Sheet (ASC Topic 210): Disclosures about Offsetting Assets and Liabilities" ("ASU 2011-11"), which requires an entity to disclose both gross and net information about instruments and transactions eligible for offset in the statement of financial position, as well as instruments and transactions subject to an agreement similar to a master netting arrangement. In addition, the standard requires disclosure of collateral received and posted in connection with master netting agreements or similar arrangements.

The provisions of ASU 2011-11 are effective, retrospectively, for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual reporting periods. The Company is currently in the process of determining the disclosure impact of adoption of the provisions of ASU 2011-11.

Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards ("IFRSs")
In May 2011, the FASB issued ASU 2011-04, "Fair Value Measurement (ASC Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs" ("ASU 2011-04"), which includes the following amendments:

- The concepts of highest and best use and valuation premise are relevant only when measuring the fair value of nonfinancial assets;
- The requirements for measuring the fair value of equity instruments are consistent with those for measuring liabilities;
- An entity is permitted to measure the fair value of financial instruments managed within a portfolio at the price that would be received to sell or transfer a net position for a particular risk; and
- The application of premiums and discounts in a fair value measurement is related to the unit of account for the asset or liability.

ASU 2011-04 also requires additional disclosures, including use of a nonfinancial asset in a way that differs from its highest and best use, categorization by level for items in which fair value is required to be disclosed, and further information regarding Level 3 fair value measurements.

The provisions of ASU 2011-04 are effective during interim or annual periods beginning after December 15, 2011, and should be applied prospectively. The Company is currently in the process of determining the impact of adoption of the provisions of ASU 2011-04.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Reconsideration of Effective Control for Repurchase Agreements
In April 2011, the FASB issued ASU 2011-03, "Transfers and Servicing (ASC Topic 860): Reconsideration of Effective Control for Repurchase Agreements" ("ASU 2011-03"), which removes from the assessment of effective control (1) the criterion requiring the transferor to have the ability to repurchase or redeem the financial assets on substantially the agreed terms, and (2) the collateral maintenance implementation guidance related to that criterion.

The provisions of ASU 2011-03 are effective for the first interim or annual period beginning on or after December 15, 2011, and should be applied prospectively. The Company is currently in the process of determining the impact of adoption of the provisions of ASU 2011-03.

Accounting for Costs Associated with Acquiring or Renewing Insurance Contracts
In October 2010, the FASB issued ASU 2010-26, "Financial Services - Insurance (ASC Topic 944): Accounting for Costs Associated with Acquiring or Renewing Insurance Contracts" ("ASU 2010-26"), which clarifies what costs relating to the acquisition of new or renewal insurance contracts qualify for deferral. Costs that should be capitalized include (1) incremental direct costs of successful contract acquisition and (2) certain costs related directly to successful acquisition activities (underwriting, policy issuance and processing, medical and inspection, and sales force contract selling) performed by the insurer for the contract. Advertising costs should be included in deferred acquisition costs only if the capitalization criteria in the U.S. GAAP direct-response advertising guidance are met. All other acquisition-related costs should be charged to expense as incurred.

The provisions of ASU 2010-26 are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2011. The Company will adopt the guidance retrospectively. The Company currently estimates the adoption will result in a cumulative effect adjustment, reducing Retained earnings by approximately $440.0 and increasing Other comprehensive income by approximately $130.0 as of January 1, 2012, after considering the effects of income taxes. These impacts are subject to change as the Company is still in the process of finalizing the impact of adoption of the provisions of ASU 2010-26.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

2. Investments

Fixed Maturities and Equity Securities

Available-for-sale and fair value option fixed maturities and equity securities were as follows as of December 31, 2011.

	Amortized Cost	Gross Unrealized Capital Gains	Gross Unrealized Capital Losses	Fair Value	OTTI[2]
Fixed maturities:					
U.S. Treasuries	$ 1,096.6	$ 135.0	$ -	$ 1,231.6	$ -
U.S. government agencies and					
authorities	379.7	31.0	-	410.7	-
State, municipalities, and political subdivisions	95.1	10.9	-	106.0	-
U.S. corporate securities:					
Public utilities	1,915.1	198.0	5.8	2,107.3	-
Other corporate securities	6,251.8	572.8	25.3	6,799.3	-
Total U.S. corporate securities	8,166.9	770.8	31.1	8,906.6	-
Foreign securities[1]:					
Government	308.5	39.8	3.1	345.2	-
Other	4,352.5	328.8	38.4	4,642.9	-
Total foreign securities	4,661.0	368.6	41.5	4,988.1	-
Residential mortgage-backed securities	1,955.4	285.4	52.9	2,187.9	29.5
Commercial mortgage-backed securities	866.1	51.0	5.8	911.3	4.4
Other asset-backed securities	441.5	19.4	22.1	438.8	4.2
Total fixed maturities, including					
securities pledged	17,662.3	1,672.1	153.4	19,181.0	38.1
Less: securities pledged	572.5	22.4	1.2	593.7	-
Total fixed maturities	17,089.8	1,649.7	152.2	18,587.3	38.1
Equity securities	131.8	13.1	-	144.9	-
Total investments	$ 17,221.6	$ 1,662.8	$ 152.2	$ 18,732.2	$ 38.1

[1] Primarily U.S. dollar denominated.

[2] Represents other-than-temporary impairments reported as a component of Other comprehensive income ("noncredit impairments").

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Available-for-sale and fair value option fixed maturities and equity securities were as follows as of December 31, 2010.

	Amortized Cost	Gross Unrealized Capital Gains	Gross Unrealized Capital Losses	Fair Value	OTTI[2]
Fixed maturities:					
U.S. Treasuries	$ 717.0	$ 4.7	$ 7.3	$ 714.4	$ -
U.S. government agencies and authorities	536.7	45.9	-	582.6	-
State, municipalities, and political subdivisions	145.9	5.0	10.2	140.7	-
U.S. corporate securities:					
Public utilities	1,442.0	73.5	13.3	1,502.2	-
Other corporate securities	5,380.1	392.0	31.1	5,741.0	0.3
Total U.S. corporate securities	6,822.1	465.5	44.4	7,243.2	0.3
Foreign securities[1]:					
Government	446.3	39.6	5.0	480.9	-
Other	4,089.5	240.5	37.4	4,292.6	0.1
Total foreign securities	4,535.8	280.1	42.4	4,773.5	0.1
Residential mortgage-backed securities	2,116.0	296.9	57.5	2,355.4	28.8
Commercial mortgage-backed securities	1,005.6	54.2	30.2	1,029.6	14.5
Other asset-backed securities	615.3	16.2	42.7	588.8	15.7
Total fixed maturities, including securities pledged	16,494.4	1,168.5	234.7	17,428.2	59.4
Less: securities pledged	936.5	35.0	9.3	962.2	-
Total fixed maturities	15,557.9	1,133.5	225.4	16,466.0	59.4
Equity securities	179.6	21.0	-	200.6	-
Total investments	$ 15,737.5	$ 1,154.5	$ 225.4	$ 16,666.6	$ 59.4

[1] Primarily U.S. dollar denominated.

[2] Represents other-than-temporary impairments reported as a component of Other comprehensive income ("noncredit impairments").

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The amortized cost and fair value of total fixed maturities, including securities pledged, as of December 31, 2011, are shown below by contractual maturity. Actual maturities may differ from contractual maturities as securities may be restructured, called, or prepaid. MBS and other ABS are shown separately because they are not due at a single maturity date.

	Amortized Cost		Fair Value
Due to mature:			
One year or less	$ 271.1	$	288.4
After one year through five years	4,147.2		4,375.9
After five years through ten years	5,199.4		5,587.3
After ten years	4,781.6		5,391.4
Mortgage-backed securities	2,821.5		3,099.2
Other asset-backed securities	441.5		438.8
Fixed maturities, including securities pledged	$ 17,662.3	$	19,181.0

The Company did not have any investments in a single issuer, other than obligations of the U.S. government and government agencies and the State of the Netherlands (the "Dutch State") loan obligation, with a carrying value in excess of 10% of the Company's Shareholder's equity at December 31, 2011 and 2010.

At December 31, 2011 and 2010, fixed maturities with fair values of $13.6 and $13.4, respectively, were on deposit as required by regulatory authorities.

The Company invests in various categories of CMOs, including CMOs that are not agency-backed, that are subject to different degrees of risk from changes in interest rates and defaults. The principal risks inherent in holding CMOs are prepayment and extension risks related to dramatic decreases and increases in interest rates resulting in the prepayment of principal from the underlying mortgages, either earlier or later than originally anticipated. At December 31, 2011 and 2010, approximately 42.5% and 36.5%, respectively, of the Company's CMO holdings were invested in those types of CMOs, such as interest-only or principal only strips, which are subject to more prepayment and extension risk than traditional CMOs.

Certain CMOs, primarily interest-only and principal-only strips, are accounted for as hybrid instruments and valued at fair value with changes in the fair value reported in Other net realized gains (losses) in the Consolidated Statements of Operations.

Transfer of Alt-A RMBS Participation Interest and Related Loan to Dutch State

On January 26, 2009, ING announced it reached an agreement, for itself and on behalf of certain ING affiliates including the Company, with the Dutch State on an Illiquid Assets Back-Up Facility covering 80% of ING's Alt-A RMBS. Refer to the Related Party

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Transactions note to these Consolidated Financial Statements for further details of these agreements.

Variable Interest Entities

The Company holds certain VIEs for investment purposes. VIEs may be in the form of private placement securities, structured securities, securitization transactions, or limited partnerships. The Company has reviewed each of its holdings and determined that consolidation of these investments in the Company's financial statements is not required, as the Company is not the primary beneficiary, because the Company does not have both the power to direct the activities that most significantly impact the entity's economic performance and the obligation or right to potentially significant losses or benefits, for any of its investments in VIEs. The Company provided no non-contractual financial support and its carrying value represents the Company's exposure to loss. The carrying value of collateralized loan obligations ("CLOs") of $0.9 and $0.6 at December 31, 2011 and 2010, respectively, is included in Limited partnerships/corporations on the Consolidated Balance Sheets. Income and losses recognized on these investments are reported in Net investment income on the Consolidated Statements of Operations.

Securitizations

The Company invests in various tranches of securitization entities, including RMBS, CMBS and ABS. Some RMBS investments are in various senior level tranches of mortgage securitizations issued and guaranteed by Fannie Mae, Freddie Mac, or a similar government-sponsored entity, typically referred to as "agency pass-through" investments. These securitizations pool residential mortgages and pass through the principal and interest to investors based on the terms of each tranche or portion of the total pool. Investments held by the Company in non-agency RMBS and CMBS also include interest-only, principal-only, and inverse floating securities. Through its investments, the Company is not obligated to provide any financial or other support to these entities.

Each of the RMBS, CMBS, and ABS entities described above are thinly capitalized by design, and considered VIEs under ASC 810-10-25 as amended by ASU 2009-17. As discussed above, the Company's involvement with these entities is limited to that of a passive investor. The Company has no unilateral right to appoint or remove the servicer, special servicer, or investment manager, which are generally viewed to have the power to direct the activities that most significantly impact the securitization entities' economic performance, in any of these entities, nor does the Company function in any of these roles. The Company through its investments or other arrangements does not have the obligation to absorb losses or the right to receive benefits from the entity that could potentially be significant to the entity. Therefore, the Company is not the primary beneficiary and will not consolidate any of the RMBS, CMBS, and ABS entities in which it holds investments. These investments are accounted for as investments as described in

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

the Business, Basis of Presentation and Significant Accounting Policies note to these Consolidated Financial Statements.

Fixed Maturity Securities Credit Quality - Ratings

The Securities Valuation Office ("SVO") of the National Association of Insurance Commissioners ("NAIC") evaluates the fixed maturity security investments of insurers for regulatory reporting and capital assessment purposes and assigns securities to one of six credit quality categories called "NAIC designations." An internally developed rating is used as permitted by the NAIC if no rating is available. The NAIC designations are generally similar to the credit quality designations of a Nationally Recognized Statistical Rating Organization ("NRSRO") for marketable fixed maturity securities, called "rating agency designations," except for certain structured securities as described below. NAIC designations of "1," highest quality, and "2," high quality, include fixed maturity securities generally considered investment grade ("IG") by such rating organizations. NAIC designations 3 through 6 include fixed maturity securities generally considered below investment grade ("BIG") by such rating organizations.

The NAIC adopted revised designation methodologies for non−agency RMBS, including RMBS backed by subprime mortgage loans reported within ABS, that became effective December 31, 2009 and for CMBS that became effective December 31, 2010. The NAIC's objective with the revised designation methodologies for these structured securities was to increase the accuracy in assessing expected losses, and to use the improved assessment to determine a more appropriate capital requirement for such structured securities. The revised methodologies reduce regulatory reliance on rating agencies and allow for greater regulatory input into the assumptions used to estimate expected losses from such structured securities.

As a result of time lags between the funding of investments, the finalization of legal documents and the completion of the SVO filing process, the fixed maturity portfolio generally includes securities that have not yet been rated by the SVO as of each balance sheet date, such as private placements. Pending receipt of SVO ratings, the categorization of these securities by NAIC designation is based on the expected ratings indicated by internal analysis.

Information about the Company's fixed maturity securities holdings, including securities pledged, by NAIC designations is set forth in the following tables. Corresponding rating agency designation does not directly translate into NAIC designation, but represents the Company's best estimate of comparable ratings from rating agencies, including Moody's, S&P, and Fitch. If no rating is available from a rating agency, then an internally developed rating is used.

It is management's objective that the portfolio of fixed maturities be of high quality and be well diversified by market sector. The fixed maturities in the Company's portfolio are

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

generally rated by external rating agencies and, if not externally rated, are rated by the Company on a basis believed to be similar to that used by the rating agencies. Ratings are derived from three NRSRO ratings and are applied as follows based on the number of agency rating received:

- when three ratings are received then the middle rating is applied;
- when two ratings are received then the lower rating is applied;
- when a single rating is received, the NRSRO rating is applied;
- and, when ratings are unavailable then an internal rating is applied.

Unrealized Capital Losses

Unrealized capital losses (including noncredit impairments) in fixed maturities, including securities pledged to creditors, for IG and BIG securities by duration, based on NAIC designations, were as follows at December 31, 2011 and 2010.

	2011				2010			
	IG	% of IG and BIG	BIG	% of IG and BIG	IG	% of IG and BIG	BIG	% of IG and BIG
Six months or less below amortized cost	$ 38.4	25.0%	$ 7.1	4.6%	$ 72.0	30.6%	$ 12.6	5.4%
More than six months and twelve months or less below amortized cost	12.5	8.1%	4.1	2.7%	0.9	0.4%	1.1	0.5%
More than twelve months below amortized cost	61.4	40.1%	29.9	19.5%	106.5	45.4%	41.6	17.7%
Total unrealized capital loss	$ 112.3	73.2%	$ 41.1	26.8%	$ 179.4	76.4%	$ 55.3	23.6%

Unrealized capital losses (including noncredit impairments) in fixed maturities, including securities pledged to creditors, for securities rated BBB and above (Investment Grade ("IG")) and securities rated BB and below (Below Investment Grade ("BIG")) by duration, based on NRSRO ratings, were as follows at December 31, 2011 and 2010.

	2011				2010			
	IG	% of IG and BIG	BIG	% of IG and BIG	IG	% of IG and BIG	BIG	% of IG and BIG
Six months or less below amortized cost	$ 38.3	25.0%	$ 7.2	4.7%	$ 72.0	30.6%	$ 12.6	5.4%
More than six months and twelve months or less below amortized cost	6.8	4.4%	9.8	6.4%	1.6	0.7%	0.4	0.2%
More than twelve months below amortized cost	42.1	27.4%	49.2	32.1%	70.9	30.2%	77.2	32.9%
Total unrealized capital loss	$ 87.2	56.8%	$ 66.2	43.2%	$ 144.5	61.5%	$ 90.2	38.5%

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Unrealized capital losses (including noncredit impairments), along with the fair value of fixed maturities, including securities pledged to creditors, by market sector and duration were as follows as of December 31, 2011 and 2010.

	Six Months or Less Below Amortized Cost		More Than Six Months and Twelve Months or Less Below Amortized Cost		More Than Twelve Months Below Amortized Cost		Total	
	Fair Value	Unrealized Capital Loss	Fair Value	Unrealized Capital Loss	Fair Value	Unrealized Capital Loss	Fair Value	Unrealized Capital Loss
2011								
U.S. Treasuries	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
U.S. corporate, state, and municipalities	595.1	22.8	46.5	3.0	52.9	5.3	694.5	31.1
Foreign	435.3	19.1	49.9	4.6	169.5	17.8	654.7	41.5
Residential mortgage-backed	49.4	1.6	97.0	5.2	175.4	46.1	321.8	52.9
Commercial mortgage-backed	28.3	1.8	69.0	2.5	8.9	1.5	106.2	5.8
Other asset-backed	32.6	0.2	4.9	1.3	44.1	20.6	81.6	22.1
Total	$ 1,140.7	$ 45.5	$ 267.3	$ 16.6	$ 450.8	$ 91.3	$ 1,858.8	$ 153.4
2010								
U.S. Treasuries	$ 475.6	$ 7.3	$ -	$ -	$ -	$ -	$ 475.6	$ 7.3
U.S. corporate, state, and municipalities	1,043.1	38.6	21.8	1.1	142.9	14.9	1,207.8	54.6
Foreign	866.3	30.1	14.9	0.9	101.7	11.4	982.9	42.4
Residential mortgage-backed	400.5	6.8	0.2	-	240.7	50.7	641.4	57.5
Commercial mortgage-backed	5.1	-	-	-	184.0	30.2	189.1	30.2
Other asset-backed	121.4	1.8	0.1	-	132.1	40.9	253.6	42.7
Total	$ 2,912.0	$ 84.6	$ 37.0	$ 2.0	$ 801.4	$ 148.1	$ 3,750.4	$ 234.7

Of the unrealized capital losses aged more than twelve months, the average market value of the related fixed maturities was 83.2% of the average book value as of December 31, 2011.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Unrealized capital losses (including noncredit impairments) in fixed maturities, including securities pledged to creditors, for instances in which fair value declined below amortized cost by greater than or less than 20% for consecutive periods as indicated in the tables below, were as follows for December 31, 2011 and 2010.

	Amortized Cost		Unrealized Capital Loss		Number of Securities	
	< 20%	> 20%	< 20%	> 20%	< 20%	> 20%
2011						
Six months or less						
below amortized cost	$ 1,197.2	$ 60.1	$ 46.9	$ 16.9	256	31
More than six months and						
twelve months or less						
below amortized cost	270.3	25.1	13.9	9.1	52	9
More than twelve months						
below amortized cost	355.6	103.9	26.7	39.9	129	37
Total	$ 1,823.1	$ 189.1	$ 87.5	$ 65.9	437	77
2010						
Six months or less						
below amortized cost	$ 3,190.2	$ 68.6	$ 98.5	$ 22.3	491	19
More than six months and						
twelve months or less						
below amortized cost	129.3	19.6	8.2	4.6	52	3
More than twelve months						
below amortized cost	353.5	223.9	23.2	77.9	87	69
Total	$ 3,673.0	$ 312.1	$ 129.9	$ 104.8	630	91

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Unrealized capital losses (including noncredit impairments) in fixed maturities, including securities pledged to creditors, by market sector for instances in which fair value declined below amortized cost by greater than or less than 20% for consecutive periods as indicated in the tables below, were as follows for December 31, 2011 and 2010.

	Amortized Cost		Unrealized Capital Loss		Number of Securities	
	< 20%	> 20%	< 20%	> 20%	< 20%	> 20%
2011						
U.S. Treasuries	$ -	$ -	$ -	$ -	-	-
U.S. corporate, state and						
municipalities	717.7	7.9	28.8	2.3	119	3
Foreign	670.5	25.7	31.9	9.6	122	7
Residential mortgage-backed	276.5	98.2	19.0	33.9	119	47
Commercial mortgage-backed	110.1	1.9	5.4	0.4	16	1
Other asset-backed	48.3	55.4	2.4	19.7	61	19
Total	$ 1,823.1	$ 189.1	$ 87.5	$ 65.9	437	77
2010						
U.S. Treasuries	$ 482.9	$ -	$ 7.3	$ -	3	-
U.S. corporate, state and						
municipalities	1,218.7	43.7	40.2	14.4	188	5
Foreign	1,013.7	11.6	39.6	2.8	137	4
Residential mortgage-backed	599.6	99.3	25.7	31.8	160	47
Commercial mortgage-backed	155.1	64.2	9.5	20.7	19	5
Other asset-backed	203.0	93.3	7.6	35.1	123	30
Total	$ 3,673.0	$ 312.1	$ 129.9	$ 104.8	630	91

At December 31, 2011, the Company held no fixed maturity with an unrealized capital loss in excess of $10.0. At December 31, 2010, the Company held 1 fixed maturity with an unrealized capital loss in excess of $10.0. The unrealized capital loss on this fixed maturity equaled $10.0, or 4.3% of the total unrealized capital losses, as of December 31, 2010.

All investments with fair values less than amortized cost are included in the Company's other-than-temporary impairment analysis, and impairments were recognized as disclosed in OTTI, which follows this section. After detailed impairment analysis was completed, management determined that the remaining investments in an unrealized loss position were not other-than-temporarily impaired, and therefore no further other-than-temporary impairment was necessary.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Other-Than-Temporary Impairments

The following tables identify the Company's credit-related and intent-related impairments included in the Consolidated Statements of Operations, excluding noncredit impairments included in AOCI, by type for the years ended December 31, 2011, 2010, and 2009.

	2011		2010		2009	
		No. of		No. of		No. of
	Impairment	Securities	Impairment	Securities	Impairment	Securities
U.S. Treasuries	$ -	-	$ 1.7	1	$ 156.0	15
Public utilities	-	-	1.3	5	-	-
Other U.S. corporate	20.4	17	5.3	19	47.8	57
Foreign[1]	27.8	50	42.4	20	50.6	42
Residential mortgage-backed	8.2	38	14.8	53	31.6	69
Commercial mortgage-backed	28.2	8	20.5	8	17.7	11
Other asset-backed	22.7	53	58.5	42	43.4	32
Limited partnerships	-	-	1.6	4	17.6	17
Equity securities	-	-	- *	1	19.5	9
Mortgage loans on real estate	-	-	1.0	1	10.3	4
Total	$ 107.3	166	$ 147.1	154	$ 394.5	256

* Less than $0.1.
[1] Primarily U.S. dollar denominated.

The above tables include $17.6, $48.4, and $112.2 for the years ended December 31, 2011, 2010, and 2009, respectively, in other-than-temporary write-downs related to credit impairments, which are recognized in earnings. The remaining $89.7, $98.7, and $282.3, in write-downs for the years ended December 31, 2011, 2010, and 2009, respectively, are related to intent impairments.

The following tables summarize these intent impairments, which are also recognized in earnings, by type for the years ended December 31, 2011, 2010, and 2009.

	2011		2010		2009	
		No. of		No. of		No. of
	Impairment	Securities	Impairment	Securities	Impairment	Securities
U.S. Treasuries	$ -	-	$ 1.7	1	$ 156.0	15
Public utilities	-	-	1.4	5	-	-
Other U.S. corporate	20.4	17	5.3	19	35.9	42
Foreign[1]	23.7	46	28.5	15	48.7	41
Residential mortgage-backed	1.6	7	8.6	18	2.4	1
Commercial mortgage-backed	22.9	8	16.2	6	17.7	11
Other asset-backed	21.1	50	37.0	26	21.6	10
Total	$ 89.7	128	$ 98.7	90	$ 282.3	120

[1] Primarily U.S. dollar denominated.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The Company may sell securities during the period in which fair value has declined below amortized cost for fixed maturities or cost for equity securities. In certain situations, new factors, including changes in the business environment, can change the Company's previous intent to continue holding a security.

The fair value of fixed maturities with other-than-temporary impairments as of December 31, 2011, 2010, and 2009 was $1.9 billion, $2.0 billion, and $3.0 billion, respectively.

The following tables identify the amount of credit impairments on fixed maturities for the years ended December 31, 2011, 2010, and 2009, for which a portion of the OTTI was recognized in AOCI, and the corresponding changes in such amounts.

	2011	2010	2009
Balance at January 1	$ 50.7	$ 46.0	$ -
Implementation of OTTI guidance included in			
ASC Topic 320[1]	-	-	25.1
Additional credit impairments:			
On securities not previously impaired	0.9	12.0	13.6
On securities previously impaired	6.7	11.7	8.8
Reductions:			
Intent impairments	(8.7)	(5.9)	-
Securities sold, matured, prepaid or paid down	(30.2)	(13.1)	(1.5)
Balance at December 31	$ 19.4	$ 50.7	$ 46.0

[1] Represents credit losses remaining in Retained earnings related to the adoption of new guidance on OTTI, included in ASC Topic 320, on April 1, 2009.

Net Investment Income

Sources of Net investment income were as follows for the years ended December 31, 2011, 2010, and 2009.

	2011	2010	2009
Fixed maturities	$ 1,224.2	$ 1,182.4	$ 1,125.7
Equity securities, available-for-sale	13.6	15.3	15.4
Mortgage loans on real estate	118.1	104.0	113.4
Real estate	-	-	6.6
Policy loans	13.7	13.3	13.7
Short-term investments and cash equivalents	0.8	0.8	2.4
Limited partnerships/corporations	84.2	56.4	(7.2)
Other	11.3	11.6	11.9
Gross investment income	1,465.9	1,383.8	1,281.9
Less: investment expenses	45.0	41.5	39.8
Net investment income	$ 1,420.9	$ 1,342.3	$ 1,242.1

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Net Realized Capital Gains (Losses)

Net realized capital gains (losses) are comprised of the difference between the amortized cost of investments and proceeds from sale and redemption, as well as losses incurred due to credit-related and intent-related other-than-temporary impairment of investments and changes in fair value of fixed maturities accounted for using the fair value option and derivatives. The cost of the investments on disposal is generally determined based on first-in-first-out ("FIFO") methodology. Net realized capital gains (losses) on investments were as follows for the years ended December 31, 2011, 2010, and 2009.

	2011	2010	2009
Fixed maturities, available-for-sale, including securities pledged	$ 112.6	$ 38.7	$ (15.1)
Fixed maturities, at fair value using the fair value option	(60.6)	(39.2)	57.0
Equity securities, available-for-sale	7.4	4.1	(2.9)
Derivatives	(59.4)	(36.6)	(267.6)
Other investments	0.3	4.9	(16.9)
Net realized capital gains (losses)	$ 0.3	$ (28.1)	$ (245.5)
After-tax net realized capital gains (losses)	$ 0.2	$ 1.5	$ (67.4)

Proceeds from the sale of fixed maturities and equity securities and the related gross realized gains and losses were as follows for the periods ended December 31, 2011, 2010, and 2009.

	2011	2010	2009
Proceeds on sales	$ 5,596.3	$ 5,312.9	$ 4,674.6
Gross gains	249.0	213.6	228.5
Gross losses	33.6	27.8	87.4

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

3.   Financial Instruments

The following tables present the Company's hierarchy for its assets and liabilities measured at fair value on a recurring basis as of December 31, 2011 and 2010.

		2011			
		Level 1	Level 2	Level 3[1]	Total
Assets:					
Fixed maturities, including securities pledged:					
	U.S. Treasuries	$ 1,180.3	$ 51.3	$ -	$ 1,231.6
	U.S. government agencies and authorities	-	410.7	-	410.7
	U.S. corporate, state and municipalities	-	8,883.5	129.1	9,012.6
	Foreign	-	4,937.0	51.1	4,988.1
	Residential mortgage-backed securities	-	2,146.9	41.0	2,187.9
	Commercial mortgage-backed securities	-	911.3	-	911.3
	Other asset-backed securities	-	411.1	27.7	438.8
Equity securities, available-for-sale		125.9	-	19.0	144.9
Derivatives:					
	Interest rate contracts	5.7	496.8	-	502.5
	Foreign exchange contracts	-	0.7	-	0.7
	Credit contracts	-	2.6	-	2.6
Cash and cash equivalents, short-term					
investments, and short-term investments					
under securities loan agreement		953.9	4.8	-	958.7
Assets held in separate accounts		40,556.8	4,722.3	16.1	45,295.2
Total		$ 42,822.6	$ 22,979.0	$ 284.0	$ 66,085.6
Liabilities:					
Product guarantees		$ -	$ -	$ 221.0	$ 221.0
Fixed Indexed Annuities		-	-	16.3	16.3
Derivatives:					
	Interest rate contracts	-	306.4	-	306.4
	Foreign exchange contracts	-	32.4	-	32.4
	Credit contracts	-	8.6	12.6	21.2
Total		$ -	$ 347.4	$ 249.9	$ 597.3

[1] Level 3 net assets and liabilities accounted for 0.1% of total net assets and liabilities measured at fair value on a recurring basis. Excluding separate accounts assets for which the policyholder bears the risk, the Level 3 net assets and liabilities in relation to total net assets and liabilities measured at fair value on a recurring basis totaled 0.1%.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

	2010			
	Level 1	**Level 2**	**Level 3**[1]	**Total**
Assets:				
Fixed maturities, including securities pledged:				
U.S. Treasuries	$ 646.1	$ 68.3	$ -	$ 714.4
U.S. government agencies and authorities	-	582.6	-	582.6
U.S. corporate, state and municipalities	-	7,372.7	11.2	7,383.9
Foreign	-	4,762.1	11.4	4,773.5
Residential mortgage-backed securities	-	2,102.9	252.5	2,355.4
Commercial mortgage-backed securities	-	1,029.6	-	1,029.6
Other asset-backed securities	-	341.1	247.7	588.8
Equity securities, available-for-sale	172.9	-	27.7	200.6
Derivatives:				
Interest rate contracts	3.5	223.3	-	226.8
Foreign exchange contracts	-	0.7	-	0.7
Credit contracts	-	6.7	-	6.7
Cash and cash equivalents, short-term investments, and short-term investments under securities loan agreement	1,128.8	-	-	1,128.8
Assets held in separate accounts	42,337.4	4,129.4	22.3	46,489.1
Total	$ 44,288.7	$ 20,619.4	$ 572.8	$ 65,480.9
Liabilities:				
Product guarantees	$ -	$ -	$ 3.0	$ 3.0
Fixed Indexed Annuities	-	-	5.6	5.6
Derivatives:				
Interest rate contracts	0.1	227.0	-	227.1
Foreign exchange contracts	-	38.5	-	38.5
Credit contracts	-	1.1	13.6	14.7
Total	$ 0.1	$ 266.6	$ 22.2	$ 288.9

[1] Level 3 net assets and liabilities accounted for 0.8% of total net assets and liabilities measured at fair value on a recurring basis. Excluding separate accounts assets for which the policyholder bears the risk, the Level 3 net assets and liabilities in relation to total net assets and liabilities measured at fair value on a recurring basis totaled 2.8%.

Transfers in and out of Level 1 and 2

There were no transfers between Level 1 and Level 2 for the year ended December 31, 2011.

During 2010, certain U.S. Treasury securities valued by commercial pricing services where prices are derived using market observable inputs have been transferred from Level 1 to Level 2. These securities for the year ended December 31, 2010, include U.S. Treasury strips of $60.6 in which prices are modeled incorporating a variety of market observable information in their valuation techniques, including benchmark yields, broker-dealer quotes, credit quality, issuer spreads, bids, offers and other reference data. The

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Company's policy is to recognize transfers in and transfers out as of the beginning of the reporting period.

Valuation of Financial Assets and Liabilities

As described below, certain assets and liabilities are measured at estimated fair value on the Company's Consolidated Balance Sheets. In addition, further disclosure of estimated fair values is included in this Financial Instruments note. The Company defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The exit price and the transaction (or entry) price will be the same at initial recognition in many circumstances. However, in certain cases, the transaction price may not represent fair value. The fair value of a liability is based on the amount that would be paid to transfer a liability to a third-party with an equal credit standing. Fair value is required to be a market-based measurement which is determined based on a hypothetical transaction at the measurement date, from a market participant's perspective. The Company considers three broad valuation techniques when a quoted price is unavailable: (i) the market approach, (ii) the income approach and (iii) the cost approach. The Company determines the most appropriate valuation technique to use, given the instrument being measured and the availability of sufficient inputs. The Company prioritizes the inputs to fair valuation techniques and allows for the use of unobservable inputs to the extent that observable inputs are not available.

The Company utilizes a number of valuation methodologies to determine the fair values of its financial assets and liabilities in conformity with the concepts of "exit price" and the fair value hierarchy as prescribed in ASC Topic 820. Valuations are obtained from third party commercial pricing services, brokers, and industry-standard, vendor-provided software that models the value based on market observable inputs. The valuations obtained from brokers and third party commercial pricing services are non-binding. The Company reviews the assumptions and inputs used by third party commercial pricing services for each reporting period in order to determine an appropriate fair value hierarchy level. The documentation and analysis obtained from the third party commercial pricing services are reviewed by the Company, including in-depth validation procedures confirming the observability of inputs. The valuations are reviewed and validated monthly through the internal valuation committee price variance review, comparisons to internal pricing models, back testing to recent trades, or monitoring of trading volumes.

All valuation methods and assumptions are validated at least quarterly to ensure the accuracy and relevance of the fair values. There were no material changes to the valuation methods or assumptions used to determine fair values during 2011 and 2010, except for the Company's use of commercial pricing services to value certain CMOs

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

which commenced in the first quarter of 2010. Certain CMOs were previously valued using an average of broker quotes when more than one broker quote is provided.

The following valuation methods and assumptions were used by the Company in estimating reported values for the investments and derivatives described below:

Fixed maturities: The fair values for the actively traded marketable bonds are determined based upon the quoted market prices and are classified as Level 1 assets. Assets in this category would primarily include certain U.S. Treasury securities. The fair values for marketable bonds without an active market are obtained through several commercial pricing services which provide the estimated fair values. These services incorporate a variety of market observable information in their valuation techniques, including benchmark yields, broker-dealer quotes, credit quality, issuer spreads, bids, offers and other reference data and are classified as Level 2 assets. This category includes U.S. and foreign corporate bonds, ABS, U.S. agency and government guaranteed securities, CMBS, and RMBS, including certain CMO assets and subprime RMBS. During the first quarter of 2011, the market for subprime RMBS had been determined to be active, and as such, these securities are now included in Level 2 of the valuation hierarchy.

Generally, the Company does not obtain more than one vendor price from pricing services per instrument. The Company uses a hierarchy process in which prices are obtained from a primary vendor, and, if that vendor is unable to provide the price, the next vendor in the hierarchy is contacted until a price is obtained or it is determined that a price cannot be obtained from a commercial pricing service. When a price cannot be obtained from a commercial pricing service, independent broker quotes are solicited. Securities priced using independent broker quotes are classified as Level 3.

Broker quotes and prices obtained from pricing services are reviewed and validated monthly through an internal valuation committee price variance review, comparisons to internal pricing models, back testing to recent trades, or monitoring of trading volumes. At December 31, 2011, $194.9 and $14.7 billion of a total of $19.2 billion in fixed maturities were valued using unadjusted broker quotes and unadjusted prices obtained from pricing services, respectively, and verified through the review process. The remaining balance in fixed maturities consisted primarily of privately placed bonds valued using a matrix-based pricing model.

All prices and broker quotes obtained go through the review process described above including valuations for which only one broker quote is obtained. After review, for those instruments where the price is determined to be appropriate, the unadjusted price provided is used for financial statement valuation. If it is determined that the price is questionable, another price may be requested from a different vendor. For certain CMO assets, the average of several broker quotes may be used when multiple quotes are available. The internal valuation committee then reviews all prices for the instrument

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

again, along with information from the review, to determine which price best represents "exit price" for the instrument.

Fair values of privately placed bonds are primarily determined using a matrix-based pricing model and are classified as Level 2 assets. The model considers the current level of risk-free interest rates, current corporate spreads, the credit quality of the issuer, and cash flow characteristics of the security. Also considered are factors such as the net worth of the borrower, the value of collateral, the capital structure of the borrower, the presence of guarantees, and the Company's evaluation of the borrower's ability to compete in its relevant market. Using this data, the model generates estimated market values which the Company considers reflective of the fair value of each privately placed bond. In addition, certain privately placed bonds are valued using broker quotes and internal pricing models and are classified as Level 3 assets. The Company's internal pricing models utilize the Company's best estimate of expected future cash flows discounted at a rate of return that a market participant would require. The significant inputs to the models include, but are not limited to, current market inputs, such as credit loss assumptions, assumed prepayment speeds and business performance.

Equity securities, available-for-sale: Fair values of publicly traded equity securities are based upon quoted market price and are classified as Level 1 assets. Other equity securities, typically private equities or equity securities not traded on an exchange, are valued by other sources such as analytics or brokers and are classified as Level 3 assets.

Cash and cash equivalents, Short-term investments, and Short-term investments under securities loan agreement: The fair values for cash equivalents and certain short-term investments are determined based on quoted market prices. These assets are classified as Level 1. Other short-term investments are valued and classified in the fair value hierarchy consistent with the policies described herein, depending on investment type.

Derivatives: The carrying amounts for these financial instruments, which can be assets or liabilities, reflect the fair value of the assets and liabilities. Derivatives are carried at fair value (on the Consolidated Balance Sheets), which is determined using the Company's derivative accounting system in conjunction with observable key financial data from third party sources, such as yield curves, exchange rates, Standard & Poor's 500 Index prices, and London Interbank Offered Rates, or through values established by third party brokers. Counterparty credit risk is considered and incorporated in the Company's valuation process through counterparty credit rating requirements and monitoring of overall exposure. It is the Company's policy to transact only with investment grade counterparties with a credit rating of A- or better. The Company's own credit risk is also considered and incorporated in the Company's valuation process. Valuations for the Company's futures and interest rate forward contracts are based on unadjusted quoted prices from an active exchange and, therefore, are classified as Level 1. The Company also has certain credit default swaps that are priced using models that primarily use market observable inputs, but contain inputs that are not observable to market

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

participants, which have been classified as Level 3. All other derivative instruments are valued based on market observable inputs and are classified as Level 2.

Product guarantees: The Company records product guarantees for annuity contracts containing guaranteed credited rates in accordance with ASC 815. The guarantee is treated as an embedded derivative or a stand-alone derivative (depending on the underlying product) and is required to be reported at fair value. The fair value of the obligation is calculated based on the income approach as described in ASC 820. The income associated with the contracts is projected using actuarial and capital market assumptions, including benefits and related contract charges, over the anticipated life of the related contracts. The cash flow estimates are produced by using stochastic techniques under a variety of risk neutral scenarios and other best estimate assumptions. These derivatives are classified as Level 3 liabilities. Explicit risk margins in the actuarial assumptions underlying valuations are included, as well as an explicit recognition of all nonperformance risks as required by U.S. GAAP. Nonperformance risk for product guarantees contains adjustments to the fair values of these contract liabilities related to the current credit standing of ING and the Company based on credit default swaps with similar term to maturity and priority of payment. The ING credit default spread is applied to the discount factors for product guarantees in the Company's valuation model in order to incorporate credit risk into the fair values of these product guarantees.

Assets held in separate accounts: Assets held in separate accounts are reported at the quoted fair values of the underlying investments in the separate accounts. The underlying investments include mutual funds, short-term investments and cash, the valuations of which are based upon a quoted market price and are included in Level 1. Bond valuations are obtained from third party commercial pricing services and brokers and are classified in the fair value hierarchy consistent with the policies described above for Fixed maturities.

Level 3 Financial Instruments

The fair values of certain assets and liabilities are determined using prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement (i.e., Level 3 as defined by ASC 820), including but not limited to liquidity spreads for investments within markets deemed not currently active. These valuations, whether derived internally or obtained from a third party, use critical assumptions that are not widely available to estimate market participant expectations in valuing the asset or liability. In addition, the Company has determined, for certain financial instruments, an active market is such a significant input to determine fair value that the presence of an inactive market may lead to classification in Level 3. In light of the methodologies employed to obtain the fair value of financial assets and liabilities classified as Level 3, additional information is presented below.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The following table summarizes the changes in fair value of the Company's Level 3 assets and liabilities for the year ended December 31, 2011.

	December 31, 2011										
	Fair Value as of January 1	Total realized/unrealized gains (losses) included in: Net income	Total realized/unrealized gains (losses) included in: OCI	Purchases	Issuances	Sales	Settlements	Transfers in to Level 3[2]	Transfers out of Level 3[2]	Fair Value as of December 31	Change in unrealized gains (losses) included in earnings[3]
Fixed maturities, including securities pledged:											
U.S. corporate, state and municipalities	$ 11.2	$ (0.3)	$ 6.7	$ 19.0	$ -	$ -	$ (43.3)	$ 135.8	$ -	$ 129.1	$ (0.3)
Foreign	11.4	0.5	-	30.9	-	(19.7)	(1.5)	29.9	(0.4)	51.1	(0.8)
Residential mortgage-backed securities	252.5	(3.0)	1.7	57.1	-	(38.5)	(8.1)	5.3	(226.0)	41.0	(0.9)
Other asset-backed securities	247.7	(26.8)	15.8	-	-	(119.7)	(8.7)	-	(80.6)	27.7	(3.5)
Total fixed maturities, including securities pledged	522.8	(29.6)	24.2	107.0	-	(177.9)	(61.6)	171.0	(307.0)	248.9	(5.5)
Equity securities, available for sale	27.7	0.1	0.1	4.3	-	(4.2)	-	-	(9.0)	19.0	-
Derivatives, net	(13.6)	0.8	-	0.2	-	-	-	-	-	(12.6)	0.6
Product guarantees	(3.0)	(212.5) [1]	-	(5.5)	-	-	-	-	-	(221.0)	-
Fixed Indexed Annuities	(5.6)	(3.6) [1]	-	(7.1)	-	-	-	-	-	(16.3)	-
Separate Accounts	22.3	-	-	9.8	-	(3.4)	-	-	(12.6)	16.1	0.1

(1) This amount is included in Interest credited and other benefits to contract owners on the Consolidated Statements of Operations. All gains and losses on Level 3 liabilities are classified as realized gains (losses) for the purpose of this disclosure because it is impracticable to track realized and unrealized gains (losses) separately on a contract-by-contract basis.

(2) The Company's policy is to recognize transfers in and transfers out as of the beginning of the reporting period.

(3) For financial instruments still held as of December 31. Amounts are included in Net investment income and Net realized capital losses on the Consolidated Statements of Operations.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The following table summarizes the changes in fair value of the Company's Level 3 assets and liabilities for the year ended December 31, 2010.

	December 31, 2010							
	Fair Value as of January 1	Total realized/unrealized gains (losses) included in: Net income	OCI	Purchases, issuances, and settlements	Transfers in to Level 3[2]	Transfers out of Level 3[2]	Fair Value as of December 31	Change in unrealized gains (losses) included in earnings[3]
Fixed maturities, including securities pledged:								
U.S. corporate, state and municipalities	$ -	$ -	$ -	$ -	$ 11.2	$ -	$ 11.2	$ -
Foreign	-	0.1	0.6	2.7	8.0	-	11.4	-
Residential mortgage-backed securities	1,237.9	(23.6)	4.3	62.5	0.6	(1,029.2)	252.5	(26.3)
Other asset-backed securities	188.8	(59.4)	93.3	(20.2)	45.2	-	247.7	(59.3)
Total fixed maturities, including securities pledged	1,426.7	(82.9)	98.2	45.0	65.0	(1,029.2)	522.8	(85.6)
Equity securities, available for sale	39.8	(0.4)	0.6	13.8	-	(26.1)	27.7	-
Derivatives, net	(48.3)	0.3	-	34.4	-	-	(13.6)	1.8
Product guarantees	(6.0)	9.0 [1]	-	(6.0)	-	-	(3.0)	-
Fixed Indexed Annuities	-	0.3 [1]	-	(5.9)	-	-	(5.6)	-
Separate Accounts	56.3	5.8	-	(57.7)	17.9	-	22.3	1.0

[1] This amount is included in Interest credited and other benefits to contract owners on the Consolidated Statements of Operations. All gains and losses on Level 3 liabilities are classified as realized gains (losses) for the purpose of this disclosure because it is impracticable to track realized and unrealized gains (losses) separately on a contract-by-contract basis.

[2] The Company's policy is to recognize transfers in and transfers out as of the beginning of the reporting period.

[3] For financial instruments still held as of December 31. Amounts are included in Net investment income and Net realized capital losses on the Consolidated Statements of Operations.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The transfers out of Level 3 during the year ended December 31, 2011 in Fixed maturities, including securities pledged, are primarily due to the Company's determination that the market for subprime RMBS securities has become active. While the valuation methodology has not changed, the Company has concluded that the frequency of transactions in the market for subprime RMBS securities represent regularly occurring market transactions and therefore are now classified as Level 2. The transfers out of Level 3 during the year ended December 31, 2010 in Fixed maturities, including securities pledged, are primarily due to an increased utilization of vendor valuations for certain CMO assets.

The remaining transfers in and out of Level 3 for fixed maturities, equity securities and separate accounts during the years ended December 31, 2011 and 2010 are due to the variation in inputs relied upon for valuation each quarter. Securities that are primarily valued using independent broker quotes when prices are not available from one of the commercial pricing services are reflected as transfers into Level 3, as these securities are generally less liquid with very limited trading activity or where less transparency exists corroborating the inputs to the valuation methodologies. When securities are valued using more widely available information, the securities are transferred out of Level 3 and into Level 1 or 2, as appropriate.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The carrying values and estimated fair values of certain of the Company's financial instruments were as follows at December 31, 2011 and 2010.

	2011		2010	
	Carrying Value	Fair Value	Carrying Value	Fair Value
Assets:				
Fixed maturities, available-for-sale, including				
securities pledged	$ 18,669.1	$ 18,669.1	$ 16,974.8	$ 16,974.8
Fixed maturities, at fair value using the fair				
value option	511.9	511.9	453.4	453.4
Equity securities, available-for-sale	144.9	144.9	200.6	200.6
Mortgage loans on real estate	2,373.5	2,423.1	1,842.8	1,894.8
Loan-Dutch State obligation	417.0	421.9	539.4	518.7
Policy loans	245.9	245.9	253.0	253.0
Limited partnerships/corporations	510.6	510.6	463.5	493.8
Cash, cash equivalents, short-term investments,				
and short-term investments under securities				
loan agreement	958.7	958.7	1,128.8	1,128.8
Derivatives	505.8	505.8	234.2	234.2
Notes receivable from affiliates	175.0	165.2	175.0	177.0
Assets held in separate accounts	45,295.2	45,295.2	46,489.1	46,489.1
Liabilities:				
Investment contract liabilities:				
With a fixed maturity	1,222.4	1,369.1	1,313.2	1,311.5
Without a fixed maturity	18,410.3	21,739.8	16,902.6	16,971.6
Product guarantees	221.0	221.0	3.0	3.0
Fixed Indexed Annuities	16.3	16.3	5.6	5.6
Derivatives	360.0	360.0	280.3	280.3

The following disclosures are made in accordance with the requirements of ASC Topic 825 which requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates, in many cases, could not be realized in immediate settlement of the instrument.

ASC Topic 825 excludes certain financial instruments, including insurance contracts, and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The following valuation methods and assumptions were used by the Company in estimating the fair value of the following financial instruments which are not carried at fair value on the Consolidated Balance Sheets, and therefore not categorized in the fair value hierarchy:

Limited partnerships/corporations: The fair value for these investments, primarily private equity fund of funds and hedge funds, is estimated based on the Net Asset Value ("NAV") as provided by the investee.

Mortgage loans on real estate: The fair values for mortgage loans on real estate are estimated using discounted cash flow analyses and rates currently being offered in the marketplace for similar loans to borrowers with similar credit ratings. Loans with similar characteristics are aggregated for purposes of the calculations.

Loan - Dutch State obligation: The fair value of the Dutch State loan obligation is estimated utilizing discounted cash flows from the Dutch Strip Yield Curve.

Policy loans: The fair value of policy loans is equal to the carrying, or cash surrender, value of the loans. Policy loans are fully collateralized by the account value of the associated insurance contracts.

Investment contract liabilities (included in Future policy benefits and claims reserves):

With a fixed maturity: Fair value is estimated by discounting cash flows, including associated expenses for maintaining the contracts, at rates, which are market risk-free rates augmented by credit spreads on current Company credit default swaps. The augmentation is present to account for non-performance risk. A margin for non-financial risks associated with the contracts is also included.

Without a fixed maturity: Fair value is estimated as the mean present value of stochastically modeled cash flows associated with the contract liabilities relevant to both the contract holder and to the Company. Here, the stochastic valuation scenario set is consistent with current market parameters, and discount is taken using stochastically evolving short risk-free rates in the scenarios augmented by credit spreads on current Company debt. The augmentation in the discount is present to account for non-performance risk. Margins for non-financial risks associated with the contract liabilities are also included.

Notes receivable from affiliates: Estimated fair value of the Company's notes receivable from affiliates is based upon discounted future cash flows using a discount rate approximating the current market rate.

Fair value estimates are made at a specific point in time, based on available market information and judgments about various financial instruments, such as estimates of

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

timing and amounts of future cash flows. Such estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument, nor do they consider the tax impact of the realization of unrealized capital gains (losses). In many cases, the fair value estimates cannot be substantiated by comparison to independent markets, nor can the disclosed value be realized in immediate settlement of the instruments. In evaluating the Company's management of interest rate, price, and liquidity risks, the fair values of all assets and liabilities should be taken into consideration, not only those presented above.

Mortgage Loans on Real Estate

The Company's mortgage loans on real estate are summarized as follows at December 31, 2011 and 2010.

	2011	2010
Total commercial mortgage loans	$ 2,374.8	$ 1,844.1
Collective valuation allowance	(1.3)	(1.3)
Total net commercial mortgage loans	$ 2,373.5	$ 1,842.8

As of December 31, 2011, all commercial mortgage loans are held-for-investment. The Company diversifies its commercial mortgage loan portfolio by geographic region and property type to reduce concentration risk. The Company manages risk when originating commercial mortgage loans by generally lending only up to 75% of the estimated fair value of the underlying real estate. Subsequently, the Company continuously evaluates all mortgage loans based on relevant current information including an appraisal of loan-specific credit quality, property characteristics and market trends. Loan performance is monitored on a loan-specific basis through the review of submitted appraisals, operating statements, rent revenues and annual inspection reports, among other items. This review ensures properties are performing at a consistent and acceptable level to secure the debt.

The Company has established a collective valuation allowance for probable incurred, but not specifically identified, losses related to factors inherent in the lending process. The collective valuation allowance is determined based on historical loss rates as adjusted by current economic information for all loans that are not determined to have an individually-assessed loss.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The changes in the collective valuation allowance were as follows for the years ended December 31, 2011 and 2010.

	2011	2010
Collective valuation allowance for losses, beginning of year	$ 1.3	$ 2.0
Addition to / (release of) allowance for losses	-	(0.7)
Collective valuation allowance for losses, end of year	$ 1.3	$ 1.3

The commercial mortgage loan portfolio is the recorded investment, prior to collective valuation allowances, by the indicated loan-to-value ratio and debt service coverage ratio, as reflected in the following tables at December 31, 2011 and 2010.

	2011[1]	2010[1]
Loan-to-Value Ratio:		
0% - 50%	$ 552.4	$ 536.4
50% - 60%	771.5	564.6
60% - 70%	908.2	610.1
70% - 80%	125.2	113.9
80% - 90%	17.5	19.1
Total Commercial Mortgage Loans	$ 2,374.8	$ 1,844.1

[1] Balances do not include allowance for mortgage loan credit losses.

	2011[1]	2010[1]
Debt Service Coverage Ratio:		
Greater than 1.5x	$ 1,600.1	$ 1,270.0
1.25x - 1.5x	408.1	182.1
1.0x - 1.25x	286.7	191.8
Less than 1.0x	79.9	137.4
Mortgages secured by loans on land or construction loans	-	62.8
Total Commercial Mortgage Loans	$ 2,374.8	$ 1,844.1

[1] Balances do not include allowance for mortgage loan credit losses.

The Company believes it has a high quality mortgage loan portfolio with substantially all of commercial mortgages classified as performing. The Company defines delinquent commercial mortgage loans consistent with industry practice as 60 days past due. There were no impairments taken on the mortgage loan portfolio for the year ended December 31, 2011. As of December 31, 2010 and 2009, there was a $1.0 and $10.3 impairment taken on the mortgage loan portfolio, respectively. As of December 31, 2011, all mortgage loans in the Company's portfolio were current with respect to principal and interest. The Company's policy is to recognize interest income until a loan becomes 90 days delinquent or foreclosure proceedings are commenced, at which point interest accrual is discontinued. Interest accrual is not resumed until past due payments are brought current.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Due to challenges that the economy presents to the commercial mortgage market, effective with the third quarter of 2009, the Company recorded an allowance for probable incurred, but not specifically identified, losses related to factors inherent in the lending process. At December 31, 2011 and 2010, the Company had a $1.3 allowance for mortgage loan credit losses.

All commercial mortgages are evaluated for the purpose of quantifying the level of risk. Those loans with higher risk are placed on a watch list and are closely monitored for collateral deficiency or other credit events that may lead to a potential loss of principal or interest. If the value of any mortgage loan is determined to be impaired (i.e., when it is probable that the Company will be unable to collect on all amounts due according to the contractual terms of the loan agreement), the carrying value of the mortgage loan is reduced to either the present value of expected cash flows from the loan, discounted at the loan's effective interest rate, or fair value of the collateral.

The carrying values and unpaid principal balances (prior to any charge-off) of impaired commercial mortgage loans were as follows for the years ended December 31, 2011 and 2010.

	2011	2010
Impaired loans without valuation allowances	$ 5.8	$ 9.5
Unpaid principal balance of impaired loans	$ 7.3	$ 12.0

The following is information regarding impaired loans, restructured loans, loans 90 days or more past due and loans in the process of foreclosure for the years ended December 31, 2011, 2010, and 2009.

	2011	2010	2009
Impaired loans, average investment during the period	$ 7.7	$ 15.3	$ 10.5
Interest income recognized on impaired loans, on an accrual basis	0.6	0.9	0.6
Interest income recognized on impaired loans, on a cash basis	0.6	1.0	0.4
Loans in foreclosure, at amortized cost	-	-	5.8

For the years ended December 31, 2011 and 2010, there were no Restructured loans, Interest income recognized on restructured loans, Loans 90 days or more past due, interest no longer accruing, at amortized cost, Loans in foreclosure, at amortized cost, and Unpaid principal balance of loans 90 days or more past due, interest no longer accruing.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Troubled Debt Restructuring

The Company has high quality, well performing portfolios of commercial mortgage loans and private placements. Under certain circumstances, modifications to these contracts are granted. Each modification is evaluated as to whether a troubled debt restructuring has occurred. A modification is a troubled debt restructure when the borrower is in financial difficulty and the creditor makes concessions. Generally, the types of concessions may include: reduction of the face amount or maturity amount of the debt as originally stated, reduction of the contractual interest rate, extension of the maturity date at an interest rate lower than current market interest rates and/or reduction of accrued interest. The Company considers the amount, timing and extent of the concession granted in determining any impairment or changes in the specific valuation allowance recorded in connection with the troubled debt restructuring. A valuation allowance may have been recorded prior to the quarter when the loan is modified in a troubled debt restructuring. Accordingly, the carrying value (net of the specific valuation allowance) before and after modification through a troubled debt restructuring may not change significantly, or may increase if the expected recovery is higher than the pre-modification recovery assessment. For the year ended December 31, 2011, the Company had one private placement troubled debt restructuring with a pre-modification and post-modification carrying value of $13.0 and $12.9, respectively.

During the twelve months ended December 31, 2011, the Company had no loans modified in a troubled debt restructuring with a subsequent payment default.

Derivative Financial Instruments

See the Business, Basis of Presentation and Significant Accounting Policies note to these Consolidated Financial Statements for disclosure regarding the Company's purpose for entering into derivatives and the policies on valuation and classification of derivatives. The Company enters into the following derivatives:

Interest rate caps: Interest rate caps are used to manage the interest rate risk in the Company's fixed maturity portfolio. Interest rate caps are purchased contracts that are used by the Company to hedge annuity products against rising interest rates.

Interest rate swaps: Interest rate swaps are used to manage the interest rate risk in the Company's fixed maturity portfolio, as well as the Company's liabilities. Interest rate swaps represent contracts that require the exchange of cash flows at regular interim periods, typically monthly or quarterly.

Foreign exchange swaps: Foreign exchange swaps are used to reduce the risk of a change in the value, yield, or cash flow with respect to invested assets. Foreign exchange swaps represent contracts that require the exchange of foreign currency cash flows for U.S. dollar cash flows at regular interim periods, typically quarterly or semi-annually.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Credit default swaps: Credit default swaps are used to reduce the credit loss exposure with respect to certain assets that the Company owns, or to assume credit exposure on certain assets that the Company does not own. Payments are made to or received from the counterparty at specified intervals and amounts for the purchase or sale of credit protection. In the event of a default on the underlying credit exposure, the Company will either receive an additional payment (purchased credit protection) or will be required to make an additional payment (sold credit protection) equal to par minus recovery value of the swap contract.

Forwards: Certain forwards are acquired to hedge certain CMO assets held by the Company against movements in interest rates, particularly mortgage rates. On the settlement date, the Company will either receive a payment (interest rate drops on purchased forwards or interest rate rises on sold forwards) or will be required to make a payment (interest rate rises on purchased forwards or interest rate drops on sold forwards).

Futures: Futures contracts are used to hedge against a decrease in certain equity indices. Such decreases may result in a decrease in variable annuity account values, which would increase the possibility of the Company incurring an expense for guaranteed benefits in excess of account values. The futures income would serve to offset these effects. Futures contracts are also used to hedge against an increase in certain equity indices. Such increases may result in increased payments to contract holders of fixed indexed annuity contracts, and the futures income would serve to offset this increased expense.

Swaptions: Swaptions are used to manage interest rate risk in the Company's collateralized mortgage obligations portfolio. Swaptions are contracts that give the Company the option to enter into an interest rate swap at a specific future date.

Managed Custody Guarantees: The Company issued certain credited rate guarantees on externally managed variable bond funds that represent stand alone derivatives. The market value is partially determined by, among other things, levels of or changes in interest rates, prepayment rates, and credit ratings/spreads.

Embedded derivatives: The Company also has issued certain retail annuity products, that contain embedded derivatives whose market value is at least partially determined by, among other things, levels of or changes in domestic and/or foreign interest rates (short-term or long-term), exchange rates, prepayment rates, equity rates, or credit ratings/spreads.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The notional amounts and fair values of derivatives were as follows as of December 31, 2011 and 2010.

	2011			2010		
	Notional Amount	**Asset Fair Value**	**Liability Fair Value**	**Notional Amount**	**Asset Fair Value**	**Liability Fair Value**
Derivatives: Qualifying for hedge accounting[1]						
Cash flow hedges:						
Interest rate contracts	1,000.0	$ 173.9	$ -	7.2	$ 0.6	$ -
Foreign exchange contracts	-	-	-	7.2	-	0.1
Derivatives: Non-Qualifying for hedge accounting[1]						
Interest rate contracts	17,697.7	328.6	306.4	16,737.7	226.2	227.1
Foreign exchange contracts	213.4	0.7	32.4	233.0	0.7	38.4
Equity contracts	-	-	-	3.7	-	-
Credit contracts	548.4	2.6	21.2	641.4	6.7	14.7
Managed custody guarantees[2]	N/A	-	221.0	N/A	-	3.0
Embedded derivatives:						
Within retail annuity products[2]	N/A	-	16.3	N/A	-	5.6
Total		$ 505.8	$ 597.3		$ 234.2	$ 288.9

N/A - Not applicable.

[1] The fair values are reported in Derivatives or Other liabilities on the Consolidated Balance Sheets.

[2] The fair values are reported in Future policy benefits and claim reserves on the Consolidated Balance Sheets.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Net realized gains (losses) on derivatives were as follows for the years ended December 31, 2011, 2010, and 2009.

	2011	2010	2009
Derivatives:Qualifying for hedge accounting[1]			
Cash flow hedges:			
Interest rate contracts	$ -	$ -	$ -
Fair Value hedges:			
Interest rate contracts	-	-	-
Derivatives: Non-Qualifying for hedge accounting[1]			
Interest rate contracts	(53.4)	(53.4)	(178.8)
Foreign exchange contracts	(0.7)	7.4	(23.3)
Equity contracts	(0.5)	0.5	(49.0)
Credit contracts	(4.8)	8.9	(16.5)
Managed custody guarantees[2]	1.1	4.1	34.0
Embedded derivatives:			
Within retail annuity products[2]	(217.2)	5.2	185.4
Total	$ (275.5)	$ (27.3)	$ (48.2)

[1] Changes in value for effective fair value hedges are recorded in Net realized capital gains (losses). Changes in fair value upon disposal for effective cash flow hedges are recorded in Net realized capital gains (losses) on the Consolidated Statements of Operations.

[2] Changes in value are included in Interest credited and other benefits to contract owners on the Consolidated Statements of Operations.

Credit Default Swaps

The Company has entered into various credit default swaps. When credit default swaps are sold, the Company assumes credit exposure to certain assets that it does not own. Credit default swaps may also be purchased to reduce credit exposure in the Company's portfolio. Credit default swaps involve a transfer of credit risk from one party to another in exchange for periodic payments. These instruments are typically written for a maturity period of five years and do not contain recourse provisions, which would enable the seller to recover from third parties. The Company has International Swaps and Derivatives Association, Inc. ("ISDA") agreements with each counterparty with which it conducts business and tracks the collateral positions for each counterparty. To the extent cash collateral is received, it is included in Payables under securities loan agreement, including collateral held, on the Consolidated Balance Sheets and is reinvested in short-term investments. Collateral held is used in accordance with the Credit Support Annex ("CSA") to satisfy any obligations. Investment grade bonds owned by the Company are the source of noncash collateral posted, which is reported in Securities pledged on the Consolidated Balance Sheets. In the event of a default on the underlying credit exposure, the Company will either receive an additional payment (purchased credit protection) or will be required to make an additional payment (sold credit protection) equal to par minus recovery value of the swap contract. At December 31, 2011, the fair value of credit default swaps of $2.6 and $21.2 was included in Derivatives and Other liabilities,

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

respectively, on the Consolidated Balance Sheets. At December 31, 2010, the fair value of credit default swaps of $6.7 and $14.7 was included in Derivatives and Other liabilities, respectively, on the Consolidated Balance Sheets. As of December 31, 2011 and 2010, the maximum potential future exposure to the Company on the sale of credit protection under credit default swaps was $518.3 and $625.6, respectively.

4.   Deferred Policy Acquisition Costs and Value of Business Acquired

Beginning in the first quarter of 2011, the Company implemented a reversion to the mean technique of estimating its short-term equity market return assumptions. This change in estimate was applied prospectively in first quarter 2011. The reversion to the mean technique is a common industry practice in which DAC and VOBA unlocking for short-term equity returns only occurs if equity market performance falls outside established parameters.

Activity within DAC was as follows for the years ended December 31, 2011, 2010, and 2009.

	2011	2010	2009
Balance at January 1	$ 896.9	$ 848.2	$ 1,021.3
Deferrals of commissions and expenses	152.3	142.2	108.2
Amortization:			
Amortization	(179.0)	(77.0)	(39.3)
Interest accrued at 4% to 7%	69.5	64.6	58.0
Net amortization included in			
Consolidated Statements of Operations	(109.5)	(12.4)	18.7
Change in unrealized capital gains/losses on			
available-for-sale securities	(177.5)	(81.1)	(300.0)
Balance at December 31	$ 762.2	$ 896.9	$ 848.2

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Activity within VOBA was as follows for the years ended December 31, 2011, 2010, and 2009.

	2011	2010	2009
Balance at January 1	$ 842.5	$ 1,045.1	$ 1,676.7
Deferrals of commissions and expenses	11.4	23.6	40.4
Amortization:			
Amortization	(123.9)	(8.7)	(170.5)
Interest accrued at 4% to 7%	78.0	74.3	72.2
Net amortization included in			
Consolidated Statements of Operations	(45.9)	65.6	(98.3)
Change in unrealized capital gains/losses on			
available-for-sale securities	(162.5)	(291.8)	(573.7)
Balance at December 31	$ 645.5	$ 842.5	$ 1,045.1

The estimated amount of VOBA amortization expense, net of interest, is $42.4, $56.4, $55.5, $56.0, and $55.1, for the years 2012, 2013, 2014, 2015, and 2016, respectively. Actual amortization incurred during these years may vary as assumptions are modified to incorporate actual results.

5. Capital Contributions, Dividends and Statutory Information

ILIAC's ability to pay dividends to its parent is subject to the prior approval of insurance regulatory authorities of the State of Connecticut for payment of any dividend, which, when combined with other dividends paid within the preceding twelve months, exceeds the greater of (1) ten percent (10.0%) of ILIAC's earned statutory surplus at the prior year end or (2) ILIAC's prior year statutory net gain from operations. Connecticut law also prohibits a Connecticut insurer from declaring or paying a dividend except out of its earned surplus unless prior insurance regulatory approval is obtained.

During the year ended December 31, 2011, ILIAC did not pay any dividends on its common stock to its Parent. During the year ended December 31, 2010, ILIAC paid a $203.0 dividend on its common stock to its Parent. During the year ended December 31, 2009, ILIAC did not pay any dividends on its common stock to its Parent. On December 22, 2011 and October 30, 2010, IFA paid a $65.0 and $60.0, respectively, dividend to ILIAC, its parent, which was eliminated in consolidation.

During the year ended December 31, 2011, ILIAC received capital contributions of $201.0 in the aggregate from its Parent. During the year ended December 31, 2010, ILIAC did not receive any capital contributions from is Parent. On November 12, 2008, ING issued to the Dutch State non-voting Tier 1 securities for a total consideration of EUR 10 billion. On February 24, 2009, $2.2 billion was contributed to direct and indirect insurance company subsidiaries of ING AIH, of which $365.0 was contributed to the

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Company. The contribution was comprised of the proceeds from the investment by the Dutch State and the redistribution of currently existing capital within ING.

The State of Connecticut Insurance Department (the "Department") recognizes as net income and capital and surplus those amounts determined in conformity with statutory accounting practices prescribed or permitted by the Department, which differ in certain respects from accounting principles generally accepted in the United States. Statutory net income (loss) was $194.4, $66.0, and $271.6, for the years ended December 31, 2011, 2010, and 2009, respectively. Statutory capital and surplus was $1.9 billion and $1.7 billion as of December 31, 2011 and 2010, respectively. As specifically prescribed by statutory accounting practices, statutory surplus as of December 31, 2010 included the impact of the $150.0 capital contribution received by ILIAC from its Parent on February 18, 2011.

Effective for December 31, 2009, the Company adopted Actuarial Guideline 43, Variable Annuity Commissioners Annuity Reserve Valuation Method ("AG43"). The NAIC replaced the existing formula-based reserve standard methodology (AG34, Death Benefits and AG39, Living Benefits) with a stochastic principles-based methodology (AG43) for determining reserves for all individual variable annuity contracts with and without guaranteed benefits and all group annuity contracts with guarantees issued on or after January 1, 1981. Variable payout annuity contracts are also subject to AG43. There is no cumulative effect of adopting AG43. Reserves calculated using AG43 were higher than reserves calculated under AG34 and AG39 by $69.1 at December 31, 2010. Where the application of AG43 produces higher reserves than the Company had otherwise established under AG43 and AG39, the Company may request a grade-in period, not to exceed three years, from the domiciliary commissioner. The grading shall be done only on reserves on the contracts in-force as of the current year. The reserves under the old basis and the new basis shall be compared each year with two-thirds of the difference subtracted from the reserve under the new basis at December 31, 2009 and one-third of the difference subtracted from the new basis at December 31, 2010 and the remaining third recorded in 2011. The Company did elect the grade-in provision. The reserves at December 31, 2011 reflect the full impact of adoption of AG43.

Effective December 31, 2009, the Company adopted SSAP No. 10R, Income Taxes, for its statutory basis of accounting. This statement requires the Company to calculate admitted deferred tax assets based upon what is expected to reverse within one year with a cap on the admitted portion of the deferred tax asset of 10% of capital and surplus for its most recently filed statement. If the Company's risk-based capital ("RBC") levels, after reflecting the above limitation, exceeds 250% of the authorized control level, the statement increases the limitation on admitted deferred tax assets from what is expected to reverse in one year to what is expected to reverse over the next three years and increases the cap on the admitted portion of the deferred tax asset from 10% of capital and surplus for its most recently filed statement to 15%. Other revisions in the statement include requiring the Company to reduce the gross deferred tax asset by a statutory

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

valuation allowance adjustment if, based on the weight of available evidence, it is more likely than not (a likelihood of more than 50%) that some portion of or all of the gross deferred tax assets will not be realized. To temper this positive RBC impact, and as a temporary measure at December 31, 2009 only, a 5% pre-tax RBC charge was required to be applied to the additional admitted deferred tax assets generated by SSAP 10R. The adoption for 2009 had a December 31, 2009 sunset; however, during 2010, the 2009 adoption, including the 5% pre-tax RBC charge, was extended through December 31, 2011. The effects on the Company's statutory financial statements of adopting this change in accounting principle were increases to total assets and capital and surplus of $86.7 and $68.9 as of December 31, 2011 and 2010, respectively. This adoption had no impact on total liabilities or net income.

6.   Additional Insurance Benefits and Minimum Guarantees

The Company calculates an additional liability for certain GMDBs and other minimum guarantees in order to recognize the expected value of these benefits in excess of the projected account balance over the accumulation period based on total expected assessments.

The Company regularly evaluates estimates used to adjust the additional liability balance, with a related charge or credit to benefit expense, if actual experience or other evidence suggests that earlier assumptions should be revised.

As of December 31, 2011, the account value for the separate account contracts with guaranteed minimum benefits was $7.9 billion. The additional liability recognized related to minimum guarantees was $5.4. As of December 31, 2010, the account value for the separate account contracts with guaranteed minimum benefits was $6.1 billion. The additional liability recognized related to minimum guarantees was $4.4.

The aggregate fair value of equity securities, including mutual funds, supporting separate accounts with additional insurance benefits and minimum investment return guarantees as of December 31, 2011 and 2010, was $7.9 billion and $6.1 billion, respectively.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

7.   Income Taxes

Income tax expense (benefit) consisted of the following for the years ended December 31, 2011, 2010, and 2009.

	2011	2010	2009
Current tax expense (benefit):			
Federal	$ 60.3	$ 73.2	$ 27.5
State	-	-	(0.9)
Total current tax expense	60.3	73.2	26.6
Deferred tax expense (benefit):			
Federal	(56.5)	67.6	23.0
Total deferred tax expense (benefit)	(56.5)	67.6	23.0
Total income tax expense	$ 3.8	$ 140.8	$ 49.6

Income taxes were different from the amount computed by applying the federal income tax rate to income before income taxes for the following reasons for the years ended December 31, 2011, 2010, and 2009.

	2011	2010	2009
Income before income taxes	$ 340.4	$ 577.7	$ 403.5
Tax rate	35.0%	35.0%	35.0%
Income tax expense at federal statutory rate	119.1	202.2	141.2
Tax effect of:			
Dividend received deduction	(37.0)	(23.3)	(2.6)
Tax valuation allowance	(87.0)	(13.7)	(92.2)
State audit settlement	-	-	(1.2)
IRS audit settlement	3.7	(26.8)	(0.1)
State tax expense	-	0.6	0.1
Other	5.0	1.8	4.4
Income tax expense	$ 3.8	$ 140.8	$ 49.6

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Temporary Differences

The tax effects of temporary differences that give rise to Deferred tax assets and Deferred tax liabilities at December 31, 2011 and 2010, are presented below.

		2011		2010
Deferred tax assets:				
Insurance reserves	$	269.6	$	187.1
Investments		89.2		112.5
Postemployment benefits		97.1		83.7
Compensation		22.9		45.9
Other		22.5		22.1
Total gross assets before valuation allowance		501.3		451.3
Less: valuation allowance		(11.1)		(120.1)
Assets, net of valuation allowance		490.2		331.2
Deferred tax liabilities:				
Net unrealized gain		(288.2)		(71.9)
Value of business acquired		(398.4)		(410.5)
Deferred policy acquisition costs		(326.5)		(315.7)
Total gross liabilities		(1,013.1)		(798.1)
Net deferred income tax liability	$	(522.9)	$	(466.9)

Valuation allowances are provided when it is considered more likely than not that deferred tax assets will not be realized. At December 31, 2011, the Company did not have a tax valuation allowance related to realized and unrealized capital losses. At December 31, 2010, the Company had a tax valuation allowance of $109.0 related to realized and unrealized capital losses. As of December 31, 2011 and 2010, the Company had full tax valuation allowances of $11.1 related to foreign tax credits, the benefit of which is uncertain. The change in net unrealized capital gains (losses) includes an increase (decrease) in the tax valuation allowance of $(22.0), $(68.7), and $(38.3) for the years ended December 31, 2011, 2010, and 2009, respectively.

Tax Sharing Agreement

The Company had a payable to ING AIH of $1.3 and $49.3 for federal income taxes as of December 31, 2011 and 2010, respectively, for federal income taxes under the intercompany tax sharing agreement.

The results of the Company's operations are included in the consolidated tax return of ING AIH. Generally, the Company's consolidated financial statements recognize the current and deferred income tax consequences that result from the Company's activities during the current and preceding periods pursuant to the provisions of Income Taxes (ASC 740) as if the Company were a separate taxpayer rather than a member of ING AIH's consolidated income tax return group with the exception of any net operating loss carryforwards and capital loss carryforwards, which are recorded pursuant to the tax

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

sharing agreement. The Company's tax sharing agreement with ING AIH states that for each taxable year during which the Company is included in a consolidated federal income tax return with ING AIH, ING AIH will pay to the Company an amount equal to the tax benefit of the Company's net operating loss carryforwards and capital loss carryforwards generated in such year, without regard to whether such net operating loss carryforwards and capital loss carryforwards are actually utilized in the reduction of the consolidated federal income tax liability for any consolidated taxable year.

Unrecognized Tax Benefits

Reconciliations of the change in the unrecognized income tax benefits for the years ended December 31, 2011 and 2010 are as follows:

	2011	2010
Balance at beginning of period	$ 23.0	$ 12.8
Additions for tax positions related to prior years	4.5	36.2
Reductions for tax positions related to prior years	(4.5)	(25.8)
Reductions for settlements with taxing authorities	(23.0)	(0.2)
Balance at end of period	$ -	$ 23.0

The Company had no unrecognized tax benefits as of December 31, 2011 and 2010, which would affect the Company's effective tax rate if recognized.

Interest and Penalties

The Company recognizes accrued interest and penalties related to unrecognized tax benefits in Current income taxes and Income tax expense on the Consolidated Balance Sheets and the Consolidated Statements of Operations, respectively. The Company had no accrued interest as of December 31, 2011 and 2010. The decrease during the tax period ended December 31, 2011 is primarily related to the settlement of the 2009 federal audit.

Tax Regulatory Matters

In March 2011, the Internal Revenue Service ("IRS") completed its examination of the Company's returns through tax year 2009. In the provision for the year ended December 31, 2011, the Company reflected an increase in the tax expense based on the results of the IRS examination and monitoring the activities of the IRS with respect to certain issues with other taxpayers and the merits of the Company's position.

The Company is currently under audit by the IRS for tax years 2010 through 2012, and it is expected that the examination of tax year 2010 will be finalized within the next twelve months. The Company and the IRS have agreed to participate in the Compliance Assurance Program ("CAP") for the tax years 2010 through 2012.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

8.   Benefit Plans

Defined Benefit Plan

ING North America Insurance Corporation ("ING North America") sponsors the ING Americas Retirement Plan (the "Retirement Plan"), effective as of December 31, 2001. Substantially all employees of ING North America and its affiliates (excluding certain employees) are eligible to participate, including the Company's employees other than Company agents. The Retirement Plan was amended and restated effective January 1, 2008. The Retirement Plan was also amended on July 1, 2008, related to the admission of the employees from the acquisition of CitiStreet LLC ("CitiStreet") by Lion, and ING North America filed a request for a determination letter on the qualified status of the Retirement Plan, but has not yet received a favorable determination letter. Additionally, effective January 1, 2009, the Retirement Plan was amended to provide that anyone hired or rehired by the Company on or after January 1, 2009, would not be eligible to participate in the Retirement Plan.

Beginning January 1, 2012, the Retirement Plan will use a cash balance pension formula instead of a final average pay ("FAP") formula, allowing all eligible employees to participate in the Retirement Plan. Participants will earn an annual credit equal to 4% of eligible pay. Interest is credited monthly based on a 30-year U.S. Treasury securities bond rate published by the Internal Revenue Service in the preceding August of each year. The accrued vested cash balance benefit is portable; participants can take it when they leave the Company's employ. For participants in the Retirement Plan as of December 31, 2011, there will be a two-year transition period from the Retirement Plan's current FAP formula to the cash balance pension formula. Due to ASC Topic 715 requirements, the accounting impact of the change in the Retirement Plan was recognized upon Board approval November 10, 2011. This change had no material impact on the Consolidated Financial Statements.

The Retirement Plan is a tax-qualified defined benefit plan, the benefits of which are guaranteed (within certain specified legal limits) by the Pension Benefit Guaranty Corporation ("PBGC"). As of January 1, 2002, each participant in the Retirement Plan earns a benefit under a FAP formula. Subsequent to December 31, 2001, ING North America is responsible for all Retirement Plan liabilities. The costs allocated to the Company for its employees' participation in the Retirement Plan were $24.6, $27.2, and $22.3 for the years ended December 31, 2011, 2010, and 2009, respectively, and are included in Operating expenses in the Consolidated Statements of Operations.

Defined Contribution Plan

ING North America sponsors the ING Americas Savings Plan and ESOP (the "Savings Plan"). Substantially all employees of ING North America and its affiliates (excluding

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

certain employees, including but not limited to Career Agents) are eligible to participate, including the Company's employees other than Company agents. Career Agents are certain, full-time insurance salespeople who have entered into a career agent agreement with the Company and certain other individuals who meet specified eligibility criteria. The Savings Plan is a tax-qualified defined contribution retirement plan, which includes an employee stock ownership plan ("ESOP") component. The Savings Plan was amended and restated effective January 1, 2008 and subsequently amended on July 1, 2008, with respect to the admission of employees from the acquisition of CitiStreet by Lion. The Savings Plan was most recently amended effective January 1, 2011 to permit Roth 401(k) contributions to be made to the Plan. ING North America filed a request for a determination letter on the qualified status of the Plan and received a favorable determination letter dated May 19, 2009. Savings Plan benefits are not guaranteed by the PBGC. The Savings Plan allows eligible participants to defer into the Savings Plan a specified percentage of eligible compensation on a pre-tax basis. ING North America matches such pre-tax contributions, up to a maximum of 6.0% of eligible compensation. Matching contributions are subject to a 4-year graded vesting schedule (although certain specified participants are subject to a 5-year graded vesting schedule). All contributions made to the Savings Plan are subject to certain limits imposed by applicable law. The cost allocated to the Company for the Savings Plan were $9.8, $10.7, and $8.9, for the years ended December 31, 2011, 2010, and 2009, respectively, and are included in Operating expenses in the Consolidated Statements of Operations.

Non-Qualified Retirement Plans

Through December 31, 2001, the Company, in conjunction with ING North America, offered certain eligible employees (other than Career Agents) a Supplemental Executive Retirement Plan and an Excess Plan (collectively, the "SERPs"). Benefit accruals under Aetna Financial Services SERPs ceased, effective as of December 31, 2001 and participants begin accruing benefits under ING North America SERPs. Benefits under the SERPs are determined based on an eligible employee's years of service and average annual compensation for the highest five years during the last ten years of employment.

Effective December 31, 2011, the Supplemental Executive Retirement Plan was amended to coordinate with the amendment of the Retirement Plan from its current final average pay formula to a cash balance formula.

The Company, in conjunction with ING North America, sponsors the Pension Plan for Certain Producers of ING Life Insurance and Annuity Company (formerly the Pension Plan for Certain Producers of Aetna Life Insurance and Annuity Company) (the "Agents Non-Qualified Plan"). This plan covers certain full-time insurance salespeople who have entered into a career agent agreement with the Company and certain other individuals who meet the eligibility criteria specified in the plan ("Career Agents"). The Agents Non-Qualified Plan was terminated effective January 1, 2002. In connection with the termination, all benefit accruals ceased and all accrued benefits were frozen.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The SERPs and Agents Non-Qualified Plan, are non-qualified defined benefit pension plans, which means all the SERPs benefits are payable from the general assets of the Company and Agents Non-Qualified Plan benefits are payable from the general assets of the Company and ING North America. These non-qualified defined benefit pension plans are not guaranteed by the PBGC.

Obligations and Funded Status

The following table summarizes the benefit obligations, fair value of plan assets, and funded status, for the SERPs and Agents Non-Qualified Plan, for the years ended December 31, 2011 and 2010.

	2011	2010
Change in Projected Benefit Obligation:		
Projected benefit obligation, January 1	$ 96.8	$ 90.2
Interest cost	5.0	5.1
Benefits paid	(8.4)	(10.1)
Actuarial gain on obligation	18.4	11.6
Plan adjustments	(8.8)	-
Curtailments or settlements	(4.3)	-
Projected benefit obligation, December 31	$ 98.7	$ 96.8
Fair Value of Plan Assets:		
Fair value of plan assets, December 31	$ -	$ -

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Amounts recognized in the Consolidated Balance Sheets consist of:

	2011	2010
Accrued benefit cost	$ (98.7)	$ (96.8)
Accumulated other comprehensive income	34.0	30.0
Net amount recognized	$ (64.7)	$ (66.8)

Assumptions

The weighted-average assumptions used in the measurement of the December 31, 2011 and 2010 benefit obligation for the SERPs and Agents Non-Qualified Plan, were as follows:

	2011	2010
Discount rate at end of period	4.75%	5.50%
Rate of compensation increase	3.00%	3.00%

In determining the discount rate assumption, the Company utilizes current market information provided by its plan actuaries, including a discounted cash flow analysis of the Company's pension obligation and general movements in the current market environment. The discount rate modeling process involves selecting a portfolio of high quality, noncallable bonds that will match the cash flows of the Retirement Plan. Based upon all available information, it was determined that 4.75% was the appropriate discount rate as of December 31, 2011, to calculate the Company's accrued benefit liability.

The weighted-average assumptions used in calculating the net pension cost were as follows:

	2011	2010	2009
Discount rate	5.50%	6.00%	6.00%
Rate of increase in compensation levels	3.00%	3.00%	1.50%

Since the benefit plans of the Company are unfunded, an assumption for return on plan assets is not required.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Net Periodic Benefit Costs

Net periodic benefit costs for the SERPs and Agents Non-Qualified Plan, for the years ended December 31, 2011, 2010, and 2009, were as follows:

	2011	2010	2009
Interest cost	$ 5.0	$ 5.1	$ 5.3
Net actuarial loss recognized in the year	3.4	2.6	2.1
Unrecognized past service cost recognized in the year	-	0.1	0.1
The effect of any curtailment or settlement	2.2	-	0.1
Net periodic benefit cost	$ 10.6	$ 7.8	$ 7.6

Cash Flows

In 2012, the employer is expected to contribute $8.8 to the SERPs and Agents Non-Qualified Plan. Future expected benefit payments related to the SERPs, and Agents Non-Qualified Plan, for the years ended December 31, 2012 through 2016, and thereafter through 2021, are estimated to be $8.8, $7.9, $6.9, $5.7, $5.3, and $26.5, respectively.

Stock Option and Share Plans

Through 2010, ING sponsored the ING Group Long-Term Equity Ownership Plan ("leo"), which provides employees of the Company who are selected by the ING Executive Board with options and/or performance shares. The terms applicable to an award under leo are set out in an award agreement, which is signed by the participant when he or she accepts the award.

Options granted under leo are nonqualified options on ING shares in the form of American Depository Receipts ("ADRs"). Leo options have a ten (10) year term and vest three years from the grant date. Options awarded under leo may vest earlier in the event of the participant's death, permanent disability or retirement. Retirement for purposes of leo means a participant terminates service after attaining age 55 and completing 5 years of service. Early vesting in all or a portion of a grant of options may also occur in the event the participant is terminated due to redundancy or business divestiture. Unvested options are generally subject to forfeiture when a participant voluntarily terminates employment or is terminated for cause (as defined in leo). Upon vesting, participants generally have up to seven years in which to exercise their vested options. A shorter exercise period applies in the event of termination due to redundancy, business divestiture, voluntary termination or termination for cause. An option gives the recipient the right to purchase an ING share in the form of ADRs at a price equal to the fair market value of one ING share on the date of grant. On exercise, participant's have three options (i) retain the shares and remit a check for applicable taxes due on exercise, (ii) request the administrator to remit a cash payment for the value of the options being exercised, less applicable taxes, or (iii) retain some of the shares and have the administrator liquidate

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

sufficient shares to satisfy the participant's tax obligation. The amount is converted from Euros to U.S. dollars based on the daily average exchange rate between the Euro and the U.S. dollar, as determined by ING.

Awards of performance shares may also be made under leo. Performance shares are a contingent grant of ING stock, and, on vesting, the participant has the right to receive a cash amount equal to the closing price per ING share on the Euronext Amsterdam Stock Market on the vesting date times the number of vested Plan shares. Performance shares generally vest three years from the date of grant, with the amount payable based on ING's share price on the vesting date. Payments made to participants on vesting are based on the performance targets established in connection with leo and payments can range from 0% to 200% of target. Performance is based on ING's total shareholder return relative to a peer group as determined at the end of the vesting period. To vest, a participant must be actively employed on the vesting date, although immediate vesting will occur in the event of the participant's death, disability or retirement. If a participant is terminated due to redundancy or business divestiture, vesting will occur but in only a portion of the award. Unvested shares are generally subject to forfeiture when an employee voluntarily terminates employment or is terminated for cause (as defined in leo). Upon vesting, participants have three options (i) retain the shares and remit a check for applicable taxes due on exercise, (ii) request the administrator to remit a cash payment for the value of the shares, less applicable taxes, or (iii) retain some of the shares and have the administrator liquidate sufficient shares to satisfy the participant's tax obligation. The amount is converted from Euros to U.S. dollars based on the daily average exchange rate between the Euro and the U.S. dollar, as determined by ING.

Commencing in 2011, ING introduced a new long-term equity and deferred bonus plan, the Long-Term Sustainable Performance Plan ("LSPP"). The terms applicable to an award under the LSPP will be set out in a grant agreement which is signed by the participant when he or she accepts the award. The LSPP will provide employees of the Company who are selected by the ING Executive Board with performance shares and will also require deferral of discretionary incentive bonus awards in excess of EUR 100,000. The performance shares awarded under the LSPP will be a contingent grant of ING ADR units and on settlement, the participant will have the right to either receive ING ADR units in kind or a cash amount equal to the closing price per ING share on the Euronext Amsterdam Stock Market on the settlement date times the number of vested ADR units, subject to achievement during the vesting period of performance targets based on return of equity and employee engagement. The excess bonus amount will be held in deferred ING ADR units or in a deferred cash account, or some combination thereof, depending on the total amount of the incentive bonus award, generally subject to vesting in three equal tranches over the three year period commencing on the date of incentive bonus payment. Unlike the leo plan, no options on ING shares in the form of ADRs will be granted under the LSPP. To vest in performance shares, deferred shares or deferred cash, an employee must generally be actively employed on the settlement date, although immediate full and partial vesting in the event of normal age or early retirement,

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

death or disability, or termination due to redundancy or business divestiture will occur, similar to the vesting treatment in the leo plan.

The Company was allocated from ING compensation expense for the leo options, leo performance shares and LSPP of $5.1, $3.4, and $3.7 for the years ended December 31, 2011, 2010, and 2009, respectively, primarily related to leo.

The Company recognized tax benefits of $0.8, $0.7, and $0.1 in 2011, 2010, and 2009, respectively, and $0.3 , $0.1, and $0.1, respectively, are related to leo.

In addition, the Company, in conjunction with ING North America, sponsors the following benefit plans:

- The ING 401(k) Plan for ILIAC Agents, which allows participants to defer a specified percentage of eligible compensation on a pre-tax basis. Effective January 1, 2006, the Company match equals 60% of a participant's pre-tax deferral contribution, with a maximum of 6% of the participant's eligible pay. A request for a determination letter on the qualified status of the ING 401(k) Plan for ILIAC Agents was filed with the IRS on January 1, 2008. A favorable determination letter was received dated January 5, 2011.
- The Producers' Incentive Savings Plan, which allows participants to defer up to a specified portion of their eligible compensation on a pre-tax basis. The Company matches such pre-tax contributions at specified amounts.
- The Producers' Deferred Compensation Plan, which allows participants to defer up to a specified portion of their eligible compensation on a pre-tax basis.
- Certain health care and life insurance benefits for retired employees and their eligible dependents. The post retirement health care plan is contributory, with retiree contribution levels adjusted annually and the Company subsidizes a portion of the monthly per-participant premium. Beginning August 1, 2009, the Company moved from self-insuring these costs and began to use a private-fee-for-service Medicare Advantage program for post-Medicare eligible retired participants. In addition, effective October 1, 2009, the Company no longer subsidizes medical premium costs for early retirees. This change does not impact any participant currently retired and receiving coverage under the plan or any employee who is eligible for coverage under the plan and whose employment ended before October 1, 2009. The Company continues to offer access to medical coverage until retirees become eligible for Medicare. The life insurance plan provides a flat amount of noncontributory coverage and optional contributory coverage.
- The ING Americas Supplemental Executive Retirement Plan, which is a non-qualified defined benefit restoration pension plan.
- The ING Americas Deferred Compensation Savings Plan, which is a deferred compensation plan that includes a 401(k) excess component.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The benefit charges allocated to the Company related to these plans for the years ended December 31, 2011, 2010, and 2009, were $9.9, $11.9, and $12.1, respectively.

9.   Related Party Transactions

Operating Agreements

ILIAC has certain agreements whereby it generates revenues and expenses with affiliated entities, as follows:

- Investment Advisory agreement with ING Investment Management LLC ("IIM"), an affiliate, in which IIM provides asset management, administrative, and accounting services for ILIAC's general account. ILIAC incurs a fee, which is paid quarterly, based on the value of the assets under management. For the years ended December 31, 2011, 2010, and 2009, expenses were incurred in the amounts of $22.8, $23.7, and $35.9, respectively.
- Services agreement with ING North America for administrative, management, financial, and information technology services, dated January 1, 2001 and amended effective January 1, 2002. For the years ended December 31, 2011, 2010, and 2009, expenses were incurred in the amounts of $180.6, $209.7, and $140.2, respectively.
- Services agreement between ILIAC and its U.S. insurance company affiliates dated January 1, 2001, and amended effective January 1, 2002 and December 31, 2007. For the years ended December 31, 2011, 2010, and 2009, net expenses related to the agreement were incurred in the amount of $29.8, $53.3, and $26.3, respectively.
- Service agreement with ING Institutional Plan Services, LLC ("IIPS") effective November 30, 2008 pursuant to which IIPS provides recordkeeper services to certain benefit plan clients of ILIAC. For the years ended December 31, 2011, 2010, and 2009, ILIAC's net earnings related to the agreement were in the amount of $8.4, $2.2, and $7.8, respectively.
- Intercompany agreement with IIM pursuant to which IIM agreed, effective January 1, 2010, to pay the Company, on a monthly basis, a portion of the revenues IIM earns as investment adviser to certain U.S. registered investment companies that are investment options under certain of the Company's variable insurance products. For the years ended December 31, 2011 and 2010, revenue under the IIM intercompany agreement was $24.7 and $24.1, respectively.

Management and service contracts and all cost sharing arrangements with other affiliated companies are allocated in accordance with the Company's expense and cost allocation methods. Revenues and expenses recorded as a result of transactions and agreements with affiliates may not be the same as those incurred if the Company was not a wholly-owned subsidiary of its Parent.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

DSL has certain agreements whereby it generates revenues and expenses with affiliated entities, as follows:

- Underwriting and distribution agreements with ING USA Annuity and Life Insurance Company ("ING USA") and ReliaStar Life Insurance Company of New York ("RLNY"), affiliated companies, whereby DSL serves as the principal underwriter for variable insurance products. In addition, DSL is authorized to enter into agreements with broker-dealers to distribute the variable insurance products and appoint representatives of the broker-dealers as agents. For the years ended December 31, 2011, 2010, and 2009, commissions were collected in the amount of $218.3, $220.0, and $275.3. Such commissions are, in turn, paid to broker-dealers.
- Intercompany agreements with each of ING USA, IIPS, ReliaStar Life Insurance Company and Security Life of Denver Insurance Company (individually, the "Contracting Party") pursuant to which DSL agreed, effective January 1, 2010, to pay the Contracting Party, on a monthly basis, a portion of the revenues DSL earns as investment adviser to certain U.S. registered investment companies that are either investment option under certain variable insurance products of the Contracting Party or are purchased for certain customers of the Contacting Party. For the year ended December 31, 2011 and 2010, expenses were incurred under these intercompany agreements in the aggregate amount of $207.9 and $204.5, respectively.
- Prior to January 1, 2010, DSL was a party to a service agreement with ING USA pursuant to which ING USA provided DSL with managerial and supervisory services in exchange for a fee. This service agreement was terminated as of January 1, 2010. For the year ended December 31, 2009, expenses were incurred under this service agreement in the amount of $123.2.
- Service agreement with RLNY whereby DSL receives managerial and supervisory services and incurs a fee. For the years ended December 31, 2011, 2010, and 2009, expenses were incurred under this service agreement in the amount of $3.2, $3.3, and $1.2, respectively.
- Administrative and advisory services agreements with ING Investment LLC and IIM, affiliated companies, in which DSL receives certain services for a fee. The fee for these services is calculated as a percentage of average assets of ING Investors Trust. For the years ended December 31, 2011, 2010, and 2009, expenses were incurred in the amounts of $23.3, $19.8, and $12.5, respectively.

Investment Advisory and Other Fees

Effective January 1, 2007, ILIAC's investment advisory agreement to serve as investment advisor to certain variable funds offered in Company products (collectively, the "Company Funds"), was assigned to DSL. ILIAC is also compensated by the separate accounts for bearing mortality and expense risks pertaining to variable life and annuity contracts. Under the insurance and annuity contracts, the separate accounts pay ILIAC daily fees that, on an annual basis are, depending on the product, up to 3.4% of their

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

average daily net assets. The total amount of compensation and fees received by the Company from the Company Funds and separate accounts totaled $103.2, $246.1, and $212.3, (excludes fees paid to ING Investment Management Co.) in 2011, 2010, and 2009, respectively.

DSL has been retained by ING Investors Trust ("IIT"), an affiliate, pursuant to a management agreement to provide advisory, management, administrative and other services to IIT. Under the management agreement, DSL provides or arranges for the provision of all services necessary for the ordinary operations of IIT. DSL earns a monthly fee based on a percentage of average daily net assets of IIT. DSL has entered into an administrative services subcontract with ING Fund Services, LLC, an affiliate, pursuant to which ING Fund Services, LLC, provides certain management, administrative and other services to IIT and is compensated a portion of the fees received by DSL under the management agreement. In addition to being the investment advisor of the Trust, DSL is the investment advisor of ING Partners, Inc. (the "Fund"), an affiliate. DSL and the Fund have an investment advisory agreement, whereby DSL has overall responsibility to provide portfolio management services for the Fund. The Fund pays DSL a monthly fee, net of sub advisory fees, which is based on a percentage of average daily net assets. For the years ended December 31, 2011, 2010, and 2009, revenue received by DSL under these agreements (exclusive of fees paid to affiliates) was $323.2, $314.3, and $270.0, respectively. At December 31, 2011 and 2010, DSL had $22.9 and $25.1, respectively, receivable from IIT under the management agreement.

Financing Agreements

Reciprocal Loan Agreement

The Company maintains a reciprocal loan agreement with ING AIH, an affiliate, to facilitate the handling of unanticipated short-term cash requirements that arise in the ordinary course of business. Under this agreement, which became effective in June 2001 and expires on April 1, 2016, either party can borrow from the other up to 3.0% of the Company's statutory admitted assets as of the preceding December 31. Interest on any Company borrowing is charged at the rate of ING AIH's cost of funds for the interest period, plus 0.15%. Interest on any ING AIH borrowing is charged at a rate based on the prevailing interest rate of U.S. commercial paper available for purchase with a similar duration.

Under this agreement, the Company incurred an immaterial amount of interest expense for the years ended December 31, 2011, 2010, and 2001, and earned interest income of $1.3, $0.9, and $1.0, for the years ended December 31, 2011, 2010, and 2009, respectively. Interest expense and income are included in Interest expense and Net investment income, respectively, on the Consolidated Statements of Operations. As of December 31, 2011 and 2010, the Company had an outstanding receivable of $648.0 and $304.1, respectively, with ING AIH under the reciprocal loan agreement.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Note with Affiliate

On December 29, 2004, ING USA issued a surplus note in the principal amount of $175.0 (the "Note") scheduled to mature on December 29, 2034, to ILIAC, in an offering that was exempt from the registration requirements of the Securities Act of 1933. ILIAC's $175.0 Note bears interest at a rate of 6.26% per year. Interest is scheduled to be paid semi-annually in arrears on June 29 and December 29 of each year, commencing on June 29, 2005. Interest income was $11.1 for each of the years ended December 31, 2011, 2010, and 2009.

Illiquid Assets Back-Up Facility

In the first quarter of 2009, ING reached an agreement, for itself and on behalf of certain ING affiliates including the Company, with the Dutch State on the Illiquid Assets Back-Up Facility (the "Back-Up Facility") covering 80% of ING's Alt-A RMBS. Under the terms of the Back-Up Facility, a full credit risk transfer to the Dutch State was realized on 80% of ING's Alt-A RMBS owned by ING Bank, FSB and ING affiliates within ING U.S. insurance with a book value of $36.0 billion, including book value of $802.5 of the Alt-A RMBS portfolio owned by the Company (with respect to the Company's portfolio, the "Designated Securities Portfolio") (the "ING-Dutch State Transaction"). As a result of the risk transfer, the Dutch State participates in 80% of any results of the ING Alt-A RMBS portfolio. The risk transfer to the Dutch State took place at a discount of approximately 10% of par value. In addition, under the Back-Up Facility, other fees were paid both by the Company and the Dutch State. Each ING company participating in the ING-Dutch State Transaction, including the Company remains the legal owner of 100% of its Alt-A RMBS portfolio and will remain exposed to 20% of any results on the portfolio. The ING-Dutch State Transaction closed on March 31, 2009, with the affiliate participation conveyance and risk transfer to the Dutch State described in the succeeding paragraph taking effect as of January 26, 2009.

In order to implement that portion of the ING-Dutch State Transaction related to the Company's Designated Securities Portfolio, the Company entered into a participation agreement with its affiliates, ING Support Holding B.V. ("ING Support Holding") and ING pursuant to which the Company conveyed to ING Support Holding an 80% participation interest in its Designated Securities Portfolio and will pay a periodic transaction fee, and received, as consideration for the participation, an assignment by ING Support Holding of its right to receive payments from the Dutch State under the Illiquid Assets Back-Up Facility related to the Company's Designated Securities Portfolio among, ING, ING Support Holding and the Dutch State (the "Company Back-Up Facility"). Under the Company Back-Up Facility, the Dutch State is obligated to pay certain periodic fees and make certain periodic payments with respect to the Company's Designated Securities Portfolio, and ING Support Holding is obligated to pay a periodic guarantee fee and make periodic payments to the Dutch State equal to the distributions

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

made with respect to the 80% participation interest in the Company's Designated Securities Portfolio. The Dutch State payment obligation to the Company under the Company Back-Up Facility is accounted for as a loan receivable for U.S. GAAP and is reported in Loan - Dutch State obligation on the Consolidated Balance Sheets.

Upon the closing of the transaction on March 31, 2009, the Company recognized a gain of $206.2, which was reported in Net realized capital losses on the Consolidated Statements of Operations.

In a second transaction, known as the Step 1 Cash Transfer, a portion of the Company's Alt-A RMBS which had a book value of $4.2 was sold for cash to an affiliate, Lion II Custom Investments LLC ("Lion II"). Immediately thereafter, Lion II sold to ING Direct Bancorp the purchased securities (the "Step 2 Cash Transfer"). Contemporaneous with the Step 2 Cash Transfer, ING Direct Bancorp included such purchased securities as part of its Alt-A RMBS portfolio sale to the Dutch State. The Step 1 Cash Transfer closed on March 31, 2009, and the Company recognized a gain of $0.3 contemporaneous with the closing of the ING-Dutch State Transaction, which was reported in Net realized capital losses on the Consolidated Statements of Operations.

As part of the final restructuring plan submitted to the EC in connection with its review of the Dutch state aid to ING (the "Restructuring Plan"), ING has agreed to make additional payments to the Dutch State corresponding to an adjustment of fees for the Back-Up Facility. Under this new agreement, the terms of the ING-Dutch State Transaction which closed on March 31, 2009, including the transfer price of the Alt-A RMBS securities, remain unaltered and the additional payments are not borne by the Company or any other ING U.S. subsidiaries.

Property and Equipment Sale

During the second quarter of 2009, ING's U.S. life insurance companies, including the Company, sold a portion of its property and equipment in a sale/leaseback transaction to an affiliate, ING North America. The fixed assets involved in the sale were capitalized assets generally depreciated over the expected useful lives and software in development. Since the assets were being depreciated using expected useful lives, the current net book value reasonably approximated the current fair value of the assets being transferred. The fixed assets sold to ING North America by the Company totaled $17.4.

Transfer of Registered Representatives

On January 1, 2011, IFA transferred a group of registered representatives and their related customer accounts to its broker-dealer affiliate, ING Financial Partners, Inc. and received $5.0 as consideration for the transfer. Effective January 1, 2011, IFA operates exclusively as a wholesale broker-dealer.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

10. Financing Agreements

Windsor Property Loan

On June 16, 2007, the State of Connecticut acting by the Department of Economic and Community Development ("DECD") loaned ILIAC $9.9 (the "DECD Loan") in connection with the development of the corporate office facility located at One Orange Way, Windsor, Connecticut that serves as the principal executive offices of the Company (the "Windsor Property"). The loan has a term of twenty years and bears an annual interest rate of 1.00%. As long as no defaults have occurred under the loan, no payments of principal or interest are due for the initial ten years of the loan. For the second ten years of the DECD Loan term, ILIAC is obligated to make monthly payments of principal and interest.

The DECD Loan provided for loan forgiveness during the first five years of the term at varying amounts up to $5.0 if ILIAC and its affiliates met certain employment thresholds at the Windsor Property during that period. On December 1, 2008, the DECD determined that the Company had met the employment thresholds for loan forgiveness and, accordingly, forgave $5.0 of the DECD Loan to ILIAC in accordance with the terms of the DECD Loan. The DECD Loan provides additional loan forgiveness at varying amounts up to $4.9 if ILIAC and its ING affiliates meet certain employment thresholds at the Windsor Property during years five through ten of the loan. ILIAC's obligations under the DECD Loan are secured by an unlimited recourse guaranty from its affiliate, ING North America Insurance Corporation.

At both December 31, 2011 and 2010, the amount of the loan outstanding was $4.9, which was reflected in Long-term debt on the Consolidated Balance Sheets.

Also see Financing Agreements in the Related Party Transactions note to these Consolidated Financial Statements.

11. Reinsurance

At December 31, 2011, the Company had reinsurance treaties with 6 unaffiliated reinsurers covering a significant portion of the mortality risks and guaranteed death benefits under its variable contracts. At December 31, 2011, the Company did not have any outstanding cessions under any reinsurance treaties with affiliated reinsurers. The Company remains liable to the extent its reinsurers do not meet their obligations under the reinsurance agreements.

On October 1, 1998, the Company disposed of its individual life insurance business under an indemnity reinsurance arrangement with a subsidiary of Lincoln for $1.0 billion in cash. Under the agreement, the Lincoln subsidiary contractually assumed from the

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Company certain policyholder liabilities and obligations, although the Company remains obligated to contract owners. The Lincoln subsidiary established a trust to secure its obligations to the Company under the reinsurance transaction.

The Company assumed $25.0 of premium revenue from Aetna Life, for the purchase and administration of a life contingent single premium variable payout annuity contract. In addition, the Company is also responsible for administering fixed annuity payments that are made to annuitants receiving variable payments. Reserves of $10.3 and $11.5 were maintained for this contract as of December 31, 2011 and 2010, respectively.

Reinsurance ceded in force for life mortality risks were $16.2 billion and $17.4 billion at December 31, 2011 and 2010, respectively. At December 31, 2011 and 2010, net receivables were comprised of the following:

	2011	2010
Claims recoverable from reinsurers	$ 2,276.3	$ 2,356.0
Reinsured amounts due to reinsurers	(0.3)	0.4
Other	0.3	(0.5)
Total	$ 2,276.3	$ 2,355.9

Premiums were reduced by the following amounts for reinsurance ceded for the years ended December 31, 2011, 2010, and 2009.

	2011	2010	2009
Premiums:			
Direct premiums	$ 34.0	$ 67.6	$ 35.2
Reinsurance assumed	0.1	-	0.1
Reinsurance ceded	(0.2)	(0.3)	(0.3)
Net premiums	$ 33.9	$ 67.3	$ 35.0

12.   Commitments and Contingent Liabilities

Leases

All of the Company's expenses for leased and subleased office properties are paid for by an affiliate and allocated back to the Company, as all remaining operating leases were executed by ING North America Insurance Corporation as of December 31, 2008, which resulted in the Company no longer being party to any operating leases. For the years ended December 31, 2011, 2010, and 2009, rent expense for leases was $5.0, $4.0, and $5.1, respectively.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Commitments

Through the normal course of investment operations, the Company commits to either purchase or sell securities, commercial mortgage loans, or money market instruments, at a specified future date and at a specified price or yield. The inability of counterparties to honor these commitments may result in either a higher or lower replacement cost. Also, there is likely to be a change in the value of the securities underlying the commitments.

As of December 31, 2011 and 2010, the Company had off-balance sheet commitments to purchase investments equal to their fair value of $536.4 and $336.3, respectively.

Collateral

Under the terms of the Company's Over-The-Counter Derivative ISDA Agreements ("ISDA Agreements"), the Company may receive from, or deliver to, counterparties, collateral to assure that all terms of the ISDA Agreements will be met with regard to the CSA. The terms of the CSA call for the Company to pay interest on any cash received equal to the Federal Funds rate. As of December 31, 2011 and 2010, the Company held $110.0 and $4.7, of cash collateral, respectively, which was included in Payables under securities loan agreement, including collateral held, on the Consolidated Balance Sheets. In addition, as of December 31, 2011 and 2010, the Company delivered collateral of $77.9 and $93.8, respectively, in fixed maturities pledged under derivatives contracts, which was included in Securities pledged on the Consolidated Balance Sheets.

Litigation

The Company is involved in threatened or pending lawsuits/arbitrations arising from the normal conduct of business. Due to the climate in insurance and business litigation/ arbitrations, suits against the Company sometimes include claims for substantial compensatory, consequential, or punitive damages, and other types of relief. Moreover, certain claims are asserted as class actions, purporting to represent a group of similarly situated individuals. While it is not possible to forecast the outcome of such lawsuits/arbitrations, in light of existing insurance, reinsurance, and established reserves, it is the opinion of management that the disposition of such lawsuits/arbitrations will not have a materially adverse effect on the Company's operations or financial position.

Regulatory Matters

As with many financial services companies, the Company and its affiliates periodically receive informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with examinations, inquiries, investigations and audits of the products and practices of the Company or the financial services industry. These currently include an inquiry regarding the Company's policy for correcting errors made in processing trades for ERISA plans or

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

plan participants. Some of these investigations, examinations, audits and inquiries could result in regulatory action against the Company. The potential outcome of the investigations, examinations, audits, inquiries and any such regulatory action is difficult to predict but could subject the Company to adverse consequences, including, but not limited to, additional payments to plans or participants, disgorgement, settlement payments, penalties, fines, and other financial liability and changes to the Company's policies and procedures, the financial impact of which cannot be estimated at this time, but management does not believe will have a material adverse effect on the Company's financial position or results of operations. It is the practice of the Company and its affiliates to cooperate fully in these matters.

13.   Accumulated Other Comprehensive Income (Loss)

Shareholder's equity included the following components of AOCI as of December 31, 2011, 2010, and 2009.

	2011		2010		2009
Fixed maturities	$ 1,518.7	$	933.8	$	133.4
Equity securities, available-for-sale	13.1		21.0		12.8
Derivatives	173.7		0.5		-
DAC/VOBA adjustment on available-for-sale securities	(801.7)		(461.7)		(88.8)
Sales inducements adjustment on available-for-sale securities	-		(0.3)		0.2
Premium deficiency reserve adjustment	(64.8)		(61.0)		-
Other investments	-		0.1		-
Unrealized capital gains, before tax	839.0		432.4		57.6
Deferred income tax asset / liability	(233.0)		(114.4)		(63.9)
Unrealized capital gains, after tax	606.0		318.0		(6.3)
Pension and other post-employment benefits liability, net of tax	(15.7)		(13.5)		(8.7)
Accumulated other comprehensive income (loss)	$ 590.3	$	304.5	$	(15.0)

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Changes in AOCI, net of DAC, VOBA, and tax, related to changes in unrealized capital gains (losses) on securities, including securities pledged, were as follows for the years ended December 31, 2011, 2010, and 2009.

		2011		**2010**		**2009**
Fixed maturities	$	563.6	$	813.1	$	1,734.4
Equity securities, available-for-sale		(7.9)		8.2		20.2
Derivatives		173.2		0.5		-
DAC/VOBA adjustment on available-for-sale securities		(340.0)		(372.9)		(873.7)
Sales inducements adjustment on available-for-sale securities		0.3		(0.5)		(2.2)
Premium deficiency reserve adjustment		(3.8)		(61.0)		-
Other investments		(0.1)		0.1		0.3
Change in unrealized gains on securities, before tax		385.3		387.5		879.0
Deferred income tax asset/liability		(111.1)		(54.9)		(239.1)
Change in unrealized gains on securities, after tax		274.2		332.6		639.9
Change in other-than-temporary impairment losses, before tax		21.3		(12.7)		(46.7)
Deferred income tax asset/liability		(7.5)		4.4		16.3
Change in other-than-temporary impairment losses, after tax		13.8		(8.3)		(30.4)
Pension and other post-employment benefit liability, before tax		(3.4)		(7.4)		13.5
Deferred income tax asset/liability		1.2		2.6		(4.2)
Pension and other post-employment benefit liability, after tax		(2.2)		(4.8)		9.3
Net change in unrealized gains, after tax	$	285.8	$	319.5	$	618.8

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Changes in unrealized capital gains on securities, including securities pledged and noncredit impairments, as recognized in AOCI, reported net of DAC, VOBA, and income taxes, were as follows for the years ended December 31, 2011, 2010, and 2009.

	2011		**2010**		**2009**
Net unrealized capital holding gains arising during the period[1]	$ 344.5	$	284.8	$	587.5
Reclassification adjustment for gains (losses) and other items included in Net income (loss)[2]	(78.5)		(29.2)		(16.3)
Change in deferred tax asset valuation allowance	22.0		68.7		38.3
Net change in unrealized capital gains on securities	$ 288.0	$	324.3	$	609.5

[1] Pretax unrealized capital holding gains (losses) arising during the year were $526.8, $417.6, and $856.4, for the years ended December 31, 2011, 2010, and 2009, respectively.

[2] Pretax reclassification adjustments for gains (losses) and other items included in Net income (loss) were $120.0, $42.8, and $23.7, for the years ended December 31, 2011, 2010, and 2009, respectively.

The reclassification adjustments for gains (losses) and other items included in Net income (loss) in the above table are generally determined by FIFO methodology.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

QUARTERLY DATA (UNAUDITED)

(Dollar amounts in millions, unless otherwise stated)

2011		First		Second		Third		Fourth
Total revenue	$	594.0	$	632.0	$	538.1	$	544.9
Income (loss) before income taxes		170.9		162.3		(26.2)		33.4
Income tax expense (benefit)		84.2		43.6		(108.0)		(16.0)
Net income	$	86.7	$	118.7	$	81.8	$	49.4
2010		**First**		**Second**		**Third**		**Fourth**
Total revenue	$	520.6	$	542.4	$	549.5	$	613.5
Income before income taxes		104.9		78.4		127.2		267.2
Income tax expense (benefit)		14.0		34.7		(8.8)		100.9
Net income	$	90.9	$	43.7	$	136.0	$	166.3

FINANCIAL STATEMENTS
Variable Annuity Account B of
ING Life Insurance and Annuity Company
Year Ended December 31, 2011
with Report of Independent Registered Public Accounting Firm

This page intentionally left blank.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Financial Statements
Year Ended December 31, 2011

Contents

This page intentionally left blank.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Participants
ING Life Insurance and Annuity Company

We have audited the accompanying statements of assets and liabilities of the investment divisions (the "Divisions") constituting Variable Annuity Account B of ING Life Insurance and Annuity Company (the "Account") as of December 31, 2011, and the related statements of operations and changes in net assets for the periods disclosed in the financial statements. These financial statements are the responsibility of the Account's management. Our responsibility is to express an opinion on these financial statements based on our audits. The Account is comprised of the following Divisions:

American Funds Insurance Series:
  American Funds Insurance Series® Growth-Income Fund - Class 2
  American Funds Insurance Series® International Fund - Class 2
Calvert Variable Series, Inc.:
  Calvert VP SRI Balanced Portfolio
Federated Insurance Series:
  Federated Capital Appreciation Fund II - Primary Shares
  Federated Fund for U.S. Government Securities II
  Federated High Income Bond Fund II - Primary Shares
  Federated Kaufmann Fund II - Primary Shares
  Federated Managed Volatility Fund II
  Federated Prime Money Fund II
Fidelity® Variable Insurance Products:
  Fidelity® VIP Equity-Income Portfolio - Initial Class
  Fidelity® VIP Growth Portfolio - Initial Class
  Fidelity® VIP High Income Portfolio - Initial Class
  Fidelity® VIP Overseas Portfolio - Initial Class
Fidelity® Variable Insurance Products II:
  Fidelity® VIP Contrafund® Portfolio - Initial Class
  Fidelity® VIP Index 500 Portfolio - Initial Class
Fidelity® Variable Insurance Products V:
  Fidelity® VIP Investment Grade Bond Portfolio - Initial Class
Franklin Templeton Variable Insurance Products Trust:
  Franklin Small Cap Value Securities Fund - Class 2
ING Balanced Portfolio, Inc.:
  ING Balanced Portfolio - Class I
ING Intermediate Bond Portfolio:
  ING Intermediate Bond Portfolio - Class I
ING Investors Trust:
  ING American Funds Asset Allocation Portfolio
  ING American Funds Growth Portfolio
  ING American Funds Growth-Income Portfolio
  ING American Funds International Portfolio
  ING American Funds World Allocation Portfolio - Service Class
  ING Artio Foreign Portfolio - Service Class
  ING BlackRock Health Sciences Opportunities Portfolio - Service Class
  ING BlackRock Inflation Protected Bond Portfolio - Institutional Class
  ING BlackRock Inflation Protected Bond Portfolio - Service Class
  ING BlackRock Large Cap Growth Portfolio - Institutional Class
  ING Clarion Global Real Estate Portfolio - Institutional Class
  ING Clarion Global Real Estate Portfolio - Service Class
  ING Clarion Real Estate Portfolio - Service Class

ING Investors Trust (continued):
  ING Core Growth and Income Portfolio - Service Class
  ING FMR^{SM} Diversified Mid Cap Portfolio - Institutional Class
  ING FMR^{SM} Diversified Mid Cap Portfolio - Service Class
  ING Franklin Income Portfolio - Service Class
  ING Franklin Mutual Shares Portfolio - Service Class
  ING Global Resources Portfolio - Service Class
  ING Invesco Van Kampen Growth and Income Portfolio - Service Class
  ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class
  ING JPMorgan Emerging Markets Equity Portfolio - Service Class
  ING JPMorgan Small Cap Core Equity Portfolio - Institutional Class
  ING JPMorgan Small Cap Core Equity Portfolio - Service Class
  ING Large Cap Growth Portfolio - Institutional Class
  ING Large Cap Value Portfolio - Institutional Class
  ING Large Cap Value Portfolio - Service Class
  ING Lord Abbett Growth and Income Portfolio - Institutional Class
  ING Lord Abbett Growth and Income Portfolio - Service Class
  ING Marsico Growth Portfolio - Service Class
  ING MFS Total Return Portfolio - Institutional Class
  ING MFS Total Return Portfolio - Service Class
  ING MFS Utilities Portfolio - Service Class
  ING PIMCO High Yield Portfolio - Service Class
  ING PIMCO Total Return Bond Portfolio - Service Class
  ING Pioneer Fund Portfolio - Institutional Class
  ING Pioneer Mid Cap Value Portfolio - Institutional Class
  ING Pioneer Mid Cap Value Portfolio - Service Class
  ING Retirement Conservative Portfolio - Adviser Class
  ING Retirement Growth Portfolio - Adviser Class
  ING Retirement Moderate Growth Portfolio - Adviser Class
  ING Retirement Moderate Portfolio - Adviser Class
  ING T. Rowe Price Capital Appreciation Portfolio - Service Class
  ING T. Rowe Price Equity Income Portfolio - Service Class
  ING T. Rowe Price International Stock Portfolio - Service Class
  ING Templeton Global Growth Portfolio - Service Class
  ING U.S. Stock Index Portfolio - Service Class
ING Money Market Portfolio:
  ING Money Market Portfolio - Class I
  ING Money Market Portfolio - Class S

ING Partners, Inc.:
  ING American Century Small-Mid Cap Value Portfolio - Service Class
  ING Baron Small Cap Growth Portfolio - Service Class
  ING Columbia Small Cap Value II Portfolio - Service Class
  ING Davis New York Venture Portfolio - Service Class
  ING Global Bond Portfolio - Initial Class
  ING Global Bond Portfolio - Service Class
  ING Invesco Van Kampen Comstock Portfolio - Service Class
  ING Invesco Van Kampen Equity and Income Portfolio - Initial Class
  ING JPMorgan Mid Cap Value Portfolio - Service Class
  ING Legg Mason ClearBridge Aggressive Growth Portfolio - Initial Class
  ING Oppenheimer Global Portfolio - Initial Class
  ING PIMCO Total Return Portfolio - Service Class
  ING Pioneer High Yield Portfolio - Initial Class
  ING Solution 2015 Portfolio - Service Class
  ING Solution 2025 Portfolio - Service Class
  ING Solution 2035 Portfolio - Service Class
  ING Solution 2045 Portfolio - Service Class
  ING Solution Income Portfolio - Service Class
  ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class
  ING T. Rowe Price Growth Equity Portfolio - Initial Class
  ING Templeton Foreign Equity Portfolio - Initial Class
  ING Thornburg Value Portfolio - Initial Class
  ING UBS U.S. Large Cap Equity Portfolio - Initial Class
ING Strategic Allocation Portfolios, Inc.:
  ING Strategic Allocation Conservative Portfolio - Class I
  ING Strategic Allocation Growth Portfolio - Class I
  ING Strategic Allocation Moderate Portfolio - Class I
ING Variable Funds:
  ING Growth and Income Portfolio - Class A
  ING Growth and Income Portfolio - Class I
ING Variable Insurance Trust:
  ING GET U.S. Core Portfolio - Series 5
  ING GET U.S. Core Portfolio - Series 6
  ING GET U.S. Core Portfolio - Series 7
  ING GET U.S. Core Portfolio - Series 8
  ING GET U.S. Core Portfolio - Series 9
  ING GET U.S. Core Portfolio - Series 10
  ING GET U.S. Core Portfolio - Series 11
  ING GET U.S. Core Portfolio - Series 12
  ING GET U.S. Core Portfolio - Series 13
  ING GET U.S. Core Portfolio - Series 14

ING Variable Portfolios, Inc.:
  ING BlackRock Science and Technology Opportunities Portfolio - Class I
  ING Euro STOXX 50 Index Portfolio - Institutional Class
  ING Index Plus LargeCap Portfolio - Class I
  ING Index Plus MidCap Portfolio - Class I
  ING Index Plus SmallCap Portfolio - Class I
  ING International Index Portfolio - Class I
  ING International Index Portfolio - Class S
  ING Russell™ Large Cap Growth Index Portfolio - Class I
  ING Russell™ Large Cap Index Portfolio - Class I
  ING Russell™ Large Cap Value Index Portfolio - Class I
  ING Russell™ Large Cap Value Index Portfolio - Class S
  ING Russell™ Mid Cap Growth Index Portfolio - Class S
  ING Russell™ Mid Cap Index Portfolio - Class I
  ING Russell™ Small Cap Index Portfolio - Class I
  ING Small Company Portfolio - Class I
  ING U.S. Bond Index Portfolio - Class I
ING Variable Products Trust:
  ING International Value Portfolio - Class I
  ING MidCap Opportunities Portfolio - Class I
  ING MidCap Opportunities Portfolio - Class S
  ING SmallCap Opportunities Portfolio - Class I
  ING SmallCap Opportunities Portfolio - Class S
Invesco Variable Insurance Funds:
  Invesco V.I. Capital Appreciation Fund - Series I Shares
  Invesco V.I. Core Equity Fund - Series I Shares
Janus Aspen Series:
  Janus Aspen Series Balanced Portfolio - Institutional Shares
  Janus Aspen Series Enterprise Portfolio - Institutional Shares
  Janus Aspen Series Flexible Bond Portfolio - Institutional Shares
  Janus Aspen Series Janus Portfolio - Institutional Shares
  Janus Aspen Series Worldwide Portfolio - Institutional Shares
Lord Abbett Series Fund, Inc.:
  Lord Abbett Series Fund - Mid-Cap Value Portfolio - Class VC
Oppenheimer Variable Account Funds:
  Oppenheimer Global Securities/VA
  Oppenheimer Main Street Fund®/VA
  Oppenheimer Main Street Small- & Mid-Cap Fund®/VA
  Oppenheimer Small- & Mid-Cap Growth Fund/VA
PIMCO Variable Insurance Trust:
  PIMCO Real Return Portfolio - Administrative Class
Pioneer Variable Contracts Trust:
  Pioneer Emerging Markets VCT Portfolio - Class I
  Pioneer High Yield VCT Portfolio - Class I
Wanger Advisors Trust:
  Wanger International
  Wanger Select
  Wanger USA

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Account's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Account's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of December 31, 2011, by correspondence with the transfer agents or fund company. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of each of the respective Divisions constituting Variable Annuity Account B of ING Life Insurance and Annuity Company at December 31, 2011, the results of their operations and changes in their net assets for the periods disclosed in the financial statements, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Atlanta, Georgia
April 9, 2012

ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December, 31 2011
(Dollars in thousands)

	American Funds Insurance Series® Growth-Income Fund - Class 2	American Funds Insurance Series® International Fund - Class 2	Calvert VP SRI Balanced Portfolio	Federated Capital Appreciation Fund II - Primary Shares	Federated Fund for U.S. Government Securities II
Assets					
Investments in mutual funds					
at fair value	$ 2	$ 2	$ 1,023	$ 5,042	$ 1,125
Total assets	2	2	1,023	5,042	1,125
Liabilities					
Payable to related parties	-	-	-	-	-
Total liabilities	-	-	-	-	-
Net assets	$ 2	$ 2	$ 1,023	$ 5,042	$ 1,125
Net assets					
Accumulation units	$ 2	$ 2	$ 1,023	$ 4,982	$ 1,125
Contracts in payout (annuitization)					
period	-	-	-	60	-
Total net assets	$ 2	$ 2	$ 1,023	$ 5,042	$ 1,125
Total number of mutual fund shares	52	148	585,118	837,539	96,484
Cost of mutual fund shares	$ 2	$ 2	$ 945	$ 4,935	$ 1,074

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December, 31 2011
(Dollars in thousands)

	Federated High Income Bond Fund II - Primary Shares	Federated Kaufmann Fund II - Primary Shares	Federated Managed Volatility Fund II	Federated Prime Money Fund II	Fidelity® VIP Equity-Income Portfolio - Initial Class
Assets					
Investments in mutual funds at fair value	$ 3,753	$ 1,610	$ 3,112	$ 1,482	$ 52,916
Total assets	3,753	1,610	3,112	1,482	52,916
Liabilities					
Payable to related parties	-	-	-	-	2
Total liabilities	-	-	-	-	2
Net assets	$ 3,753	$ 1,610	$ 3,112	$ 1,482	$ 52,914
Net assets					
Accumulation units	$ 3,715	$ 1,610	$ 3,082	$ 1,471	$ 52,914
Contracts in payout (annuitization) period	38	-	30	11	-
Total net assets	$ 3,753	$ 1,610	$ 3,112	$ 1,482	$ 52,914
Total number of mutual fund shares	555,156	125,386	337,509	1,482,094	2,831,237
Cost of mutual fund shares	$ 3,649	$ 1,646	$ 2,862	$ 1,482	$ 65,419

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December, 31 2011
(Dollars in thousands)

	Fidelity® VIP Growth Portfolio - Initial Class	Fidelity® VIP High Income Portfolio - Initial Class	Fidelity® VIP Overseas Portfolio - Initial Class	Fidelity® VIP Contrafund® Portfolio - Initial Class	Fidelity® VIP Index 500 Portfolio - Initial Class
Assets					
Investments in mutual funds at fair value	$ 9,281	$ 222	$ 3,450	$ 104,533	$ 18,732
Total assets	9,281	222	3,450	104,533	18,732
Liabilities					
Payable to related parties	-	-	-	3	1
Total liabilities	-	-	-	3	1
Net assets	$ 9,281	$ 222	$ 3,450	$ 104,530	$ 18,731
Net assets					
Accumulation units	$ 9,281	$ -	$ 3,450	$ 104,530	$ 18,731
Contracts in payout (annuitization) period	-	222	-	-	-
Total net assets	$ 9,281	$ 222	$ 3,450	$ 104,530	$ 18,731
Total number of mutual fund shares	251,592	41,179	253,138	4,540,964	144,842
Cost of mutual fund shares	$ 9,115	$ 208	$ 4,049	$ 123,208	$ 18,437

The accompanying notes are an integral part of these financial statements.

Statements of Assets and Liabilities
December, 31 2011
(Dollars in thousands)

	Fidelity® VIP Investment Grade Bond Portfolio - Initial Class	Franklin Small Cap Value Securities Fund - Class 2	ING Balanced Portfolio - Class I	ING Intermediate Bond Portfolio - Class I	ING American Funds Asset Allocation Portfolio
Assets					
Investments in mutual funds					
at fair value	$ 741	$ 2,787	$ 68,786	$ 101,543	$ 119
Total assets	741	2,787	68,786	101,543	119
Liabilities					
Payable to related parties	-	-	2	3	-
Total liabilities	-	-	2	3	-
Net assets	$ 741	$ 2,787	$ 68,784	$ 101,540	$ 119
Net assets					
Accumulation units	$ 741	$ 2,787	$ 48,163	$ 90,462	$ 119
Contracts in payout (annuitization) period	-	-	20,621	11,078	-
Total net assets	$ 741	$ 2,787	$ 68,784	$ 101,540	$ 119
Total number of mutual fund shares	57,115	179,472	6,180,211	8,188,945	12,379
Cost of mutual fund shares	$ 719	$ 2,442	$ 77,534	$ 98,744	$ 123

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December, 31 2011
(Dollars in thousands)

	ING American Funds Growth Portfolio	ING American Funds International Portfolio	ING American Funds World Allocation Portfolio - Service Class	ING Artio Foreign Portfolio - Service Class	ING BlackRock Health Sciences Opportunities Portfolio - Service Class
Assets					
Investments in mutual funds at fair value	$ 9,875	$ 9,304	$ 138	$ 3,000	$ 392
Total assets	9,875	9,304	138	3,000	392
Liabilities					
Payable to related parties	-	-	-	-	-
Total liabilities	-	-	-	-	-
Net assets	$ 9,875	$ 9,304	$ 138	$ 3,000	$ 392
Net assets					
Accumulation units	$ 7,989	$ 7,853	$ 138	$ 3,000	$ 392
Contracts in payout (annuitization) period	1,886	1,451	-	-	-
Total net assets	$ 9,875	$ 9,304	$ 138	$ 3,000	$ 392
Total number of mutual fund shares	205,389	662,679	12,982	338,208	34,156
Cost of mutual fund shares	$ 9,772	$ 10,153	$ 137	$ 3,295	$ 396

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December, 31 2011
(Dollars in thousands)

	ING BlackRock Inflation Protected Bond Portfolio - Institutional Class	ING BlackRock Inflation Protected Bond Portfolio - Service Class	ING BlackRock Large Cap Growth Portfolio - Institutional Class	ING Clarion Global Real Estate Portfolio - Institutional Class	ING Clarion Global Real Estate Portfolio - Service Class
Assets					
Investments in mutual funds at fair value	$ 328	$ 3,386	$ 20,997	$ 1,590	$ 858
Total assets	328	3,386	20,997	1,590	858
Liabilities					
Payable to related parties	-	-	1	-	-
Total liabilities	-	-	1	-	-
Net assets	$ 328	$ 3,386	$ 20,996	$ 1,590	$ 858
Net assets					
Accumulation units	$ 328	$ 3,386	$ 19,371	$ 1,590	$ 858
Contracts in payout (annuitization) period	-	-	1,625	-	-
Total net assets	$ 328	$ 3,386	$ 20,996	$ 1,590	$ 858
Total number of mutual fund shares	30,040	310,671	2,182,649	178,059	96,501
Cost of mutual fund shares	$ 315	$ 3,339	$ 24,488	$ 1,615	$ 866

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December, 31 2011
(Dollars in thousands)

	ING Clarion Real Estate Portfolio - Service Class	ING FMR^{SM} Diversified Mid Cap Portfolio - Institutional Class	ING FMR^{SM} Diversified Mid Cap Portfolio - Service Class	ING Franklin Income Portfolio - Service Class	ING Franklin Mutual Shares Portfolio - Service Class
Assets					
Investments in mutual funds at fair value	$ 2,480	$ 13,010	$ 1,494	$ 4,340	$ 1,424
Total assets	2,480	13,010	1,494	4,340	1,424
Liabilities					
Payable to related parties	-	-	-	-	-
Total liabilities	-	-	-	-	-
Net assets	$ 2,480	$ 13,010	$ 1,494	$ 4,340	$ 1,424
Net assets					
Accumulation units	$ 2,480	$ 11,371	$ 1,494	$ 4,340	$ 1,424
Contracts in payout (annuitization) period	-	1,639	-	-	-
Total net assets	$ 2,480	$ 13,010	$ 1,494	$ 4,340	$ 1,424
Total number of mutual fund shares	104,604	958,009	110,679	446,057	184,661
Cost of mutual fund shares	$ 2,177	$ 12,442	$ 1,521	$ 4,085	$ 1,288

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December, 31 2011
(Dollars in thousands)

	ING Global Resources Portfolio - Service Class	ING Invesco Van Kampen Growth and Income Portfolio - Service Class	ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class	ING JPMorgan Emerging Markets Equity Portfolio - Service Class	ING JPMorgan Small Cap Core Equity Portfolio - Institutional Class
Assets					
Investments in mutual funds at fair value	$ 6,365	$ 854	$ 5,594	$ 6,010	$ 2,181
Total assets	6,365	854	5,594	6,010	2,181
Liabilities					
Payable to related parties	-	-	-	-	-
Total liabilities	-	-	-	-	-
Net assets	$ 6,365	$ 854	$ 5,594	$ 6,010	$ 2,181
Net assets					
Accumulation units	$ 6,365	$ 854	$ 5,594	$ 6,010	$ 2,181
Contracts in payout (annuitization) period	-	-	-	-	-
Total net assets	$ 6,365	$ 854	$ 5,594	$ 6,010	$ 2,181
Total number of mutual fund shares	327,561	40,726	310,581	334,799	167,536
Cost of mutual fund shares	$ 5,871	$ 773	$ 6,041	$ 7,097	$ 2,155

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December, 31 2011
(Dollars in thousands)

	ING JPMorgan Small Cap Core Equity Portfolio - Service Class	ING Large Cap Growth Portfolio - Institutional Class	ING Large Cap Value Portfolio - Institutional Class	ING Large Cap Value Portfolio - Service Class	ING Marsico Growth Portfolio - Service Class
Assets					
Investments in mutual funds at fair value	$ 187	$ 27,276	$ 4,756	$ 431	$ 1,571
Total assets	187	27,276	4,756	431	1,571
Liabilities					
Payable to related parties	-	1	-	-	-
Total liabilities	-	1	-	-	-
Net assets	$ 187	$ 27,275	$ 4,756	$ 431	$ 1,571
Net assets					
Accumulation units	$ 187	$ 25,581	$ 4,756	$ 431	$ 1,571
Contracts in payout (annuitization) period	-	1,694	-	-	-
Total net assets	$ 187	$ 27,275	$ 4,756	$ 431	$ 1,571
Total number of mutual fund shares	14,454	2,144,319	575,791	52,656	93,497
Cost of mutual fund shares	$ 190	$ 27,713	$ 4,370	$ 430	$ 1,362

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December, 31 2011
(Dollars in thousands)

	ING MFS Total Return Portfolio - Institutional Class	ING MFS Total Return Portfolio - Service Class	ING MFS Utilities Portfolio - Service Class	ING PIMCO High Yield Portfolio - Service Class	ING PIMCO Total Return Bond Portfolio - Service Class
Assets					
Investments in mutual funds					
at fair value	$ 32,631	$ 886	$ 2,770	$ 4,207	$ 2,004
Total assets	32,631	886	2,770	4,207	2,004
Liabilities					
Payable to related parties	1	-	-	-	-
Total liabilities	1	-	-	-	-
Net assets	$ 32,630	$ 886	$ 2,770	$ 4,207	$ 2,004
Net assets					
Accumulation units	$ 32,630	$ 886	$ 2,770	$ 4,207	$ 2,004
Contracts in payout (annuitization)					
period	-	-	-	-	-
Total net assets	$ 32,630	$ 886	$ 2,770	$ 4,207	$ 2,004
Total number of mutual fund shares	2,195,867	59,623	202,808	423,650	172,644
Cost of mutual fund shares	$ 34,971	$ 775	$ 2,500	$ 4,226	$ 2,011

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December, 31 2011
(Dollars in thousands)

	ING Pioneer Fund Portfolio - Institutional Class	ING Pioneer Mid Cap Value Portfolio - Institutional Class	ING Pioneer Mid Cap Value Portfolio - Service Class	ING Retirement Conservative Portfolio - Adviser Class	ING Retirement Growth Portfolio - Adviser Class
Assets					
Investments in mutual funds at fair value	$ 7,951	$ 2,100	$ 579	$ 846	$ 4,575
Total assets	7,951	2,100	579	846	4,575
Liabilities					
Payable to related parties	-	-	-	-	-
Total liabilities	-	-	-	-	-
Net assets	$ 7,951	$ 2,100	$ 579	$ 846	$ 4,575
Net assets					
Accumulation units	$ 6,332	$ 2,100	$ 579	$ 846	$ 4,575
Contracts in payout (annuitization) period	1,619	-	-	-	-
Total net assets	$ 7,951	$ 2,100	$ 579	$ 846	$ 4,575
Total number of mutual fund shares	757,252	204,314	56,338	92,122	446,805
Cost of mutual fund shares	$ 7,582	$ 1,993	$ 570	$ 836	$ 4,242

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December, 31 2011
(Dollars in thousands)

	ING Retirement Moderate Growth Portfolio - Adviser Class		ING Retirement Moderate Portfolio - Adviser Class		ING T. Rowe Price Capital Appreciation Portfolio - Service Class		ING T. Rowe Price Equity Income Portfolio - Service Class		ING T. Rowe Price International Stock Portfolio - Service Class	
Assets										
Investments in mutual funds										
at fair value	$	5,336	$	6,382	$	12,364	$	5,626	$	3,476
Total assets		5,336		6,382		12,364		5,626		3,476
Liabilities										
Payable to related parties		-		-		-		-		-
Total liabilities		-		-		-		-		-
Net assets	$	5,336	$	6,382	$	12,364	$	5,626	$	3,476
Net assets										
Accumulation units	$	5,336	$	6,382	$	12,364	$	5,626	$	3,476
Contracts in payout (annuitization)										
period		-		-		-		-		-
Total net assets	$	5,336	$	6,382	$	12,364	$	5,626	$	3,476
Total number of mutual fund shares		504,855		588,187		540,148		491,820		351,834
Cost of mutual fund shares	$	4,888	$	5,805	$	10,863	$	4,945	$	4,343

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December, 31 2011
(Dollars in thousands)

	ING Templeton Global Growth Portfolio - Service Class	ING U.S. Stock Index Portfolio - Service Class	ING Money Market Portfolio - Class I	ING Money Market Portfolio - Class S	ING American Century Small-Mid Cap Value Portfolio - Service Class
Assets					
Investments in mutual funds at fair value	$ 297	$ 57	$ 82,588	$ 273	$ 1,740
Total assets	297	57	82,588	273	1,740
Liabilities					
Payable to related parties	-	-	3	-	-
Total liabilities	-	-	3	-	-
Net assets	$ 297	$ 57	$ 82,585	$ 273	$ 1,740
Net assets					
Accumulation units	$ 297	$ 57	$ 76,371	$ 273	$ 1,740
Contracts in payout (annuitization) period	-	-	6,214	-	-
Total net assets	$ 297	$ 57	$ 82,585	$ 273	$ 1,740
Total number of mutual fund shares	28,314	5,545	82,588,461	273,384	154,022
Cost of mutual fund shares	$ 293	$ 54	$ 82,589	$ 273	$ 1,514

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December, 31 2011
(Dollars in thousands)

	ING Baron Small Cap Growth Portfolio - Service Class	ING Columbia Small Cap Value II Portfolio - Service Class	ING Davis New York Venture Portfolio - Service Class	ING Global Bond Portfolio - Initial Class	ING Global Bond Portfolio - Service Class
Assets					
Investments in mutual funds					
at fair value	$ 3,850	$ 446	$ 2,042	$ 37,678	$ 146
Total assets	3,850	446	2,042	37,678	146
Liabilities					
Payable to related parties	-	-	-	1	-
Total liabilities	-	-	-	1	-
Net assets	$ 3,850	$ 446	$ 2,042	$ 37,677	$ 146
Net assets					
Accumulation units	$ 3,850	$ 446	$ 2,042	$ 34,632	$ -
Contracts in payout (annuitization)					
period	-	-	-	3,045	146
Total net assets	$ 3,850	$ 446	$ 2,042	$ 37,677	$ 146
Total number of mutual fund shares	198,780	44,356	121,921	3,328,451	12,913
Cost of mutual fund shares	$ 3,411	$ 441	$ 1,692	$ 36,572	$ 153

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December, 31 2011
(Dollars in thousands)

	ING Invesco Van Kampen Comstock Portfolio - Service Class	ING Invesco Van Kampen Equity and Income Portfolio - Initial Class	ING JPMorgan Mid Cap Value Portfolio - Service Class	ING Oppenheimer Global Portfolio - Initial Class	ING PIMCO Total Return Portfolio - Service Class
Assets					
Investments in mutual funds at fair value	$ 813	$ 50,727	$ 1,872	$ 73,460	$ 12,993
Total assets	813	50,727	1,872	73,460	12,993
Liabilities					
Payable to related parties	-	2	-	2	-
Total liabilities	-	2	-	2	-
Net assets	$ 813	$ 50,725	$ 1,872	$ 73,458	$ 12,993
Net assets					
Accumulation units	$ 813	$ 50,725	$ 1,872	$ 70,889	$ 12,993
Contracts in payout (annuitization) period	-	-	-	2,569	-
Total net assets	$ 813	$ 50,725	$ 1,872	$ 73,458	$ 12,993
Total number of mutual fund shares	82,783	1,534,844	133,587	5,858,062	1,115,302
Cost of mutual fund shares	$ 723	$ 52,774	$ 1,728	$ 76,968	$ 12,944

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December, 31 2011
(Dollars in thousands)

	ING Pioneer High Yield Portfolio - Initial Class	ING Solution 2015 Portfolio - Service Class	ING Solution 2025 Portfolio - Service Class	ING Solution 2035 Portfolio - Service Class	ING Solution 2045 Portfolio - Service Class
Assets					
Investments in mutual funds					
at fair value	$ 16,259	$ 3,208	$ 2,159	$ 3,402	$ 1,424
Total assets	16,259	3,208	2,159	3,402	1,424
Liabilities					
Payable to related parties	1	-	-	-	-
Total liabilities	1	-	-	-	-
Net assets	$ 16,258	$ 3,208	$ 2,159	$ 3,402	$ 1,424
Net assets					
Accumulation units	$ 14,237	$ 3,208	$ 2,159	$ 3,402	$ 1,424
Contracts in payout (annuitization)					
period	2,021	-	-	-	-
Total net assets	$ 16,258	$ 3,208	$ 2,159	$ 3,402	$ 1,424
Total number of mutual fund shares	1,541,170	302,635	205,267	320,677	133,445
Cost of mutual fund shares	$ 13,976	$ 3,169	$ 2,001	$ 3,308	$ 1,424

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December, 31 2011
(Dollars in thousands)

	ING Solution Income Portfolio - Service Class	ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class	ING T. Rowe Price Growth Equity Portfolio - Initial Class	ING Templeton Foreign Equity Portfolio - Initial Class	ING Thornburg Value Portfolio - Initial Class
Assets					
Investments in mutual funds					
at fair value	$ 1,072	$ 41,423	$ 28,653	$ 14,333	$ 12,298
Total assets	1,072	41,423	28,653	14,333	12,298
Liabilities					
Payable to related parties	-	1	1	-	-
Total liabilities	-	1	1	-	-
Net assets	$ 1,072	$ 41,422	$ 28,652	$ 14,333	$ 12,298
Net assets					
Accumulation units	$ 1,072	$ 41,422	$ 24,794	$ 13,216	$ 10,359
Contracts in payout (annuitization)					
period	-	-	3,858	1,117	1,939
Total net assets	$ 1,072	$ 41,422	$ 28,652	$ 14,333	$ 12,298
Total number of mutual fund shares	101,839	5,020,909	531,504	1,505,619	446,406
Cost of mutual fund shares	$ 1,061	$ 39,794	$ 26,783	$ 17,156	$ 13,156

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December, 31 2011
(Dollars in thousands)

	ING UBS U.S. Large Cap Equity Portfolio - Initial Class	ING Strategic Allocation Conservative Portfolio - Class I	ING Strategic Allocation Growth Portfolio - Class I	ING Strategic Allocation Moderate Portfolio - Class I	ING Growth and Income Portfolio - Class A
Assets					
Investments in mutual funds at fair value	$ 12,801	$ 7,590	$ 7,550	$ 9,597	$ 1,594
Total assets	12,801	7,590	7,550	9,597	1,594
Liabilities					
Payable to related parties	-	-	-	-	-
Total liabilities	-	-	-	-	-
Net assets	$ 12,801	$ 7,590	$ 7,550	$ 9,597	$ 1,594
Net assets					
Accumulation units	$ 12,801	$ 5,465	$ 6,302	$ 7,228	$ -
Contracts in payout (annuitization) period	-	2,125	1,248	2,369	1,594
Total net assets	$ 12,801	$ 7,590	$ 7,550	$ 9,597	$ 1,594
Total number of mutual fund shares	1,468,033	744,834	778,384	966,440	74,530
Cost of mutual fund shares	$ 12,860	$ 7,619	$ 7,668	$ 10,875	$ 1,656

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December, 31 2011
(Dollars in thousands)

	ING Growth and Income Portfolio - Class I	ING GET U.S. Core Portfolio - Series 7	ING GET U.S. Core Portfolio - Series 8	ING GET U.S. Core Portfolio - Series 9	ING GET U.S. Core Portfolio - Series 10
Assets					
Investments in mutual funds					
at fair value	$ 198,749	$ 7,214	$ 6,368	$ 4,855	$ 3,794
Total assets	198,749	7,214	6,368	4,855	3,794
Liabilities					
Payable to related parties	6	-	-	-	-
Total liabilities	6	-	-	-	-
Net assets	$ 198,743	$ 7,214	$ 6,368	$ 4,855	$ 3,794
Net assets					
Accumulation units	$ 149,929	$ 7,214	$ 6,368	$ 4,855	$ 3,794
Contracts in payout (annuitization)					
period	48,814	-	-	-	-
Total net assets	$ 198,743	$ 7,214	$ 6,368	$ 4,855	$ 3,794
Total number of mutual fund shares	9,205,582	930,881	818,454	621,665	476,596
Cost of mutual fund shares	$ 177,974	$ 8,420	$ 7,593	$ 5,638	$ 4,429

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December, 31 2011
(Dollars in thousands)

	ING GET U.S. Core Portfolio - Series 11	ING GET U.S. Core Portfolio - Series 12	ING GET U.S. Core Portfolio - Series 13	ING GET U.S. Core Portfolio - Series 14	ING BlackRock Science and Technology Opportunities Portfolio - Class I
Assets					
Investments in mutual funds at fair value	$ 3,827	$ 9,642	$ 10,208	$ 7,759	$ 5,733
Total assets	3,827	9,642	10,208	7,759	5,733
Liabilities					
Payable to related parties	-	-	-	-	-
Total liabilities	-	-	-	-	-
Net assets	$ 3,827	$ 9,642	$ 10,208	$ 7,759	$ 5,733
Net assets					
Accumulation units	$ 3,827	$ 9,642	$ 10,208	$ 7,759	$ 5,733
Contracts in payout (annuitization) period	-	-	-	-	-
Total net assets	$ 3,827	$ 9,642	$ 10,208	$ 7,759	$ 5,733
Total number of mutual fund shares	483,859	1,237,687	1,044,835	759,937	1,077,662
Cost of mutual fund shares	$ 4,207	$ 10,550	$ 10,384	$ 7,682	$ 5,771

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December, 31 2011
(Dollars in thousands)

	ING Euro STOXX 50 Index Portfolio - Institutional Class	ING Index Plus LargeCap Portfolio - Class I	ING Index Plus MidCap Portfolio - Class I	ING Index Plus SmallCap Portfolio - Class I	ING International Index Portfolio - Class I
Assets					
Investments in mutual funds					
at fair value	$ 34	$ 64,465	$ 8,915	$ 3,572	$ 7,623
Total assets	34	64,465	8,915	3,572	7,623
Liabilities					
Payable to related parties	-	2	-	-	-
Total liabilities	-	2	-	-	-
Net assets	$ 34	$ 64,463	$ 8,915	$ 3,572	$ 7,623
Net assets					
Accumulation units	$ 34	$ 48,810	$ 8,915	$ 3,572	$ 6,895
Contracts in payout (annuitization)					
period	-	15,653	-	-	728
Total net assets	$ 34	$ 64,463	$ 8,915	$ 3,572	$ 7,623
Total number of mutual fund shares	3,987	4,726,190	585,734	257,911	1,039,937
Cost of mutual fund shares	$ 36	$ 71,657	$ 9,672	$ 3,611	$ 8,015

The accompanying notes are an integral part of these financial statements.

Statements of Assets and Liabilities
December, 31 2011
(Dollars in thousands)

	ING International Index Portfolio - Class S	ING Russell™ Large Cap Growth Index Portfolio - Class I	ING Russell™ Large Cap Index Portfolio - Class I	ING Russell™ Large Cap Value Index Portfolio - Class I	ING Russell™ Large Cap Value Index Portfolio - Class S
Assets					
Investments in mutual funds					
at fair value	$ 34	$ 24,963	$ 14,737	$ 7,094	$ 1,283
Total assets	34	24,963	14,737	7,094	1,283
Liabilities					
Payable to related parties	-	1	1	-	-
Total liabilities	-	1	1	-	-
Net assets	$ 34	$ 24,962	$ 14,736	$ 7,094	$ 1,283
Net assets					
Accumulation units	$ 34	$ 24,727	$ 12,167	$ 7,094	$ 1,283
Contracts in payout (annuitization)					
period	-	235	2,569	-	-
Total net assets	$ 34	$ 24,962	$ 14,736	$ 7,094	$ 1,283
Total number of mutual fund shares	4,622	1,684,445	1,506,889	567,041	102,912
Cost of mutual fund shares	$ 37	$ 18,700	$ 12,406	$ 6,251	$ 1,144

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December, 31 2011
(Dollars in thousands)

	ING Russell™ Mid Cap Growth Index Portfolio - Class S	ING Russell™ Mid Cap Index Portfolio - Class I	ING Russell™ Small Cap Index Portfolio - Class I	ING Small Company Portfolio - Class I	ING U.S. Bond Index Portfolio - Class I
Assets					
Investments in mutual funds					
at fair value	$ 576	$ 500	$ 571	$ 26,267	$ 2,504
Total assets	576	500	571	26,267	2,504
Liabilities					
Payable to related parties	-	-	-	1	-
Total liabilities	-	-	-	1	-
Net assets	$ 576	$ 500	$ 571	$ 26,266	$ 2,504
Net assets					
Accumulation units	$ 576	$ 500	$ 571	$ 22,356	$ 2,504
Contracts in payout (annuitization)					
period	-	-	-	3,910	-
Total net assets	$ 576	$ 500	$ 571	$ 26,266	$ 2,504
Total number of mutual fund shares	36,183	44,869	48,564	1,473,995	226,200
Cost of mutual fund shares	$ 633	$ 514	$ 593	$ 25,531	$ 2,485

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December, 31 2011
(Dollars in thousands)

	ING International Value Portfolio - Class I	ING MidCap Opportunities Portfolio - Class I	ING MidCap Opportunities Portfolio - Class S	ING SmallCap Opportunities Portfolio - Class I	ING SmallCap Opportunities Portfolio - Class S
Assets					
Investments in mutual funds					
at fair value	$ 1,333	$ 1,849	$ 3,438	$ 767	$ 2,075
Total assets	1,333	1,849	3,438	767	2,075
Liabilities					
Payable to related parties	-	-	-	-	-
Total liabilities	-	-	-	-	-
Net assets	$ 1,333	$ 1,849	$ 3,438	$ 767	$ 2,075
Net assets					
Accumulation units	$ 1,333	$ 1,849	$ 3,438	$ 767	$ 2,075
Contracts in payout (annuitization)					
period	-	-	-	-	-
Total net assets	$ 1,333	$ 1,849	$ 3,438	$ 767	$ 2,075
Total number of mutual fund shares	189,378	159,025	302,418	35,763	99,224
Cost of mutual fund shares	$ 1,417	$ 1,739	$ 2,724	$ 768	$ 1,816

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December, 31 2011
(Dollars in thousands)

	Invesco V.I. Capital Appreciation Fund - Series I Shares	Invesco V.I. Core Equity Fund - Series I Shares	Janus Aspen Series Balanced Portfolio - Institutional Shares	Janus Aspen Series Enterprise Portfolio - Institutional Shares	Janus Aspen Series Flexible Bond Portfolio - Institutional Shares
Assets					
Investments in mutual funds					
at fair value	$ 600	$ 1,485	$ 14	$ -	$ 3
Total assets	600	1,485	14	-	3
Liabilities					
Payable to related parties	-	-	-	-	-
Total liabilities	-	-	-	-	-
Net assets	$ 600	$ 1,485	$ 14	$ -	$ 3
Net assets					
Accumulation units	$ 557	$ 1,309	$ 14	$ -	$ 3
Contracts in payout (annuitization)					
period	43	176	-	-	-
Total net assets	$ 600	$ 1,485	$ 14	$ -	$ 3
Total number of mutual fund shares	28,013	55,590	543	1	269
Cost of mutual fund shares	$ 653	$ 1,366	$ 14	$ -	$ 3

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December, 31 2011
(Dollars in thousands)

	Janus Aspen Series Worldwide Portfolio - Institutional Shares	Lord Abbett Series Fund - Mid-Cap Value Portfolio - Class VC	Oppenheimer Global Securities/VA	Oppenheimer Main Street Fund®/VA	Oppenheimer Main Street Small- & Mid-Cap Fund®/VA
Assets					
Investments in mutual funds					
at fair value	$ 1	$ 2,073	$ 47	$ 267	$ 599
Total assets	1	2,073	47	267	599
Liabilities					
Payable to related parties	-	-	-	-	-
Total liabilities	-	-	-	-	-
Net assets	$ 1	$ 2,073	$ 47	$ 267	$ 599
Net assets					
Accumulation units	$ 1	$ 2,073	$ 47	$ -	$ 599
Contracts in payout (annuitization)					
period	-	-	-	267	-
Total net assets	$ 1	$ 2,073	$ 47	$ 267	$ 599
Total number of mutual fund shares	46	130,681	1,727	12,903	34,910
Cost of mutual fund shares	$ 2	$ 2,089	$ 54	$ 288	$ 536

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December, 31 2011
(Dollars in thousands)

	Oppenheimer Small- & Mid-Cap Growth Fund/VA	PIMCO Real Return Portfolio - Administrative Class	Pioneer Emerging Markets VCT Portfolio - Class I	Pioneer High Yield VCT Portfolio - Class I	Wanger International
Assets					
Investments in mutual funds at fair value	$ 136	$ 7,882	$ 1,027	$ 417	$ 1,705
Total assets	136	7,882	1,027	417	1,705
Liabilities					
Payable to related parties	-	-	-	-	-
Total liabilities	-	-	-	-	-
Net assets	$ 136	$ 7,882	$ 1,027	$ 417	$ 1,705
Net assets					
Accumulation units	$ -	$ 7,882	$ 1,027	$ 417	$ 1,705
Contracts in payout (annuitization) period	136	-	-	-	-
Total net assets	$ 136	$ 7,882	$ 1,027	$ 417	$ 1,705
Total number of mutual fund shares	2,886	565,019	42,651	42,020	59,238
Cost of mutual fund shares	$ 145	$ 7,555	$ 1,279	$ 418	$ 1,957

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December, 31 2011
(Dollars in thousands)

	Wanger Select	Wanger USA
Assets		
Investments in mutual funds		
at fair value	$ 2,332	$ 705
Total assets	2,332	705
Liabilities		
Payable to related parties	-	-
Total liabilities	-	-
Net assets	$ 2,332	$ 705
Net assets		
Accumulation units	$ 2,332	$ 705
Contracts in payout (annuitization)		
period	-	-
Total net assets	$ 2,332	$ 705
Total number of mutual fund shares	99,890	23,667
Cost of mutual fund shares	$ 2,302	$ 783

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2011
(Dollars in thousands)

	American Funds Insurance Series® Growth-Income Fund - Class 2	American Funds Insurance Series® International Fund - Class 2	Calvert VP SRI Balanced Portfolio	Federated Capital Appreciation Fund II - Primary Shares	Federated Fund for U.S. Government Securities II
Net investment income (loss)					
Income:					
Dividends	$ -	$ -	$ 14	$ 44	$ 52
Total investment income	-	-	14	44	52
Expenses:					
Mortality and expense risk and other charges	-	-	10	82	17
Total expenses	-	-	10	82	17
Net investment income (loss)	-	-	4	(38)	35
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	-	1	(23)	51	1
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	-	1	(23)	51	1
Net unrealized appreciation (depreciation) of investments	-	(1)	51	(420)	14
Net realized and unrealized gain (loss) on investments	-	-	28	(369)	15
Net increase (decrease) in net assets resulting from operations	$ -	$ -	$ 32	$ (407)	$ 50

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2011
(Dollars in thousands)

	Federated High Income Bond Fund II - Primary Shares	Federated Kaufmann Fund II - Primary Shares	Federated Managed Volatility Fund II	Federated Prime Money Fund II	Fidelity® VIP Equity-Income Portfolio - Initial Class
Net investment income (loss)					
Income:					
Dividends	$ 358	$ 21	$ 138	$ -	$ 1,384
Total investment income	358	21	138	-	1,384
Expenses:					
Mortality and expense risk and other charges	56	27	49	25	710
Total expenses	56	27	49	25	710
Net investment income (loss)	302	(6)	89	(25)	674
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(83)	25	-	-	(3,030)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	(83)	25	-	-	(3,030)
Net unrealized appreciation (depreciation) of investments	(77)	(306)	14	-	2,401
Net realized and unrealized gain (loss) on investments	(160)	(281)	14	-	(629)
Net increase (decrease) in net assets resulting from operations	$ 142	$ (287)	$ 103	$ (25)	$ 45

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2011
(Dollars in thousands)

	Fidelity® VIP Growth Portfolio - Initial Class	Fidelity® VIP High Income Portfolio - Initial Class	Fidelity® VIP Overseas Portfolio - Initial Class	Fidelity® VIP Contrafund® Portfolio - Initial Class	Fidelity® VIP Index 500 Portfolio - Initial Class
Net investment income (loss)					
Income:					
Dividends	$ 36	$ 15	$ 58	$ 1,127	$ 376
Total investment income	36	15	58	1,127	376
Expenses:					
Mortality and expense risk and other charges	89	2	39	1,346	285
Total expenses	89	2	39	1,346	285
Net investment income (loss)	(53)	13	19	(219)	91
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	372	9	(507)	(4,829)	828
Capital gains distributions	34	-	9	-	504
Total realized gain (loss) on investments and capital gains distributions	406	9	(498)	(4,829)	1,332
Net unrealized appreciation (depreciation) of investments	(390)	(16)	(336)	1,292	(1,246)
Net realized and unrealized gain (loss) on investments	16	(7)	(834)	(3,537)	86
Net increase (decrease) in net assets resulting from operations	$ (37)	$ 6	$ (815)	$ (3,756)	$ 177

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2011
(Dollars in thousands)

	Fidelity® VIP Investment Grade Bond Portfolio - Initial Class	Franklin Small Cap Value Securities Fund - Class 2	ING Balanced Portfolio - Class I	ING Intermediate Bond Portfolio - Class I	ING American Funds Asset Allocation Portfolio
Net investment income (loss)					
Income:					
Dividends	$ 24	$ 22	$ 2,076	$ 4,537	$ -
Total investment income	24	22	2,076	4,537	-
Expenses:					
Mortality and expense risk and					
other charges	11	28	903	1,105	1
Total expenses	11	28	903	1,105	1
Net investment income (loss)	13	(6)	1,173	3,432	(1)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	2	139	(1,388)	(1,337)	(1)
Capital gains distributions	21	-	-	-	-
Total realized gain (loss) on investments					
and capital gains distributions	23	139	(1,388)	(1,337)	(1)
Net unrealized appreciation					
(depreciation) of investments	11	(250)	(1,511)	3,744	(4)
Net realized and unrealized gain (loss)					
on investments	34	(111)	(2,899)	2,407	(5)
Net increase (decrease) in net assets					
resulting from operations	$ 47	$ (117)	$ (1,726)	$ 5,839	$ (6)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2011
(Dollars in thousands)

	ING American Funds Growth Portfolio	ING American Funds Growth-Income Portfolio	ING American Funds International Portfolio	ING American Funds World Allocation Portfolio - Service Class	ING Artio Foreign Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 22	$ 89	$ 183	$ -	$ 72
Total investment income	22	89	183	-	72
Expenses:					
Mortality and expense risk and other charges	140	7	142	1	35
Total expenses	140	7	142	1	35
Net investment income (loss)	(118)	82	41	(1)	37
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(916)	(1,021)	(1,498)	(21)	(260)
Capital gains distributions	1	-	60	1	-
Total realized gain (loss) on investments and capital gains distributions	(915)	(1,021)	(1,438)	(20)	(260)
Net unrealized appreciation (depreciation) of investments	452	1,014	(387)	1	(668)
Net realized and unrealized gain (loss) on investments	(463)	(7)	(1,825)	(19)	(928)
Net increase (decrease) in net assets resulting from operations	$ (581)	$ 75	$ (1,784)	$ (20)	$ (891)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2011
(Dollars in thousands)

	ING BlackRock Health Sciences Opportunities Portfolio - Service Class	ING BlackRock Inflation Protected Bond Portfolio - Institutional Class	ING BlackRock Inflation Protected Bond Portfolio - Service Class	ING BlackRock Large Cap Growth Portfolio - Institutional Class	ING Clarion Global Real Estate Portfolio - Institutional Class
Net investment income (loss)					
Income:					
Dividends	$ 2	$ 8	$ 10	$ 135	$ 58
Total investment income	2	8	10	135	58
Expenses:					
Mortality and expense risk and					
other charges	2	2	11	282	13
Total expenses	2	2	11	282	13
Net investment income (loss)	-	6	(1)	(147)	45
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	29	1	2	(1,036)	77
Capital gains distributions	-	13	26	-	-
Total realized gain (loss) on investments					
and capital gains distributions	29	14	28	(1,036)	77
Net unrealized appreciation					
(depreciation) of investments	(34)	15	47	744	(217)
Net realized and unrealized gain (loss)					
on investments	(5)	29	75	(292)	(140)
Net increase (decrease) in net assets					
resulting from operations	$ (5)	$ 35	$ 74	$ (439)	$ (95)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2011
(Dollars in thousands)

	ING Clarion Global Real Estate Portfolio - Service Class	ING Clarion Real Estate Portfolio - Service Class	ING Core Growth and Income Portfolio - Service Class	ING FMR[SM] Diversified Mid Cap Portfolio - Institutional Class	ING FMR[SM] Diversified Mid Cap Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 33	$ 31	$ 20	$ 31	$ 4
Total investment income	33	31	20	31	4
Expenses:					
Mortality and expense risk and other charges	11	20	8	201	15
Total expenses	11	20	8	201	15
Net investment income (loss)	22	11	12	(170)	(11)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(135)	328	32	215	221
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	(135)	328	32	215	221
Net unrealized appreciation (depreciation) of investments	52	(128)	(144)	(1,860)	(415)
Net realized and unrealized gain (loss) on investments	(83)	200	(112)	(1,645)	(194)
Net increase (decrease) in net assets resulting from operations	$ (61)	$ 211	$ (100)	$ (1,815)	$ (205)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2011
(Dollars in thousands)

	ING Franklin Income Portfolio - Service Class	ING Franklin Mutual Shares Portfolio - Service Class	ING Global Resources Portfolio - Service Class	ING Invesco Van Kampen Growth and Income Portfolio - Service Class	ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class
Net investment income (loss)					
Income:					
Dividends	$ 241	$ 59	$ 46	$ 10	$ 79
Total investment income	241	59	46	10	79
Expenses:					
Mortality and expense risk and					
other charges	52	20	79	8	90
Total expenses	52	20	79	8	90
Net investment income (loss)	189	39	(33)	2	(11)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(94)	(126)	(352)	(70)	262
Capital gains distributions	-	-	-	-	235
Total realized gain (loss) on investments					
and capital gains distributions	(94)	(126)	(352)	(70)	497
Net unrealized appreciation					
(depreciation) of investments	(50)	45	(450)	51	(1,966)
Net realized and unrealized gain (loss)					
on investments	(144)	(81)	(802)	(19)	(1,469)
Net increase (decrease) in net assets					
resulting from operations	$ 45	$ (42)	$ (835)	$ (17)	$ (1,480)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2011
(Dollars in thousands)

	ING JPMorgan Emerging Markets Equity Portfolio - Service Class	ING JPMorgan Small Cap Core Equity Portfolio - Institutional Class	ING JPMorgan Small Cap Core Equity Portfolio - Service Class	ING Large Cap Growth Portfolio - Institutional Class	ING Large Cap Value Portfolio - Institutional Class
Net investment income (loss)					
Income:					
Dividends	$ 78	$ 14	$ 1	$ 86	$ 57
Total investment income	78	14	1	86	57
Expenses:					
Mortality and expense risk and					
other charges	74	26	2	347	44
Total expenses	74	26	2	347	44
Net investment income (loss)	4	(12)	(1)	(261)	13
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	602	(35)	8	766	(339)
Capital gains distributions	303	-	-	1,832	-
Total realized gain (loss) on investments					
and capital gains distributions	905	(35)	8	2,598	(339)
Net unrealized appreciation					
(depreciation) of investments	(2,969)	(44)	(29)	(2,195)	404
Net realized and unrealized gain (loss)					
on investments	(2,064)	(79)	(21)	403	65
Net increase (decrease) in net assets					
resulting from operations	$ (2,060)	$ (91)	$ (22)	$ 142	$ 78

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2011
(Dollars in thousands)

	ING Large Cap Value Portfolio - Service Class	ING Lord Abbett Growth and Income Portfolio - Institutional Class	ING Lord Abbett Growth and Income Portfolio - Service Class	ING Marsico Growth Portfolio - Service Class	ING MFS Total Return Portfolio - Institutional Class
Net investment income (loss)					
Income:					
Dividends	$ 5	$ 7	$ -	$ 3	$ 974
Total investment income	5	7	-	3	974
Expenses:					
Mortality and expense risk and other charges	5	1	-	14	462
Total expenses	5	1	-	14	462
Net investment income (loss)	-	6	-	(11)	512
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(6)	(33)	108	91	(1,838)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	(6)	(33)	108	91	(1,838)
Net unrealized appreciation (depreciation) of investments	1	91	(97)	(112)	1,620
Net realized and unrealized gain (loss) on investments	(5)	58	11	(21)	(218)
Net increase (decrease) in net assets resulting from operations	$ (5)	$ 64	$ 11	$ (32)	$ 294

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2011
(Dollars in thousands)

	ING MFS Total Return Portfolio - Service Class	ING MFS Utilities Portfolio - Service Class	ING PIMCO High Yield Portfolio - Service Class	ING PIMCO Total Return Bond Portfolio - Service Class	ING Pioneer Fund Portfolio - Institutional Class
Net investment income (loss)					
Income:					
Dividends	$ 25	$ 95	$ 324	$ 43	$ 137
Total investment income	25	95	324	43	137
Expenses:					
Mortality and expense risk and other charges	8	23	51	11	115
Total expenses	8	23	51	11	115
Net investment income (loss)	17	72	273	32	22
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(3)	(110)	289	(70)	(820)
Capital gains distributions	-	-	-	42	-
Total realized gain (loss) on investments and capital gains distributions	(3)	(110)	289	(28)	(820)
Net unrealized appreciation (depreciation) of investments	(7)	176	(417)	(7)	274
Net realized and unrealized gain (loss) on investments	(10)	66	(128)	(35)	(546)
Net increase (decrease) in net assets resulting from operations	$ 7	$ 138	$ 145	$ (3)	$ (524)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2011
(Dollars in thousands)

	ING Pioneer Mid Cap Value Portfolio - Institutional Class	ING Pioneer Mid Cap Value Portfolio - Service Class	ING Retirement Conservative Portfolio - Adviser Class	ING Retirement Growth Portfolio - Adviser Class	ING Retirement Moderate Growth Portfolio - Adviser Class
Net investment income (loss)					
Income:					
Dividends	$ 35	$ 8	$ 3	$ 45	$ 57
Total investment income	35	8	3	45	57
Expenses:					
Mortality and expense risk and					
other charges	22	9	3	65	70
Total expenses	22	9	3	65	70
Net investment income (loss)	13	(1)	-	(20)	(13)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(149)	98	(4)	187	227
Capital gains distributions	-	-	2	-	-
Total realized gain (loss) on investments					
and capital gains distributions	(149)	98	(2)	187	227
Net unrealized appreciation					
(depreciation) of investments	15	(132)	10	(298)	(251)
Net realized and unrealized gain (loss)					
on investments	(134)	(34)	8	(111)	(24)
Net increase (decrease) in net assets					
resulting from operations	$ (121)	$ (35)	$ 8	$ (131)	$ (37)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2011
(Dollars in thousands)

	ING Retirement Moderate Portfolio - Adviser Class	ING T. Rowe Price Capital Appreciation Portfolio - Service Class	ING T. Rowe Price Equity Income Portfolio - Service Class	ING T. Rowe Price International Stock Portfolio - Service Class	ING Templeton Global Growth Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 93	$ 227	$ 114	$ 144	$ 5
Total investment income	93	227	114	144	5
Expenses:					
Mortality and expense risk and other charges	85	105	57	49	4
Total expenses	85	105	57	49	4
Net investment income (loss)	8	122	57	95	1
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	143	(153)	210	(485)	(28)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	143	(153)	210	(485)	(28)
Net unrealized appreciation (depreciation) of investments	(69)	307	(376)	(158)	-
Net realized and unrealized gain (loss) on investments	74	154	(166)	(643)	(28)
Net increase (decrease) in net assets resulting from operations	$ 82	$ 276	$ (109)	$ (548)	$ (27)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2011
(Dollars in thousands)

	ING U.S. Stock Index Portfolio - Service Class	ING Money Market Portfolio - Class I	ING Money Market Portfolio - Class S	ING American Century Small-Mid Cap Value Portfolio - Service Class	ING Baron Small Cap Growth Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 1	$ 1	$ -	$ 19	$ -
Total investment income	1	1	-	19	-
Expenses:					
Mortality and expense risk and					
other charges	-	1,057	2	14	37
Total expenses	-	1,057	2	14	37
Net investment income (loss)	1	(1,056)	(2)	5	(37)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	1	-	-	186	62
Capital gains distributions	3	16	-	-	-
Total realized gain (loss) on investments					
and capital gains distributions	4	16	-	186	62
Net unrealized appreciation					
(depreciation) of investments	(3)	-	-	(244)	2
Net realized and unrealized gain (loss)					
on investments	1	16	-	(58)	64
Net increase (decrease) in net assets					
resulting from operations	$ 2	$ (1,040)	$ (2)	$ (53)	$ 27

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2011
(Dollars in thousands)

	ING Columbia Small Cap Value II Portfolio - Service Class	ING Davis New York Venture Portfolio - Service Class	ING Global Bond Portfolio - Initial Class	ING Global Bond Portfolio - Service Class	ING Invesco Van Kampen Comstock Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 3	$ 24	$ 3,015	$ 18	$ 12
Total investment income	3	24	3,015	18	12
Expenses:					
Mortality and expense risk and					
other charges	6	25	493	3	7
Total expenses	6	25	493	3	7
Net investment income (loss)	(3)	(1)	2,522	15	5
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	9	(37)	1,247	26	(33)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments					
and capital gains distributions	9	(37)	1,247	26	(33)
Net unrealized appreciation					
(depreciation) of investments	(64)	(100)	(2,686)	(36)	8
Net realized and unrealized gain (loss)					
on investments	(55)	(137)	(1,439)	(10)	(25)
Net increase (decrease) in net assets					
resulting from operations	$ (58)	$ (138)	$ 1,083	$ 5	$ (20)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2011
(Dollars in thousands)

	ING Invesco Van Kampen Equity and Income Portfolio - Initial Class	ING JPMorgan Mid Cap Value Portfolio - Service Class	ING Legg Mason ClearBridge Aggressive Growth Portfolio - Initial Class	ING Oppenheimer Global Portfolio - Initial Class	ING PIMCO Total Return Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 1,201	$ 16	$ 71	$ 1,241	$ 365
Total investment income	1,201	16	71	1,241	365
Expenses:					
Mortality and expense risk and other charges	676	16	15	1,012	112
Total expenses	676	16	15	1,012	112
Net investment income (loss)	525	-	56	229	253
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	354	(38)	443	1,772	248
Capital gains distributions	-	-	4,857	-	418
Total realized gain (loss) on investments and capital gains distributions	354	(38)	5,300	1,772	666
Net unrealized appreciation (depreciation) of investments	(2,098)	50	(5,049)	(9,427)	(630)
Net realized and unrealized gain (loss) on investments	(1,744)	12	251	(7,655)	36
Net increase (decrease) in net assets resulting from operations	$ (1,219)	$ 12	$ 307	$ (7,426)	$ 289

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2011
(Dollars in thousands)

	ING Pioneer High Yield Portfolio - Initial Class	ING Solution 2015 Portfolio - Service Class	ING Solution 2025 Portfolio - Service Class	ING Solution 2035 Portfolio - Service Class	ING Solution 2045 Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 1,025	$ 105	$ 44	$ 53	$ 14
Total investment income	1,025	105	44	53	14
Expenses:					
Mortality and expense risk and other charges	226	29	17	25	9
Total expenses	226	29	17	25	9
Net investment income (loss)	799	76	27	28	5
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	997	(43)	4	103	77
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	997	(43)	4	103	77
Net unrealized appreciation (depreciation) of investments	(2,141)	(72)	(110)	(324)	(162)
Net realized and unrealized gain (loss) on investments	(1,144)	(115)	(106)	(221)	(85)
Net increase (decrease) in net assets resulting from operations	$ (345)	$ (39)	$ (79)	$ (193)	$ (80)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2011
(Dollars in thousands)

	ING Solution Income Portfolio - Service Class	ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class	ING T. Rowe Price Growth Equity Portfolio - Initial Class	ING Templeton Foreign Equity Portfolio - Initial Class	ING Thornburg Value Portfolio - Initial Class
Net investment income (loss)					
Income:					
Dividends	$ 33	$ 152	$ -	$ 330	$ 111
Total investment income	33	152	-	330	111
Expenses:					
Mortality and expense risk and					
other charges	7	534	392	201	182
Total expenses	7	534	392	201	182
Net investment income (loss)	26	(382)	(392)	129	(71)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	13	1,060	1,126	(949)	944
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments					
and capital gains distributions	13	1,060	1,126	(949)	944
Net unrealized appreciation					
(depreciation) of investments	(34)	(2,701)	(1,420)	(1,455)	(2,953)
Net realized and unrealized gain (loss)					
on investments	(21)	(1,641)	(294)	(2,404)	(2,009)
Net increase (decrease) in net assets					
resulting from operations	$ 5	$ (2,023)	$ (686)	$ (2,275)	$ (2,080)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2011
(Dollars in thousands)

	ING UBS U.S. Large Cap Equity Portfolio - Initial Class	ING Strategic Allocation Conservative Portfolio - Class I	ING Strategic Allocation Growth Portfolio - Class I	ING Strategic Allocation Moderate Portfolio - Class I	ING Growth and Income Portfolio - Class A
Net investment income (loss)					
Income:					
Dividends	$ 155	$ 378	$ 221	$ 350	$ 14
Total investment income	155	378	221	350	14
Expenses:					
Mortality and expense risk and					
other charges	179	112	98	131	20
Total expenses	179	112	98	131	20
Net investment income (loss)	(24)	266	123	219	(6)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	648	(850)	(1,189)	(587)	(4)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments					
and capital gains distributions	648	(850)	(1,189)	(587)	(4)
Net unrealized appreciation					
(depreciation) of investments	(1,111)	589	790	194	(62)
Net realized and unrealized gain (loss)					
on investments	(463)	(261)	(399)	(393)	(66)
Net increase (decrease) in net assets					
resulting from operations	$ (487)	$ 5	$ (276)	$ (174)	$ (72)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2011
(Dollars in thousands)

	ING Growth and Income Portfolio - Class I	ING GET U.S. Core Portfolio - Series 5	ING GET U.S. Core Portfolio - Series 6	ING GET U.S. Core Portfolio - Series 7	ING GET U.S. Core Portfolio - Series 8
Net investment income (loss)					
Income:					
Dividends	$ 2,619	$ 34	$ 453	$ 180	$ 115
Total investment income	2,619	34	453	180	115
Expenses:					
Mortality and expense risk and other charges	2,388	14	219	141	118
Total expenses	2,388	14	219	141	118
Net investment income (loss)	231	20	234	39	(3)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	4,877	(339)	(3,173)	(476)	(315)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	4,877	(339)	(3,173)	(476)	(315)
Net unrealized appreciation (depreciation) of investments	(8,258)	291	2,665	293	170
Net realized and unrealized gain (loss) on investments	(3,381)	(48)	(508)	(183)	(145)
Net increase (decrease) in net assets resulting from operations	$ (3,150)	$ (28)	$ (274)	$ (144)	$ (148)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2011
(Dollars in thousands)

	ING GET U.S. Core Portfolio - Series 9	ING GET U.S. Core Portfolio - Series 10	ING GET U.S. Core Portfolio - Series 11	ING GET U.S. Core Portfolio - Series 12	ING GET U.S. Core Portfolio - Series 13
Net investment income (loss)					
Income:					
Dividends	$ 117	$ 106	$ 97	$ 282	$ 252
Total investment income	117	106	97	282	252
Expenses:					
Mortality and expense risk and other charges	94	69	74	185	191
Total expenses	94	69	74	185	191
Net investment income (loss)	23	37	23	97	61
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(352)	(142)	(298)	(942)	(116)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	(352)	(142)	(298)	(942)	(116)
Net unrealized appreciation (depreciation) of investments	225	54	242	780	72
Net realized and unrealized gain (loss) on investments	(127)	(88)	(56)	(162)	(44)
Net increase (decrease) in net assets resulting from operations	$ (104)	$ (51)	$ (33)	$ (65)	$ 17

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2011
(Dollars in thousands)

	ING GET U.S. Core Portfolio - Series 14	ING BlackRock Science and Technology Opportunities Portfolio - Class I	ING Euro STOXX 50 Index Portfolio - Institutional Class	ING Index Plus LargeCap Portfolio - Class I	ING Index Plus MidCap Portfolio - Class I
Net investment income (loss)					
Income:					
Dividends	$ 262	$ -	$ 1	$ 1,362	$ 76
Total investment income	262	-	1	1,362	76
Expenses:					
Mortality and expense risk and					
other charges	140	71	-	832	76
Total expenses	140	71	-	832	76
Net investment income (loss)	122	(71)	1	530	-
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(3)	767	1	(4,184)	(131)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments					
and capital gains distributions	(3)	767	1	(4,184)	(131)
Net unrealized appreciation					
(depreciation) of investments	15	(1,469)	(7)	2,963	(5)
Net realized and unrealized gain (loss)					
on investments	12	(702)	(6)	(1,221)	(136)
Net increase (decrease) in net assets					
resulting from operations	$ 134	$ (773)	$ (5)	$ (691)	$ (136)

The accompanying notes are an integral part of these financial statements.

53

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2011
(Dollars in thousands)

	ING Index Plus SmallCap Portfolio - Class I	ING International Index Portfolio - Class I	ING International Index Portfolio - Class S	ING Russell™ Large Cap Growth Index Portfolio - Class I	ING Russell™ Large Cap Index Portfolio - Class I
Net investment income (loss)					
Income:					
Dividends	$ 29	$ 244	$ 1	$ 336	$ 301
Total investment income	29	244	1	336	301
Expenses:					
Mortality and expense risk and other charges	30	111	1	339	214
Total expenses	30	111	1	339	214
Net investment income (loss)	(1)	133	-	(3)	87
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(221)	202	4	1,181	1,638
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	(221)	202	4	1,181	1,638
Net unrealized appreciation (depreciation) of investments	182	(1,522)	(8)	(382)	(1,446)
Net realized and unrealized gain (loss) on investments	(39)	(1,320)	(4)	799	192
Net increase (decrease) in net assets resulting from operations	$ (40)	$ (1,187)	$ (4)	$ 796	$ 279

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2011
(Dollars in thousands)

	ING Russell™ Large Cap Value Index Portfolio - Class I	ING Russell™ Large Cap Value Index Portfolio - Class S	ING Russell™ Mid Cap Growth Index Portfolio - Class S	ING Russell™ Mid Cap Index Portfolio - Class I	ING Russell™ Small Cap Index Portfolio - Class I
Net investment income (loss)					
Income:					
Dividends	$ 137	$ 22	$ 3	$ 6	$ 5
Total investment income	137	22	3	6	5
Expenses:					
Mortality and expense risk and other charges	91	20	5	4	4
Total expenses	91	20	5	4	4
Net investment income (loss)	46	2	(2)	2	1
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	262	43	18	28	5
Capital gains distributions	-	-	-	4	-
Total realized gain (loss) on investments and capital gains distributions	262	43	18	32	5
Net unrealized appreciation (depreciation) of investments	(322)	(58)	(84)	(46)	(41)
Net realized and unrealized gain (loss) on investments	(60)	(15)	(66)	(14)	(36)
Net increase (decrease) in net assets resulting from operations	$ (14)	$ (13)	$ (68)	$ (12)	$ (35)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2011
(Dollars in thousands)

	ING Small Company Portfolio - Class I	ING U.S. Bond Index Portfolio - Class I	ING International Value Portfolio - Class I	ING MidCap Opportunities Portfolio - Class I	ING MidCap Opportunities Portfolio - Class S
Net investment income (loss)					
Income:					
Dividends	$ 121	$ 42	$ 43	$ -	$ -
Total investment income	121	42	43	-	-
Expenses:					
Mortality and expense risk and other charges	350	14	15	18	41
Total expenses	350	14	15	18	41
Net investment income (loss)	(229)	28	28	(18)	(41)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(917)	15	(97)	225	443
Capital gains distributions	-	20	-	-	-
Total realized gain (loss) on investments and capital gains distributions	(917)	35	(97)	225	443
Net unrealized appreciation (depreciation) of investments	179	27	(209)	(271)	(504)
Net realized and unrealized gain (loss) on investments	(738)	62	(306)	(46)	(61)
Net increase (decrease) in net assets resulting from operations	$ (967)	$ 90	$ (278)	$ (64)	$ (102)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2011
(Dollars in thousands)

	ING SmallCap Opportunities Portfolio - Class I	ING SmallCap Opportunities Portfolio - Class S	Invesco V.I. Capital Appreciation Fund - Series I Shares	Invesco V.I. Core Equity Fund - Series I Shares	Janus Aspen Series Balanced Portfolio - Institutional Shares
Net investment income (loss)					
Income:					
Dividends	$ -	$ -	$ 1	$ 15	$ -
Total investment income	-	-	1	15	-
Expenses:					
Mortality and expense risk and other charges	8	26	5	16	-
Total expenses	8	26	5	16	-
Net investment income (loss)	(8)	(26)	(4)	(1)	-
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	71	111	(11)	7	-
Capital gains distributions	-	-	-	-	1
Total realized gain (loss) on investments and capital gains distributions	71	111	(11)	7	1
Net unrealized appreciation (depreciation) of investments	(91)	(93)	(33)	(18)	(1)
Net realized and unrealized gain (loss) on investments	(20)	18	(44)	(11)	-
Net increase (decrease) in net assets resulting from operations	$ (28)	$ (8)	$ (48)	$ (12)	$ -

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2011
(Dollars in thousands)

	Janus Aspen Series Enterprise Portfolio - Institutional Shares	Janus Aspen Series Flexible Bond Portfolio - Institutional Shares	Janus Aspen Series Janus Portfolio - Institutional Shares	Janus Aspen Series Worldwide Portfolio - Institutional Shares	Lord Abbett Series Fund - Mid-Cap Value Portfolio - Class VC
Net investment income (loss)					
Income:					
Dividends	$ -	$ -	$ -	$ -	$ 5
Total investment income	-	-	-	-	5
Expenses:					
Mortality and expense risk and other charges	-	-	-	-	22
Total expenses	-	-	-	-	22
Net investment income (loss)	-	-	-	-	(17)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	-	-	-	-	(198)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	-	-	-	-	(198)
Net unrealized appreciation (depreciation) of investments	-	-	-	-	100
Net realized and unrealized gain (loss) on investments	-	-	-	-	(98)
Net increase (decrease) in net assets resulting from operations	$ -	$ -	$ -	$ -	$ (115)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2011
(Dollars in thousands)

	Oppenheimer Global Securities/VA	Oppenheimer Main Street Fund®/VA	Oppenheimer Main Street Small- & Mid-Cap Fund®/VA	Oppenheimer Small- & Mid-Cap Growth Fund/VA	PIMCO Real Return Portfolio - Administrative Class
Net investment income (loss)					
Income:					
Dividends	$ 1	$ 2	$ 5	$ -	$ 363
Total investment income	1	2	5	-	363
Expenses:					
Mortality and expense risk and other charges	-	3	6	1	54
Total expenses	-	3	6	1	54
Net investment income (loss)	1	(1)	(1)	(1)	309
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(1)	(19)	(24)	2	255
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	(1)	(19)	(24)	2	255
Net unrealized appreciation (depreciation) of investments	(4)	11	(5)	(11)	72
Net realized and unrealized gain (loss) on investments	(5)	(8)	(29)	(9)	327
Net increase (decrease) in net assets resulting from operations	$ (4)	$ (9)	$ (30)	$ (10)	$ 636

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2011
(Dollars in thousands)

	Pioneer Emerging Markets VCT Portfolio - Class I	Pioneer High Yield VCT Portfolio - Class I	Wanger International	Wanger Select	Wanger USA
Net investment income (loss)					
Income:					
Dividends	$ 8	$ 29	$ 89	$ 63	$ -
Total investment income	8	29	89	63	-
Expenses:					
Mortality and expense risk and other charges	22	5	16	24	7
Total expenses	22	5	16	24	7
Net investment income (loss)	(14)	24	73	39	(7)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(38)	64	113	227	110
Capital gains distributions	-	-	45	-	79
Total realized gain (loss) on investments and capital gains distributions	(38)	64	158	227	189
Net unrealized appreciation (depreciation) of investments	(814)	(108)	(547)	(825)	(237)
Net realized and unrealized gain (loss) on investments	(852)	(44)	(389)	(598)	(48)
Net increase (decrease) in net assets resulting from operations	$ (866)	$ (20)	$ (316)	$ (559)	$ (55)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Year Ended December 31, 2011 and 2010
(Dollars in thousands)

	American Funds Insurance Series® Growth-Income Fund - Class 2	American Funds Insurance Series® International Fund - Class 2	Calvert VP SRI Balanced Portfolio	Federated Capital Appreciation Fund II - Primary Shares
Net assets at January 1, 2010	$ -	$ -	$ 1,241	$ -
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	-	2	(74)
Total realized gain (loss) on investments and capital gains distributions	-	-	(99)	(23)
Net unrealized appreciation (depreciation) of investments	-	-	211	527
Net increase (decrease) in net assets from operations	-	-	114	430
Changes from principal transactions:				
Total unit transactions	-	4	(393)	6,081
Increase (decrease) in assets derived from principal transactions	-	4	(393)	6,081
Total increase (decrease)	-	4	(279)	6,511
Net assets at December 31, 2010	-	4	962	6,511
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	-	4	(38)
Total realized gain (loss) on investments and capital gains distributions	-	1	(23)	51
Net unrealized appreciation (depreciation) of investments	-	(1)	51	(420)
Net increase (decrease) in net assets from operations	-	-	32	(407)
Changes from principal transactions:				
Total unit transactions	2	(2)	29	(1,062)
Increase (decrease) in assets derived from principal transactions	2	(2)	29	(1,062)
Total increase (decrease)	2	(2)	61	(1,469)
Net assets at December 31, 2011	$ 2	$ 2	$ 1,023	$ 5,042

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Year Ended December 31, 2011 and 2010
(Dollars in thousands)

	Federated Fund for U.S. Government Securities II	Federated High Income Bond Fund II - Primary Shares	Federated Kaufmann Fund II - Primary Shares	Federated Managed Volatility Fund II
Net assets at January 1, 2010	$ 1,615	$ 4,314	$ -	$ 1,537
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	47	286	(24)	60
Total realized gain (loss) on investments and capital gains distributions	13	(112)	8	1
Net unrealized appreciation (depreciation) of investments	(5)	345	270	251
Net increase (decrease) in net assets from operations	55	519	254	312
Changes from principal transactions:				
Total unit transactions	(410)	(718)	1,882	1,713
Increase (decrease) in assets derived from principal transactions	(410)	(718)	1,882	1,713
Total increase (decrease)	(355)	(199)	2,136	2,025
Net assets at December 31, 2010	1,260	4,115	2,136	3,562
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	35	302	(6)	89
Total realized gain (loss) on investments and capital gains distributions	1	(83)	25	-
Net unrealized appreciation (depreciation) of investments	14	(77)	(306)	14
Net increase (decrease) in net assets from operations	50	142	(287)	103
Changes from principal transactions:				
Total unit transactions	(185)	(504)	(239)	(553)
Increase (decrease) in assets derived from principal transactions	(185)	(504)	(239)	(553)
Total increase (decrease)	(135)	(362)	(526)	(450)
Net assets at December 31, 2011	$ 1,125	$ 3,753	$ 1,610	$ 3,112

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Year Ended December 31, 2011 and 2010
(Dollars in thousands)

	Federated Prime Money Fund II	Fidelity® VIP Equity-Income Portfolio - Initial Class	Fidelity® VIP Growth Portfolio - Initial Class	Fidelity® VIP High Income Portfolio - Initial Class
Net assets at January 1, 2010	$ 1,502	$ 65,887	$ 8,618	$ 192
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(29)	330	(46)	12
Total realized gain (loss) on investments and capital gains distributions	-	(4,229)	172	6
Net unrealized appreciation (depreciation) of investments	-	11,756	1,754	4
Net increase (decrease) in net assets from operations	(29)	7,857	1,880	22
Changes from principal transactions:				
Total unit transactions	486	(10,646)	(704)	(27)
Increase (decrease) in assets derived from principal transactions	486	(10,646)	(704)	(27)
Total increase (decrease)	457	(2,789)	1,176	(5)
Net assets at December 31, 2010	1,959	63,098	9,794	187
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(25)	674	(53)	13
Total realized gain (loss) on investments and capital gains distributions	-	(3,030)	406	9
Net unrealized appreciation (depreciation) of investments	-	2,401	(390)	(16)
Net increase (decrease) in net assets from operations	(25)	45	(37)	6
Changes from principal transactions:				
Total unit transactions	(452)	(10,229)	(476)	29
Increase (decrease) in assets derived from principal transactions	(452)	(10,229)	(476)	29
Total increase (decrease)	(477)	(10,184)	(513)	35
Net assets at December 31, 2011	$ 1,482	$ 52,914	$ 9,281	$ 222

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Year Ended December 31, 2011 and 2010
(Dollars in thousands)

	Fidelity® VIP Overseas Portfolio - Initial Class	Fidelity® VIP Contrafund® Portfolio - Initial Class	Fidelity® VIP Index 500 Portfolio - Initial Class	Fidelity® VIP Investment Grade Bond Portfolio - Initial Class
Net assets at January 1, 2010	$ 5,452	$ 126,570	$ 22,865	$ 914
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	19	66	101	19
Total realized gain (loss) on investments and capital gains distributions	(1,106)	(3,804)	1,180	12
Net unrealized appreciation (depreciation) of investments	1,618	21,493	1,431	24
Net increase (decrease) in net assets from operations	531	17,755	2,712	55
Changes from principal transactions:				
Total unit transactions	(1,054)	(17,155)	(3,475)	(101)
Increase (decrease) in assets derived from principal transactions	(1,054)	(17,155)	(3,475)	(101)
Total increase (decrease)	(523)	600	(763)	(46)
Net assets at December 31, 2010	4,929	127,170	22,102	868
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	19	(219)	91	13
Total realized gain (loss) on investments and capital gains distributions	(498)	(4,829)	1,332	23
Net unrealized appreciation (depreciation) of investments	(336)	1,292	(1,246)	11
Net increase (decrease) in net assets from operations	(815)	(3,756)	177	47
Changes from principal transactions:				
Total unit transactions	(664)	(18,884)	(3,548)	(174)
Increase (decrease) in assets derived from principal transactions	(664)	(18,884)	(3,548)	(174)
Total increase (decrease)	(1,479)	(22,640)	(3,371)	(127)
Net assets at December 31, 2011	$ 3,450	$ 104,530	$ 18,731	$ 741

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Year Ended December 31, 2011 and 2010
(Dollars in thousands)

	Franklin Small Cap Value Securities Fund - Class 2	ING Balanced Portfolio - Class I	ING Intermediate Bond Portfolio - Class I	ING American Funds Asset Allocation Portfolio
Net assets at January 1, 2010	$ 3,377	$ 80,515	$ 104,817	$ -
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(3)	1,290	3,817	-
Total realized gain (loss) on investments and capital gains distributions	(622)	(1,473)	(1,292)	-
Net unrealized appreciation (depreciation) of investments	1,416	9,754	6,154	-
Net increase (decrease) in net assets from operations	791	9,571	8,679	-
Changes from principal transactions:				
Total unit transactions	(751)	(9,042)	(12,435)	-
Increase (decrease) in assets derived from principal transactions	(751)	(9,042)	(12,435)	-
Total increase (decrease)	40	529	(3,756)	-
Net assets at December 31, 2010	3,417	81,044	101,061	-
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(6)	1,173	3,432	(1)
Total realized gain (loss) on investments and capital gains distributions	139	(1,388)	(1,337)	(1)
Net unrealized appreciation (depreciation) of investments	(250)	(1,511)	3,744	(4)
Net increase (decrease) in net assets from operations	(117)	(1,726)	5,839	(6)
Changes from principal transactions:				
Total unit transactions	(513)	(10,534)	(5,360)	125
Increase (decrease) in assets derived from principal transactions	(513)	(10,534)	(5,360)	125
Total increase (decrease)	(630)	(12,260)	479	119
Net assets at December 31, 2011	$ 2,787	$ 68,784	$ 101,540	$ 119

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Year Ended December 31, 2011 and 2010
(Dollars in thousands)

	ING American Funds Growth Portfolio	ING American Funds Growth-Income Portfolio	ING American Funds International Portfolio	ING American Funds World Allocation Portfolio - Service Class
Net assets at January 1, 2010	$ 14,407	$ 12,494	$ 16,435	$ -
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(141)	(32)	(40)	-
Total realized gain (loss) on investments and capital gains distributions	(1,563)	(1,195)	(2,502)	-
Net unrealized appreciation (depreciation) of investments	3,569	2,081	3,068	-
Net increase (decrease) in net assets from operations	1,865	854	526	-
Changes from principal transactions:				
Total unit transactions	(3,747)	(3,233)	(3,522)	-
Increase (decrease) in assets derived from principal transactions	(3,747)	(3,233)	(3,522)	-
Total increase (decrease)	(1,882)	(2,379)	(2,996)	-
Net assets at December 31, 2010	12,525	10,115	13,439	-
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(118)	82	41	(1)
Total realized gain (loss) on investments and capital gains distributions	(915)	(1,021)	(1,438)	(20)
Net unrealized appreciation (depreciation) of investments	452	1,014	(387)	1
Net increase (decrease) in net assets from operations	(581)	75	(1,784)	(20)
Changes from principal transactions:				
Total unit transactions	(2,069)	(10,190)	(2,351)	158
Increase (decrease) in assets derived from principal transactions	(2,069)	(10,190)	(2,351)	158
Total increase (decrease)	(2,650)	(10,115)	(4,135)	138
Net assets at December 31, 2011	$ 9,875	$ -	$ 9,304	$ 138

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Year Ended December 31, 2011 and 2010
(Dollars in thousands)

	ING Artio Foreign Portfolio - Service Class	ING BlackRock Health Sciences Opportunities Portfolio - Service Class	ING BlackRock Inflation Protected Bond Portfolio - Institutional Class	ING BlackRock Inflation Protected Bond Portfolio - Service Class
Net assets at January 1, 2010	$ 7,153	$ 283	$ -	$ -
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(50)	(2)	(1)	-
Total realized gain (loss) on investments and capital gains distributions	(2,243)	1	2	-
Net unrealized appreciation (depreciation) of investments	2,467	14	(2)	-
Net increase (decrease) in net assets from operations	174	13	(1)	-
Changes from principal transactions:				
Total unit transactions	(2,556)	(82)	298	-
Increase (decrease) in assets derived from principal transactions	(2,556)	(82)	298	-
Total increase (decrease)	(2,382)	(69)	297	-
Net assets at December 31, 2010	4,771	214	297	-
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	37	-	6	(1)
Total realized gain (loss) on investments and capital gains distributions	(260)	29	14	28
Net unrealized appreciation (depreciation) of investments	(668)	(34)	15	47
Net increase (decrease) in net assets from operations	(891)	(5)	35	74
Changes from principal transactions:				
Total unit transactions	(880)	183	(4)	3,312
Increase (decrease) in assets derived from principal transactions	(880)	183	(4)	3,312
Total increase (decrease)	(1,771)	178	31	3,386
Net assets at December 31, 2011	$ 3,000	$ 392	$ 328	$ 3,386

The accompanying notes are an integral part of these financial statements.

**VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY**
Statements of Changes in Net Assets
For the Year Ended December 31, 2011 and 2010
(Dollars in thousands)

	ING BlackRock Large Cap Growth Portfolio - Institutional Class	ING Clarion Global Real Estate Portfolio - Institutional Class	ING Clarion Global Real Estate Portfolio - Service Class	ING Clarion Real Estate Portfolio - Service Class
Net assets at January 1, 2010	$ 24,319	$ 1,713	$ 1,118	$ 1,553
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(170)	115	81	57
Total realized gain (loss) on investments and capital gains distributions	(1,602)	(62)	(158)	(150)
Net unrealized appreciation (depreciation) of investments	4,463	164	224	549
Net increase (decrease) in net assets from operations	2,691	217	147	456
Changes from principal transactions:				
Total unit transactions	(2,780)	(311)	(120)	293
Increase (decrease) in assets derived from principal transactions	(2,780)	(311)	(120)	293
Total increase (decrease)	(89)	(94)	27	749
Net assets at December 31, 2010	24,230	1,619	1,145	2,302
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(147)	45	22	11
Total realized gain (loss) on investments and capital gains distributions	(1,036)	77	(135)	328
Net unrealized appreciation (depreciation) of investments	744	(217)	52	(128)
Net increase (decrease) in net assets from operations	(439)	(95)	(61)	211
Changes from principal transactions:				
Total unit transactions	(2,795)	66	(226)	(33)
Increase (decrease) in assets derived from principal transactions	(2,795)	66	(226)	(33)
Total increase (decrease)	(3,234)	(29)	(287)	178
Net assets at December 31, 2011	$ 20,996	$ 1,590	$ 858	$ 2,480

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Year Ended December 31, 2011 and 2010
(Dollars in thousands)

	ING Core Growth and Income Portfolio - Service Class	ING FMR^{SM} Diversified Mid Cap Portfolio - Institutional Class	ING FMR^{SM} Diversified Mid Cap Portfolio - Service Class	ING Franklin Income Portfolio - Service Class
Net assets at January 1, 2010	$ 1,347	$ 16,149	$ 1,237	$ 4,595
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(10)	(145)	(10)	176
Total realized gain (loss) on investments and capital gains distributions	276	(469)	(60)	(270)
Net unrealized appreciation (depreciation) of investments	(164)	4,608	409	561
Net increase (decrease) in net assets from operations	102	3,994	339	467
Changes from principal transactions:				
Total unit transactions	(109)	(1,865)	431	(755)
Increase (decrease) in assets derived from principal transactions	(109)	(1,865)	431	(755)
Total increase (decrease)	(7)	2,129	770	(288)
Net assets at December 31, 2010	1,340	18,278	2,007	4,307
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	12	(170)	(11)	189
Total realized gain (loss) on investments and capital gains distributions	32	215	221	(94)
Net unrealized appreciation (depreciation) of investments	(144)	(1,860)	(415)	(50)
Net increase (decrease) in net assets from operations	(100)	(1,815)	(205)	45
Changes from principal transactions:				
Total unit transactions	(1,240)	(3,453)	(308)	(12)
Increase (decrease) in assets derived from principal transactions	(1,240)	(3,453)	(308)	(12)
Total increase (decrease)	(1,340)	(5,268)	(513)	33
Net assets at December 31, 2011	$ -	$ 13,010	$ 1,494	$ 4,340

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Year Ended December 31, 2011 and 2010
(Dollars in thousands)

	ING Franklin Mutual Shares Portfolio - Service Class	ING Global Resources Portfolio - Service Class	ING Invesco Van Kampen Growth and Income Portfolio - Service Class	ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class
Net assets at January 1, 2010	$ 2,349	$ 8,735	$ 865	$ 6,191
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(14)	(3)	(5)	(40)
Total realized gain (loss) on investments and capital gains distributions	(272)	(1,578)	(47)	15
Net unrealized appreciation (depreciation) of investments	458	2,924	139	1,247
Net increase (decrease) in net assets from operations	172	1,343	87	1,222
Changes from principal transactions:				
Total unit transactions	(690)	(1,824)	(95)	842
Increase (decrease) in assets derived from principal transactions	(690)	(1,824)	(95)	842
Total increase (decrease)	(518)	(481)	(8)	2,064
Net assets at December 31, 2010	1,831	8,254	857	8,255
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	39	(33)	2	(11)
Total realized gain (loss) on investments and capital gains distributions	(126)	(352)	(70)	497
Net unrealized appreciation (depreciation) of investments	45	(450)	51	(1,966)
Net increase (decrease) in net assets from operations	(42)	(835)	(17)	(1,480)
Changes from principal transactions:				
Total unit transactions	(365)	(1,054)	14	(1,181)
Increase (decrease) in assets derived from principal transactions	(365)	(1,054)	14	(1,181)
Total increase (decrease)	(407)	(1,889)	(3)	(2,661)
Net assets at December 31, 2011	$ 1,424	$ 6,365	$ 854	$ 5,594

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Year Ended December 31, 2011 and 2010
(Dollars in thousands)

	ING JPMorgan Emerging Markets Equity Portfolio - Service Class	ING JPMorgan Small Cap Core Equity Portfolio - Institutional Class	ING JPMorgan Small Cap Core Equity Portfolio - Service Class	ING Large Cap Growth Portfolio - Institutional Class
Net assets at January 1, 2010	$ 8,208	$ 2,000	$ 143	$ 8,990
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(30)	(14)	(2)	(73)
Total realized gain (loss) on investments and capital gains distributions	(78)	(104)	(9)	196
Net unrealized appreciation (depreciation) of investments	1,617	562	47	928
Net increase (decrease) in net assets from operations	1,509	444	36	1,051
Changes from principal transactions:				
Total unit transactions	1,804	(351)	145	(1,052)
Increase (decrease) in assets derived from principal transactions	1,804	(351)	145	(1,052)
Total increase (decrease)	3,313	93	181	(1)
Net assets at December 31, 2010	11,521	2,093	324	8,989
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	4	(12)	(1)	(261)
Total realized gain (loss) on investments and capital gains distributions	905	(35)	8	2,598
Net unrealized appreciation (depreciation) of investments	(2,969)	(44)	(29)	(2,195)
Net increase (decrease) in net assets from operations	(2,060)	(91)	(22)	142
Changes from principal transactions:				
Total unit transactions	(3,451)	179	(115)	18,144
Increase (decrease) in assets derived from principal transactions	(3,451)	179	(115)	18,144
Total increase (decrease)	(5,511)	88	(137)	18,286
Net assets at December 31, 2011	$ 6,010	$ 2,181	$ 187	$ 27,275

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Year Ended December 31, 2011 and 2010
(Dollars in thousands)

	ING Large Cap Value Portfolio - Institutional Class	ING Large Cap Value Portfolio - Service Class	ING Lord Abbett Growth and Income Portfolio - Institutional Class	ING Lord Abbett Growth and Income Portfolio - Service Class
Net assets at January 1, 2010	$ 3,102	$ -	$ 3,183	$ 500
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	56	-	(5)	(3)
Total realized gain (loss) on investments and capital gains distributions	(200)	-	(609)	(102)
Net unrealized appreciation (depreciation) of investments	684	-	1,073	172
Net increase (decrease) in net assets from operations	540	-	459	67
Changes from principal transactions:				
Total unit transactions	(212)	-	(937)	(135)
Increase (decrease) in assets derived from principal transactions	(212)	-	(937)	(135)
Total increase (decrease)	328	-	(478)	(68)
Net assets at December 31, 2010	3,430	-	2,705	432
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	13	-	6	-
Total realized gain (loss) on investments and capital gains distributions	(339)	(6)	(33)	108
Net unrealized appreciation (depreciation) of investments	404	1	91	(97)
Net increase (decrease) in net assets from operations	78	(5)	64	11
Changes from principal transactions:				
Total unit transactions	1,248	436	(2,769)	(443)
Increase (decrease) in assets derived from principal transactions	1,248	436	(2,769)	(443)
Total increase (decrease)	1,326	431	(2,705)	(432)
Net assets at December 31, 2011	$ 4,756	$ 431	$ -	$ -

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Year Ended December 31, 2011 and 2010
(Dollars in thousands)

	ING Marsico Growth Portfolio - Service Class	ING MFS Total Return Portfolio - Institutional Class	ING MFS Total Return Portfolio - Service Class	ING MFS Utilities Portfolio - Service Class
Net assets at January 1, 2010	$ 1,595	$ 46,669	$ 1,288	$ 2,238
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(5)	(338)	(4)	44
Total realized gain (loss) on investments and capital gains distributions	(175)	(2,960)	(173)	(274)
Net unrealized appreciation (depreciation) of investments	394	6,835	272	501
Net increase (decrease) in net assets from operations	214	3,537	95	271
Changes from principal transactions:				
Total unit transactions	(286)	(9,396)	(292)	(20)
Increase (decrease) in assets derived from principal transactions	(286)	(9,396)	(292)	(20)
Total increase (decrease)	(72)	(5,859)	(197)	251
Net assets at December 31, 2010	1,523	40,810	1,091	2,489
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(11)	512	17	72
Total realized gain (loss) on investments and capital gains distributions	91	(1,838)	(3)	(110)
Net unrealized appreciation (depreciation) of investments	(112)	1,620	(7)	176
Net increase (decrease) in net assets from operations	(32)	294	7	138
Changes from principal transactions:				
Total unit transactions	80	(8,474)	(212)	143
Increase (decrease) in assets derived from principal transactions	80	(8,474)	(212)	143
Total increase (decrease)	48	(8,180)	(205)	281
Net assets at December 31, 2011	$ 1,571	$ 32,630	$ 886	$ 2,770

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Year Ended December 31, 2011 and 2010
(Dollars in thousands)

	ING PIMCO High Yield Portfolio - Service Class	ING PIMCO Total Return Bond Portfolio - Service Class	ING Pioneer Fund Portfolio - Institutional Class	ING Pioneer Mid Cap Value Portfolio - Institutional Class
Net assets at January 1, 2010	$ 4,530	$ -	$ 11,381	$ 2,620
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	289	-	3	7
Total realized gain (loss) on investments and capital gains distributions	410	-	(448)	(176)
Net unrealized appreciation (depreciation) of investments	(144)	-	1,817	588
Net increase (decrease) in net assets from operations	555	-	1,372	419
Changes from principal transactions:				
Total unit transactions	(358)	-	(1,849)	(244)
Increase (decrease) in assets derived from principal transactions	(358)	-	(1,849)	(244)
Total increase (decrease)	197	-	(477)	175
Net assets at December 31, 2010	4,727	-	10,904	2,795
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	273	32	22	13
Total realized gain (loss) on investments and capital gains distributions	289	(28)	(820)	(149)
Net unrealized appreciation (depreciation) of investments	(417)	(7)	274	15
Net increase (decrease) in net assets from operations	145	(3)	(524)	(121)
Changes from principal transactions:				
Total unit transactions	(665)	2,007	(2,429)	(574)
Increase (decrease) in assets derived from principal transactions	(665)	2,007	(2,429)	(574)
Total increase (decrease)	(520)	2,004	(2,953)	(695)
Net assets at December 31, 2011	$ 4,207	$ 2,004	$ 7,951	$ 2,100

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Year Ended December 31, 2011 and 2010
(Dollars in thousands)

	ING Pioneer Mid Cap Value Portfolio - Service Class	ING Retirement Conservative Portfolio - Adviser Class	ING Retirement Growth Portfolio - Adviser Class	ING Retirement Moderate Growth Portfolio - Adviser Class
Net assets at January 1, 2010	$ 737	$ -	$ 5,625	$ 7,664
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(3)	-	(45)	(49)
Total realized gain (loss) on investments and capital gains distributions	(37)	-	37	87
Net unrealized appreciation (depreciation) of investments	152	-	522	574
Net increase (decrease) in net assets from operations	112	-	514	612
Changes from principal transactions:				
Total unit transactions	(18)	-	(601)	(1,823)
Increase (decrease) in assets derived from principal transactions	(18)	-	(601)	(1,823)
Total increase (decrease)	94	-	(87)	(1,211)
Net assets at December 31, 2010	831	-	5,538	6,453
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1)	-	(20)	(13)
Total realized gain (loss) on investments and capital gains distributions	98	(2)	187	227
Net unrealized appreciation (depreciation) of investments	(132)	10	(298)	(251)
Net increase (decrease) in net assets from operations	(35)	8	(131)	(37)
Changes from principal transactions:				
Total unit transactions	(217)	838	(832)	(1,080)
Increase (decrease) in assets derived from principal transactions	(217)	838	(832)	(1,080)
Total increase (decrease)	(252)	846	(963)	(1,117)
Net assets at December 31, 2011	$ 579	$ 846	$ 4,575	$ 5,336

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Year Ended December 31, 2011 and 2010
(Dollars in thousands)

	ING Retirement Moderate Portfolio - Adviser Class	ING T. Rowe Price Capital Appreciation Portfolio - Service Class	ING T. Rowe Price Equity Income Portfolio - Service Class	ING T. Rowe Price International Stock Portfolio - Service Class
Net assets at January 1, 2010	$ 9,028	$ 11,020	$ 6,057	$ 5,429
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(56)	80	36	14
Total realized gain (loss) on investments and capital gains distributions	161	(671)	(758)	(835)
Net unrealized appreciation (depreciation) of investments	522	1,956	1,404	1,324
Net increase (decrease) in net assets from operations	627	1,365	682	503
Changes from principal transactions:				
Total unit transactions	(2,481)	(941)	(948)	(1,232)
Increase (decrease) in assets derived from principal transactions	(2,481)	(941)	(948)	(1,232)
Total increase (decrease)	(1,854)	424	(266)	(729)
Net assets at December 31, 2010	7,174	11,444	5,791	4,700
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	8	122	57	95
Total realized gain (loss) on investments and capital gains distributions	143	(153)	210	(485)
Net unrealized appreciation (depreciation) of investments	(69)	307	(376)	(158)
Net increase (decrease) in net assets from operations	82	276	(109)	(548)
Changes from principal transactions:				
Total unit transactions	(874)	644	(56)	(676)
Increase (decrease) in assets derived from principal transactions	(874)	644	(56)	(676)
Total increase (decrease)	(792)	920	(165)	(1,224)
Net assets at December 31, 2011	$ 6,382	$ 12,364	$ 5,626	$ 3,476

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Year Ended December 31, 2011 and 2010
(Dollars in thousands)

	ING Templeton Global Growth Portfolio - Service Class	ING U.S. Stock Index Portfolio - Service Class	ING Money Market Portfolio - Class I	ING Money Market Portfolio - Class S
Net assets at January 1, 2010	$ 489	$ -	$ 140,358	$ -
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	1	(1,386)	(1)
Total realized gain (loss) on investments and capital gains distributions	(107)	8	276	-
Net unrealized appreciation (depreciation) of investments	120	6	-	-
Net increase (decrease) in net assets from operations	13	15	(1,110)	(1)
Changes from principal transactions:				
Total unit transactions	(175)	45	(41,577)	314
Increase (decrease) in assets derived from principal transactions	(175)	45	(41,577)	314
Total increase (decrease)	(162)	60	(42,687)	313
Net assets at December 31, 2010	327	60	97,671	313
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1	1	(1,056)	(2)
Total realized gain (loss) on investments and capital gains distributions	(28)	4	16	-
Net unrealized appreciation (depreciation) of investments	-	(3)	-	-
Net increase (decrease) in net assets from operations	(27)	2	(1,040)	(2)
Changes from principal transactions:				
Total unit transactions	(3)	(5)	(14,046)	(38)
Increase (decrease) in assets derived from principal transactions	(3)	(5)	(14,046)	(38)
Total increase (decrease)	(30)	(3)	(15,086)	(40)
Net assets at December 31, 2011	$ 297	$ 57	$ 82,585	$ 273

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Year Ended December 31, 2011 and 2010
(Dollars in thousands)

	ING American Century Small-Mid Cap Value Portfolio - Service Class	ING Baron Small Cap Growth Portfolio - Service Class	ING Columbia Small Cap Value II Portfolio - Service Class	ING Davis New York Venture Portfolio - Service Class
Net assets at January 1, 2010	$ 1,309	$ 3,335	$ 663	$ 2,481
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	7	(31)	-	(16)
Total realized gain (loss) on investments and capital gains distributions	(18)	(11)	(39)	(185)
Net unrealized appreciation (depreciation) of investments	360	822	168	453
Net increase (decrease) in net assets from operations	349	780	129	252
Changes from principal transactions:				
Total unit transactions	586	(415)	(73)	(113)
Increase (decrease) in assets derived from principal transactions	586	(415)	(73)	(113)
Total increase (decrease)	935	365	56	139
Net assets at December 31, 2010	2,244	3,700	719	2,620
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	5	(37)	(3)	(1)
Total realized gain (loss) on investments and capital gains distributions	186	62	9	(37)
Net unrealized appreciation (depreciation) of investments	(244)	2	(64)	(100)
Net increase (decrease) in net assets from operations	(53)	27	(58)	(138)
Changes from principal transactions:				
Total unit transactions	(451)	123	(215)	(440)
Increase (decrease) in assets derived from principal transactions	(451)	123	(215)	(440)
Total increase (decrease)	(504)	150	(273)	(578)
Net assets at December 31, 2011	$ 1,740	$ 3,850	$ 446	$ 2,042

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Year Ended December 31, 2011 and 2010
(Dollars in thousands)

	ING Global Bond Portfolio - Initial Class	ING Global Bond Portfolio - Service Class	ING Invesco Van Kampen Comstock Portfolio - Service Class	ING Invesco Van Kampen Equity and Income Portfolio - Initial Class
Net assets at January 1, 2010	$ 43,730	$ 108	$ 1,025	$ 66,795
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	841	2	5	371
Total realized gain (loss) on investments and capital gains distributions	1,275	-	(136)	(505)
Net unrealized appreciation (depreciation) of investments	3,922	13	277	6,484
Net increase (decrease) in net assets from operations	6,038	15	146	6,350
Changes from principal transactions:				
Total unit transactions	(5,160)	(8)	(234)	(11,310)
Increase (decrease) in assets derived from principal transactions	(5,160)	(8)	(234)	(11,310)
Total increase (decrease)	878	7	(88)	(4,960)
Net assets at December 31, 2010	44,608	115	937	61,835
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	2,522	15	5	525
Total realized gain (loss) on investments and capital gains distributions	1,247	26	(33)	354
Net unrealized appreciation (depreciation) of investments	(2,686)	(36)	8	(2,098)
Net increase (decrease) in net assets from operations	1,083	5	(20)	(1,219)
Changes from principal transactions:				
Total unit transactions	(8,014)	26	(104)	(9,891)
Increase (decrease) in assets derived from principal transactions	(8,014)	26	(104)	(9,891)
Total increase (decrease)	(6,931)	31	(124)	(11,110)
Net assets at December 31, 2011	$ 37,677	$ 146	$ 813	$ 50,725

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Year Ended December 31, 2011 and 2010
(Dollars in thousands)

	ING JPMorgan Mid Cap Value Portfolio - Service Class	ING Legg Mason ClearBridge Aggressive Growth Portfolio - Initial Class	ING Oppenheimer Global Portfolio - Initial Class	ING PIMCO Total Return Portfolio - Service Class
Net assets at January 1, 2010	$ 1,764	$ 18,675	$ 91,664	$ 14,338
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(2)	(235)	405	368
Total realized gain (loss) on investments and capital gains distributions	(196)	915	499	347
Net unrealized appreciation (depreciation) of investments	535	3,283	11,231	262
Net increase (decrease) in net assets from operations	337	3,963	12,135	977
Changes from principal transactions:				
Total unit transactions	(356)	(2,105)	(11,679)	(113)
Increase (decrease) in assets derived from principal transactions	(356)	(2,105)	(11,679)	(113)
Total increase (decrease)	(19)	1,858	456	864
Net assets at December 31, 2010	1,745	20,533	92,120	15,202
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	56	229	253
Total realized gain (loss) on investments and capital gains distributions	(38)	5,300	1,772	666
Net unrealized appreciation (depreciation) of investments	50	(5,049)	(9,427)	(630)
Net increase (decrease) in net assets from operations	12	307	(7,426)	289
Changes from principal transactions:				
Total unit transactions	115	(20,840)	(11,236)	(2,498)
Increase (decrease) in assets derived from principal transactions	115	(20,840)	(11,236)	(2,498)
Total increase (decrease)	127	(20,533)	(18,662)	(2,209)
Net assets at December 31, 2011	$ 1,872	$ -	$ 73,458	$ 12,993

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Year Ended December 31, 2011 and 2010
(Dollars in thousands)

	ING Pioneer High Yield Portfolio - Initial Class	ING Solution 2015 Portfolio - Service Class	ING Solution 2025 Portfolio - Service Class	ING Solution 2035 Portfolio - Service Class
Net assets at January 1, 2010	$ 19,385	$ 3,305	$ 2,009	$ 2,339
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	943	51	18	13
Total realized gain (loss) on investments and capital gains distributions	686	(42)	(51)	(96)
Net unrealized appreciation (depreciation) of investments	1,442	341	306	464
Net increase (decrease) in net assets from operations	3,071	350	273	381
Changes from principal transactions:				
Total unit transactions	(2,795)	54	122	551
Increase (decrease) in assets derived from principal transactions	(2,795)	54	122	551
Total increase (decrease)	276	404	395	932
Net assets at December 31, 2010	19,661	3,709	2,404	3,271
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	799	76	27	28
Total realized gain (loss) on investments and capital gains distributions	997	(43)	4	103
Net unrealized appreciation (depreciation) of investments	(2,141)	(72)	(110)	(324)
Net increase (decrease) in net assets from operations	(345)	(39)	(79)	(193)
Changes from principal transactions:				
Total unit transactions	(3,058)	(462)	(166)	324
Increase (decrease) in assets derived from principal transactions	(3,058)	(462)	(166)	324
Total increase (decrease)	(3,403)	(501)	(245)	131
Net assets at December 31, 2011	$ 16,258	$ 3,208	$ 2,159	$ 3,402

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Year Ended December 31, 2011 and 2010
(Dollars in thousands)

	ING Solution 2045 Portfolio - Service Class	ING Solution Income Portfolio - Service Class	ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class	ING T. Rowe Price Growth Equity Portfolio - Initial Class
Net assets at January 1, 2010	$ 1,200	$ 1,436	$ 42,125	$ 31,789
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	4	24	(375)	(372)
Total realized gain (loss) on investments and capital gains distributions	(122)	70	(154)	845
Net unrealized appreciation (depreciation) of investments	203	(5)	11,138	3,932
Net increase (decrease) in net assets from operations	85	89	10,609	4,405
Changes from principal transactions:				
Total unit transactions	(345)	(646)	(4,305)	(3,763)
Increase (decrease) in assets derived from principal transactions	(345)	(646)	(4,305)	(3,763)
Total increase (decrease)	(260)	(557)	6,304	642
Net assets at December 31, 2010	940	879	48,429	32,431
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	5	26	(382)	(392)
Total realized gain (loss) on investments and capital gains distributions	77	13	1,060	1,126
Net unrealized appreciation (depreciation) of investments	(162)	(34)	(2,701)	(1,420)
Net increase (decrease) in net assets from operations	(80)	5	(2,023)	(686)
Changes from principal transactions:				
Total unit transactions	564	188	(4,984)	(3,093)
Increase (decrease) in assets derived from principal transactions	564	188	(4,984)	(3,093)
Total increase (decrease)	484	193	(7,007)	(3,779)
Net assets at December 31, 2011	$ 1,424	$ 1,072	$ 41,422	$ 28,652

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Year Ended December 31, 2011 and 2010
(Dollars in thousands)

	ING Templeton Foreign Equity Portfolio - Initial Class	ING Thornburg Value Portfolio - Initial Class	ING UBS U.S. Large Cap Equity Portfolio - Initial Class	ING Strategic Allocation Conservative Portfolio - Class I
Net assets at January 1, 2010	$ 21,070	$ 17,350	$ 16,616	$ 8,694
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	228	61	(52)	274
Total realized gain (loss) on investments and capital gains distributions	(1,358)	919	93	(439)
Net unrealized appreciation (depreciation) of investments	2,480	578	1,702	979
Net increase (decrease) in net assets from operations	1,350	1,558	1,743	814
Changes from principal transactions:				
Total unit transactions	(2,785)	(1,696)	(2,589)	(603)
Increase (decrease) in assets derived from principal transactions	(2,785)	(1,696)	(2,589)	(603)
Total increase (decrease)	(1,435)	(138)	(846)	211
Net assets at December 31, 2010	19,635	17,212	15,770	8,905
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	129	(71)	(24)	266
Total realized gain (loss) on investments and capital gains distributions	(949)	944	648	(850)
Net unrealized appreciation (depreciation) of investments	(1,455)	(2,953)	(1,111)	589
Net increase (decrease) in net assets from operations	(2,275)	(2,080)	(487)	5
Changes from principal transactions:				
Total unit transactions	(3,027)	(2,834)	(2,482)	(1,320)
Increase (decrease) in assets derived from principal transactions	(3,027)	(2,834)	(2,482)	(1,320)
Total increase (decrease)	(5,302)	(4,914)	(2,969)	(1,315)
Net assets at December 31, 2011	$ 14,333	$ 12,298	$ 12,801	$ 7,590

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Year Ended December 31, 2011 and 2010
(Dollars in thousands)

	ING Strategic Allocation Growth Portfolio - Class I	ING Strategic Allocation Moderate Portfolio - Class I	ING Growth and Income Portfolio - Class A	ING Growth and Income Portfolio - Class I
Net assets at January 1, 2010	$ 8,694	$ 10,045	$ -	$ 215,519
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	217	294	-	(15)
Total realized gain (loss) on investments and capital gains distributions	(826)	(969)	-	1,090
Net unrealized appreciation (depreciation) of investments	1,551	1,666	-	25,612
Net increase (decrease) in net assets from operations	942	991	-	26,687
Changes from principal transactions:				
Total unit transactions	(908)	(441)	-	(16,933)
Increase (decrease) in assets derived from principal transactions	(908)	(441)	-	(16,933)
Total increase (decrease)	34	550	-	9,754
Net assets at December 31, 2010	8,728	10,595	-	225,273
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	123	219	(6)	231
Total realized gain (loss) on investments and capital gains distributions	(1,189)	(587)	(4)	4,877
Net unrealized appreciation (depreciation) of investments	790	194	(62)	(8,258)
Net increase (decrease) in net assets from operations	(276)	(174)	(72)	(3,150)
Changes from principal transactions:				
Total unit transactions	(902)	(824)	1,666	(23,380)
Increase (decrease) in assets derived from principal transactions	(902)	(824)	1,666	(23,380)
Total increase (decrease)	(1,178)	(998)	1,594	(26,530)
Net assets at December 31, 2011	$ 7,550	$ 9,597	$ 1,594	$ 198,743

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Year Ended December 31, 2011 and 2010
(Dollars in thousands)

	ING GET U.S. Core Portfolio - Series 5	ING GET U.S. Core Portfolio - Series 6	ING GET U.S. Core Portfolio - Series 7	ING GET U.S. Core Portfolio - Series 8
Net assets at January 1, 2010	$ 1,481	$ 18,495	$ 10,586	$ 8,683
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	3	64	36	42
Total realized gain (loss) on investments and capital gains distributions	(40)	(844)	(582)	(331)
Net unrealized appreciation (depreciation) of investments	43	833	619	348
Net increase (decrease) in net assets from operations	6	53	73	59
Changes from principal transactions:				
Total unit transactions	(110)	(3,345)	(1,864)	(1,162)
Increase (decrease) in assets derived from principal transactions	(110)	(3,345)	(1,864)	(1,162)
Total increase (decrease)	(104)	(3,292)	(1,791)	(1,103)
Net assets at December 31, 2010	1,377	15,203	8,795	7,580
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	20	234	39	(3)
Total realized gain (loss) on investments and capital gains distributions	(339)	(3,173)	(476)	(315)
Net unrealized appreciation (depreciation) of investments	291	2,665	293	170
Net increase (decrease) in net assets from operations	(28)	(274)	(144)	(148)
Changes from principal transactions:				
Total unit transactions	(1,349)	(14,929)	(1,437)	(1,064)
Increase (decrease) in assets derived from principal transactions	(1,349)	(14,929)	(1,437)	(1,064)
Total increase (decrease)	(1,377)	(15,203)	(1,581)	(1,212)
Net assets at December 31, 2011	$ -	$ -	$ 7,214	$ 6,368

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Year Ended December 31, 2011 and 2010
(Dollars in thousands)

	ING GET U.S. Core Portfolio - Series 9	ING GET U.S. Core Portfolio - Series 10	ING GET U.S. Core Portfolio - Series 11	ING GET U.S. Core Portfolio - Series 12
Net assets at January 1, 2010	$ 7,044	$ 4,779	$ 6,024	$ 15,586
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	26	42	49	157
Total realized gain (loss) on investments and capital gains distributions	(295)	(144)	(343)	(1,049)
Net unrealized appreciation (depreciation) of investments	405	212	469	1,471
Net increase (decrease) in net assets from operations	136	110	175	579
Changes from principal transactions:				
Total unit transactions	(1,018)	(549)	(1,254)	(3,377)
Increase (decrease) in assets derived from principal transactions	(1,018)	(549)	(1,254)	(3,377)
Total increase (decrease)	(882)	(439)	(1,079)	(2,798)
Net assets at December 31, 2010	6,162	4,340	4,945	12,788
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	23	37	23	97
Total realized gain (loss) on investments and capital gains distributions	(352)	(142)	(298)	(942)
Net unrealized appreciation (depreciation) of investments	225	54	242	780
Net increase (decrease) in net assets from operations	(104)	(51)	(33)	(65)
Changes from principal transactions:				
Total unit transactions	(1,203)	(495)	(1,085)	(3,081)
Increase (decrease) in assets derived from principal transactions	(1,203)	(495)	(1,085)	(3,081)
Total increase (decrease)	(1,307)	(546)	(1,118)	(3,146)
Net assets at December 31, 2011	$ 4,855	$ 3,794	$ 3,827	$ 9,642

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Year Ended December 31, 2011 and 2010
(Dollars in thousands)

	ING GET U.S. Core Portfolio - Series 13	ING GET U.S. Core Portfolio - Series 14	ING BlackRock Science and Technology Opportunities Portfolio - Class I	ING Euro STOXX 50 Index Portfolio - Institutional Class
Net assets at January 1, 2010	$ 14,452	$ 12,578	$ 5,656	$ -
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	116	253	(64)	-
Total realized gain (loss) on investments and capital gains distributions	(127)	(25)	(104)	-
Net unrealized appreciation (depreciation) of investments	685	361	1,164	5
Net increase (decrease) in net assets from operations	674	589	996	5
Changes from principal transactions:				
Total unit transactions	(2,420)	(3,483)	272	29
Increase (decrease) in assets derived from principal transactions	(2,420)	(3,483)	272	29
Total increase (decrease)	(1,746)	(2,894)	1,268	34
Net assets at December 31, 2010	12,706	9,684	6,924	34
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	61	122	(71)	1
Total realized gain (loss) on investments and capital gains distributions	(116)	(3)	767	1
Net unrealized appreciation (depreciation) of investments	72	15	(1,469)	(7)
Net increase (decrease) in net assets from operations	17	134	(773)	(5)
Changes from principal transactions:				
Total unit transactions	(2,515)	(2,059)	(418)	5
Increase (decrease) in assets derived from principal transactions	(2,515)	(2,059)	(418)	5
Total increase (decrease)	(2,498)	(1,925)	(1,191)	-
Net assets at December 31, 2011	$ 10,208	$ 7,759	$ 5,733	$ 34

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Year Ended December 31, 2011 and 2010
(Dollars in thousands)

	ING Index Plus LargeCap Portfolio - Class I	ING Index Plus MidCap Portfolio - Class I	ING Index Plus SmallCap Portfolio - Class I	ING International Index Portfolio - Class I
Net assets at January 1, 2010	$ 84,361	$ 9,299	$ 3,939	$ 11,857
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	670	29	(3)	268
Total realized gain (loss) on investments and capital gains distributions	(2,462)	(480)	(365)	145
Net unrealized appreciation (depreciation) of investments	10,778	2,226	1,154	161
Net increase (decrease) in net assets from operations	8,986	1,775	786	574
Changes from principal transactions:				
Total unit transactions	(16,075)	(1,206)	(620)	(2,159)
Increase (decrease) in assets derived from principal transactions	(16,075)	(1,206)	(620)	(2,159)
Total increase (decrease)	(7,089)	569	166	(1,585)
Net assets at December 31, 2010	77,272	9,868	4,105	10,272
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	530	-	(1)	133
Total realized gain (loss) on investments and capital gains distributions	(4,184)	(131)	(221)	202
Net unrealized appreciation (depreciation) of investments	2,963	(5)	182	(1,522)
Net increase (decrease) in net assets from operations	(691)	(136)	(40)	(1,187)
Changes from principal transactions:				
Total unit transactions	(12,118)	(817)	(493)	(1,462)
Increase (decrease) in assets derived from principal transactions	(12,118)	(817)	(493)	(1,462)
Total increase (decrease)	(12,809)	(953)	(533)	(2,649)
Net assets at December 31, 2011	$ 64,463	$ 8,915	$ 3,572	$ 7,623

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Year Ended December 31, 2011 and 2010
(Dollars in thousands)

	ING International Index Portfolio - Class S	ING Russell™ Large Cap Growth Index Portfolio - Class I	ING Russell™ Large Cap Index Portfolio - Class I	ING Russell™ Large Cap Value Index Portfolio - Class I
Net assets at January 1, 2010	$ 42	$ 28,908	$ 20,115	$ 10,184
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	(159)	431	40
Total realized gain (loss) on investments and capital gains distributions	-	736	686	1,260
Net unrealized appreciation (depreciation) of investments	1	2,292	751	(416)
Net increase (decrease) in net assets from operations	1	2,869	1,868	884
Changes from principal transactions:				
Total unit transactions	10	(3,925)	(2,972)	(2,447)
Increase (decrease) in assets derived from principal transactions	10	(3,925)	(2,972)	(2,447)
Total increase (decrease)	11	(1,056)	(1,104)	(1,563)
Net assets at December 31, 2010	53	27,852	19,011	8,621
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	(3)	87	46
Total realized gain (loss) on investments and capital gains distributions	4	1,181	1,638	262
Net unrealized appreciation (depreciation) of investments	(8)	(382)	(1,446)	(322)
Net increase (decrease) in net assets from operations	(4)	796	279	(14)
Changes from principal transactions:				
Total unit transactions	(15)	(3,686)	(4,554)	(1,513)
Increase (decrease) in assets derived from principal transactions	(15)	(3,686)	(4,554)	(1,513)
Total increase (decrease)	(19)	(2,890)	(4,275)	(1,527)
Net assets at December 31, 2011	$ 34	$ 24,962	$ 14,736	$ 7,094

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Year Ended December 31, 2011 and 2010
(Dollars in thousands)

	ING Russell™ Large Cap Value Index Portfolio - Class S	ING Russell™ Mid Cap Growth Index Portfolio - Class S	ING Russell™ Mid Cap Index Portfolio - Class I	ING Russell™ Small Cap Index Portfolio - Class I
Net assets at January 1, 2010	$ 1,568	$ 101	$ 159	$ 123
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1	(1)	-	(1)
Total realized gain (loss) on investments and capital gains distributions	175	6	28	38
Net unrealized appreciation (depreciation) of investments	(41)	17	5	(9)
Net increase (decrease) in net assets from operations	135	22	33	28
Changes from principal transactions:				
Total unit transactions	(156)	244	68	222
Increase (decrease) in assets derived from principal transactions	(156)	244	68	222
Total increase (decrease)	(21)	266	101	250
Net assets at December 31, 2010	1,547	367	260	373
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	2	(2)	2	1
Total realized gain (loss) on investments and capital gains distributions	43	18	32	5
Net unrealized appreciation (depreciation) of investments	(58)	(84)	(46)	(41)
Net increase (decrease) in net assets from operations	(13)	(68)	(12)	(35)
Changes from principal transactions:				
Total unit transactions	(251)	277	252	233
Increase (decrease) in assets derived from principal transactions	(251)	277	252	233
Total increase (decrease)	(264)	209	240	198
Net assets at December 31, 2011	$ 1,283	$ 576	$ 500	$ 571

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Year Ended December 31, 2011 and 2010
(Dollars in thousands)

	ING Small Company Portfolio - Class I	ING U.S. Bond Index Portfolio - Class I	ING International Value Portfolio - Class I	ING MidCap Opportunities Portfolio - Class I
Net assets at January 1, 2010	$ 30,900	$ 675	$ 3,320	$ 523
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(195)	20	26	-
Total realized gain (loss) on investments and capital gains distributions	(2,021)	39	(900)	22
Net unrealized appreciation (depreciation) of investments	8,641	(16)	872	302
Net increase (decrease) in net assets from operations	6,425	43	(2)	324
Changes from principal transactions:				
Total unit transactions	(4,038)	587	(1,446)	1,146
Increase (decrease) in assets derived from principal transactions	(4,038)	587	(1,446)	1,146
Total increase (decrease)	2,387	630	(1,448)	1,470
Net assets at December 31, 2010	33,287	1,305	1,872	1,993
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(229)	28	28	(18)
Total realized gain (loss) on investments and capital gains distributions	(917)	35	(97)	225
Net unrealized appreciation (depreciation) of investments	179	27	(209)	(271)
Net increase (decrease) in net assets from operations	(967)	90	(278)	(64)
Changes from principal transactions:				
Total unit transactions	(6,054)	1,109	(261)	(80)
Increase (decrease) in assets derived from principal transactions	(6,054)	1,109	(261)	(80)
Total increase (decrease)	(7,021)	1,199	(539)	(144)
Net assets at December 31, 2011	$ 26,266	$ 2,504	$ 1,333	$ 1,849

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Year Ended December 31, 2011 and 2010
(Dollars in thousands)

	ING MidCap Opportunities Portfolio - Class S	ING SmallCap Opportunities Portfolio - Class I	ING SmallCap Opportunities Portfolio - Class S	Invesco V.I. Capital Appreciation Fund - Series I Shares
Net assets at January 1, 2010	$ 2,989	$ 320	$ 2,004	$ 648
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(20)	(4)	(24)	-
Total realized gain (loss) on investments and capital gains distributions	256	123	(27)	(30)
Net unrealized appreciation (depreciation) of investments	534	2	615	118
Net increase (decrease) in net assets from operations	770	121	564	88
Changes from principal transactions:				
Total unit transactions	(282)	411	(103)	(87)
Increase (decrease) in assets derived from principal transactions	(282)	411	(103)	(87)
Total increase (decrease)	488	532	461	1
Net assets at December 31, 2010	3,477	852	2,465	649
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(41)	(8)	(26)	(4)
Total realized gain (loss) on investments and capital gains distributions	443	71	111	(11)
Net unrealized appreciation (depreciation) of investments	(504)	(91)	(93)	(33)
Net increase (decrease) in net assets from operations	(102)	(28)	(8)	(48)
Changes from principal transactions:				
Total unit transactions	63	(57)	(382)	(1)
Increase (decrease) in assets derived from principal transactions	63	(57)	(382)	(1)
Total increase (decrease)	(39)	(85)	(390)	(49)
Net assets at December 31, 2011	$ 3,438	$ 767	$ 2,075	$ 600

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Year Ended December 31, 2011 and 2010
(Dollars in thousands)

	Invesco V.I. Core Equity Fund - Series I Shares	Janus Aspen Series Balanced Portfolio - Institutional Shares	Janus Aspen Series Enterprise Portfolio - Institutional Shares	Janus Aspen Series Flexible Bond Portfolio - Institutional Shares
Net assets at January 1, 2010	$ 1,552	$ 13	$ 2	$ 3
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1)	-	-	-
Total realized gain (loss) on investments and capital gains distributions	(27)	-	-	-
Net unrealized appreciation (depreciation) of investments	153	1	-	-
Net increase (decrease) in net assets from operations	125	1	-	-
Changes from principal transactions:				
Total unit transactions	(122)	-	-	-
Increase (decrease) in assets derived from principal transactions	(122)	-	-	-
Total increase (decrease)	3	1	-	-
Net assets at December 31, 2010	1,555	14	2	3
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1)	-	-	-
Total realized gain (loss) on investments and capital gains distributions	7	1	-	-
Net unrealized appreciation (depreciation) of investments	(18)	(1)	-	-
Net increase (decrease) in net assets from operations	(12)	-	-	-
Changes from principal transactions:				
Total unit transactions	(58)	-	(2)	-
Increase (decrease) in assets derived from principal transactions	(58)	-	(2)	-
Total increase (decrease)	(70)	-	(2)	-
Net assets at December 31, 2011	$ 1,485	$ 14	$ -	$ 3

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Year Ended December 31, 2011 and 2010
(Dollars in thousands)

	Janus Aspen Series Janus Portfolio - Institutional Shares	Janus Aspen Series Worldwide Portfolio - Institutional Shares	Lord Abbett Series Fund - Mid-Cap Value Portfolio - Class VC	Oppenheimer Global Securities/VA
Net assets at January 1, 2010	$ 2	$ 1	$ 2,101	$ 62
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	-	(10)	1
Total realized gain (loss) on investments and capital gains distributions	-	-	(146)	(2)
Net unrealized appreciation (depreciation) of investments	-	-	655	10
Net increase (decrease) in net assets from operations	-	-	499	9
Changes from principal transactions:				
Total unit transactions	-	-	(50)	(8)
Increase (decrease) in assets derived from principal transactions	-	-	(50)	(8)
Total increase (decrease)	-	-	449	1
Net assets at December 31, 2010	2	1	2,550	63
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	-	(17)	1
Total realized gain (loss) on investments and capital gains distributions	-	-	(198)	(1)
Net unrealized appreciation (depreciation) of investments	-	-	100	(4)
Net increase (decrease) in net assets from operations	-	-	(115)	(4)
Changes from principal transactions:				
Total unit transactions	(2)	-	(362)	(12)
Increase (decrease) in assets derived from principal transactions	(2)	-	(362)	(12)
Total increase (decrease)	(2)	-	(477)	(16)
Net assets at December 31, 2011	$ -	$ 1	$ 2,073	$ 47

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Year Ended December 31, 2011 and 2010
(Dollars in thousands)

	Oppenheimer Main Street Fund®/VA	Oppenheimer Main Street Small- & Mid- Cap Fund®/VA	Oppenheimer Small- & Mid- Cap Growth Fund/VA	PIMCO Real Return Portfolio - Administrative Class
Net assets at January 1, 2010	$ 288	$ 586	$ 195	$ 8,712
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	(2)	(2)	48
Total realized gain (loss) on investments and capital gains distributions	(9)	(11)	36	335
Net unrealized appreciation (depreciation) of investments	47	149	1	147
Net increase (decrease) in net assets from operations	38	136	35	530
Changes from principal transactions:				
Total unit transactions	(40)	149	(175)	(2,188)
Increase (decrease) in assets derived from principal transactions	(40)	149	(175)	(2,188)
Total increase (decrease)	(2)	285	(140)	(1,658)
Net assets at December 31, 2010	286	871	55	7,054
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1)	(1)	(1)	309
Total realized gain (loss) on investments and capital gains distributions	(19)	(24)	2	255
Net unrealized appreciation (depreciation) of investments	11	(5)	(11)	72
Net increase (decrease) in net assets from operations	(9)	(30)	(10)	636
Changes from principal transactions:				
Total unit transactions	(10)	(242)	91	192
Increase (decrease) in assets derived from principal transactions	(10)	(242)	91	192
Total increase (decrease)	(19)	(272)	81	828
Net assets at December 31, 2011	$ 267	$ 599	$ 136	$ 7,882

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Year Ended December 31, 2011 and 2010
(Dollars in thousands)

	Pioneer Emerging Markets VCT Portfolio - Class I	Pioneer High Yield VCT Portfolio - Class I	Wanger International	Wanger Select
Net assets at January 1, 2010	$ 2,820	$ 551	$ 1,413	$ 2,845
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(12)	24	27	(7)
Total realized gain (loss) on investments and capital gains distributions	258	16	66	(115)
Net unrealized appreciation (depreciation) of investments	207	39	238	801
Net increase (decrease) in net assets from operations	453	79	331	679
Changes from principal transactions:				
Total unit transactions	1,090	(128)	246	(17)
Increase (decrease) in assets derived from principal transactions	1,090	(128)	246	(17)
Total increase (decrease)	1,543	(49)	577	662
Net assets at December 31, 2010	4,363	502	1,990	3,507
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(14)	24	73	39
Total realized gain (loss) on investments and capital gains distributions	(38)	64	158	227
Net unrealized appreciation (depreciation) of investments	(814)	(108)	(547)	(825)
Net increase (decrease) in net assets from operations	(866)	(20)	(316)	(559)
Changes from principal transactions:				
Total unit transactions	(2,470)	(65)	31	(616)
Increase (decrease) in assets derived from principal transactions	(2,470)	(65)	31	(616)
Total increase (decrease)	(3,336)	(85)	(285)	(1,175)
Net assets at December 31, 2011	$ 1,027	$ 417	$ 1,705	$ 2,332

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Year Ended December 31, 2011 and 2010
(Dollars in thousands)

	Wanger USA
Net assets at January 1, 2010	$ 432
Increase (decrease) in net assets	
Operations:	
Net investment income (loss)	(5)
Total realized gain (loss) on investments and capital gains distributions	17
Net unrealized appreciation (depreciation) of investments	103
Net increase (decrease) in net assets from operations	115
Changes from principal transactions:	
Total unit transactions	260
Increase (decrease) in assets derived from principal transactions	260
Total increase (decrease)	375
Net assets at December 31, 2010	807
Increase (decrease) in net assets	
Operations:	
Net investment income (loss)	(7)
Total realized gain (loss) on investments and capital gains distributions	189
Net unrealized appreciation (depreciation) of investments	(237)
Net increase (decrease) in net assets from operations	(55)
Changes from principal transactions:	
Total unit transactions	(47)
Increase (decrease) in assets derived from principal transactions	(47)
Total increase (decrease)	(102)
Net assets at December 31, 2011	$ 705

The accompanying notes are an integral part of these financial statements.

1. **Organization**

Variable Annuity Account B of ING Life Insurance and Annuity Company (the "Account") was established by ING Life Insurance and Annuity Company ("ILIAC" or the "Company") to support the operations of variable annuity contracts ("Contracts"). The Company is an indirect wholly owned subsidiary of ING America Insurance Holdings, Inc. ("ING AIH"), an insurance holding company domiciled in the State of Delaware. ING AIH is an indirect wholly owned subsidiary of ING Groep, N.V. ("ING"), a global financial services holding company based in The Netherlands.

As part of a restructuring plan approved by the European Commission, ING has agreed to separate its banking and insurance businesses by 2013. ING intends to achieve this separation by divestment of its insurance and investment management operations, including the Company. ING has announced that it will explore all options for implementing the separation including one or more initial public offerings, sales, or a combination thereof. On November 10, 2010, ING announced that ING and its U.S. insurance affiliates, including the Company, are preparing for a base case of an initial public offering of the Company and its U.S.-based insurance and investment management affiliates.

The Account is registered as a unit investment trust with the Securities and Exchange Commission under the Investment Company Act of 1940, as amended. The Account is exclusively for use with Contracts that may be entitled to tax-deferred treatment under specific sections of the Internal Revenue Code of 1986, as amended. ILIAC provides for variable accumulation and benefits under the Contracts by crediting annuity considerations to one or more divisions within the Account or the fixed account, which is not part of the Account, as directed by the contractowners. The portion of the Account's assets applicable to Contracts will not be charged with liabilities arising out of any other business ILIAC may conduct, but obligations of the Account, including the promise to make benefit payments, are obligations of ILIAC. Under applicable insurance law, the assets and liabilities of the Account are clearly identified and distinguished from the other assets and liabilities of ILIAC.

At December 31, 2011, the Account had 137 investment divisions (the "Divisions"), 34 of which invest in independently managed mutual funds and 103 of which invest in mutual funds managed by affiliates, either Directed Services LLC ("DSL"), or ING Investments, LLC ("IIL"). The assets in each Division are invested in shares of a designated fund ("Fund") of various investment trusts (the "Trusts"). Investment Divisions with asset balances at December 31, 2011 and related Trusts are as follows:

American Funds Insurance Series:
   American Funds Insurance Series® Growth - Income
     Fund - Class 2**
   American Funds Insurance Series® International
     Fund - Class 2*
Calvert Variable Series, Inc.:
   Calvert VP SRI Balanced Portfolio

Federated Insurance Series:
   Federated Capital Appreciation Fund II - Primary
     Shares*
   Federated Fund for U.S. Government Securities II
   Federated High Income Bond Fund II - Primary Shares
   Federated Kaufmann Fund II - Primary Shares*
   Federated Managed Volatility Fund II
   Federated Prime Money Fund II

Fidelity® Variable Insurance Products:
  Fidelity® VIP Equity-Income Portfolio - Initial Class
  Fidelity® VIP Growth Portfolio - Initial Class
  Fidelity® VIP High Income Portfolio - Initial Class
  Fidelity® VIP Overseas Portfolio - Initial Class
Fidelity® Variable Insurance Products II:
  Fidelity® VIP Contrafund® Portfolio - Initial Class
  Fidelity® VIP Index 500 Portfolio - Initial Class
Fidelity® Variable Insurance Products V:
  Fidelity® VIP Investment Grade Bond Portfolio -
    Initial Class
Franklin Templeton Variable Insurance Products Trust:
  Franklin Small Cap Value Securities Fund - Class 2
ING Balanced Portfolio, Inc.:
  ING Balanced Portfolio - Class I
ING Intermediate Bond Portfolio:
  ING Intermediate Bond Portfolio - Class I
ING Investors Trust:
  ING American Funds Asset Allocation Portfolio**
  ING American Funds Growth Portfolio
  ING American Funds International Portfolio
  ING American Funds World Allocation Portfolio -
    Service Class**
  ING Artio Foreign Portfolio - Service Class
  ING BlackRock Health Sciences Opportunities
    Portfolio - Service Class
  ING BlackRock Inflation Protected Bond Portfolio -
    Institutional Class*
  ING BlackRock Inflation Protected Bond Portfolio -
    Service Class**
  ING BlackRock Large Cap Growth Portfolio -
    Institutional Class
  ING Clarion Global Real Estate Portfolio - Institutional
    Class
  ING Clarion Global Real Estate Portfolio - Service
    Class
  ING Clarion Real Estate Portfolio - Service Class
  ING FMR^{SM} Diversified Mid Cap Portfolio -
    Institutional Class
  ING FMR^{SM} Diversified Mid Cap Portfolio - Service
    Class
  ING Franklin Income Portfolio - Service Class
  ING Franklin Mutual Shares Portfolio - Service Class
  ING Global Resources Portfolio - Service Class
  ING Invesco Van Kampen Growth and Income
    Portfolio - Service Class
  ING JPMorgan Emerging Markets Equity Portfolio -
    Institutional Class
  ING JPMorgan Emerging Markets Equity Portfolio -
    Service Class
  ING JPMorgan Small Cap Core Equity Portfolio -
    Institutional Class
  ING JPMorgan Small Cap Core Equity Portfolio -
    Service Class
  ING Large Cap Growth Portfolio - Institutional Class
  ING Large Cap Value Portfolio - Institutional Class
  ING Large Cap Value Portfolio - Service Class**

ING Investors Trust (continued):
  ING Marsico Growth Portfolio - Service Class
  ING MFS Total Return Portfolio - Institutional Class
  ING MFS Total Return Portfolio - Service Class
  ING MFS Utilities Portfolio - Service Class
  ING PIMCO High Yield Portfolio - Service Class
  ING PIMCO Total Return Bond Portfolio - Service
    Class**
  ING Pioneer Fund Portfolio - Institutional Class
  ING Pioneer Mid Cap Value Portfolio - Institutional
    Class
  ING Pioneer Mid Cap Value Portfolio - Service Class
  ING Retirement Conservative Portfolio - Adviser
    Class**
  ING Retirement Growth Portfolio - Adviser Class
  ING Retirement Moderate Growth Portfolio - Adviser
    Class
  ING Retirement Moderate Portfolio - Adviser Class
  ING T. Rowe Price Capital Appreciation Portfolio -
    Service Class
  ING T. Rowe Price Equity Income Portfolio - Service
    Class
  ING T. Rowe Price International Stock Portfolio -
    Service Class
  ING Templeton Global Growth Portfolio - Service Class
  ING U.S. Stock Index Portfolio - Service Class*
ING Money Market Portfolio:
  ING Money Market Portfolio - Class I
  ING Money Market Portfolio - Class S*
ING Partners, Inc.:
  ING American Century Small-Mid Cap Value
    Portfolio Service Class
  ING Baron Small Cap Growth Portfolio - Service Class
  ING Columbia Small Cap Value II Portfolio - Service
    Class
  ING Davis New York Venture Portfolio - Service Class
  ING Global Bond Portfolio - Initial Class
  ING Global Bond Portfolio - Service Class
  ING Invesco Van Kampen Comstock Portfolio - Service
    Class
  ING Invesco Van Kampen Equity and Income Portfolio -
    Initial Class
  ING JPMorgan Mid Cap Value Portfolio - Service Class
  ING Oppenheimer Global Portfolio - Initial Class
  ING PIMCO Total Return Portfolio - Service Class
  ING Pioneer High Yield Portfolio - Initial Class
  ING Solution 2015 Portfolio - Service Class
  ING Solution 2025 Portfolio - Service Class
  ING Solution 2035 Portfolio - Service Class
  ING Solution 2045 Portfolio - Service Class
  ING Solution Income Portfolio - Service Class
  ING T. Rowe Price Diversified Mid Cap Growth
    Portfolio - Initial Class
  ING T. Rowe Price Growth Equity Portfolio - Initial
    Class
  ING Templeton Foreign Equity Portfolio - Initial Class
  ING Thornburg Value Portfolio - Initial Class
  ING UBS U.S. Large Cap Equity Portfolio - Initial Class

ING Strategic Allocation Portfolios, Inc.:
  ING Strategic Allocation Conservative Portfolio -
    Class I
  ING Strategic Allocation Growth Portfolio - Class I
  ING Strategic Allocation Moderate Portfolio - Class I
ING Variable Funds:
  ING Growth and Income Portfolio - Class A**
  ING Growth and Income Portfolio - Class I
ING Variable Insurance Trust:
  ING GET U.S. Core Portfolio - Series 7
  ING GET U.S. Core Portfolio - Series 8
  ING GET U.S. Core Portfolio - Series 9
  ING GET U.S. Core Portfolio - Series 10
  ING GET U.S. Core Portfolio - Series 11
  ING GET U.S. Core Portfolio - Series 12
  ING GET U.S. Core Portfolio - Series 13
  ING GET U.S. Core Portfolio - Series 14
ING Variable Portfolios, Inc.:
  ING BlackRock Science and Technology Opportunities
    Portfolio - Class I
  ING Euro STOXX 50 Index Portfolio - Institutional
    Class*
  ING Index Plus LargeCap Portfolio - Class I
  ING Index Plus MidCap Portfolio - Class I
  ING Index Plus SmallCap Portfolio - Class I
  ING International Index Portfolio - Class I
  ING International Index Portfolio - Class S
  ING Russell™ Large Cap Growth Index Portfolio -
    Class I
  ING Russell™ Large Cap Index Portfolio - Class I
  ING Russell™ Large Cap Value Index Portfolio -
    Class I
  ING Russell™ Large Cap Value Index Portfolio -
    Class S
  ING Russell™ Mid Cap Growth Index Portfolio -
    Class S
  ING Russell™ Mid Cap Index Portfolio - Class I
  ING Russell™ Small Cap Index Portfolio - Class I
  ING Small Company Portfolio - Class I
  ING U.S. Bond Index Portfolio - Class I

ING Variable Products Trust:
  ING International Value Portfolio - Class I
  ING MidCap Opportunities Portfolio - Class I
  ING MidCap Opportunities Portfolio - Class S
  ING SmallCap Opportunities Portfolio - Class I
  ING SmallCap Opportunities Portfolio - Class S
Invesco Variable Insurance Funds:
  Invesco V.I. Capital Appreciation Fund - Series I Shares
  Invesco V.I. Core Equity Fund - Series I Shares
Janus Aspen Series:
  Janus Aspen Series Balanced Portfolio - Institutional
    Shares
  Janus Aspen Series Enterprise Portfolio - Institutional
    Shares
  Janus Aspen Series Flexible Bond Portfolio -
    Institutional Shares
  Janus Aspen Series Worldwide Portfolio - Institutional
    Shares
Lord Abbett Series Fund, Inc.:
  Lord Abbett Series Fund - Mid-Cap Value Portfolio -
    Class VC
Oppenheimer Variable Account Funds:
  Oppenheimer Global Securities/VA
  Oppenheimer Main Street Fund®/VA
  Oppenheimer Main Street Small- & Mid-Cap
    Fund®/VA
  Oppenheimer Small- & Mid-Cap Growth Fund/VA
PIMCO Variable Insurance Trust:
  PIMCO Real Return Portfolio - Administrative Class
Pioneer Variable Contracts Trust:
  Pioneer Emerging Markets VCT Portfolio - Class I
  Pioneer High Yield VCT Portfolio - Class I
Wanger Advisors Trust:
  Wanger International
  Wanger Select
  Wanger USA

*   Division added to the list in 2010
** Division added to the list in 2011

The names of certain Divisions were changed during 2011. The following is a summary of current and former names for those Divisions:

Current Name	Former Name
Federated Insurance Series:	Federated Insurance Series:
Federated Managed Volatility Fund II	Federated Capital Income Fund II
ING Investors Trust:	ING Investors Trust:
ING BlackRock Health Sciences Opportunities Portfolio - Service Class	ING Wells Fargo HealthCare Portfolio - Service Class
ING Core Growth and Income Portfolio - Service Class	ING Janus Contrarian Portfolio - Service Class
ING Invesco Van Kampen Growth and Income Portfolio - Service Class	ING Van Kampen Growth and Income Portfolio - Service Class
ING Large Cap Value Portfolio - Institutional Class	ING Pioneer Equity Income Portfolio - Institutional Class
ING T. Rowe Price International Stock Portfolio - Service Class	ING Marsico International Opportunities Portfolio - Service Class

Current Name	**Former Name**
ING Partners, Inc.:	ING Partners, Inc.:
ING Columbia Small Cap Value II Portfolio - Service Class	ING Columbia Small Cap Value Portfolio - Service Class
ING Global Bond Portfolio - Initial Class	ING Oppenheimer Global Strategic Income Portfolio - Initial Class
ING Global Bond Portfolio - Service Class	ING Oppenheimer Global Strategic Income Portfolio - Service Class
ING Invesco Van Kampen Comstock Portfolio - Service Class	ING Van Kampen Comstock Portfolio - Service Class
ING Invesco Van Kampen Equity and Income Portfolio - Initial Class	ING Van Kampen Equity and Income Portfolio - Initial Class
Oppenheimer Variable Account Funds:	Oppenheimer Variable Account Funds:
Oppenheimer Main Street Small- & Mid-Cap Fund®/VA	Oppenheimer Main Street Small Cap Fund®/VA

During 2011, the following Divisions were closed to contractowners:

ING Investors Trust:
    ING American Funds Growth-Income Portfolio
    ING Core Growth and Income Portfolio - Service Class
    ING Lord Abbett Growth and Income Portfolio - Institutional Class
    ING Lord Abbett Growth and Income Portfolio - Service Class
ING Partners, Inc.:
    ING Legg Mason ClearBridge Aggressive Growth Portfolio - Initial Class
ING Variable Insurance Trust:
    ING GET U.S. Core Portfolio - Series 5
    ING GET U.S. Core Portfolio - Series 6
Janus Aspen Series:
    Janus Aspen Series Janus Portfolio - Institutional Shares

The following Divisions were available to contractowners during 2011, but did not have any activity as of December 31, 2011:

ING Investors Trust:
    ING Franklin Templeton Founding Strategy Portfolio - Service Class
    ING Global Resources Portfolio - Institutional Class
    ING Retirement Moderate Growth Portfolio - Institutional Class
    ING U.S. Stock Index Portfolio - Institutional Class
ING Partners, Inc.:
    ING Solution 2055 Portfolio - Service Class
PIMCO Variable Insurance Trust:
    PIMCO VIT Foreign Bond Portfolio (Unhedged) - Administrative Class

2.   Significant Accounting Policies

The following is a summary of the significant accounting policies of the Account:

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from reported results using those estimates.

Investments

Investments are made in shares of a Division and are recorded at fair value, determined by the net asset value per share of the respective Division. Investment transactions in each Division are recorded on the trade date. Distributions of net investment income and capital gains from each Division are recognized on the ex-distribution date. Realized gains and losses on redemptions of the shares of the Division are determined on a first-in, first-out basis. The difference between cost and current market value of investments owned on the day of measurement is recorded as unrealized appreciation or depreciation of investments.

Federal Income Taxes

Operations of the Account form a part of, and are taxed with, the total operations of ILIAC, which is taxed as a life insurance company under the Internal Revenue Code. Earnings and realized capital gains of the Account attributable to the contractowners are excluded in the determination of the federal income tax liability of ILIAC.

Contractowner Reserves

The annuity reserves of the Account are represented by net assets on the Statements of Assets and Liabilities and are equal to the aggregate account values of the contractowners invested in the Account Divisions. To the extent that benefits to be paid to the contractowners exceed their account values, ILIAC will contribute additional funds to the benefit proceeds. Conversely, if amounts allocated exceed amounts required, transfers may be made to ILIAC. Prior to the annuity date, the Contracts are redeemable for the net cash surrender value of the Contracts.

Changes from Principal Transactions

Included in Changes from Principal Transactions on the Statements of Changes in Net Assets are items which relate to contractowner activity, including deposits, surrenders and withdrawals, benefits, and contract charges. Also included are transfers between the fixed account and the Divisions, transfers between Divisions, and transfers to (from) ILIAC related to gains and losses resulting from actual mortality experience (the full responsibility for which is assumed by ILIAC). Any net unsettled transactions as of the reporting date are included in Due to related parties on the Statements of Assets and Liabilities.

Subsequent Events

The Account has evaluated subsequent events for recognition and disclosure through the date the financial statements as of December 31, 2011 and for the years ended December 31, 2011 and 2010, were issued.

3. **Recently Adopted Accounting Standards**

Improving Disclosures about Fair Value Measurements

In January 2010, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2010-06, "Fair Value Measurements and Disclosure (Topic 820): Improving Disclosures about Fair Value Measurements," ("ASU 2010-06"), which requires several new disclosures, as well as clarification to existing disclosures, as follows:

- Significant transfers in and out of Level 1 and Level 2 fair value measurements and the reason for the transfers;
- Purchases, sales, issuances, and settlement, in the Level 3 fair value measurements reconciliation on a gross basis;
- Fair value measurement disclosures for each class of assets and liabilities (i.e., disaggregated); and
- Valuation techniques and inputs for both recurring and nonrecurring fair value measurements that fall in either Level 2 or Level 3 fair value measurements.

The provisions of ASU 2010-06 were adopted by the Account on January 1, 2010, except for the disclosures related to the Level 3 reconciliation, which were adopted by the Account on January 1, 2011. The Account determined, however, that there was no effect on the Account's disclosures, as the guidance is consistent with that previously applied by the Account and the Account has no Level 3 financial assets or liabilities. As the pronouncement only pertains to additional disclosure, the adoption had no effect on the Account's net assets and results of operations.

4.   **Financial Instruments**

The Account invests assets in shares of open-end mutual funds, which process orders to purchase and redeem shares on a daily basis at the fund's next computed net asset values ("NAV"). The fair value of the Account's assets is based on the NAVs of mutual funds, which are obtained from the custodian and reflect the fair values of the mutual Fund Investments. The NAV is calculated daily upon close of the New York Stock Exchange and is based on the fair values of the underlying securities.

The Account's financial assets are recorded at fair value on the Statements of Assets and Liabilities and are categorized as Level 1 as of December 31, 2011 and 2010, respectively, based on the priority of the inputs to the valuation technique below. The Account had no financial liabilities as of December 31, 2011.

The Account categorizes its financial instruments into a three-level hierarchy based on the priority of the inputs to the valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument.

- Level 1 - Unadjusted quoted prices for identical assets or liabilities in an active market. The Account defines an active market as a market in which transactions take place with sufficient frequency and volume to provide pricing information on an ongoing basis.
- Level 2 - Quoted prices in markets that are not active or valuation techniques that require inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:
  a)   Quoted prices for similar assets or liabilities in active markets;
  b)   Quoted prices for identical or similar assets or liabilities in non-active markets;
  c)   Inputs other than quoted market prices that are observable; and
  d)   Inputs that are derived principally from or corroborated by observable market data through correlation or other means.
- Level 3 - Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These valuations, whether derived internally or obtained from a third party, use critical assumptions that are not widely available to estimate market participant expectations in valuing the asset or liability.

5.   **Charges and Fees**

Under the terms of the Contracts, certain charges are allocated to the Contracts to cover ILIAC's expenses in connection with the issuance and administration of the Contracts. Following is a summary of these charges:

Mortality and Expense Risk Charges

ILIAC assumes mortality and expense risks related to the operations of the Account and, in accordance with the terms of the Contracts, deducts a daily charge from the assets of the Account. Daily charges are deducted at annual rates of up to 1.25% of the average daily net asset value of each Division of the Account to cover these risks, as specified in the Contracts.

Asset Based Administrative Charges

A daily charge to cover administrative expenses of the Account is deducted at an annual rate of up to 1.50% of the assets attributable to the Contracts.

Contract Maintenance Charges

An annual Contract maintenance fee of up to $40 may be deducted from the accumulation value of Contracts to cover ongoing administrative expenses, as specified in the Contract.

Contingent Deferred Sales Charges

For certain Contracts, a contingent deferred sales charge ("Surrender Charge") is imposed as a percentage that ranges up to 7.00% of each premium payment if the Contract is surrendered or an excess partial withdrawal is taken, as specified in the Contract.

Premium Taxes

For certain Contracts, premium taxes are deducted, where applicable, from the accumulation value of each Contract. The amount and timing of the deduction depends on the contractowner's state of residence and currently ranges up to 4.00% of premiums.

Other Contract Charges

Under the Fixed/Variable Premium Immediate Annuity contract, an additional annual charge of 1.00% is deducted daily from the accumulation values for contractowners who select the Guaranteed Minimum Income feature and Minimum Guaranteed Withdrawal Benefit, for Deferred Variable Annuity contracts, an additional annual charge of up to 0.50% is deducted daily from the accumulation value for amounts invested in the ING GET U.S. Core Portfolio Funds. In addition, an annual charge of up to 0.50% is deducted daily from the accumulation values for contractowners who select the Premium Bonus Option feature.

Fees Waived by ILIAC

Certain charges and fees for various types of Contracts are currently waived by ILIAC. ILIAC reserves the right to discontinue these waivers at its discretion or to conform with changes in the law.

6.   Related Party Transactions

During the year ended December 31, 2011, management and service fees were paid indirectly to DSL, an affiliate of the Company, in its capacity as investment manager to ING Investors Trust and ING Partners, Inc. The Trusts' advisory agreements provided for fees at annual rates up to 1.25% of the average net assets of each respective Fund.

Management fees were also paid indirectly to IIL, an affiliate of the Company, in its capacity as investment adviser to the ING Balanced Portfolio, Inc., ING Intermediate Bond Portfolio, ING Money Market Portfolio, ING Strategic Allocation Portfolios, Inc., ING Variable Funds, ING Variable Insurance Trust, ING Variable Portfolios, Inc., and ING Variable Products Trust. The annual fee rate ranged from 0.08% to 0.95% of the average net assets of each respective Fund.

7. Purchases and Sales of Investment Securities

The aggregate cost of purchases and proceeds from sales of investments follows:

	Year Ended December 31			
	2011		**2010**	
	Purchases	**Sales**	**Purchases**	**Sales**
	(Dollars in thousands)			
American Funds Insurance Series:				
American Funds Insurance Series® Growth-Income Fund - Class 2	$ 2	$ -	$ -	$ -
American Funds Insurance Series® International Fund - Class 2	3	6	4	-
Calvert Variable Series, Inc.:				
Calvert VP SRI Balanced Portfolio	165	132	89	480
Federated Insurance Series:				
Federated Capital Appreciation Fund II - Primary Shares	88	1,188	7,553	1,546
Federated Fund for U.S. Government Securities II	62	213	232	595
Federated High Income Bond Fund II - Primary Shares	388	590	423	855
Federated Kaufmann Fund II - Primary Shares	77	322	2,383	525
Federated Managed Volatility Fund II	241	705	2,572	798
Federated Prime Money Fund II	147	624	1,511	1,054
Fidelity® Variable Insurance Products:				
Fidelity® VIP Equity-Income Portfolio - Initial Class	2,527	12,080	2,025	12,340
Fidelity® VIP Growth Portfolio - Initial Class	1,404	1,898	1,119	1,847
Fidelity® VIP High Income Portfolio - Initial Class	79	37	15	30
Fidelity® VIP Overseas Portfolio - Initial Class	559	1,195	1,011	2,036
Fidelity® Variable Insurance Products II:				
Fidelity® VIP Contrafund® Portfolio - Initial Class	5,012	24,112	5,057	22,093
Fidelity® VIP Index 500 Portfolio - Initial Class	1,027	3,978	1,034	3,982
Fidelity® Variable Insurance Products V:				
Fidelity® VIP Investment Grade Bond Portfolio - Initial Class	46	186	40	113
Franklin Templeton Variable Insurance Products Trust:				
Franklin Small Cap Value Securities Fund - Class 2	772	1,291	1,128	1,883
ING Balanced Portfolio, Inc.:				
ING Balanced Portfolio - Class I	3,618	12,977	4,418	12,170
ING Intermediate Bond Portfolio:				
ING Intermediate Bond Portfolio - Class I	21,378	23,304	10,430	19,047
ING Investors Trust:				
ING American Funds Asset Allocation Portfolio	136	12	-	-
ING American Funds Growth Portfolio	643	2,829	452	4,339
ING American Funds Growth-Income Portfolio	96	10,204	532	3,797
ING American Funds International Portfolio	620	2,870	682	4,225
ING American Funds World Allocation Portfolio - Service Class	412	254	-	-
ING Artio Foreign Portfolio - Service Class	257	1,100	846	3,452
ING BlackRock Health Sciences Opportunities Portfolio - Service Class	444	261	119	203
ING BlackRock Inflation Protected Bond Portfolio - Institutional Class	42	27	375	77
ING BlackRock Inflation Protected Bond Portfolio - Service Class	3,764	427	-	-

| | Year Ended December 31 | | | |
| | 2011 | | 2010 | |
	Purchases	Sales	Purchases	Sales
	(Dollars in thousands)			
ING Investors Trust (continued):				
ING BlackRock Large Cap Growth Portfolio - Institutional Class	$ 1,352	$ 4,293	$ 884	$ 3,833
ING Clarion Global Real Estate Portfolio - Institutional Class	325	214	658	855
ING Clarion Global Real Estate Portfolio - Service Class	199	403	234	273
ING Clarion Real Estate Portfolio - Service Class	774	796	1,391	1,041
ING Core Growth and Income Portfolio - Service Class	59	1,287	916	1,034
ING FMR^{SM} Diversified Mid Cap Portfolio - Institutional Class	250	3,875	1,232	3,242
ING FMR^{SM} Diversified Mid Cap Portfolio - Service Class	404	724	889	467
ING Franklin Income Portfolio - Service Class	1,040	863	793	1,372
ING Franklin Mutual Shares Portfolio - Service Class	279	606	233	937
ING Global Resources Portfolio - Service Class	1,893	2,981	1,846	3,673
ING Invesco Van Kampen Growth and Income Portfolio - Service Class	232	216	38	138
ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class	1,183	2,140	2,854	1,681
ING JPMorgan Emerging Markets Equity Portfolio - Service Class	1,665	4,809	5,176	2,966
ING JPMorgan Small Cap Core Equity Portfolio - Institutional Class	764	596	232	596
ING JPMorgan Small Cap Core Equity Portfolio - Service Class	53	170	176	33
ING Large Cap Growth Portfolio - Institutional Class	24,529	4,813	864	1,989
ING Large Cap Value Portfolio - Institutional Class	3,188	1,927	528	683
ING Large Cap Value Portfolio - Service Class	624	188	-	-
ING Lord Abbett Growth and Income Portfolio - Institutional Class	27	2,790	304	1,245
ING Lord Abbett Growth and Income Portfolio - Service Class	13	456	77	216
ING Marsico Growth Portfolio - Service Class	547	479	384	675
ING MFS Total Return Portfolio - Institutional Class	1,232	9,193	726	10,461
ING MFS Total Return Portfolio - Service Class	94	290	189	485
ING MFS Utilities Portfolio - Service Class	898	682	682	659
ING PIMCO High Yield Portfolio - Service Class	1,686	2,078	2,115	2,184
ING PIMCO Total Return Bond Portfolio - Service Class	2,794	713	-	-
ING Pioneer Fund Portfolio - Institutional Class	2,196	4,604	2,318	4,165
ING Pioneer Mid Cap Value Portfolio - Institutional Class	349	910	432	668
ING Pioneer Mid Cap Value Portfolio - Service Class	160	378	298	319
ING Retirement Conservative Portfolio - Adviser Class	984	144	-	-
ING Retirement Growth Portfolio - Adviser Class	697	1,549	395	1,041
ING Retirement Moderate Growth Portfolio - Adviser Class	714	1,807	225	2,097
ING Retirement Moderate Portfolio - Adviser Class	369	1,235	1,123	3,660
ING T. Rowe Price Capital Appreciation Portfolio - Service Class	3,325	2,559	2,065	2,926
ING T. Rowe Price Equity Income Portfolio - Service Class	1,783	1,781	988	1,900
ING T. Rowe Price International Stock Portfolio - Service Class	367	947	504	1,722
ING Templeton Global Growth Portfolio - Service Class	116	118	84	259
ING U.S. Stock Index Portfolio - Service Class	5	6	192	147

	Year Ended December 31			
	2011		**2010**	
	Purchases	**Sales**	**Purchases**	**Sales**
	(Dollars in thousands)			
ING Money Market Portfolio:				
ING Money Market Portfolio - Class I	$ 29,401	$ 44,483	$ 19,116	$ 61,802
ING Money Market Portfolio - Class S	2	42	387	74
ING Partners, Inc.:				
ING American Century Small-Mid Cap Value Portfolio - Service Class	384	829	738	145
ING Baron Small Cap Growth Portfolio - Service Class	1,017	930	390	837
ING Columbia Small Cap Value II Portfolio - Service Class	102	320	327	400
ING Davis New York Venture Portfolio - Service Class	324	765	490	618
ING Global Bond Portfolio - Initial Class	6,873	12,364	7,927	12,246
ING Global Bond Portfolio - Service Class	180	139	4	9
ING Invesco Van Kampen Comstock Portfolio - Service Class	59	158	230	459
ING Invesco Van Kampen Equity and Income Portfolio - Initial Class	1,800	11,164	1,721	12,660
ING JPMorgan Mid Cap Value Portfolio - Service Class	357	242	357	715
ING Legg Mason ClearBridge Aggressive Growth Portfolio - Initial Class	5,079	21,007	717	3,057
ING Oppenheimer Global Portfolio - Initial Class	2,553	13,558	2,778	14,053
ING PIMCO Total Return Portfolio - Service Class	2,959	4,786	4,172	3,897
ING Pioneer High Yield Portfolio - Initial Class	3,596	5,931	4,224	6,076
ING Solution 2015 Portfolio - Service Class	639	1,025	424	320
ING Solution 2025 Portfolio - Service Class	617	755	457	318
ING Solution 2035 Portfolio - Service Class	1,611	1,259	957	393
ING Solution 2045 Portfolio - Service Class	855	286	352	692
ING Solution Income Portfolio - Service Class	446	231	331	953
ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class	1,771	7,137	1,231	5,911
ING T. Rowe Price Growth Equity Portfolio - Initial Class	1,946	5,430	1,447	5,582
ING Templeton Foreign Equity Portfolio - Initial Class	1,318	4,215	2,201	4,757
ING Thornburg Value Portfolio - Initial Class	921	3,825	2,133	3,768
ING UBS U.S. Large Cap Equity Portfolio - Initial Class	424	2,929	480	3,121
ING Strategic Allocation Portfolios, Inc.:				
ING Strategic Allocation Conservative Portfolio - Class I	1,801	2,855	1,130	1,458
ING Strategic Allocation Growth Portfolio - Class I	1,137	1,916	512	1,203
ING Strategic Allocation Moderate Portfolio - Class I	848	1,453	1,815	1,962
ING Variable Funds:				
ING Growth and Income Portfolio - Class A	1,875	215	-	-
ING Growth and Income Portfolio - Class I	16,227	39,370	17,723	34,671
ING Variable Insurance Trust:				
ING GET U.S. Core Portfolio - Series 5	34	1,363	26	134
ING GET U.S. Core Portfolio - Series 6	453	15,148	355	3,636
ING GET U.S. Core Portfolio - Series 7	292	1,690	355	2,182
ING GET U.S. Core Portfolio - Series 8	116	1,183	181	1,302
ING GET U.S. Core Portfolio - Series 9	169	1,349	139	1,130

	Year Ended December 31			
	2011		2010	
	Purchases	Sales	Purchases	Sales
	(Dollars in thousands)			
ING Variable Insurance Trust (continued):				
ING GET U.S. Core Portfolio - Series 10	$ 106	$ 565	$ 120	$ 626
ING GET U.S. Core Portfolio - Series 11	101	1,162	142	1,347
ING GET U.S. Core Portfolio - Series 12	282	3,266	398	3,618
ING GET U.S. Core Portfolio - Series 13	277	2,731	348	2,653
ING GET U.S. Core Portfolio - Series 14	357	2,294	438	3,667
ING Variable Portfolios, Inc.:				
ING BlackRock Science and Technology Opportunities Portfolio - Class I	2,529	3,017	2,302	2,094
ING Euro STOXX 50 Index Portfolio - Institutional Class	9	3	32	3
ING Index Plus LargeCap Portfolio - Class I	4,809	16,394	4,674	20,079
ING Index Plus MidCap Portfolio - Class I	627	1,445	526	1,704
ING Index Plus SmallCap Portfolio - Class I	593	1,087	459	1,081
ING International Index Portfolio - Class I	767	2,097	1,208	3,098
ING International Index Portfolio - Class S	4	20	19	10
ING Russell™ Large Cap Growth Index Portfolio - Class I	846	4,534	504	4,588
ING Russell™ Large Cap Index Portfolio - Class I	2,579	7,044	2,406	4,947
ING Russell™ Large Cap Value Index Portfolio - Class I	263	1,729	1,514	3,013
ING Russell™ Large Cap Value Index Portfolio - Class S	50	299	209	214
ING Russell™ Mid Cap Growth Index Portfolio - Class S	548	273	281	36
ING Russell™ Mid Cap Index Portfolio - Class I	381	124	199	130
ING Russell™ Small Cap Index Portfolio - Class I	377	143	359	138
ING Small Company Portfolio - Class I	726	7,007	1,784	6,017
ING U.S. Bond Index Portfolio - Class I	2,180	1,022	1,295	690
ING Variable Products Trust:				
ING International Value Portfolio - Class I	368	601	173	1,593
ING MidCap Opportunities Portfolio - Class I	748	845	1,418	272
ING MidCap Opportunities Portfolio - Class S	1,039	1,016	391	693
ING SmallCap Opportunities Portfolio - Class I	580	645	755	348
ING SmallCap Opportunities Portfolio - Class S	444	852	298	425
Invesco Variable Insurance Funds:				
Invesco V.I. Capital Appreciation Fund - Series I Shares	109	114	42	129
Invesco V.I. Core Equity Fund - Series I Shares	153	212	193	317
Janus Aspen Series:				
Janus Aspen Series Balanced Portfolio - Institutional Shares	1	-	-	-
Janus Aspen Series Enterprise Portfolio - Institutional Shares	-	2	-	-
Janus Aspen Series Flexible Bond Portfolio - Institutional Shares	-	-	-	-
Janus Aspen Series Janus Portfolio - Institutional Shares	-	2	-	-
Janus Aspen Series Worldwide Portfolio - Institutional Shares	-	-	-	-
Lord Abbett Series Fund, Inc.:				
Lord Abbett Series Fund - Mid-Cap Value Portfolio - Class VC	238	618	258	319

	Year Ended December 31			
	2011		**2010**	
	Purchases	**Sales**	**Purchases**	**Sales**
	(Dollars in thousands)			
Oppenheimer Variable Account Funds:				
Oppenheimer Global Securities/VA	$ 1	$ 12	$ 1	$ 8
Oppenheimer Main Street Fund®/VA	72	83	3	44
Oppenheimer Main Street Small- & Mid-Cap Fund®/VA	33	276	236	90
Oppenheimer Small- & Mid-Cap Growth Fund/VA	300	209	436	613
PIMCO Variable Insurance Trust:				
PIMCO Real Return Portfolio - Administrative Class	3,511	3,010	2,492	4,567
Pioneer Variable Contracts Trust:				
Pioneer Emerging Markets VCT Portfolio - Class I	313	2,796	2,232	1,155
Pioneer High Yield VCT Portfolio - Class I	185	227	93	196
Wanger Advisors Trust:				
Wanger International	882	732	1,039	766
Wanger Select	428	1,004	710	734
Wanger USA	577	552	362	106

8. Changes in Units

The changes in units outstanding were as follows:

		Year Ended December 31				
	2011			**2010**		
	Units Issued	**Units Redeemed**	**Net Increase (Decrease)**	**Units Issued**	**Units Redeemed**	**Net Increase (Decrease)**
American Funds Insurance Series:						
American Funds Insurance Series® Growth-Income Fund - Class 2	130	1	129	-	-	-
American Funds Insurance Series® International Fund - Class 2	189	290	(101)	290	-	290
Calvert Variable Series, Inc.:						
Calvert VP SRI Balanced Portfolio	8,886	8,937	(51)	6,380	24,069	(17,689)
Federated Insurance Series:						
Federated Capital Appreciation Fund II - Primary Shares	330	95,186	(94,856)	698,991	141,963	557,028
Federated Fund for U.S. Government Securities II	535	10,111	(9,576)	6,880	28,772	(21,892)
Federated High Income Bond Fund II - Primary Shares	436	20,434	(19,998)	2,496	33,294	(30,798)
Federated Kaufmann Fund II - Primary Shares	2,028	22,773	(20,745)	221,247	46,291	174,956
Federated Managed Volatility Fund II	3,099	32,734	(29,635)	142,394	42,173	100,221
Federated Prime Money Fund II	10,145	44,318	(34,173)	111,832	75,698	36,134
Fidelity® Variable Insurance Products:						
Fidelity® VIP Equity-Income Portfolio - Initial Class	111,043	655,817	(544,774)	289,457	970,275	(680,818)
Fidelity® VIP Growth Portfolio - Initial Class	106,216	130,964	(24,748)	116,977	157,602	(40,625)
Fidelity® VIP High Income Portfolio - Initial Class	4,796	2,516	2,280	8,969	11,148	(2,179)
Fidelity® VIP Overseas Portfolio - Initial Class	42,090	76,891	(34,801)	59,163	119,285	(60,122)
Fidelity® Variable Insurance Products II:						
Fidelity® VIP Contrafund® Portfolio - Initial Class	290,750	1,092,971	(802,221)	433,266	1,334,176	(900,910)
Fidelity® VIP Index 500 Portfolio - Initial Class	9,172	160,897	(151,725)	16,847	180,953	(164,106)
Fidelity® Variable Insurance Products V:						
Fidelity® VIP Investment Grade Bond Portfolio - Initial Class	2	8,214	(8,212)	1,115	6,177	(5,062)
Franklin Templeton Variable Insurance Products Trust:						
Franklin Small Cap Value Securities Fund - Class 2	72,034	97,553	(25,519)	115,437	159,524	(44,087)
ING Balanced Portfolio, Inc.:						
ING Balanced Portfolio - Class I	73,545	565,666	(492,121)	173,770	670,363	(496,593)

| | Year Ended December 31 | | | | | |
| | 2011 | | | 2010 | | |
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
ING Intermediate Bond Portfolio:						
ING Intermediate Bond Portfolio - Class I	1,090,470	1,341,527	(251,057)	1,144,645	1,890,687	(746,042)
ING Investors Trust:						
ING American Funds Asset Allocation Portfolio	13,887	1,239	12,648	-	-	-
ING American Funds Growth Portfolio	60,336	217,982	(157,646)	147,453	486,341	(338,888)
ING American Funds Growth-Income Portfolio	347	926,027	(925,680)	97,831	433,819	(335,988)
ING American Funds International Portfolio	41,596	204,904	(163,308)	138,273	401,481	(263,208)
ING American Funds World Allocation Portfolio - Service Class	45,156	29,607	15,549	-	-	-
ING Artio Foreign Portfolio - Service Class	35,197	111,833	(76,636)	95,056	349,996	(254,940)
ING BlackRock Health Sciences Opportunities Portfolio - Service Class	36,898	23,613	13,285	46,222	53,338	(7,116)
ING BlackRock Inflation Protected Bond Portfolio - Institutional Class	2,010	2,276	(266)	35,269	7,252	28,017
ING BlackRock Inflation Protected Bond Portfolio - Service Class	382,799	65,862	316,937	-	-	-
ING BlackRock Large Cap Growth Portfolio - Institutional Class	182,118	498,107	(315,989)	181,753	539,064	(357,311)
ING Clarion Global Real Estate Portfolio - Institutional Class	48,445	41,423	7,022	86,513	121,479	(34,966)
ING Clarion Global Real Estate Portfolio - Service Class	17,972	38,596	(20,624)	31,561	44,066	(12,505)
ING Clarion Real Estate Portfolio - Service Class	116,558	118,570	(2,012)	228,750	196,986	31,764
ING Core Growth and Income Portfolio - Service Class	7,711	171,290	(163,579)	134,858	157,370	(22,512)
ING FMR^{SM} Diversified Mid Cap Portfolio - Institutional Class	49,229	347,519	(298,290)	210,859	399,335	(188,476)
ING FMR^{SM} Diversified Mid Cap Portfolio - Service Class	55,689	75,781	(20,092)	80,078	52,369	27,709
ING Franklin Income Portfolio - Service Class	83,806	83,628	178	77,979	150,930	(72,951)
ING Franklin Mutual Shares Portfolio - Service Class	27,504	64,828	(37,324)	40,388	115,650	(75,262)
ING Global Resources Portfolio - Service Class	187,666	277,448	(89,782)	244,937	419,898	(174,961)
ING Invesco Van Kampen Growth and Income Portfolio - Service Class	20,007	17,842	2,165	11,045	20,088	(9,043)
ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class	74,654	148,474	(73,820)	209,652	157,191	52,461
ING JPMorgan Emerging Markets Equity Portfolio - Service Class	82,765	246,892	(164,127)	257,454	184,636	72,818
ING JPMorgan Small Cap Core Equity Portfolio - Institutional Class	54,044	43,959	10,085	42,412	72,093	(29,681)
ING JPMorgan Small Cap Core Equity Portfolio - Service Class	10,624	20,008	(9,384)	13,316	3,097	10,219

| | **Year Ended December 31** | | | | | |
| | **2011** | | | **2010** | | |
	Units Issued	**Units Redeemed**	**Net Increase (Decrease)**	**Units Issued**	**Units Redeemed**	**Net Increase (Decrease)**
ING Investors Trust (continued):						
ING Large Cap Growth Portfolio - Institutional Class	1,819,968	370,834	1,449,134	104,885	186,793	(81,908)
ING Large Cap Value Portfolio - Institutional Class	394,560	245,491	149,069	72,737	98,172	(25,435)
ING Large Cap Value Portfolio - Service Class	61,295	18,486	42,809	-	-	-
ING Lord Abbett Growth and Income Portfolio - Institutional Class	6,002	284,173	(278,171)	66,508	169,860	(103,352)
ING Lord Abbett Growth and Income Portfolio - Service Class	1,459	47,181	(45,722)	12,332	27,767	(15,435)
ING Marsico Growth Portfolio - Service Class	68,155	58,922	9,233	40,566	71,968	(31,402)
ING MFS Total Return Portfolio - Institutional Class	65,109	785,093	(719,984)	234,608	1,089,895	(855,287)
ING MFS Total Return Portfolio - Service Class	8,023	22,773	(14,750)	25,429	47,593	(22,164)
ING MFS Utilities Portfolio - Service Class	58,369	48,942	9,427	58,828	60,712	(1,884)
ING PIMCO High Yield Portfolio - Service Class	114,745	159,460	(44,715)	139,713	165,323	(25,610)
ING PIMCO Total Return Bond Portfolio - Service Class	281,439	81,584	199,855	-	-	-
ING Pioneer Fund Portfolio - Institutional Class	170,700	378,458	(207,758)	231,382	408,843	(177,461)
ING Pioneer Mid Cap Value Portfolio - Institutional Class	55,911	108,348	(52,437)	67,059	92,594	(25,535)
ING Pioneer Mid Cap Value Portfolio - Service Class	13,890	34,379	(20,489)	47,740	50,307	(2,567)
ING Retirement Conservative Portfolio - Adviser Class	92,087	7,975	84,112	-	-	-
ING Retirement Growth Portfolio - Adviser Class	63,282	145,617	(82,335)	65,215	129,291	(64,076)
ING Retirement Moderate Growth Portfolio - Adviser Class	33,861	133,475	(99,614)	41,628	226,481	(184,853)
ING Retirement Moderate Portfolio - Adviser Class	29,054	107,883	(78,829)	205,859	449,115	(243,256)
ING T. Rowe Price Capital Appreciation Portfolio - Service Class	281,289	209,242	72,047	181,228	254,436	(73,208)
ING T. Rowe Price Equity Income Portfolio - Service Class	164,728	159,092	5,636	124,378	201,582	(77,204)
ING T. Rowe Price International Stock Portfolio - Service Class	27,044	83,818	(56,774)	111,257	217,466	(106,209)
ING Templeton Global Growth Portfolio - Service Class	12,241	13,169	(928)	48,423	69,503	(21,080)
ING U.S. Stock Index Portfolio - Service Class	97	359	(262)	19,078	13,935	5,143
ING Money Market Portfolio:						
ING Money Market Portfolio - Class I	3,377,591	4,498,594	(1,121,003)	3,612,313	6,809,933	(3,197,620)
ING Money Market Portfolio - Class S	152	3,955	(3,803)	38,861	7,275	31,586

	Year Ended December 31					
	2011			**2010**		
	Units Issued	**Units Redeemed**	**Net Increase (Decrease)**	**Units Issued**	**Units Redeemed**	**Net Increase (Decrease)**
ING Partners, Inc.:						
ING American Century Small-Mid Cap Value Portfolio - Service Class	34,586	56,034	(21,448)	61,699	21,427	40,272
ING Baron Small Cap Growth Portfolio - Service Class	77,786	68,832	8,954	50,417	78,768	(28,351)
ING Columbia Small Cap Value II Portfolio - Service Class	14,781	39,496	(24,715)	42,006	52,614	(10,608)
ING Davis New York Venture Portfolio - Service Class	31,001	75,061	(44,060)	82,822	97,897	(15,075)
ING Global Bond Portfolio - Initial Class	466,335	1,054,793	(588,458)	964,257	1,373,171	(408,914)
ING Global Bond Portfolio - Service Class	12,220	10,046	2,174	-	620	(620)
ING Invesco Van Kampen Comstock Portfolio - Service Class	4,869	12,595	(7,726)	16,522	34,715	(18,193)
ING Invesco Van Kampen Equity and Income Portfolio - Initial Class	87,659	876,271	(788,612)	153,573	1,128,815	(975,242)
ING JPMorgan Mid Cap Value Portfolio - Service Class	26,010	20,946	5,064	29,300	61,305	(32,005)
ING Legg Mason ClearBridge Aggressive Growth Portfolio - Initial Class	12,693	1,612,618	(1,599,925)	109,880	317,684	(207,804)
ING Oppenheimer Global Portfolio - Initial Class	208,181	1,029,750	(821,569)	304,209	1,259,601	(955,392)
ING PIMCO Total Return Portfolio - Service Class	272,110	433,509	(161,399)	312,483	318,095	(5,612)
ING Pioneer High Yield Portfolio - Initial Class	247,160	467,134	(219,974)	379,388	600,756	(221,368)
ING Solution 2015 Portfolio - Service Class	47,230	84,780	(37,550)	39,617	34,828	4,789
ING Solution 2025 Portfolio - Service Class	52,050	66,272	(14,222)	43,202	32,509	10,693
ING Solution 2035 Portfolio - Service Class	139,009	110,203	28,806	99,332	42,487	56,845
ING Solution 2045 Portfolio - Service Class	66,987	12,586	54,401	37,160	72,055	(34,895)
ING Solution Income Portfolio - Service Class	35,490	19,168	16,322	20,737	77,576	(56,839)
ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class	178,303	521,793	(343,490)	184,164	533,457	(349,293)
ING T. Rowe Price Growth Equity Portfolio - Initial Class	138,004	234,204	(96,200)	103,190	261,068	(157,878)
ING Templeton Foreign Equity Portfolio - Initial Class	153,630	513,044	(359,414)	304,266	649,503	(345,237)
ING Thornburg Value Portfolio - Initial Class	54,376	259,975	(205,599)	165,842	273,917	(108,075)
ING UBS U.S. Large Cap Equity Portfolio - Initial Class	31,619	221,843	(190,224)	63,351	291,239	(227,888)
ING Strategic Allocation Portfolios, Inc.:						
ING Strategic Allocation Conservative Portfolio - Class I	79,540	154,595	(75,055)	44,515	83,054	(38,539)
ING Strategic Allocation Growth Portfolio - Class I	67,051	115,931	(48,880)	13,738	81,190	(67,452)
ING Strategic Allocation Moderate Portfolio - Class I	35,976	88,486	(52,510)	96,134	123,773	(27,639)

| | **Year Ended December 31** | | | | | |
| | **2011** | | | **2010** | | |
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
ING Variable Funds:						
ING Growth and Income Portfolio - Class A	175,896	18,832	157,064	-	-	-
ING Growth and Income Portfolio - Class I	1,200,252	2,014,456	(814,204)	1,671,662	2,586,747	(915,085)
ING Variable Insurance Trust:						
ING GET U.S. Core Portfolio - Series 5	-	128,560	(128,560)	12,249	22,950	(10,701)
ING GET U.S. Core Portfolio - Series 6	-	1,467,883	(1,467,883)	84,099	408,334	(324,235)
ING GET U.S. Core Portfolio - Series 7	15,978	156,145	(140,167)	37,810	219,693	(181,883)
ING GET U.S. Core Portfolio - Series 8	-	102,828	(102,828)	9,261	121,291	(112,030)
ING GET U.S. Core Portfolio - Series 9	14	114,493	(114,479)	44	97,840	(97,796)
ING GET U.S. Core Portfolio - Series 10	-	48,389	(48,389)	141	53,512	(53,371)
ING GET U.S. Core Portfolio - Series 11	3	102,528	(102,525)	22,092	141,663	(119,571)
ING GET U.S. Core Portfolio - Series 12	1	288,610	(288,609)	29,847	351,555	(321,708)
ING GET U.S. Core Portfolio - Series 13	5	237,328	(237,323)	28,701	259,093	(230,392)
ING GET U.S. Core Portfolio - Series 14	-	191,305	(191,305)	70,821	404,076	(333,255)
ING Variable Portfolios, Inc.:						
ING BlackRock Science and Technology Opportunities Portfolio - Class I	564,707	649,245	(84,538)	598,273	545,613	52,660
ING Euro STOXX 50 Index Portfolio - Institutional Class	1,016	274	742	3,928	302	3,626
ING Index Plus LargeCap Portfolio - Class I	235,375	1,121,868	(886,493)	728,151	2,186,850	(1,458,699)
ING Index Plus MidCap Portfolio - Class I	40,970	71,015	(30,045)	42,515	102,930	(60,415)
ING Index Plus SmallCap Portfolio - Class I	40,088	68,350	(28,262)	42,961	88,565	(45,604)
ING International Index Portfolio - Class I	68,758	165,321	(96,563)	125,044	330,349	(205,305)
ING International Index Portfolio - Class S	211	1,255	(1,044)	1,418	821	597
ING Russell™ Large Cap Growth Index Portfolio - Class I	43,631	319,136	(275,505)	91,780	421,842	(330,062)
ING Russell™ Large Cap Index Portfolio - Class I	170,441	541,398	(370,957)	180,172	412,538	(232,366)
ING Russell™ Large Cap Value Index Portfolio - Class I	11,413	120,399	(108,986)	101,766	278,689	(176,923)
ING Russell™ Large Cap Value Index Portfolio - Class S	1,638	20,080	(18,442)	2,790	15,308	(12,518)
ING Russell™ Mid Cap Growth Index Portfolio - Class S	31,233	17,134	14,099	20,066	5,009	15,057
ING Russell™ Mid Cap Index Portfolio - Class I	36,162	11,439	24,723	19,562	15,869	3,693
ING Russell™ Small Cap Index Portfolio - Class I	43,184	22,614	20,570	33,574	15,063	18,511

| | Year Ended December 31 | | | | | |
| | **2011** | | | **2010** | | |
	Units Issued	**Units Redeemed**	**Net Increase (Decrease)**	**Units Issued**	**Units Redeemed**	**Net Increase (Decrease)**
ING Variable Portfolios, Inc. (continued):						
ING Small Company Portfolio - Class I	42,453	278,073	(235,620)	132,154	323,791	(191,637)
ING U.S. Bond Index Portfolio - Class I	179,544	86,566	92,978	108,200	53,532	54,668
ING Variable Products Trust:						
ING International Value Portfolio - Class I	42,853	63,758	(20,905)	61,222	169,877	(108,655)
ING MidCap Opportunities Portfolio - Class I	58,891	63,462	(4,571)	91,197	16,051	75,146
ING MidCap Opportunities Portfolio - Class S	84,573	75,758	8,815	56,680	82,298	(25,618)
ING SmallCap Opportunities Portfolio - Class I	86,306	94,192	(7,886)	78,398	39,447	38,951
ING SmallCap Opportunities Portfolio - Class S	46,488	83,894	(37,406)	66,181	81,934	(15,753)
Invesco Variable Insurance Funds:						
Invesco V.I. Capital Appreciation Fund - Series I Shares	15,217	14,306	911	4,959	14,831	(9,872)
Invesco V.I. Core Equity Fund - Series I Shares	21,396	26,288	(4,892)	21,358	33,045	(11,687)
Janus Aspen Series:						
Janus Aspen Series Balanced Portfolio - Institutional Shares	-	-	-	-	-	-
Janus Aspen Series Enterprise Portfolio - Institutional Shares	-	67	(67)	-	5	(5)
Janus Aspen Series Flexible Bond Portfolio - Institutional Shares	-	-	-	-	-	-
Janus Aspen Series Janus Portfolio - Institutional Shares	2	100	(98)	5	3	2
Janus Aspen Series Worldwide Portfolio - Institutional Shares	-	-	-	-	-	-
Lord Abbett Series Fund, Inc.:						
Lord Abbett Series Fund - Mid-Cap Value Portfolio - Class VC	22,816	49,189	(26,373)	23,853	27,402	(3,549)
Oppenheimer Variable Account Funds:						
Oppenheimer Global Securities/VA	-	441	(441)	-	344	(344)
Oppenheimer Main Street Fund®/VA	7,437	8,857	(1,420)	17,184	21,456	(4,272)
Oppenheimer Main Street Small- & Mid-Cap Fund®/VA	7,904	26,570	(18,666)	23,149	11,757	11,392
Oppenheimer Small- & Mid-Cap Growth Fund/VA	30,592	21,574	9,018	50,783	71,559	(20,776)
PIMCO Variable Insurance Trust:						
PIMCO Real Return Portfolio - Administrative Class	281,211	275,593	5,618	216,671	379,940	(163,269)

| | **Year Ended December 31** | | | | | |
| | **2011** | | | **2010** | | |
	Units Issued	**Units Redeemed**	**Net Increase (Decrease)**	**Units Issued**	**Units Redeemed**	**Net Increase (Decrease)**
Pioneer Variable Contracts Trust:						
Pioneer Emerging Markets VCT Portfolio - Class I	96,706	381,991	(285,285)	261,984	156,015	105,969
Pioneer High Yield VCT Portfolio - Class I	11,724	16,469	(4,745)	9,047	18,859	(9,812)
Wanger Advisors Trust:						
Wanger International	90,048	87,741	2,307	209,869	186,808	23,061
Wanger Select	35,526	74,080	(38,554)	70,537	74,056	(3,519)
Wanger USA	37,023	41,456	(4,433)	38,053	19,433	18,620

9.   Unit Summary

A summary of units outstanding as of December 31, 2011 follows:

Division/Contract	Units	Unit Value	Extended Value
American Funds Insurance Series® Growth-Income Fund - Class 2			
Contracts in accumulation period:			
Non-Qualified V (0.75)	129.475	$ 13.30	$ 1,722
American Funds Insurance Series® International Fund - Class 2			
Contracts in accumulation period:			
Non-Qualified V (0.75)	188.699	$ 11.91	$ 2,247
Calvert VP SRI Balanced Portfolio			
Contracts in accumulation period:			
Non-Qualified V	2,480.906	$ 23.73	$ 58,872
Non-Qualified V (0.75)	18,060.708	25.68	463,799
Non-Qualified VII	32,415.720	13.02	422,053
Non-Qualified VIII	5,765.624	13.30	76,683
Non-Qualified XXIII	182.407	10.77	1,965
	58,905.365		$ 1,023,372
Federated Capital Appreciation Fund II - Primary Shares			
Currently payable annuity contracts:	5,936.548	$ 10.09	$ 59,900
Contracts in accumulation period:			
Non-Qualified VII	456,234.975	10.92	4,982,086
	462,171.523		$ 5,041,986
Federated Fund for U.S. Government Securities II			
Contracts in accumulation period:			
Non-Qualified VII	56,933.436	$ 19.76	$ 1,125,005
Federated High Income Bond Fund II - Primary Shares			
Currently payable annuity contracts:	1,451.791	$ 26.39	$ 38,313
Contracts in accumulation period:			
Non-Qualified VII	144,254.049	25.75	3,714,542
	145,705.840		$ 3,752,855
Federated Kaufmann Fund II - Primary Shares			
Contracts in accumulation period:			
Non-Qualified VII	154,210.896	$ 10.44	$ 1,609,962
Federated Managed Volatility Fund II			
Currently payable annuity contracts:	1,499.817	$ 19.69	$ 29,531
Contracts in accumulation period:			
Non-Qualified VII	160,452.772	19.21	3,082,298
	161,952.589		$ 3,111,829

Division/Contract	Units	Unit Value	Extended Value
Federated Prime Money Fund II			
Currently payable annuity contracts:	1,140.884	$ 9.78	$ 11,158
Contracts in accumulation period:			
Non-Qualified VII	111,858.289	13.15	1,470,937
	112,999.173		$ 1,482,095
Fidelity® VIP Equity-Income Portfolio - Initial Class			
Contracts in accumulation period:			
Non-Qualified V	141,797.017	$ 21.94	$ 3,111,027
Non-Qualified V (0.75)	329,309.890	23.75	7,821,110
Non-Qualified VII	751,037.192	25.78	19,361,739
Non-Qualified VIII	197,992.198	18.82	3,726,213
Non-Qualified IX	13,356.577	21.15	282,492
Non-Qualified X	10,543.149	21.94	231,317
Non-Qualified XII	6,112.310	13.50	82,516
Non-Qualified XIII	466,333.418	12.99	6,057,671
Non-Qualified XIV	725,732.350	12.47	9,049,882
Non-Qualified XV	210,935.726	12.22	2,577,635
Non-Qualified XVI	3,841.715	11.67	44,833
Non-Qualified XIX	22,578.749	11.28	254,688
Non-Qualified XX	14.153	14.06	199
Non-Qualified XXIII	17,646.792	10.19	179,821
Non-Qualified XXIV	13,012.535	10.35	134,680
	2,910,243.771		$ 52,915,823
Fidelity® VIP Growth Portfolio - Initial Class			
Contracts in accumulation period:			
Non-Qualified V	138,234.231	$ 19.06	$ 2,634,744
Non-Qualified V (0.75)	273,739.888	20.63	5,647,254
Non-Qualified IX	9,107.244	18.37	167,300
Non-Qualified X	1,420.348	19.06	27,072
Non-Qualified XII	14,503.056	12.40	179,838
Non-Qualified XX	5,952.992	14.14	84,175
Non-Qualified XXIII	7,186.779	9.81	70,502
Non-Qualified XXIV	47,222.593	9.96	470,337
	497,367.131		$ 9,281,222
Fidelity® VIP High Income Portfolio - Initial Class			
Currently payable annuity contracts:	16,131.373	$13.02 to $15.25	$ 221,956
Fidelity® VIP Overseas Portfolio - Initial Class			
Contracts in accumulation period:			
Non-Qualified V	66,506.812	$ 15.21	$ 1,011,569
Non-Qualified V (0.75)	132,291.615	16.46	2,177,520
Non-Qualified IX	492.112	14.66	7,214
Non-Qualified XII	2,226.879	11.41	25,409
Non-Qualified XX	2,773.525	13.93	38,635
Non-Qualified XXIII	7,652.237	7.65	58,540
Non-Qualified XXIV	16,909.703	7.77	131,388
	228,852.883		$ 3,450,275

Division/Contract	Units	Unit Value	Extended Value
Fidelity® VIP Contrafund® Portfolio - Initial Class			
Contracts in accumulation period:			
Non-Qualified V	267,888.562	$ 31.45	$ 8,425,095
Non-Qualified V (0.75)	669,376.538	34.05	22,792,271
Non-Qualified VII	859,859.508	34.14	29,355,604
Non-Qualified VIII	163,404.566	27.85	4,550,817
Non-Qualified IX	16,455.508	30.31	498,766
Non-Qualified X	10,165.933	31.45	319,719
Non-Qualified XII	49,403.349	18.90	933,723
Non-Qualified XIII	807,293.433	17.45	14,087,270
Non-Qualified XIV	939,321.152	16.75	15,733,629
Non-Qualified XV	310,886.415	16.41	5,101,646
Non-Qualified XVI	5,663.668	12.99	73,571
Non-Qualified XVIII	81.691	12.34	1,008
Non-Qualified XIX	19,531.988	12.55	245,126
Non-Qualified XX	33,189.213	17.94	595,414
Non-Qualified XXIII	54,909.880	10.46	574,357
Non-Qualified XXIV	117,227.980	10.62	1,244,961
	4,324,659.384		$ 104,532,977
Fidelity® VIP Index 500 Portfolio - Initial Class			
Contracts in accumulation period:			
Non-Qualified VII	690,382.908	$ 24.04	$ 16,596,805
Non-Qualified VIII	104,586.413	20.42	2,135,655
	794,969.321		$ 18,732,460
Fidelity® VIP Investment Grade Bond Portfolio - Initial Class			
Contracts in accumulation period:			
Non-Qualified VII	34,263.892	$ 21.62	$ 740,785
Franklin Small Cap Value Securities Fund - Class 2			
Contracts in accumulation period:			
Non-Qualified V	29,565.710	$ 17.87	$ 528,339
Non-Qualified V (0.75)	105,949.760	18.83	1,995,034
Non-Qualified IX	3,210.300	17.41	55,891
Non-Qualified XII	2,738.175	18.73	51,286
Non-Qualified XX	3,592.275	18.27	65,631
Non-Qualified XXIII	8,282.310	10.99	91,023
	153,338.530		$ 2,787,204
ING Balanced Portfolio - Class I			
Currently payable annuity contracts:	769,098.121	$9.69 to $37.63	$ 20,621,446
Contracts in accumulation period:			
Non-Qualified V	488,777.027	27.50	13,441,368
Non-Qualified V (0.75)	285,190.651	29.76	8,487,274
Non-Qualified VI	10,986.636	23.31	256,098
Non-Qualified VII	475,556.443	26.41	12,559,446
Non-Qualified VIII	93,501.270	19.06	1,782,134
Non-Qualified IX	7,939.554	26.50	210,398
Non-Qualified X	82,851.392	28.52	2,362,922

Division/Contract	Units	Unit Value	Extended Value
ING Balanced Portfolio - Class I (continued)			
Non-Qualified XI	1,417.487	$ 24.17	$ 34,261
Non-Qualified XII	4,307.083	14.04	60,471
Non-Qualified XIII	260,549.186	13.47	3,509,598
Non-Qualified XIV	263,165.457	12.93	3,402,729
Non-Qualified XV	123,111.360	12.67	1,559,821
Non-Qualified XVI	4,606.261	10.60	48,826
Non-Qualified XVIII	2,238.994	10.07	22,547
Non-Qualified XIX	3,150.349	10.24	32,260
Non-Qualified XX	4,806.153	13.67	65,700
Non-Qualified XXII	505.609	10.46	5,289
Non-Qualified XXIII	28,281.570	10.50	296,956
Non-Qualified XXIV	2,458.483	10.66	26,207
	2,912,499.086		$ 68,785,751
ING Intermediate Bond Portfolio - Class I			
Currently payable annuity contracts:	392,523.133	$13.02 to $96.19	$ 11,078,444
Contracts in accumulation period:			
Non-Qualified V	374,437.187	23.80	8,911,605
Non-Qualified V (0.75)	443,085.871	25.76	11,413,892
Non-Qualified VI	1,777.055	21.92	38,953
Non-Qualified VII	707,507.168	22.86	16,173,614
Non-Qualified VIII	199,406.445	19.84	3,956,224
Non-Qualified IX	3,818.797	22.94	87,603
Non-Qualified X	59,246.782	24.32	1,440,882
Non-Qualified XII	881.398	18.36	16,182
Non-Qualified XIII	983,415.792	17.88	17,583,474
Non-Qualified XIV	1,265,155.513	17.17	21,722,720
Non-Qualified XV	494,817.976	16.82	8,322,838
Non-Qualified XVI	15,257.734	16.08	245,344
Non-Qualified XIX	6,953.759	15.53	107,992
Non-Qualified XX	4,114.914	14.60	60,078
Non-Qualified XXII	1,278.682	12.53	16,022
Non-Qualified XXIII	11,679.955	12.12	141,561
Non-Qualified XXIV	18,332.415	12.30	225,489
	4,983,690.576		$ 101,542,917
ING American Funds Asset Allocation Portfolio			
Contracts in accumulation period:			
Non-Qualified VII	26.698	$ 9.41	$ 251
Non-Qualified VIII	475.824	9.42	4,482
Non-Qualified XIII	1,403.332	9.44	13,247
Non-Qualified XIV	2,806.086	9.42	26,433
Non-Qualified XV	7,935.799	9.41	74,676
	12,647.739		$ 119,089

Division/Contract	Units	Unit Value	Extended Value
ING American Funds Growth Portfolio			
Currently payable annuity contracts:	155,058.237	$ 12.16	$ 1,885,508
Contracts in accumulation period:			
Non-Qualified VII	7,519.841	8.72	65,573
Non-Qualified XIII	197,188.715	12.09	2,384,012
Non-Qualified XIV	254,206.843	11.83	3,007,267
Non-Qualified XV	213,821.118	11.70	2,501,707
Non-Qualified XVI	1,493.125	11.66	17,410
Non-Qualified XIX	1,194.096	11.41	13,625
	830,481.975		$ 9,875,102
ING American Funds International Portfolio			
Currently payable annuity contracts:	114,155.046	$ 12.71	$ 1,450,911
Contracts in accumulation period:			
Non-Qualified VII	3,674.340	7.91	29,064
Non-Qualified VIII	203.861	7.92	1,615
Non-Qualified XIII	189,029.832	12.68	2,396,898
Non-Qualified XIV	239,961.537	12.41	2,977,923
Non-Qualified XV	195,709.980	12.28	2,403,319
Non-Qualified XVI	2,036.599	12.23	24,908
Non-Qualified XIX	1,619.305	11.97	19,383
	746,390.500		$ 9,304,021
ING American Funds World Allocation Portfolio - Service Class			
Contracts in accumulation period:			
Non-Qualified VII	1,176.711	$ 8.85	$ 10,414
Non-Qualified VIII	717.781	8.86	6,360
Non-Qualified XIII	12,459.952	8.88	110,644
Non-Qualified XIV	757.669	8.86	6,713
Non-Qualified XV	437.082	8.85	3,868
	15,549.195		$ 137,999
ING Artio Foreign Portfolio - Service Class			
Contracts in accumulation period:			
Non-Qualified V	11,430.502	$ 10.52	$ 120,249
Non-Qualified V (0.75)	170,114.737	10.93	1,859,354
Non-Qualified XIII	56,904.445	6.83	388,657
Non-Qualified XIV	64,311.338	6.71	431,529
Non-Qualified XV	23,087.299	6.65	153,531
Non-Qualified XVI	498.588	6.63	3,306
Non-Qualified XIX	671.995	6.52	4,381
Non-Qualified XX	588.943	10.76	6,337
Non-Qualified XXIII	5,016.427	6.49	32,557
	332,624.274		$ 2,999,901

Division/Contract	Units	Unit Value	Extended Value
ING BlackRock Health Sciences Opportunities Portfolio -			
Service Class			
Contracts in accumulation period:			
Non-Qualified V	2,443.853	$ 12.34	$ 30,157
Non-Qualified V (0.75)	27,286.214	12.76	348,172
Non-Qualified XII	324.606	12.71	4,126
Non-Qualified XX	755.671	12.59	9,514
Non-Qualified XXIII	13.581	10.17	138
	30,823.925		$ 392,107
ING BlackRock Inflation Protected Bond Portfolio -			
Institutional Class			
Contracts in accumulation period:			
ING Select Opportunities	27,750.932	$ 11.81	$ 327,739
ING BlackRock Inflation Protected Bond Portfolio -			
Service Class			
Contracts in accumulation period:			
Non-Qualified VII	79,309.023	$ 10.66	$ 845,434
Non-Qualified VIII	6,465.651	10.68	69,053
Non-Qualified XIII	170,842.075	10.70	1,828,010
Non-Qualified XIV	40,078.941	10.68	428,043
Non-Qualified XV	20,241.350	10.66	215,773
	316,937.040		$ 3,386,313
ING BlackRock Large Cap Growth Portfolio -			
Institutional Class			
Currently payable annuity contracts:	195,478.488	$8.31 to $8.49	$ 1,624,808
Contracts in accumulation period:			
Non-Qualified V	134,195.744	8.85	1,187,632
Non-Qualified V (0.75)	223,453.305	9.06	2,024,487
Non-Qualified VII	595,597.829	8.26	4,919,638
Non-Qualified VIII	63,255.372	8.31	525,652
Non-Qualified IX	8,480.224	8.74	74,117
Non-Qualified X	8,561.313	8.85	75,768
Non-Qualified XII	4,128.604	9.04	37,323
Non-Qualified XIII	431,012.713	8.43	3,633,437
Non-Qualified XIV	567,416.183	8.31	4,715,228
Non-Qualified XV	247,805.981	8.26	2,046,877
Non-Qualified XVI	1,878.240	8.24	15,477
Non-Qualified XIX	1,025.969	8.12	8,331
Non-Qualified XX	888.149	8.98	7,976
Non-Qualified XXIII	6,644.096	10.26	68,168
Non-Qualified XXIV	3,089.989	10.41	32,167
	2,492,912.199		$ 20,997,086

Division/Contract	Units	Unit Value	Extended Value
ING Clarion Global Real Estate Portfolio - Institutional Class			
Contracts in accumulation period:			
Non-Qualified V	12,236.257	$ 9.52	$ 116,489
Non-Qualified V (0.75)	125,810.967	9.68	1,217,850
Non-Qualified IX	2,302.539	9.44	21,736
Non-Qualified XII	23,996.854	9.67	232,050
Non-Qualified XXIII	199.778	9.70	1,938
	164,546.395		$ 1,590,063
ING Clarion Global Real Estate Portfolio - Service Class			
Contracts in accumulation period:			
Non-Qualified XIII	32,948.456	$ 10.40	$ 342,664
Non-Qualified XIV	32,602.421	10.22	333,197
Non-Qualified XV	17,969.527	10.13	182,031
	83,520.404		$ 857,892
ING Clarion Real Estate Portfolio - Service Class			
Contracts in accumulation period:			
Non-Qualified V	27,091.348	$ 11.13	$ 301,527
Non-Qualified V (0.75)	169,795.695	11.45	1,944,161
Non-Qualified IX	2,967.004	10.97	32,548
Non-Qualified XII	1,604.540	11.41	18,308
Non-Qualified XX	13,690.906	11.32	154,981
Non-Qualified XXII	336.217	10.94	3,678
Non-Qualified XXIII	2,082.550	11.99	24,970
	217,568.260		$ 2,480,173
ING FMR^{SM} Diversified Mid Cap Portfolio - Institutional Class			
Currently payable annuity contracts:	156,384.432	$ 10.48	$ 1,638,909
Contracts in accumulation period:			
Non-Qualified VII	355,750.234	10.31	3,667,785
Non-Qualified VIII	90,053.812	10.40	936,560
Non-Qualified XIII	243,530.951	10.58	2,576,557
Non-Qualified XIV	281,128.756	10.40	2,923,739
Non-Qualified XV	118,023.367	10.31	1,216,821
Non-Qualified XVI	3,140.095	10.28	32,280
Non-Qualified XIX	1,694.551	10.10	17,115
	1,249,706.198		$ 13,009,766
ING FMR^{SM} Diversified Mid Cap Portfolio - Service Class			
Contracts in accumulation period:			
Non-Qualified V	10,700.119	$ 13.61	$ 145,629
Non-Qualified V (0.75)	78,983.241	14.07	1,111,294
Non-Qualified IX	1,381.552	13.38	18,485
Non-Qualified XII	1,103.730	14.02	15,474
Non-Qualified XX	11,653.398	13.88	161,749
Non-Qualified XXIII	3,982.811	10.43	41,541
	107,804.851		$ 1,494,172

Division/Contract	Units	Unit Value		Extended Value	
ING Franklin Income Portfolio - Service Class					
Contracts in accumulation period:					
Non-Qualified VII	7,564.076	$	9.52	$	72,010
Non-Qualified VIII	4,396.735		9.53		41,901
Non-Qualified XIII	131,562.583		11.60		1,526,126
Non-Qualified XIV	140,723.098		11.40		1,604,243
Non-Qualified XV	96,278.039		11.30		1,087,942
Non-Qualified XIX	713.813		11.08		7,909
	381,238.344			$	4,340,131
ING Franklin Mutual Shares Portfolio - Service Class					
Contracts in accumulation period:					
Non-Qualified VII	1,132.542	$	9.22	$	10,442
Non-Qualified VIII	918.281		9.23		8,476
Non-Qualified XIII	55,719.285		10.00		557,193
Non-Qualified XIV	54,083.618		9.86		533,264
Non-Qualified XV	28,469.073		9.79		278,712
Non-Qualified XVI	466.512		9.76		4,553
Non-Qualified XIX	3,229.375		9.63		31,099
	144,018.686			$	1,423,739
ING Global Resources Portfolio - Service Class					
Contracts in accumulation period:					
Non-Qualified V	97,851.696	$	11.48	$	1,123,337
Non-Qualified V (0.75)	224,977.070		11.78		2,650,230
Non-Qualified VII	35,088.082		12.01		421,408
Non-Qualified IX	4,384.287		11.33		49,674
Non-Qualified X	2,441.706		11.48		28,031
Non-Qualified XII	17,482.032		11.75		205,414
Non-Qualified XIII	64,723.214		11.34		733,961
Non-Qualified XIV	61,380.121		11.15		684,388
Non-Qualified XV	24,262.548		11.05		268,101
Non-Qualified XIX	1,391.620		10.83		15,071
Non-Qualified XX	907.079		11.66		10,577
Non-Qualified XXIII	18,906.671		9.22		174,320
	553,796.126			$	6,364,512
ING Invesco Van Kampen Growth and Income Portfolio - Service Class					
Contracts in accumulation period:					
Non-Qualified V	20,832.144	$	11.27	$	234,778
Non-Qualified V (0.75)	48,307.222		11.65		562,779
Non-Qualified IX	3,524.495		11.08		39,051
Non-Qualified XXIII	1,713.427		10.40		17,820
	74,377.288			$	854,428

Division/Contract	Units	Unit Value	Extended Value
ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class			
Contracts in accumulation period:			
Non-Qualified VII	159,758.425	$ 15.83	$ 2,528,976
Non-Qualified VIII	21,530.342	15.98	344,055
Non-Qualified XIII	83,105.186	12.55	1,042,970
Non-Qualified XIV	100,311.698	12.34	1,237,846
Non-Qualified XV	34,255.702	12.23	418,947
Non-Qualified XVI	1,299.501	12.20	15,854
Non-Qualified XIX	409.771	11.99	4,913
	400,670.625		$ 5,593,561
ING JPMorgan Emerging Markets Equity Portfolio - Service Class			
Contracts in accumulation period:			
Non-Qualified V	37,898.789	$ 19.22	$ 728,415
Non-Qualified V (0.75)	238,092.933	19.87	4,730,907
Non-Qualified IX	11,124.612	18.90	210,255
Non-Qualified XII	5,530.561	19.81	109,560
Non-Qualified XX	4,410.333	19.61	86,487
Non-Qualified XXIII	14,848.037	9.70	144,026
	311,905.265		$ 6,009,650
ING JPMorgan Small Cap Core Equity Portfolio - Institutional Class			
Contracts in accumulation period:			
Non-Qualified VII	822.587	$ 8.89	$ 7,313
Non-Qualified VIII	512.728	8.90	4,563
Non-Qualified XIII	64,301.426	14.02	901,506
Non-Qualified XIV	65,710.017	13.74	902,856
Non-Qualified XV	25,769.805	13.60	350,469
Non-Qualified XVI	138.514	13.55	1,877
Non-Qualified XIX	959.166	13.28	12,738
	158,214.243		$ 2,181,322
ING JPMorgan Small Cap Core Equity Portfolio - Service Class			
Contracts in accumulation period:			
Non-Qualified V	4,307.593	$ 13.40	$ 57,722
Non-Qualified V (0.75)	7,404.125	13.85	102,547
Non-Qualified XII	1,351.032	13.81	18,658
Non-Qualified XX	396.070	13.67	5,414
Non-Qualified XXIII	208.936	11.48	2,399
	13,667.756		$ 186,740
ING Large Cap Growth Portfolio - Institutional Class			
Currently payable annuity contracts:	117,154.438	$13.92 to $14.47	$ 1,694,070
Contracts in accumulation period:			
Non-Qualified V	233,344.033	10.30	2,403,444
Non-Qualified V (0.75)	266,699.983	10.35	2,760,345
Non-Qualified VII	825,863.119	13.49	11,140,893
Non-Qualified VIII	61,282.999	13.62	834,674

Division/Contract	Units	Unit Value	Extended Value
ING Large Cap Growth Portfolio - Institutional Class (continued)			
Non-Qualified IX	5,821.106	$ 10.27	$ 59,783
Non-Qualified X	7,085.215	10.30	72,978
Non-Qualified XII	12,267.513	10.35	126,969
Non-Qualified XIII	167,708.438	15.49	2,597,804
Non-Qualified XIV	250,129.246	15.18	3,796,962
Non-Qualified XV	100,533.597	15.03	1,511,020
Non-Qualified XVI	693.884	14.97	10,387
Non-Qualified XIX	37.898	14.67	556
Non-Qualified XX	4,235.759	10.33	43,755
Non-Qualified XXIII	21,060.376	10.36	218,185
Non-Qualified XXIV	376.691	10.40	3,918
	2,074,294.295		$ 27,275,743
ING Large Cap Value Portfolio - Institutional Class			
Contracts in accumulation period:			
Non-Qualified V	97,487.934	$ 8.43	$ 821,823
Non-Qualified V (0.75)	358,080.029	8.67	3,104,554
Non-Qualified IX	8,424.337	8.31	70,006
Non-Qualified XII	21,532.477	8.65	186,256
Non-Qualified XX	9,578.380	8.58	82,183
Non-Qualified XXIII	10,089.432	10.50	105,939
Non-Qualified XXIV	36,141.805	10.66	385,272
	541,334.394		$ 4,756,033
ING Large Cap Value Portfolio - Service Class			
Contracts in accumulation period:			
Non-Qualified VIII	872.812	$ 10.07	$ 8,789
Non-Qualified XIII	13,967.432	10.10	141,071
Non-Qualified XIV	15,521.132	10.07	156,298
Non-Qualified XV	12,447.516	10.05	125,098
	42,808.892		$ 431,256
ING Marsico Growth Portfolio - Service Class			
Contracts in accumulation period:			
Non-Qualified V	19,141.103	$ 11.48	$ 219,740
Non-Qualified V (0.75)	69,537.709	11.87	825,413
Non-Qualified VII	12,000.570	9.05	108,605
Non-Qualified IX	2,784.293	11.29	31,435
Non-Qualified XII	2,319.019	11.83	27,434
Non-Qualified XIII	3,936.424	9.99	39,325
Non-Qualified XIV	22,731.655	9.82	223,225
Non-Qualified XV	7,556.552	9.73	73,525
Non-Qualified XXIII	2,087.844	10.56	22,048
	142,095.169		$ 1,570,750

Division/Contract	Units	Unit Value	Extended Value
ING MFS Total Return Portfolio - Institutional Class			
Contracts in accumulation period:			
Non-Qualified VII	724,958.861	$ 11.56	$ 8,380,524
Non-Qualified VIII	203,368.023	11.68	2,375,339
Non-Qualified XIII	661,258.231	11.92	7,882,198
Non-Qualified XIV	805,593.077	11.68	9,409,327
Non-Qualified XV	373,214.610	11.56	4,314,361
Non-Qualified XVI	13,796.959	11.52	158,941
Non-Qualified XIX	9,733.633	11.29	109,893
	2,791,923.394		$ 32,630,583
ING MFS Total Return Portfolio - Service Class			
Contracts in accumulation period:			
Non-Qualified V	4,273.184	$ 13.89	$ 59,355
Non-Qualified V (0.75)	46,239.422	14.51	670,934
Non-Qualified XII	10,020.675	14.44	144,699
Non-Qualified XX	771.973	14.26	11,008
	61,305.254		$ 885,996
ING MFS Utilities Portfolio - Service Class			
Contracts in accumulation period:			
Non-Qualified V	37,796.023	$ 17.64	$ 666,722
Non-Qualified V (0.75)	104,754.954	18.24	1,910,730
Non-Qualified IX	3,663.009	17.35	63,553
Non-Qualified XII	1,998.125	18.18	36,326
Non-Qualified XX	1,742.113	18.00	31,358
Non-Qualified XXIII	5,632.227	10.95	61,673
	155,586.451		$ 2,770,362
ING PIMCO High Yield Portfolio - Service Class			
Contracts in accumulation period:			
Non-Qualified V	13,400.112	$ 15.05	$ 201,672
Non-Qualified V (0.75)	111,940.860	15.56	1,741,800
Non-Qualified VII	133,441.311	14.94	1,993,613
Non-Qualified VIII	9,680.176	15.09	146,074
Non-Qualified IX	4,018.266	14.80	59,470
Non-Qualified XII	458.135	15.51	7,106
Non-Qualified XX	447.842	15.35	6,874
Non-Qualified XXIII	3,598.277	13.96	50,232
	276,984.979		$ 4,206,841
ING PIMCO Total Return Bond Portfolio - Service Class			
Contracts in accumulation period:			
Non-Qualified VII	75,592.236	$ 10.02	$ 757,434
Non-Qualified VIII	4,652.001	10.03	46,660
Non-Qualified XIII	48,638.209	10.05	488,814
Non-Qualified XIV	37,113.608	10.03	372,249
Non-Qualified XV	31,196.594	10.02	312,590
Non-Qualified XVI	2,661.885	10.01	26,645
	199,854.533		$ 2,004,392

Division/Contract	Units	Unit Value	Extended Value
ING Pioneer Fund Portfolio - Institutional Class			
Currently payable annuity contracts:	142,317.072	$10.05 to $11.39	$ 1,619,242
Contracts in accumulation period:			
Non-Qualified V	5,724.983	9.67	55,361
Non-Qualified V (0.75)	15,313.505	9.95	152,369
Non-Qualified XIII	126,737.139	11.62	1,472,686
Non-Qualified XIV	252,371.746	11.39	2,874,514
Non-Qualified XV	155,616.772	11.27	1,753,801
Non-Qualified XIX	2,104.363	11.01	23,169
	700,185.580		$ 7,951,142
ING Pioneer Mid Cap Value Portfolio - Institutional Class			
Contracts in accumulation period:			
Non-Qualified V	29,013.996	$ 9.96	$ 288,979
Non-Qualified V (0.75)	124,183.079	10.25	1,272,877
Non-Qualified IX	11,427.214	9.82	112,215
Non-Qualified XII	21,212.553	10.22	216,792
Non-Qualified XX	9,028.645	10.14	91,550
Non-Qualified XXIII	11,449.977	10.30	117,935
	206,315.464		$ 2,100,348
ING Pioneer Mid Cap Value Portfolio - Service Class			
Contracts in accumulation period:			
Non-Qualified XIII	22,824.564	$ 9.98	$ 227,789
Non-Qualified XIV	23,264.724	9.81	228,227
Non-Qualified XV	8,349.954	9.72	81,162
Non-Qualified XVI	3,509.831	9.69	34,010
Non-Qualified XIX	835.974	9.53	7,967
	58,785.047		$ 579,155
ING Retirement Conservative Portfolio - Adviser Class			
Contracts in accumulation period:			
Non-Qualified VII	53,772.557	$ 10.05	$ 540,414
Non-Qualified VIII	410.002	10.06	4,125
Non-Qualified XIII	6,476.881	10.08	65,287
Non-Qualified XIV	15,911.127	10.06	160,066
Non-Qualified XV	7,541.345	10.05	75,791
	84,111.912		$ 845,683
ING Retirement Growth Portfolio - Adviser Class			
Contracts in accumulation period:			
Non-Qualified VII	2,635.380	$ 9.19	$ 24,219
Non-Qualified XIII	147,463.503	10.15	1,496,755
Non-Qualified XIV	173,888.231	10.08	1,752,793
Non-Qualified XV	129,504.426	10.05	1,301,519
	453,491.540		$ 4,575,286

Division/Contract	Units	Unit Value	Extended Value
ING Retirement Moderate Growth Portfolio - Adviser Class			
Contracts in accumulation period:			
Non-Qualified VII	2,563.925	$ 9.38	$ 24,050
Non-Qualified XIII	125,950.234	10.51	1,323,737
Non-Qualified XIV	258,644.607	10.44	2,700,250
Non-Qualified XV	123,873.411	10.40	1,288,283
	511,032.177		$ 5,336,320
ING Retirement Moderate Portfolio - Adviser Class			
Contracts in accumulation period:			
Non-Qualified VII	2,707.370	$ 9.65	$ 26,126
Non-Qualified XIII	139,397.159	10.83	1,509,671
Non-Qualified XIV	233,433.032	10.76	2,511,739
Non-Qualified XV	217,750.707	10.72	2,334,288
	593,288.268		$ 6,381,824
ING T. Rowe Price Capital Appreciation Portfolio - Service Class			
Contracts in accumulation period:			
Non-Qualified V	165,706.751	$ 13.76	$ 2,280,125
Non-Qualified V (0.75)	564,442.937	14.22	8,026,379
Non-Qualified VII	41,627.358	9.61	400,039
Non-Qualified VIII	10,395.620	9.62	100,006
Non-Qualified IX	28,522.510	13.53	385,910
Non-Qualified XII	21,838.318	14.18	309,667
Non-Qualified XIII	12,020.090	9.64	115,874
Non-Qualified XIV	2,648.630	9.62	25,480
Non-Qualified XV	3,427.816	9.61	32,941
Non-Qualified XX	46,866.097	14.03	657,531
Non-Qualified XXIII	2,585.036	11.62	30,038
	900,081.163		$ 12,363,990
ING T. Rowe Price Equity Income Portfolio - Service Class			
Contracts in accumulation period:			
Non-Qualified V	40,714.755	$ 14.78	$ 601,764
Non-Qualified V (0.75)	182,881.476	15.44	2,823,690
Non-Qualified IX	1,841.427	15.38	28,321
Non-Qualified XIII	81,846.595	9.96	815,192
Non-Qualified XIV	60,559.047	9.79	592,873
Non-Qualified XV	44,522.492	9.71	432,313
Non-Qualified XVI	4,690.669	9.68	45,406
Non-Qualified XX	15,273.139	15.17	231,694
Non-Qualified XXIII	5,264.539	10.48	55,172
	437,594.139		$ 5,626,425

Division/Contract	Units	Unit Value	Extended Value
ING T. Rowe Price International Stock Portfolio -			
Service Class			
Contracts in accumulation period:			
Non-Qualified V	16,643.718	$ 11.95	$ 198,892
Non-Qualified V (0.75)	61,479.032	12.35	759,266
Non-Qualified VII	114,234.989	8.32	950,435
Non-Qualified VIII	5,410.734	8.39	45,396
Non-Qualified IX	3,064.037	11.75	36,002
Non-Qualified XII	4,393.287	12.31	54,081
Non-Qualified XIII	35,327.696	12.19	430,645
Non-Qualified XIV	68,016.398	11.94	812,116
Non-Qualified XV	12,961.430	11.82	153,204
Non-Qualified XVI	1,000.749	11.78	11,789
Non-Qualified XX	357.986	12.19	4,364
Non-Qualified XXIII	2,463.967	8.09	19,933
	325,354.023		$ 3,476,123
ING Templeton Global Growth Portfolio - Service			
Class			
Contracts in accumulation period:			
Non-Qualified XIII	11,290.944	$ 8.82	$ 99,586
Non-Qualified XIV	18,154.415	8.67	157,399
Non-Qualified XV	4,621.655	8.60	39,746
	34,067.014		$ 296,731
ING U.S. Stock Index Portfolio - Service Class			
Contracts in accumulation period:			
ING Select Opportunities	4,881.122	$ 11.77	$ 57,451
ING Money Market Portfolio - Class I			
Currently payable annuity contracts:	496,195.483	$10.86 to $12.56	$ 6,214,476
Contracts in accumulation period:			
Non-Qualified V	166,460.827	14.92	2,483,596
Non-Qualified V (0.75)	662,251.919	16.15	10,695,368
Non-Qualified VI	3,097.105	14.68	45,466
Non-Qualified VII	1,518,733.317	14.49	22,006,446
Non-Qualified VIII	236,426.954	13.36	3,158,664
Non-Qualified IX	7,422.189	14.38	106,731
Non-Qualified X	43,101.566	14.92	643,075
Non-Qualified XII	44,855.909	13.03	584,472
Non-Qualified XIII	932,905.274	12.72	11,866,555
Non-Qualified XIV	1,468,021.830	12.22	17,939,227
Non-Qualified XV	538,533.098	11.97	6,446,241
Non-Qualified XVI	4,370.502	10.91	47,682
Non-Qualified XIX	17,128.843	10.54	180,538
Non-Qualified XX	1,714.913	11.01	18,881
Non-Qualified XXII	170.888	10.55	1,803
Non-Qualified XXIII	6,435.778	9.91	63,779
Non-Qualified XXIV	8,503.583	10.05	85,461
	6,156,329.978		$ 82,588,461

Division/Contract	Units	Unit Value		Extended Value
ING Money Market Portfolio - Class S				
Contracts in accumulation period:				
ING Select Opportunities	27,782.944	$	9.84	$ 273,384
ING American Century Small-Mid Cap Value **Portfolio - Service Class**				
Contracts in accumulation period:				
Non-Qualified V	12,466.591	$	16.90	$ 210,685
Non-Qualified V (0.75)	48,787.126		17.74	865,484
Non-Qualified XII	5,675.202		17.65	100,167
Non-Qualified XX	3,995.471		19.97	79,790
Non-Qualified XXIII	524.663		12.36	6,485
Non-Qualified XXIV	38,074.644		12.55	477,837
	109,523.697			$ 1,740,448
ING Baron Small Cap Growth Portfolio - Service **Class**				
Contracts in accumulation period:				
Non-Qualified V	29,433.115	$	17.87	$ 525,970
Non-Qualified V (0.75)	115,749.797		18.76	2,171,466
Non-Qualified VII	11,812.794		9.18	108,441
Non-Qualified IX	3,340.862		17.44	58,265
Non-Qualified XII	3,736.187		18.67	69,755
Non-Qualified XIII	19,840.313		10.51	208,522
Non-Qualified XIV	39,832.732		10.33	411,472
Non-Qualified XV	12,690.444		10.24	129,950
Non-Qualified XVI	1,513.632		10.21	15,454
Non-Qualified XX	4,135.217		20.46	84,607
Non-Qualified XXIII	5,584.805		11.90	66,459
	247,669.898			$ 3,850,361
ING Columbia Small Cap Value II Portfolio - Service **Class**				
Contracts in accumulation period:				
Non-Qualified V	1,629.331	$	9.76	$ 15,902
Non-Qualified V (0.75)	16,261.803		10.04	163,269
Non-Qualified XII	2,337.561		10.01	23,399
Non-Qualified XIII	5,975.146		9.92	59,273
Non-Qualified XIV	12,486.225		9.75	121,741
Non-Qualified XV	6,477.553		9.67	62,638
	45,167.619			$ 446,222
ING Davis New York Venture Portfolio - Service **Class**				
Contracts in accumulation period:				
Non-Qualified V	11,199.913	$	10.99	$ 123,087
Non-Qualified V (0.75)	76,566.268		11.54	883,575
Non-Qualified IX	112.522		10.47	1,178
Non-Qualified XIII	13,455.077		9.32	125,401
Non-Qualified XIV	48,290.766		9.16	442,343
Non-Qualified XV	46,790.713		9.08	424,860
Non-Qualified XVI	1,043.266		9.05	9,442

Division/Contract	Units	Unit Value	Extended Value
ING Davis New York Venture Portfolio - Service Class (continued)			
Non-Qualified XX	3.350	$ 13.54	$ 45
Non-Qualified XXIII	3,287.290	9.81	32,248
	200,749.165		$ 2,042,179
ING Global Bond Portfolio - Initial Class			
Currently payable annuity contracts:	222,746.493	$12.79 to $14.09	$ 3,044,654
Contracts in accumulation period:			
Non-Qualified V	189,713.007	13.51	2,563,023
Non-Qualified V (0.75)	378,788.537	13.99	5,299,252
Non-Qualified VII	595,964.345	13.51	8,051,478
Non-Qualified VIII	145,157.505	13.65	1,981,400
Non-Qualified IX	1,209.377	13.28	16,061
Non-Qualified X	2,838.008	13.51	38,341
Non-Qualified XII	2,745.516	13.94	38,272
Non-Qualified XIII	407,118.248	13.93	5,671,157
Non-Qualified XIV	527,820.574	13.65	7,204,751
Non-Qualified XV	225,089.865	13.51	3,040,964
Non-Qualified XVI	9,705.175	13.46	130,632
Non-Qualified XIX	5,206.974	13.19	68,680
Non-Qualified XX	15,964.035	13.80	220,304
Non-Qualified XXIII	13,531.041	11.91	161,155
Non-Qualified XXIV	12,236.844	12.09	147,943
	2,755,835.544		$ 37,678,067
ING Global Bond Portfolio - Service Class			
Currently payable annuity contracts:	10,934.358	$ 13.38	$ 146,302
ING Invesco Van Kampen Comstock Portfolio - Service Class			
Contracts in accumulation period:			
Non-Qualified V	4,412.551	$ 12.12	$ 53,480
Non-Qualified V (0.75)	50,605.917	12.72	643,707
Non-Qualified IX	1,257.858	11.83	14,880
Non-Qualified XX	4,236.631	14.45	61,219
Non-Qualified XXIII	3,771.491	10.51	39,638
	64,284.448		$ 812,924
ING Invesco Van Kampen Equity and Income Portfolio - Initial Class			
Contracts in accumulation period:			
Non-Qualified V	226,930.870	$ 12.08	$ 2,741,325
Non-Qualified V (0.75)	394,180.204	12.51	4,931,194
Non-Qualified VII	967,008.765	12.18	11,778,167
Non-Qualified VIII	241,018.346	12.31	2,966,936
Non-Qualified IX	1,973.411	11.88	23,444
Non-Qualified X	3,905.531	12.08	47,179
Non-Qualified XII	428.973	12.46	5,345
Non-Qualified XIII	886,983.814	12.56	11,140,517
Non-Qualified XIV	975,223.181	12.31	12,004,997
Non-Qualified XV	352,054.741	12.18	4,288,027
Non-Qualified XVI	7,398.126	12.14	89,813

Division/Contract	Units	Unit Value	Extended Value
ING Invesco Van Kampen Equity and Income Portfolio - Initial Class (continued)			
Non-Qualified XIX	6,091.006	$ 11.89	$ 72,422
Non-Qualified XX	13,540.998	12.33	166,961
Non-Qualified XXIII	4,895.161	11.20	54,826
Non-Qualified XXIV	36,538.763	11.37	415,446
	4,118,171.890		$ 50,726,599
ING JPMorgan Mid Cap Value Portfolio - Service Class			
Contracts in accumulation period:			
Non-Qualified V	27,188.730	$ 17.51	$ 476,075
Non-Qualified V (0.75)	47,475.813	18.38	872,605
Non-Qualified IX	2,526.683	17.09	43,181
Non-Qualified XII	2,454.335	18.29	44,890
Non-Qualified XX	7,821.245	20.29	158,693
Non-Qualified XXIII	4,029.191	11.60	46,739
Non-Qualified XXIV	19,488.257	11.77	229,377
	110,984.254		$ 1,871,560
ING Oppenheimer Global Portfolio - Initial Class			
Currently payable annuity contracts:	213,180.390	$12.05 to $12.17	$ 2,568,843
Contracts in accumulation period:			
Non-Qualified V	426,452.036	12.07	5,147,276
Non-Qualified V (0.75)	1,071,060.544	12.50	13,388,257
Non-Qualified VII	2,053,859.989	12.32	25,303,555
Non-Qualified VIII	311,025.337	12.45	3,872,265
Non-Qualified IX	23,735.449	11.87	281,740
Non-Qualified X	16,286.418	12.07	196,577
Non-Qualified XII	14,525.296	12.45	180,840
Non-Qualified XIII	703,200.284	12.70	8,930,644
Non-Qualified XIV	723,857.667	12.45	9,012,028
Non-Qualified XV	246,607.735	12.32	3,038,207
Non-Qualified XVI	3,192.734	12.28	39,207
Non-Qualified XVIII	63.500	11.91	756
Non-Qualified XIX	1,875.126	12.03	22,558
Non-Qualified XX	23,444.287	12.32	288,834
Non-Qualified XXIII	65,487.544	10.20	667,973
Non-Qualified XXIV	50,293.567	10.35	520,538
	5,948,147.903		$ 73,460,098
ING PIMCO Total Return Portfolio - Service Class			
Contracts in accumulation period:			
Non-Qualified V	148,554.601	$ 15.07	$ 2,238,718
Non-Qualified V (0.75)	615,323.013	15.82	9,734,410
Non-Qualified IX	31,916.063	14.71	469,485
Non-Qualified XII	8,356.292	15.75	131,612
Non-Qualified XX	10,648.347	15.17	161,535
Non-Qualified XXIII	21,106.820	12.20	257,503
	835,905.136		$ 12,993,263

Division/Contract	Units	Unit Value	Extended Value
ING Pioneer High Yield Portfolio - Initial Class			
Currently payable annuity contracts:	145,683.996	$ 13.87	$ 2,020,637
Contracts in accumulation period:			
Non-Qualified V	15,846.865	14.70	232,949
Non-Qualified V (0.75)	61,916.474	15.12	936,177
Non-Qualified VII	271,829.031	13.70	3,724,058
Non-Qualified VIII	53,716.017	13.77	739,670
Non-Qualified XII	2,402.080	15.08	36,223
Non-Qualified XIII	177,613.443	13.91	2,470,603
Non-Qualified XIV	327,218.184	13.77	4,505,794
Non-Qualified XV	104,964.713	13.70	1,438,017
Non-Qualified XVI	3,232.218	13.67	44,184
Non-Qualified XIX	1,914.054	13.53	25,897
Non-Qualified XX	2,427.995	14.95	36,299
Non-Qualified XXIII	3,478.684	14.04	48,841
	1,172,243.754		$ 16,259,349
ING Solution 2015 Portfolio - Service Class			
Contracts in accumulation period:			
Non-Qualified V	37,582.543	$ 11.34	$ 426,186
Non-Qualified V (0.75)	202,320.033	11.73	2,373,214
Non-Qualified IX	11,587.039	11.16	129,311
Non-Qualified XXIII	26,643.424	10.48	279,223
	278,133.039		$ 3,207,934
ING Solution 2025 Portfolio - Service Class			
Contracts in accumulation period:			
Non-Qualified V	3,983.465	$ 10.93	$ 43,539
Non-Qualified V (0.75)	98,106.691	11.31	1,109,587
Non-Qualified IX	10,773.815	10.75	115,819
Non-Qualified XX	2,556.151	11.16	28,527
Non-Qualified XXIII	64,955.925	10.09	655,405
Non-Qualified XXIV	20,169.322	10.24	206,534
	200,545.369		$ 2,159,411
ING Solution 2035 Portfolio - Service Class			
Contracts in accumulation period:			
Non-Qualified V	18,137.738	$ 10.90	$ 197,701
Non-Qualified V (0.75)	125,547.429	11.27	1,414,920
Non-Qualified XXIII	171,450.456	9.89	1,695,645
Non-Qualified XXIV	9,373.742	10.04	94,112
	324,509.365		$ 3,402,378
ING Solution 2045 Portfolio - Service Class			
Contracts in accumulation period:			
Non-Qualified V	17,388.627	$ 10.86	$ 188,840
Non-Qualified V (0.75)	23,196.232	11.23	260,494
Non-Qualified IX	318.643	10.68	3,403
Non-Qualified XX	405.186	11.08	4,489
Non-Qualified XXIII	84,890.705	9.65	819,195
Non-Qualified XXIV	15,044.738	9.80	147,438
	141,244.131		$ 1,423,859

Division/Contract	Units	Unit Value	Extended Value
ING Solution Income Portfolio - Service Class			
Contracts in accumulation period:			
Non-Qualified V	52.623	$ 11.60	$ 610
Non-Qualified V (0.75)	75,395.536	11.99	903,992
Non-Qualified XXIII	15,335.083	10.94	167,766
	90,783.242		$ 1,072,368
ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class			
Contracts in accumulation period:			
Non-Qualified V	367,412.091	$ 13.12	$ 4,820,447
Non-Qualified V (0.75)	486,265.203	13.58	6,603,481
Non-Qualified VII	696,878.831	13.69	9,540,271
Non-Qualified VIII	111,253.231	13.83	1,538,632
Non-Qualified IX	12,333.024	12.89	158,973
Non-Qualified X	12,047.414	13.12	158,062
Non-Qualified XII	15,122.005	13.53	204,601
Non-Qualified XIII	569,118.486	14.11	8,030,262
Non-Qualified XIV	487,415.933	13.83	6,740,962
Non-Qualified XV	219,249.229	13.69	3,001,522
Non-Qualified XVI	603.658	13.64	8,234
Non-Qualified XIX	937.450	13.36	12,524
Non-Qualified XX	6,367.900	13.39	85,266
Non-Qualified XXIII	34,166.300	11.18	381,979
Non-Qualified XXIV	12,095.725	11.35	137,286
	3,031,266.480		$ 41,422,502
ING T. Rowe Price Growth Equity Portfolio - Initial Class			
Currently payable annuity contracts:	246,055.480	$12.27 to $15.74	$ 3,857,995
Contracts in accumulation period:			
Non-Qualified V	84,085.998	23.63	1,986,952
Non-Qualified V (0.75)	161,435.044	25.58	4,129,508
Non-Qualified VII	536,640.356	29.43	15,793,326
Non-Qualified VIII	63,690.454	21.70	1,382,083
Non-Qualified IX	5,628.628	22.77	128,164
Non-Qualified X	16,021.926	23.63	378,598
Non-Qualified XII	7,269.763	15.07	109,555
Non-Qualified XIII	19,419.960	9.20	178,664
Non-Qualified XIV	14,736.649	9.18	135,282
Non-Qualified XV	595.152	9.17	5,458
Non-Qualified XX	2,415.630	16.33	39,447
Non-Qualified XXIII	22,316.655	10.74	239,681
Non-Qualified XXIV	26,484.228	10.90	288,678
	1,206,795.923		$ 28,653,391

Division/Contract	Units	Unit Value	Extended Value
ING Templeton Foreign Equity Portfolio - Initial Class			
Currently payable annuity contracts:	146,729.052	$7.61 to $7.74	$ 1,117,356
Contracts in accumulation period:			
Non-Qualified V	338,356.432	7.66	2,591,810
Non-Qualified V (0.75)	314,159.128	7.81	2,453,583
Non-Qualified VII	175,457.406	7.58	1,329,967
Non-Qualified VIII	30,707.493	7.62	233,991
Non-Qualified IX	8,509.291	7.59	64,586
Non-Qualified X	2,003.540	7.66	15,347
Non-Qualified XII	3,904.684	7.79	30,417
Non-Qualified XIII	244,558.822	7.71	1,885,549
Non-Qualified XIV	451,593.016	7.62	3,441,139
Non-Qualified XV	125,644.942	7.58	952,389
Non-Qualified XVIII	108.661	7.44	808
Non-Qualified XIX	4,592.820	7.48	34,354
Non-Qualified XX	1,361.612	7.75	10,552
Non-Qualified XXIII	10,712.843	8.60	92,130
Non-Qualified XXIV	9,108.696	8.73	79,519
	1,867,508.438		$ 14,333,497
ING Thornburg Value Portfolio - Initial Class			
Currently payable annuity contracts:	123,192.882	$10.56 to $15.84	$ 1,939,482
Contracts in accumulation period:			
Non-Qualified V	73,470.470	25.99	1,909,498
Non-Qualified V (0.75)	56,998.095	28.13	1,603,356
Non-Qualified VII	165,468.502	12.09	2,000,514
Non-Qualified VIII	36,153.650	12.35	446,498
Non-Qualified IX	2,937.078	25.05	73,574
Non-Qualified X	3,189.831	25.99	82,904
Non-Qualified XIII	167,073.743	10.31	1,722,530
Non-Qualified XIV	193,664.795	9.89	1,915,345
Non-Qualified XV	50,186.003	9.69	486,302
Non-Qualified XVI	3,614.291	6.11	22,083
Non-Qualified XIX	3,155.978	5.91	18,652
Non-Qualified XX	375.388	13.33	5,004
Non-Qualified XXIII	7,384.027	9.85	72,733
	886,864.733		$ 12,298,475
ING UBS U.S. Large Cap Equity Portfolio - Initial Class			
Contracts in accumulation period:			
Non-Qualified V	125,971.978	$ 14.77	$ 1,860,606
Non-Qualified V (0.75)	102,790.228	15.99	1,643,616
Non-Qualified VI	12,652.642	12.58	159,170
Non-Qualified VII	357,985.953	14.33	5,129,939
Non-Qualified VIII	60,653.676	10.04	608,963
Non-Qualified IX	9,467.746	14.24	134,821
Non-Qualified X	40,652.585	14.77	600,439
Non-Qualified XI	2,537.795	12.58	31,925
Non-Qualified XIII	81,465.375	10.03	817,098

Division/Contract	Units	Unit Value	Extended Value
ING UBS U.S. Large Cap Equity Portfolio - Initial Class (continued)			
Non-Qualified XIV	132,581.877	$ 9.63	$ 1,276,763
Non-Qualified XV	47,950.263	9.43	452,171
Non-Qualified XVI	1,345.149	7.04	9,470
Non-Qualified XIX	62.384	6.80	424
Non-Qualified XX	243.982	13.81	3,369
Non-Qualified XXIII	7,335.597	9.88	72,476
	983,697.230		$ 12,801,250
ING Strategic Allocation Conservative Portfolio - Class I			
Currently payable annuity contracts:	129,040.056	$ 16.47	$ 2,125,290
Contracts in accumulation period:			
Non-Qualified V	19,825.938	18.65	369,754
Non-Qualified V (0.75)	21,525.247	20.19	434,595
Non-Qualified VII	195,931.905	18.17	3,560,083
Non-Qualified VIII	62,414.470	17.27	1,077,898
Non-Qualified IX	847.070	17.97	15,222
Non-Qualified XXIII	647.806	10.83	7,016
	430,232.492		$ 7,589,858
ING Strategic Allocation Growth Portfolio - Class I			
Currently payable annuity contracts:	101,598.336	$8.81 to $12.40	$ 1,248,133
Contracts in accumulation period:			
Non-Qualified V	32,033.271	18.05	578,201
Non-Qualified V (0.75)	109,348.943	19.54	2,136,678
Non-Qualified VII	156,453.847	17.58	2,750,459
Non-Qualified VIII	31,504.785	15.94	502,186
Non-Qualified IX	2,813.179	17.40	48,949
Non-Qualified X	3,997.793	19.00	75,958
Non-Qualified XX	4,518.033	13.38	60,451
Non-Qualified XXIII	13,506.761	9.87	133,312
Non-Qualified XXIV	1,596.776	10.02	16,000
	457,371.724		$ 7,550,327
ING Strategic Allocation Moderate Portfolio - Class I			
Currently payable annuity contracts:	182,832.689	$9.67 to $12.98	$ 2,368,898
Contracts in accumulation period:			
Non-Qualified V	37,478.243	18.23	683,228
Non-Qualified V (0.75)	51,491.587	19.73	1,015,929
Non-Qualified VII	247,021.976	17.76	4,387,110
Non-Qualified VIII	60,674.495	16.39	994,455
Non-Qualified X	1,286.748	19.18	24,680
Non-Qualified XXIII	2,023.691	10.36	20,965
Non-Qualified XXIV	9,655.694	10.51	101,481
	592,465.123		$ 9,596,746
ING Growth and Income Portfolio - Class A			
Currently payable annuity contracts:	157,063.713	$ 10.15	$ 1,594,197

Division/Contract	Units	Unit Value	Extended Value
ING Growth and Income Portfolio - Class I			
Currently payable annuity contracts:	971,140.421	$7.15 to $289.30	$ 48,813,978
Contracts in accumulation period:			
Non-Qualified 1964	958.657	243.68	233,606
Non-Qualified V	1,184,268.060	22.70	26,882,885
Non-Qualified V (0.75)	1,982,828.242	24.57	48,718,090
Non-Qualified VI	338,313.581	21.42	7,246,677
Non-Qualified VII	1,045,363.138	22.17	23,175,701
Non-Qualified VIII	280,302.931	15.12	4,238,180
Non-Qualified IX	43,314.829	21.88	947,728
Non-Qualified X	430,310.045	23.54	10,129,498
Non-Qualified XI	4,078.949	22.22	90,634
Non-Qualified XII	7,588.569	9.86	74,823
Non-Qualified XIII	1,179,424.672	9.36	11,039,415
Non-Qualified XIV	1,181,265.861	8.99	10,619,580
Non-Qualified XV	537,928.523	8.81	4,739,150
Non-Qualified XVI	2,860.545	7.84	22,427
Non-Qualified XVIII	3,334.790	7.44	24,811
Non-Qualified XIX	13,681.643	7.57	103,570
Non-Qualified XX	18,131.839	14.02	254,208
Non-Qualified XXII	2,015.083	10.50	21,158
Non-Qualified XXIII	101,211.054	10.36	1,048,547
Non-Qualified XXIV	30,784.025	10.52	323,848
	9,359,105.457		$ 198,748,514
ING GET U.S. Core Portfolio - Series 7			
Contracts in accumulation period:			
Non-Qualified VII	73,945.631	$ 10.02	$ 740,935
Non-Qualified VIII	2,532.349	10.13	25,653
Non-Qualified XIII	142,854.951	10.35	1,478,549
Non-Qualified XIV	229,590.073	10.13	2,325,747
Non-Qualified XV	263,816.992	10.02	2,643,446
	712,739.996		$ 7,214,330
ING GET U.S. Core Portfolio - Series 8			
Contracts in accumulation period:			
Non-Qualified VII	84,948.068	$ 10.03	$ 852,029
Non-Qualified VIII	7,304.901	10.15	74,145
Non-Qualified XIII	203,885.047	10.33	2,106,133
Non-Qualified XIV	156,449.585	10.12	1,583,270
Non-Qualified XV	174,850.044	10.02	1,751,997
	627,437.645		$ 6,367,574
ING GET U.S. Core Portfolio - Series 9			
Contracts in accumulation period:			
Non-Qualified VII	14,663.712	$ 10.14	$ 148,690
Non-Qualified XIII	136,113.159	10.43	1,419,660
Non-Qualified XIV	180,495.636	10.23	1,846,470
Non-Qualified XIX	101.116	9.90	1,001
Non-Qualified XV	142,091.286	10.13	1,439,385
	473,464.909		$ 4,855,206

Division/Contract	Units	Unit Value		Extended Value	
ING GET U.S. Core Portfolio - Series 10					
Contracts in accumulation period:					
Non-Qualified VII	8,014.024	$	10.08	$	80,781
Non-Qualified VIII	10,179.902		10.19		103,733
Non-Qualified XIII	136,380.959		10.36		1,412,907
Non-Qualified XIV	122,834.760		10.16		1,248,001
Non-Qualified XV	94,262.931		10.06		948,285
	371,672.576			$	3,793,707
ING GET U.S. Core Portfolio - Series 11					
Contracts in accumulation period:					
Non-Qualified VII	9,840.712	$	10.36	$	101,950
Non-Qualified VIII	516.239		10.46		5,400
Non-Qualified XIII	149,763.478		10.66		1,596,479
Non-Qualified XIV	123,249.326		10.46		1,289,188
Non-Qualified XV	62,562.342		10.36		648,146
Non-Qualified XVI	16,985.093		10.33		175,456
Non-Qualified XIX	1,055.617		10.14		10,704
	363,972.807			$	3,827,323
ING GET U.S. Core Portfolio - Series 12					
Contracts in accumulation period:					
Non-Qualified VII	33,539.210	$	10.45	$	350,485
Non-Qualified VIII	765.402		10.54		8,067
Non-Qualified XIII	320,464.119		10.73		3,438,580
Non-Qualified XIV	287,212.895		10.54		3,027,224
Non-Qualified XV	249,033.233		10.45		2,602,397
Non-Qualified XVI	5,339.446		10.42		55,637
Non-Qualified XVIII	9,424.077		10.14		95,560
Non-Qualified XIX	6,220.306		10.23		63,634
	911,998.688			$	9,641,584
ING GET U.S. Core Portfolio - Series 13					
Contracts in accumulation period:					
Non-Qualified VII	29,503.419	$	10.46	$	308,606
Non-Qualified VIII	297.409		10.55		3,138
Non-Qualified XIII	419,292.188		10.73		4,499,005
Non-Qualified XIV	280,964.980		10.55		2,964,181
Non-Qualified XV	227,495.248		10.46		2,379,600
Non-Qualified XVI	5,130.142		10.43		53,507
	962,683.386			$	10,208,037
ING GET U.S. Core Portfolio - Series 14					
Contracts in accumulation period:					
Non-Qualified VII	21,238.293	$	10.68	$	226,825
Non-Qualified VIII	4,073.388		10.76		43,830
Non-Qualified XIII	355,245.086		10.93		3,882,829
Non-Qualified XIV	248,544.087		10.76		2,674,334
Non-Qualified XV	85,489.474		10.68		913,028
Non-Qualified XVI	1,530.555		10.66		16,316
Non-Qualified XVIII	172.500		10.41		1,796
	716,293.383			$	7,758,958

Division/Contract	Units	Unit Value	Extended Value
ING BlackRock Science and Technology Opportunities Portfolio - Class I			
Contracts in accumulation period:			
Non-Qualified V	102,616.270	$ 4.60	$ 472,035
Non-Qualified V (0.75)	423,010.053	4.87	2,060,059
Non-Qualified VII	276,516.375	4.51	1,247,089
Non-Qualified VIII	27,102.216	4.59	124,399
Non-Qualified IX	6,873.244	4.46	30,655
Non-Qualified X	291.908	4.68	1,366
Non-Qualified XII	3,197.841	4.85	15,510
Non-Qualified XIII	187,472.580	4.76	892,369
Non-Qualified XIV	162,726.085	4.59	746,913
Non-Qualified XV	20,361.297	4.51	91,829
Non-Qualified XVI	1,195.482	4.69	5,607
Non-Qualified XIX	744.161	4.53	3,371
Non-Qualified XX	254.167	15.58	3,960
Non-Qualified XXIII	3,483.006	10.91	38,000
	1,215,844.685		$ 5,733,162
ING Euro STOXX 50 Index Portfolio - Institutional Class			
Contracts in accumulation period:			
ING Select Opportunities	4,367.634	$ 7.76	$ 33,893
ING Index Plus LargeCap Portfolio - Class I			
Currently payable annuity contracts:	1,011,134.492	$7.96 to $16.67	$ 15,653,444
Contracts in accumulation period:			
Non-Qualified V	60,454.434	18.98	1,147,425
Non-Qualified V (0.75)	462,228.283	20.48	9,466,435
Non-Qualified VII	356,281.345	18.52	6,598,331
Non-Qualified VIII	131,750.389	18.63	2,454,510
Non-Qualified IX	4,554.174	18.29	83,296
Non-Qualified XII	9,523.837	11.89	113,238
Non-Qualified XIII	1,067,228.346	11.26	12,016,991
Non-Qualified XIV	1,100,174.377	10.81	11,892,885
Non-Qualified XV	427,333.540	10.59	4,525,462
Non-Qualified XVI	9,884.235	8.10	80,062
Non-Qualified XIX	14,024.294	7.82	109,670
Non-Qualified XX	828.609	13.58	11,253
Non-Qualified XXIII	14,681.195	10.26	150,629
Non-Qualified XXIV	15,509.110	10.42	161,605
	4,685,590.660		$ 64,465,236

Division/Contract	Units	Unit Value	Extended Value
ING Index Plus MidCap Portfolio - Class I			
Contracts in accumulation period:			
Non-Qualified V	35,102.577	$ 21.90	$ 768,746
Non-Qualified V (0.75)	316,939.902	23.45	7,432,241
Non-Qualified IX	4,039.267	21.16	85,471
Non-Qualified XII	7,982.106	24.32	194,125
Non-Qualified XX	1,850.801	17.36	32,130
Non-Qualified XXIII	12,136.869	10.65	129,258
Non-Qualified XXIV	25,244.919	10.81	272,898
	403,296.441		$ 8,914,869
ING Index Plus SmallCap Portfolio - Class I			
Contracts in accumulation period:			
Non-Qualified V	24,735.577	$ 15.64	$ 386,864
Non-Qualified V (0.75)	153,338.219	16.75	2,568,415
Non-Qualified IX	4,720.235	15.12	71,370
Non-Qualified XII	18,678.593	17.95	335,281
Non-Qualified XX	2,573.450	16.64	42,822
Non-Qualified XXIII	7,026.529	10.86	76,308
Non-Qualified XXIV	8,257.750	11.02	91,000
	219,330.353		$ 3,572,060
ING International Index Portfolio - Class I			
Currently payable annuity contracts:	58,711.366	$12.39 to $12.54	$ 727,709
Contracts in accumulation period:			
ING Select Opportunities	9,796.301	9.15	89,636
Non-Qualified V	15,118.600	6.90	104,318
Non-Qualified V (0.75)	169,945.408	7.03	1,194,716
Non-Qualified VII	195,326.365	12.86	2,511,897
Non-Qualified VIII	31,238.205	12.91	403,285
Non-Qualified IX	896.096	6.84	6,129
Non-Qualified XII	5,394.547	7.02	37,870
Non-Qualified XIII	88,024.935	13.02	1,146,085
Non-Qualified XIV	65,951.068	12.91	851,428
Non-Qualified XV	35,199.162	12.86	452,661
Non-Qualified XVI	126.199	12.84	1,620
Non-Qualified XIX	974.536	12.73	12,406
Non-Qualified XX	1,997.059	6.98	13,939
Non-Qualified XXIII	8,694.710	7.94	69,036
	687,394.557		$ 7,622,735
ING International Index Portfolio - Class S			
Contracts in accumulation period:			
Non-Qualified V	2,878.344	$ 11.69	$ 33,648

Division/Contract	Units	Unit Value	Extended Value
ING Russell™ Large Cap Growth Index Portfolio - Class I			
Currently payable annuity contracts:	16,064.715	$ 14.60	$ 234,545
Contracts in accumulation period:			
ING Select Opportunities	7,579.481	12.11	91,788
Non-Qualified V	3,907.655	14.37	56,153
Non-Qualified V (0.75)	28,093.850	14.56	409,046
Non-Qualified VII	807,161.845	13.41	10,824,040
Non-Qualified VIII	110,693.331	13.46	1,489,932
Non-Qualified IX	579.051	14.28	8,269
Non-Qualified XIII	332,064.554	13.56	4,502,795
Non-Qualified XIV	388,115.553	13.46	5,224,035
Non-Qualified XV	152,405.956	13.41	2,043,764
Non-Qualified XVI	1,473.154	13.40	19,740
Non-Qualified XIX	4,341.998	13.30	57,749
Non-Qualified XXIII	111.224	14.58	1,622
	1,852,592.367		$ 24,963,478
ING Russell™ Large Cap Index Portfolio - Class I			
Currently payable annuity contracts:	179,844.949	$13.95 to $14.33	$ 2,569,430
Contracts in accumulation period:			
Non-Qualified V	14,236.172	9.09	129,407
Non-Qualified V (0.75)	59,255.596	9.25	548,114
Non-Qualified VII	247,275.879	14.42	3,565,718
Non-Qualified VIII	82,884.735	14.48	1,200,171
Non-Qualified IX	990.348	9.00	8,913
Non-Qualified XIII	159,932.242	14.60	2,335,011
Non-Qualified XIV	208,036.802	14.48	3,012,373
Non-Qualified XV	92,711.379	14.42	1,336,898
Non-Qualified XVI	79.821	14.40	1,149
Non-Qualified XIX	2,114.078	14.28	30,189
	1,047,362.001		$ 14,737,373
ING Russell™ Large Cap Value Index Portfolio - Class I			
Contracts in accumulation period:			
ING Select Opportunities	54,485.406	$ 11.06	$ 602,609
Non-Qualified XIII	187,614.596	13.84	2,596,586
Non-Qualified XIV	198,421.493	13.73	2,724,327
Non-Qualified XV	69,239.626	13.67	946,506
Non-Qualified XVI	2,359.594	13.65	32,208
Non-Qualified XIX	14,139.818	13.54	191,453
	526,260.533		$ 7,093,689
ING Russell™ Large Cap Value Index Portfolio - Class S			
Contracts in accumulation period:			
Non-Qualified VII	89,476.306	$ 13.59	$ 1,215,983
Non-Qualified VIII	4,932.524	13.65	67,329
	94,408.830		$ 1,283,312

Division/Contract	Units	Unit Value	Extended Value
ING Russell™ Mid Cap Growth Index Portfolio - Class S			
Contracts in accumulation period:			
Non-Qualified V	4,424.040	$ 15.39	$ 68,086
Non-Qualified V (0.75)	30,612.592	15.59	477,250
Non-Qualified IX	1,633.150	15.29	24,971
Non-Qualified XII	344.082	15.57	5,357
	37,013.864		$ 575,664
ING Russell™ Mid Cap Index Portfolio - Class I			
Contracts in accumulation period:			
ING Select Opportunities	9,733.520	$ 12.46	$ 121,280
Non-Qualified V	2,892.307	9.81	28,374
Non-Qualified V (0.75)	35,053.323	9.99	350,183
	47,679.150		$ 499,837
ING Russell™ Small Cap Index Portfolio - Class I			
Contracts in accumulation period:			
ING Select Opportunities	8,594.714	$ 12.15	$ 104,426
Non-Qualified V	1,294.452	10.29	13,320
Non-Qualified V (0.75)	42,269.006	10.48	442,979
Non-Qualified XII	960.633	10.46	10,048
Non-Qualified XX	32.597	10.40	339
	53,151.402		$ 571,112
ING Small Company Portfolio - Class I			
Currently payable annuity contracts:	134,074.539	$14.51 to $29.78	$ 3,909,791
Contracts in accumulation period:			
Non-Qualified V	10,718.898	29.56	316,851
Non-Qualified V (0.75)	83,516.576	31.82	2,657,497
Non-Qualified VII	216,742.077	28.87	6,257,344
Non-Qualified VIII	57,208.608	29.52	1,688,798
Non-Qualified IX	1,491.877	28.49	42,504
Non-Qualified X	4,066.306	29.56	120,200
Non-Qualified XII	793.911	21.87	17,363
Non-Qualified XIII	260,348.739	21.08	5,488,151
Non-Qualified XIV	210,058.632	20.24	4,251,587
Non-Qualified XV	58,577.790	19.83	1,161,598
Non-Qualified XVI	1,750.381	14.36	25,135
Non-Qualified XVIII	78.244	13.64	1,067
Non-Qualified XIX	2,612.843	13.88	36,266
Non-Qualified XX	414.854	19.19	7,961
Non-Qualified XXIII	18,095.219	11.02	199,409
Non-Qualified XXIV	7,608.771	11.18	85,066
	1,068,158.265		$ 26,266,588

Division/Contract	Units	Unit Value	Extended Value
ING U.S. Bond Index Portfolio - Class I			
Contracts in accumulation period:			
ING Select Opportunities	30,889.187	$ 11.21	$ 346,268
Non-Qualified V	23,807.506	11.82	281,405
Non-Qualified V (0.75)	150,322.849	12.04	1,809,887
Non-Qualified IX	3,024.015	11.71	35,411
Non-Qualified XX	1,506.964	11.95	18,008
Non-Qualified XXIII	1,062.778	12.28	13,051
	210,613.299		$ 2,504,030
ING International Value Portfolio - Class I			
Contracts in accumulation period:			
Non-Qualified V	22,959.494	$ 11.08	$ 254,391
Non-Qualified V (0.75)	78,372.370	11.68	915,389
Non-Qualified IX	10,089.128	10.80	108,963
Non-Qualified XII	1,129.738	11.62	13,128
Non-Qualified XX	439.726	12.61	5,545
Non-Qualified XXIII	4,952.467	7.23	35,806
	117,942.923		$ 1,333,222
ING MidCap Opportunities Portfolio - Class I			
Contracts in accumulation period:			
Non-Qualified V	26,413.336	$ 16.12	$ 425,783
Non-Qualified V (0.75)	74,674.036	16.99	1,268,712
Non-Qualified XII	6,419.111	16.90	108,483
Non-Qualified XX	282.376	22.17	6,260
Non-Qualified XXIII	3,225.654	12.47	40,224
	111,014.513		$ 1,849,462
ING MidCap Opportunities Portfolio - Class S			
Contracts in accumulation period:			
Non-Qualified VII	18,449.417	$ 8.89	$ 164,015
Non-Qualified VIII	166.218	8.90	1,479
Non-Qualified XIII	108,520.638	14.59	1,583,316
Non-Qualified XIV	89,505.537	14.13	1,264,713
Non-Qualified XV	30,560.148	13.90	424,786
Non-Qualified XVI	13.385	13.82	185
	247,215.343		$ 3,438,494
ING SmallCap Opportunities Portfolio - Class I			
Contracts in accumulation period:			
Non-Qualified V	15,208.003	$ 10.53	$ 160,140
Non-Qualified V (0.75)	43,513.934	11.10	483,005
Non-Qualified XII	8,598.995	11.04	94,933
Non-Qualified XX	1,083.089	18.52	20,059
Non-Qualified XXII	218.822	13.63	2,983
Non-Qualified XXIII	532.535	11.93	6,353
	69,155.378		$ 767,473

Division/Contract	Units	Unit Value		Extended Value
ING SmallCap Opportunities Portfolio - Class S				
Contracts in accumulation period:				
Non-Qualified VII	4,681.237	$	9.19	$ 43,021
Non-Qualified VIII	886.276		9.20	8,154
Non-Qualified XIII	74,534.665		10.08	751,309
Non-Qualified XIV	96,541.125		9.75	941,276
Non-Qualified XV	32,963.902		9.60	316,453
Non-Qualified XVI	1,524.664		9.55	14,561
	211,131.869			$ 2,074,774
Invesco V.I. Capital Appreciation Fund - Series I Shares				
Currently payable annuity contracts:	4,600.086	$9.01 to $10.09		$ 43,003
Contracts in accumulation period:				
Non-Qualified V	7,702.906		8.11	62,471
Non-Qualified V (0.75)	57,097.476		8.64	493,322
Non-Qualified IX	4.536		7.86	36
Non-Qualified XII	10.021		8.59	86
Non-Qualified XXIII	128.491		8.67	1,114
	69,543.516			$ 600,032
Invesco V.I. Core Equity Fund - Series I Shares				
Currently payable annuity contracts:	13,366.249	$12.61 to $13.22		$ 176,429
Contracts in accumulation period:				
Non-Qualified V	48,617.490		9.92	482,286
Non-Qualified V (0.75)	69,984.291		10.57	739,734
Non-Qualified IX	1,933.207		9.61	18,578
Non-Qualified XII	15.206		10.51	160
Non-Qualified XX	3,155.333		15.62	49,286
Non-Qualified XXIII	1,404.586		10.33	14,509
Non-Qualified XXIV	418.368		10.49	4,389
	138,894.730			$ 1,485,371
Janus Aspen Series Balanced Portfolio - Institutional Shares				
Contracts in accumulation period:				
Non-Qualified V (0.75)	375.059	$	38.57	$ 14,466
Janus Aspen Series Enterprise Portfolio - Institutional Shares				
Contracts in accumulation period:				
Non-Qualified V (0.75)	1.535	$	32.38	$ 50
Janus Aspen Series Flexible Bond Portfolio - Institutional Shares				
Contracts in accumulation period:				
Non-Qualified V (0.75)	103.425	$	31.93	$ 3,302
Janus Aspen Series Worldwide Portfolio - Institutional Shares				
Contracts in accumulation period:				
Non-Qualified V (0.75)	55.355	$	21.33	$ 1,181

Division/Contract	Units	Unit Value	Extended Value
Lord Abbett Series Fund - Mid-Cap Value Portfolio - Class VC			
Contracts in accumulation period:			
Non-Qualified V	48,163.435	$ 13.00	$ 626,125
Non-Qualified V (0.75)	75,290.424	13.69	1,030,726
Non-Qualified IX	11,647.107	12.66	147,452
Non-Qualified XX	2,310.172	15.83	36,570
Non-Qualified XXIII	9,485.569	10.77	102,160
Non-Qualified XXIV	11,854.426	10.93	129,569
	158,751.133		$ 2,072,602
Oppenheimer Global Securities/VA			
Contracts in accumulation period:			
Non-Qualified V (0.75)	2,103.106	$ 22.55	$ 47,425
Oppenheimer Main Street Fund®/VA			
Currently payable annuity contracts:	25,770.213	$9.68 to $11.55	$ 267,226
Oppenheimer Main Street Small- & Mid-Cap Fund®/VA			
Contracts in accumulation period:			
Non-Qualified V	1,821.388	$ 12.72	$ 23,168
Non-Qualified V (0.75)	34,671.403	13.15	455,929
Non-Qualified IX	2,208.596	12.51	27,630
Non-Qualified XII	33.413	13.11	438
Non-Qualified XX	5,564.871	12.98	72,232
Non-Qualified XXIII	1,799.110	11.12	20,006
	46,098.781		$ 599,403
Oppenheimer Small- & Mid-Cap Growth Fund/VA			
Currently payable annuity contracts:	13,848.908	$9.05 to $11.48	$ 135,809
PIMCO Real Return Portfolio - Administrative Class			
Contracts in accumulation period:			
Non-Qualified V	62,774.984	$ 14.93	$ 937,231
Non-Qualified V (0.75)	432,994.542	15.51	6,715,745
Non-Qualified IX	3,102.294	14.65	45,449
Non-Qualified XX	1,608.766	15.28	24,582
Non-Qualified XXIII	12,669.465	12.55	159,002
	513,150.051		$ 7,882,009
Pioneer Emerging Markets VCT Portfolio - Class I			
Contracts in accumulation period:			
Non-Qualified V	24,100.134	$ 7.85	$ 189,186
Non-Qualified V (0.75)	76,838.062	8.03	617,010
Non-Qualified IX	79.472	7.76	617
Non-Qualified XII	14,391.750	8.01	115,278
Non-Qualified XX	6,520.275	7.96	51,901
Non-Qualified XXIII	6,907.279	7.68	53,048
	128,836.972		$ 1,027,040

Division/Contract	Units	Unit Value		Extended Value	
Pioneer High Yield VCT Portfolio - Class I					
Contracts in accumulation period:					
Non-Qualified V	10,321.261	$	13.74	$	141,814
Non-Qualified V (0.75)	12,455.533		14.27		177,740
Non-Qualified IX	5,902.050		13.47		79,501
Non-Qualified XXIII	1,451.989		12.25		17,787
	30,130.833			$	416,842
Wanger International					
Contracts in accumulation period:					
Non-Qualified V	34,149.132	$	8.66	$	295,731
Non-Qualified V (0.75)	138,361.589		8.87		1,227,267
Non-Qualified IX	1,277.329		8.56		10,934
Non-Qualified XII	14,648.023		8.85		129,635
Non-Qualified XX	1,749.674		8.78		15,362
Non-Qualified XXIII	2,693.723		9.85		26,533
	192,879.470			$	1,705,462
Wanger Select					
Contracts in accumulation period:					
Non-Qualified V	17,437.409	$	13.34	$	232,615
Non-Qualified V (0.75)	147,362.125		13.86		2,042,439
Non-Qualified IX	1,197.849		13.08		15,668
Non-Qualified XX	1,295.879		13.65		17,689
Non-Qualified XXIII	2,472.357		9.72		24,031
	169,765.619			$	2,332,442
Wanger USA					
Contracts in accumulation period:					
Non-Qualified V	4,575.015	$	13.70	$	62,678
Non-Qualified V (0.75)	39,442.258		14.23		561,263
Non-Qualified IX	4,390.304		13.44		59,006
Non-Qualified XX	260.046		14.01		3,643
Non-Qualified XXIII	1,683.155		11.10		18,683
	50,350.778			$	705,273

The descriptions of divisions/contracts are as follows:

ING Select Opportunities

Modified single premium deferred variable annuity contracts issued since April 2010 and having mortality and expense charge of 0.75%.

Non-Qualified 1964

Individual Contracts issued from December 1, 1964 to March 14, 1967.

Non-Qualified V

Certain AetnaPlus Contracts issued in connection with deferred compensation plans issued since August 28, 1992, and certain individual non-qualified Contracts.

Non-Qualified V (0.75)

Subset of Non-Qualified V Contracts having a mortality and expense charge of 0.75%.

Non-Qualified VI

Certain existing Contracts that were converted to ACES, an administrative system (previously valued under Non-Qualified I).

Non-Qualified VII

Certain individual and group Contracts issued as non-qualified deferred annuity contracts or Individual retirement annuity Contracts issued since May 4, 1994.

Non-Qualified VIII

Certain individual retirement annuity Contracts issued since May 1, 1998.

Non-Qualified IX

Group Aetna Plus Contracts assessing an administrative expense charge effective April 7, 1997 issued in connection with deferred compensation plans.

Non-Qualified X

Group AetnaPlus contracts containing contractual limits on fees, issued in connection with deferred compensation plans and as individual non-qualified Contracts, resulting in reduced daily charges for certain funding options effective May 29, 1997.

Non-Qualified XI

Certain Contracts, previously valued under Non-Qualified VI, containing contractual limits on fees, resulting in reduced daily charges for certain funding options effective May 29, 1997.

Non-Qualified XII

Certain individual retirement annuity contracts issued since March 1999.

Non-Qualified XIII

Certain individual retirement annuity Contracts issued since October 1, 1998.

Non-Qualified XIV

Certain individual retirement annuity Contracts issued since September 1, 1998.

Non-Qualified XV

Certain individual retirement annuity Contracts issued since September 1, 1998.

Non-Qualified XVI

Certain individual retirement annuity Contracts issued since August 2000.

Non-Qualified XVIII

Certain individual retirement annuity Contracts issued since September 2000.

Non-Qualified XIX

Certain individual retirement annuity Contracts issued since August 2000.

Non-Qualified XX

Certain deferred compensation Contracts issued since December 2002.

Non-Qualified XXII

Certain AetnaPlus Contracts issued in conjunction with deferred compensation plans issued since August 28, 1992, and certain individual non-qualified contracts having a mortality and expense charge of 0.90%.

Non-Qualified XXIII

Certain contracts issued in connection with deferred compensation plans since July 2008 and having mortality and expense charge of 0.70%.

Non-Qualified XXIV

Certain contracts issued in connection with deferred compensation plans since June 2009 and having mortality and expense charge of 0.35%.

10.   Financial Highlights

A summary of unit values, units outstanding and net assets for variable annuity Contracts, expense ratios, excluding expenses of underlying Funds, investment income ratios, and total return for the years ended December 31, 2011, 2010, 2009, 2008, and 2007, follows:

	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
American Funds Insurance Series® Growth-Income Fund - Class 2						
2011	-	$13.30	$2	(e)	0.75%	(e)
2010	(e)	(e)	(e)	(e)	(e)	(e)
2009	(e)	(e)	(e)	(e)	(e)	(e)
2008	(e)	(e)	(e)	(e)	(e)	(e)
2007	(e)	(e)	(e)	(e)	(e)	(e)
American Funds Insurance Series® International Fund - Class 2						
2011	-	$11.91	$2	-	0.75%	-14.62%
2010	-	$13.95	$4	(d)	0.75%	(d)
2009	(d)	(d)	(d)	(d)	(d)	(d)
2008	(d)	(d)	(d)	(d)	(d)	(d)
2007	(d)	(d)	(d)	(d)	(d)	(d)
Calvert VP SRI Balanced Portfolio						
2011	59	$10.77 to $25.68	$1,023	1.41%	0.70% to 1.40%	3.09% to 3.86%
2010	59	$10.37 to $24.75	$962	1.27%	0.70% to 1.40%	10.60% to 11.39%
2009	77	$9.31 to $22.24	$1,241	1.99%	0.70% to 1.50%	23.46% to 24.32%
2008	100	$7.49 to $17.89	$1,172	2.65%	0.70% to 1.40%	-32.28% to -31.82%
2007	103	$13.66 to $26.24	$1,766	2.22%	0.75% to 1.40%	1.34% to 1.98%
Federated Capital Appreciation Fund II - Primary Shares						
2011	462	$10.09 to $10.92	$5,042	0.76%	1.25% to 1.40%	-6.67% to -6.49%
2010	557	$10.79 to $11.70	$6,511	(d)	1.25% to 1.40%	(d)
2009	(d)	(d)	(d)	(d)	(d)	(d)
2008	(d)	(d)	(d)	(d)	(d)	(d)
2007	(d)	(d)	(d)	(d)	(d)	(d)

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
Federated Fund for U.S. Government Securities II												
2011	57	$19.76			$1,125	4.36%	1.40%			4.27%		
2010	67	$18.95			$1,260	4.66%	1.40%			3.72%		
2009	88	$18.27			$1,615	5.04%	1.40%			3.69%		
2008	109	$17.62			$1,916	5.00%	1.40%			2.86%		
2007	124	$17.13			$2,125	4.43%	1.40%			4.77%		
Federated High Income Bond Fund II - Primary Shares												
2011	146	$25.75	to	$26.39	$3,753	9.10%	1.25%	to	1.40%	3.71%	to	3.86%
2010	166	$24.83	to	$25.41	$4,115	8.19%	1.25%	to	1.40%	13.12%	to	13.29%
2009	197	$21.95	to	$22.43	$4,314	11.59%	1.25%	to	1.40%	50.76%	to	50.94%
2008	240	$14.56	to	$14.86	$3,488	10.54%	1.25%	to	1.40%	-27.05%	to	-26.91%
2007	280	$19.96	to	$20.33	$5,582	8.28%	1.25%	to	1.40%	1.99%	to	2.11%
Federated Kaufmann Fund II - Primary Shares												
2011	154	$10.44			$1,610	1.12%	1.40%			-14.50%		
2010	175	$12.21			$2,136	(d)	1.40%			(d)		
2009	(d)	(d)			(d)	(d)	(d)			(d)		
2008	(d)	(d)			(d)	(d)	(d)			(d)		
2007	(d)	(d)			(d)	(d)	(d)			(d)		
Federated Managed Volatility Fund II												
2011	162	$19.21	to	$19.69	$3,112	4.14%	1.25%	to	1.40%	3.34%	to	3.47%
2010	192	$18.59	to	$19.03	$3,562	4.16%	1.25%	to	1.40%	10.52%	to	10.70%
2009	91	$14.18	to	$17.19	$1,537	6.01%	1.25%	to	1.40%	26.47%	to	26.72%
2008	112	$11.19	to	$13.57	$1,491	6.21%	1.25%	to	1.40%	-21.49%	to	-21.38%
2007	150	$14.24	to	$17.26	$2,537	5.27%	1.25%	to	1.40%	2.54%	to	2.74%
Federated Prime Money Fund II												
2011	113	$9.78	to	$13.15	$1,482	-	1.25%	to	1.40%	-1.42%	to	-1.21%
2010	147	$9.90	to	$13.34	$1,959	-	1.25%	to	1.40%	-1.40%		
2009	111	$13.53			$1,502	0.49%	1.40%			-0.95%		
2008	128	$13.66			$1,747	2.68%	1.40%			1.11%		
2007	142	$13.51			$1,915	4.73%	1.40%			3.45%		

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
Fidelity® VIP Equity-Income Portfolio - Initial Class												
2011	2,910	$10.19	to	$25.78	$52,914	2.39%	0.35%	to	1.75%	-0.79%	to	0.68%
2010	3,455	$10.17	to	$25.89	$63,098	1.68%	0.35%	to	1.75%	13.13%	to	14.73%
2009	4,136	$8.89	to	$22.81	$65,887	2.09%	0.35%	to	1.90%	27.71%	to	29.24%
2008	5,003	$6.88	to	$17.76	$61,149	2.21%	0.70%	to	1.90%	-43.73%	to	-43.06%
2007	6,848	$13.79	to	$31.42	$144,175	1.66%	0.75%	to	1.90%	-0.43%	to	75.00%
Fidelity® VIP Growth Portfolio - Initial Class												
2011	497	$9.81	to	$20.63	$9,281	0.38%	0.35%	to	1.50%	-1.29%	to	-0.10%
2010	522	$9.86	to	$20.74	$9,794	0.34%	0.35%	to	1.50%	22.35%	to	23.70%
2009	563	$8.00	to	$16.83	$8,618	0.41%	0.35%	to	1.50%	26.33%	to	27.39%
2008	627	$6.28	to	$13.22	$7,951	0.81%	0.70%	to	1.50%	-47.95%	to	-47.56%
2007	696	$15.18	to	$25.21	$16,955	0.80%	0.75%	to	1.50%	25.09%	to	25.99%
Fidelity® VIP High Income Portfolio - Initial Class												
2011	16	$13.02	to	$15.25	$222	7.33%	0.80%	to	1.25%	2.68%	to	3.18%
2010	14	$12.68	to	$14.78	$187	7.39%	0.80%	to	1.25%	12.41%	to	12.91%
2009	16	$11.28	to	$13.09	$192	10.73%	0.80%	to	1.25%	42.24%	to	42.90%
2008	8	$7.93	to	$9.16	$69	9.30%	0.80%	to	1.25%	-25.96%	to	-25.59%
2007	8	$10.71	to	$12.31	$103	5.52%	0.80%	to	1.25%		1.52%	
Fidelity® VIP Overseas Portfolio - Initial Class												
2011	229	$7.65	to	$16.46	$3,450	1.38%	0.35%	to	1.50%	-18.37%	to	-17.43%
2010	264	$9.31	to	$20.02	$4,929	1.23%	0.35%	to	1.50%	11.41%	to	12.69%
2009	324	$8.28	to	$17.84	$5,452	2.05%	0.35%	to	1.50%	24.67%	to	25.64%
2008	334	$6.59	to	$14.20	$4,584	2.41%	0.70%	to	1.50%	-44.65%	to	-44.23%
2007	409	$17.69	to	$25.46	$10,176	3.36%	0.75%	to	1.50%	15.53%	to	16.42%
Fidelity® VIP Contrafund® Portfolio - Initial Class												
2011	4,325	$10.46	to	$34.14	$104,530	0.97%	0.35%	to	1.90%	-4.34%	to	-2.84%
2010	5,127	$10.81	to	$35.52	$127,170	1.15%	0.35%	to	1.90%	14.97%	to	16.77%
2009	6,028	$9.29	to	$30.73	$126,570	1.30%	0.35%	to	1.90%	33.10%	to	34.83%
2008	6,970	$6.89	to	$22.97	$109,547	0.91%	0.70%	to	1.90%	-43.57%	to	-42.94%
2007	9,132	$12.72	to	$40.52	$241,923	0.86%	0.75%	to	1.90%	15.37%	to	16.73%

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
Fidelity® VIP Index 500 Portfolio - Initial Class												
2011	795	$20.42	to	$24.04	$18,731	1.84%	1.25%	to	1.40%	0.63%	to	0.79%
2010	947	$20.26	to	$23.89	$22,102	1.78%	1.25%	to	1.40%	13.38%	to	13.57%
2009	1,111	$17.84	to	$21.07	$22,865	2.33%	1.25%	to	1.40%	24.82%	to	25.02%
2008	1,317	$14.27	to	$16.88	$21,722	2.06%	1.25%	to	1.40%	-37.87%	to	-37.77%
2007	1,559	$22.93	to	$27.17	$41,388	3.60%	1.25%	to	1.40%	3.98%	to	4.09%
Fidelity® VIP Investment Grade Bond Portfolio - Initial Class												
2011	34		$21.62		$741	2.98%		1.40%			5.82%	
2010	42		$20.43		$868	3.48%		1.40%			6.30%	
2009	48		$19.22		$914	8.83%		1.40%			14.13%	
2008	52		$16.84		$876	4.19%		1.40%			-4.64%	
2007	61		$17.66		$1,079	4.37%		1.40%			2.91%	
Franklin Small Cap Value Securities Fund - Class 2												
2011	153	$10.99	to	$18.83	$2,787	0.71%	0.70%	to	1.50%	-5.17%	to	-4.43%
2010	179	$11.50	to	$19.71	$3,417	0.74%	0.70%	to	1.50%	26.27%	to	27.35%
2009	223	$9.03	to	$15.49	$3,377	1.54%	0.70%	to	1.50%	27.21%	to	28.27%
2008	230	$7.04	to	$12.08	$2,729	1.32%	0.70%	to	1.50%	-34.01%	to	-33.52%
2007	236	$17.32	to	$18.17	$4,263	0.74%	0.75%	to	1.50%	-3.83%	to	-3.14%
ING Balanced Portfolio - Class I												
2011	2,912	$9.69	to	$37.63	$68,784	2.77%	0.35%	to	2.25%	-3.49%	to	-1.66%
2010	3,405	$10.04	to	$38.49	$81,044	2.77%	0.35%	to	2.25%	11.56%	to	13.75%
2009	3,901	$9.00	to	$34.05	$80,515	4.40%	0.35%	to	2.25%	16.58%	to	18.98%
2008	4,677	$7.72	to	$28.83	$81,353	3.74%	0.70%	to	2.25%	-29.69%	to	-28.64%
2007	6,094	$10.98	to	$40.47	$145,449	2.69%	0.75%	to	2.25%	3.20%	to	4.78%
ING Intermediate Bond Portfolio - Class I												
2011	4,984	$12.12	to	$96.19	$101,540	4.48%	0.35%	to	2.25%	5.17%	to	7.24%
2010	5,235	$11.35	to	$90.43	$101,061	4.92%	0.35%	to	2.25%	7.41%	to	9.45%
2009	5,981	$10.40	to	$83.24	$104,817	6.58%	0.35%	to	2.25%	9.09%	to	11.25%
2008	6,247	$9.39	to	$75.43	$100,529	5.89%	0.70%	to	2.25%	-10.54%	to	-9.18%
2007	5,709	$10.77	to	$83.34	$105,197	3.54%	0.75%	to	2.25%	3.67%	to	5.26%

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING American Funds Asset Allocation Portfolio												
2011	13	$9.41	to	$9.44	$119	(e)	0.95%	to	1.40%	(e)		
2010	(e)	(e)			(e)	(e)	(e)			(e)		
2009	(e)	(e)			(e)	(e)	(e)			(e)		
2008	(e)	(e)			(e)	(e)	(e)			(e)		
2007	(e)	(e)			(e)	(e)	(e)			(e)		
ING American Funds Growth Portfolio												
2011	830	$8.72	to	$12.16	$9,875	0.20%	0.95%	to	1.75%	-6.48%	to	-5.69%
2010	988	$12.20	to	$12.93	$12,525	0.10%	0.95%	to	1.75%	16.08%	to	16.97%
2009	1,327	$10.43	to	$11.09	$14,407	1.85%	0.95%	to	1.90%	35.98%	to	43.28%
2008	1,593	$7.67	to	$7.98	$12,540	0.80%	0.95%	to	1.90%	-45.33%	to	-44.81%
2007	1,968	$14.03	to	$14.46	$28,095	0.26%	0.95%	to	1.90%	5.55%	to	10.72%
ING American Funds International Portfolio												
2011	746	$7.91	to	$12.71	$9,304	1.61%	0.95%	to	1.75%	-15.88%	to	-15.24%
2010	910	$14.23	to	$15.04	$13,439	0.88%	0.95%	to	1.75%	4.79%	to	5.65%
2009	1,173	$13.47	to	$14.28	$16,435	3.43%	0.95%	to	1.90%	39.59%	to	46.31%
2008	1,357	$9.65	to	$10.04	$13,434	1.78%	0.95%	to	1.90%	-45.38%	to	-43.02%
2007	1,687	$17.09	to	$17.87	$29,453	0.89%	0.95%	to	1.90%	17.14%	to	18.33%
ING American Funds World Allocation Portfolio - Service Class												
2011	16	$8.85	to	$8.88	$138	(e)	0.95%	to	1.40%	(e)		
2010	(e)	(e)			(e)	(e)	(e)			(e)		
2009	(e)	(e)			(e)	(e)	(e)			(e)		
2008	(e)	(e)			(e)	(e)	(e)			(e)		
2007	(e)	(e)			(e)	(e)	(e)			(e)		
ING Artio Foreign Portfolio - Service Class												
2011	333	$6.49	to	$10.93	$3,000	1.85%	0.70%	to	1.75%	-23.20%	to	-22.37%
2010	409	$8.36	to	$14.08	$4,771	-	0.70%	to	1.75%	4.94%	to	6.09%
2009	664	$7.88	to	$13.28	$7,153	3.47%	0.70%	to	1.90%	17.89%	to	19.39%
2008	802	$6.60	to	$11.13	$7,156	-	0.70%	to	1.90%	-44.69%	to	-44.04%
2007	1,022	$12.33	to	$19.89	$15,744	0.09%	0.75%	to	1.90%	14.27%	to	15.57%

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING BlackRock Health Sciences Opportunities Portfolio - Service Class												
2011	31	$10.17	to	$12.76	$392	0.66%	0.70%	to	1.25%	3.52%	to	3.99%
2010	18	$9.78	to	$12.27	$214	-	0.70%	to	1.25%	5.58%	to	6.23%
2009	25	$11.29	to	$11.55	$283	-	0.75%	to	1.25%	18.59%	to	19.20%
2008	69	$9.52	to	$9.69	$666	0.16%	0.75%	to	1.25%	-29.53%	to	-29.22%
2007	41	$13.51	to	$13.69	$556	0.18%	0.75%	to	1.25%	7.22%	to	7.71%
ING BlackRock Inflation Protected Bond Portfolio - Institutional Class												
2011	28		$11.81		$328	2.56%		0.75%			11.31%	
2010	28		$10.61		$297	(d)		0.75%			(d)	
2009	(d)		(d)		(d)	(d)		(d)			(d)	
2008	(d)		(d)		(d)	(d)		(d)			(d)	
2007	(d)		(d)		(d)	(d)		(d)			(d)	
ING BlackRock Inflation Protected Bond Portfolio - Service Class												
2011	317	$10.66	to	$10.70	$3,386	(e)	0.95%	to	1.40%		(e)	
2010	(e)		(e)		(e)	(e)		(e)			(e)	
2009	(e)		(e)		(e)	(e)		(e)			(e)	
2008	(e)		(e)		(e)	(e)		(e)			(e)	
2007	(e)		(e)		(e)	(e)		(e)			(e)	
ING BlackRock Large Cap Growth Portfolio - Institutional Class												
2011	2,493	$8.12	to	$10.41	$20,996	0.60%	0.35%	to	1.75%	-2.99%	to	-1.61%
2010	2,809	$8.33	to	$10.58	$24,230	0.47%	0.35%	to	1.90%	11.51%	to	13.16%
2009	3,166	$7.47	to	$9.35	$24,319	0.58%	0.35%	to	1.90%	28.13%	to	29.79%
2008	3,602	$5.83	to	$7.15	$21,426	0.20%	0.70%	to	1.90%	-40.14%	to	-39.43%
2007	4,435	$9.74	to	$10.45	$43,667	(a)	0.75%	to	1.90%		(a)	
ING Clarion Global Real Estate Portfolio - Institutional Class												
2011	165	$9.44	to	$9.70	$1,590	3.61%	0.70%	to	1.50%	-6.63%	to	-5.83%
2010	158	$10.11	to	$10.30	$1,619	7.68%	0.70%	to	1.50%	14.63%	to	15.49%
2009	192	$8.82	to	$8.91	$1,713	2.00%	0.75%	to	1.50%	31.84%	to	32.79%
2008	162	$6.69	to	$6.71	$1,087	(b)	0.75%	to	1.50%		(b)	
2007	(b)		(b)		(b)	(b)		(b)			(b)	

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Clarion Global Real Estate Portfolio - Service Class												
2011	84	$10.13	to	$10.40	$858	3.30%	0.95%	to	1.40%	-6.64%	to	-6.14%
2010	104	$10.85	to	$11.08	$1,145	8.22%	0.95%	to	1.40%	14.33%	to	14.82%
2009	117	$9.31	to	$9.65	$1,118	2.38%	0.95%	to	1.90%	30.94%	to	32.19%
2008	124	$7.11	to	$7.30	$902	-	0.95%	to	1.90%	-42.43%	to	-41.83%
2007	192	$12.35	to	$12.55	$2,393	3.72%	0.95%	to	1.90%	-9.06%	to	-8.19%
ING Clarion Real Estate Portfolio - Service Class												
2011	218	$10.94	to	$11.99	$2,480	1.30%	0.70%	to	1.50%	7.87%	to	8.74%
2010	220	$10.08	to	$11.03	$2,302	3.84%	0.70%	to	1.50%	26.02%	to	27.07%
2009	188	$8.07	to	$8.68	$1,553	3.21%	0.70%	to	1.50%	33.83%	to	34.99%
2008	173	$6.03	to	$6.43	$1,064	1.48%	0.70%	to	1.50%	-39.40%	to	-38.93%
2007	149	$9.95	to	$10.07	$1,504	2.63%	0.75%	to	1.50%	-18.97%	to	-18.40%
ING FMR[SM] Diversified Mid Cap Portfolio - Institutional Class												
2011	1,250	$10.10	to	$10.58	$13,010	0.20%	0.95%	to	1.75%	-12.33%	to	-11.54%
2010	1,548	$11.44	to	$11.96	$18,278	0.36%	0.95%	to	1.90%	26.27%	to	27.37%
2009	1,736	$9.06	to	$9.39	$16,149	0.67%	0.95%	to	1.90%	36.86%	to	38.29%
2008	2,013	$6.62	to	$6.79	$13,578	1.14%	0.95%	to	1.90%	-40.14%	to	-39.59%
2007	2,569	$11.06	to	$11.27	$28,743	0.26%	0.95%	to	1.90%	12.63%	to	13.65%
ING FMR[SM] Diversified Mid Cap Portfolio - Service Class												
2011	108	$10.43	to	$14.07	$1,494	0.23%	0.70%	to	1.50%	-12.26%	to	-11.54%
2010	128	$11.79	to	$15.92	$2,007	0.12%	0.70%	to	1.50%	26.45%	to	27.46%
2009	100	$9.25	to	$12.49	$1,237	0.49%	0.70%	to	1.50%	37.05%	to	38.16%
2008	91	$8.80	to	$9.04	$815	0.77%	0.75%	to	1.50%	-40.05%	to	-39.61%
2007	84	$14.68	to	$14.97	$1,256	0.07%	0.75%	to	1.50%	12.84%	to	13.58%
ING Franklin Income Portfolio - Service Class												
2011	381	$9.52	to	$11.60	$4,340	5.57%	0.95%	to	1.75%	0.73%	to	1.58%
2010	381	$11.00	to	$11.42	$4,307	5.10%	0.95%	to	1.75%	11.00%	to	11.85%
2009	454	$9.85	to	$10.21	$4,595	6.29%	0.95%	to	1.90%	29.43%	to	30.73%
2008	450	$7.61	to	$7.81	$3,482	3.07%	0.95%	to	1.90%	-30.57%	to	-29.89%
2007	628	$10.96	to	$11.14	$6,948	1.10%	0.95%	to	1.90%	0.64%	to	1.64%

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Franklin Mutual Shares Portfolio - Service Class												
2011	144	$9.22	to	$10.00	$1,424	3.63%	0.95%	to	1.75%	-2.53%	to	-1.77%
2010	181	$9.88	to	$10.18	$1,831	0.43%	0.95%	to	1.75%	9.66%	to	10.53%
2009	257	$8.97	to	$9.21	$2,349	0.14%	0.95%	to	1.90%	24.07%	to	25.31%
2008	258	$7.23	to	$7.35	$1,885	3.00%	0.95%	to	1.90%	-38.99%	to	-38.34%
2007	307	$11.85	to	$11.92	$3,654	(a)	0.95%	to	1.90%		(a)	
ING Global Resources Portfolio - Service Class												
2011	554	$9.22	to	$12.01	$6,365	0.63%	0.70%	to	1.75%	-10.79%	to	-9.78%
2010	644	$10.22	to	$13.41	$8,254	0.85%	0.70%	to	1.75%	19.61%	to	20.80%
2009	819	$8.46	to	$11.18	$8,735	0.31%	0.70%	to	1.90%	34.85%	to	36.45%
2008	791	$6.20	to	$8.25	$6,198	2.14%	0.70%	to	1.90%	-42.07%	to	-41.43%
2007	827	$12.93	to	$14.18	$11,102	0.02%	0.75%	to	1.90%	30.74%	to	31.93%
ING Invesco Van Kampen Growth and Income Portfolio - Service Class												
2011	74	$10.40	to	$11.65	$854	1.17%	0.70%	to	1.50%	-3.65%	to	-2.80%
2010	72	$10.70	to	$12.00	$857	0.23%	0.70%	to	1.50%	10.79%	to	11.69%
2009	81	$9.58	to	$10.75	$865	1.18%	0.70%	to	1.50%	22.12%	to	23.14%
2008	96	$7.78	to	$8.74	$835	3.84%	0.70%	to	1.50%	-33.23%	to	-32.72%
2007	92	$12.73	to	$12.99	$1,195	1.42%	0.75%	to	1.50%	1.03%	to	1.80%
ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class												
2011	401	$11.99	to	$15.98	$5,594	1.14%	0.95%	to	1.75%	-19.48%	to	-18.82%
2010	474	$14.89	to	$19.74	$8,255	0.68%	0.95%	to	1.75%	18.55%	to	19.47%
2009	422	$12.49	to	$16.58	$6,191	1.49%	0.95%	to	1.90%	68.78%	to	70.26%
2008	378	$7.40	to	$9.76	$3,328	2.42%	0.95%	to	1.90%	-52.10%	to	-51.59%
2007	548	$15.45	to	$20.23	$9,890	1.13%	0.95%	to	1.90%	36.12%	to	37.48%
ING JPMorgan Emerging Markets Equity Portfolio - Service Class												
2011	312	$9.70	to	$19.87	$6,010	0.89%	0.70%	to	1.50%	-19.51%	to	-18.90%
2010	476	$11.96	to	$24.50	$11,521	0.42%	0.70%	to	1.50%	18.53%	to	19.48%
2009	403	$10.01	to	$20.52	$8,208	1.21%	0.70%	to	1.50%	69.03%	to	70.53%
2008	349	$5.87	to	$12.05	$4,184	2.52%	0.70%	to	1.50%	-52.01%	to	-51.65%
2007	415	$24.42	to	$24.92	$10,312	0.96%	0.75%	to	1.50%	36.42%	to	37.45%

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING JPMorgan Small Cap Core Equity Portfolio - Institutional Class												
2011	158	$8.89	to	$14.02	$2,181	0.66%	0.95%	to	1.75%	-2.78%	to	-1.96%
2010	148	$13.66	to	$14.30	$2,093	0.44%	0.95%	to	1.75%	24.86%	to	25.88%
2009	178	$10.86	to	$11.36	$2,000	0.71%	0.95%	to	1.90%	24.97%	to	26.22%
2008	215	$8.69	to	$9.00	$1,919	0.72%	0.95%	to	1.90%	-30.98%	to	-30.34%
2007	327	$12.59	to	$12.92	$4,187	0.32%	0.95%	to	1.90%	-3.45%	to	-2.49%
ING JPMorgan Small Cap Core Equity Portfolio - Service Class												
2011	14	$11.48	to	$13.85	$187	0.39%	0.70%	to	1.25%	-2.55%	to	-2.05%
2010	23	$11.72	to	$14.15	$324	-	0.70%	to	1.25%	25.11%	to	25.89%
2009	13	$9.31	to	$11.25	$143	-	0.70%	to	1.25%	25.74%	to	26.40%
2008	11	$7.37	to	$8.90	$102	0.81%	0.70%	to	1.25%	-30.80%	to	-30.47%
2007	11	$12.63	to	$12.80	$145	0.40%	0.75%	to	1.25%	-2.92%	to	-2.44%
ING Large Cap Growth Portfolio - Institutional Class												
2011	2,074	$10.27	to	$15.49	$27,275	0.47%	0.35%	to	1.75%	0.69%	to	1.51%
2010	625	$13.35	to	$15.26	$8,989	0.40%	0.95%	to	1.75%	12.60%	to	13.46%
2009	707	$11.82	to	$13.45	$8,990	0.49%	0.95%	to	1.90%	39.98%	to	41.43%
2008	773	$8.40	to	$9.51	$6,965	0.51%	0.95%	to	1.90%	-28.73%	to	-28.01%
2007	947	$11.72	to	$13.21	$11,913	0.33%	0.95%	to	1.90%	9.80%	to	10.82%
ING Large Cap Value Portfolio - Institutional Class												
2011	541	$8.31	to	$10.66	$4,756	1.39%	0.35%	to	1.50%	1.96%	to	3.19%
2010	392	$8.15	to	$10.33	$3,430	2.42%	0.35%	to	1.50%	17.60%	to	18.87%
2009	418	$6.93	to	$8.69	$3,102	-	0.35%	to	1.50%	10.88%	to	11.95%
2008	592	$6.25	to	$7.70	$3,765	2.84%	0.70%	to	1.50%	-31.09%	to	-30.69%
2007	686	$9.07	to	$9.19	$6,290	(a)	0.75%	to	1.50%	(a)		
ING Large Cap Value Portfolio - Service Class												
2011	43	$10.05	to	$10.10	$431	(e)	0.95%	to	1.40%	(e)		
2010	(e)	(e)			(e)	(e)	(e)			(e)		
2009	(e)	(e)			(e)	(e)	(e)			(e)		
2008	(e)	(e)			(e)	(e)	(e)			(e)		
2007	(e)	(e)			(e)	(e)	(e)			(e)		

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Marsico Growth Portfolio - Service Class												
2011	142	$9.05	to	$11.87	$1,571	0.19%	0.70%	to	1.50%	-3.17%	to	-2.38%
2010	133	$10.04	to	$12.16	$1,523	0.58%	0.75%	to	1.50%	18.14%	to	18.92%
2009	164	$8.38	to	$10.23	$1,595	0.90%	0.70%	to	1.75%	26.78%	to	28.07%
2008	173	$6.61	to	$7.99	$1,285	0.58%	0.70%	to	1.75%	-41.40%	to	-40.73%
2007	171	$11.25	to	$13.48	$2,142	-	0.75%	to	1.90%	11.94%	to	13.28%
ING MFS Total Return Portfolio - Institutional Class												
2011	2,792	$11.29	to	$11.92	$32,630	2.65%	0.95%	to	1.75%	0.09%	to	0.85%
2010	3,512	$11.18	to	$11.82	$40,810	0.44%	0.95%	to	1.90%	8.02%	to	9.14%
2009	4,367	$10.35	to	$10.83	$46,669	2.54%	0.95%	to	1.90%	15.90%	to	17.08%
2008	5,335	$8.93	to	$9.25	$48,840	5.92%	0.95%	to	1.90%	-23.61%	to	-22.92%
2007	7,812	$11.69	to	$12.00	$92,899	3.07%	0.95%	to	1.90%	2.27%	to	3.27%
ING MFS Total Return Portfolio - Service Class												
2011	61	$13.89	to	$14.51	$886	2.53%	0.75%	to	1.25%	0.29%	to	0.83%
2010	76	$13.85	to	$14.39	$1,091	0.50%	0.75%	to	1.50%	8.18%	to	9.02%
2009	98	$9.87	to	$13.20	$1,288	2.46%	0.70%	to	1.50%	16.16%	to	17.08%
2008	103	$8.43	to	$11.28	$1,153	6.12%	0.70%	to	1.50%	-23.51%	to	-22.90%
2007	111	$14.29	to	$14.72	$1,623	2.99%	0.75%	to	1.50%	2.44%	to	3.25%
ING MFS Utilities Portfolio - Service Class												
2011	156	$10.95	to	$18.24	$2,770	3.61%	0.70%	to	1.50%	4.77%	to	5.69%
2010	146	$10.36	to	$17.28	$2,489	2.62%	0.70%	to	1.50%	12.04%	to	12.87%
2009	148	$9.18	to	$15.31	$2,238	5.00%	0.70%	to	1.50%	30.80%	to	31.90%
2008	187	$6.96	to	$11.62	$2,161	3.26%	0.70%	to	1.50%	-38.65%	to	-38.16%
2007	219	$18.42	to	$18.79	$4,096	0.87%	0.75%	to	1.50%	25.48%	to	26.45%
ING PIMCO High Yield Portfolio - Service Class												
2011	277	$13.96	to	$15.56	$4,207	7.25%	0.70%	to	1.50%	2.85%	to	3.66%
2010	322	$13.47	to	$15.01	$4,727	7.37%	0.70%	to	1.50%	12.60%	to	13.48%
2009	347	$11.87	to	$13.24	$4,530	8.35%	0.70%	to	1.50%	47.37%	to	48.38%
2008	199	$8.00	to	$8.93	$1,748	8.39%	0.70%	to	1.40%	-23.67%	to	-23.08%
2007	248	$10.75	to	$11.61	$2,850	6.50%	0.75%	to	1.40%	1.42%	to	2.11%

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING PIMCO Total Return Bond Portfolio - Service Class												
2011	200	$10.01	to	$10.05	$2,004	(e)	0.95%	to	1.45%		(e)	
2010	(e)		(e)		(e)	(e)		(e)			(e)	
2009	(e)		(e)		(e)	(e)		(e)			(e)	
2008	(e)		(e)		(e)	(e)		(e)			(e)	
2007	(e)		(e)		(e)	(e)		(e)			(e)	
ING Pioneer Fund Portfolio - Institutional Class												
2011	700	$9.67	to	$11.62	$7,951	1.45%	0.75%	to	2.25%	-6.42%	to	-5.06%
2010	908	$10.23	to	$12.26	$10,904	1.16%	0.75%	to	2.25%	13.53%	to	15.29%
2009	1,085	$8.92	to	$10.66	$11,381	1.38%	0.75%	to	2.25%	21.75%	to	23.51%
2008	1,190	$7.26	to	$8.64	$10,140	3.23%	0.75%	to	2.25%	-36.00%	to	-34.98%
2007	1,663	$11.18	to	$13.33	$21,812	1.25%	0.75%	to	2.25%	2.97%	to	4.52%
ING Pioneer Mid Cap Value Portfolio - Institutional Class												
2011	206	$9.82	to	$10.30	$2,100	1.43%	0.70%	to	1.50%	-6.30%	to	-5.50%
2010	259	$10.48	to	$10.90	$2,795	1.11%	0.70%	to	1.50%	16.44%	to	17.33%
2009	284	$9.00	to	$9.29	$2,620	1.39%	0.70%	to	1.50%	23.63%	to	24.53%
2008	328	$7.28	to	$7.46	$2,428	2.07%	0.70%	to	1.50%	-33.94%	to	-33.42%
2007	337	$11.02	to	$11.16	$3,758	0.11%	0.75%	to	1.50%		4.99%	
ING Pioneer Mid Cap Value Portfolio - Service Class												
2011	59	$9.53	to	$9.98	$579	1.13%	0.95%	to	1.75%	-6.66%	to	-5.85%
2010	79	$10.21	to	$10.60	$831	0.89%	0.95%	to	1.75%	15.89%	to	16.74%
2009	82	$8.81	to	$9.08	$737	1.11%	0.95%	to	1.75%	23.04%	to	24.04%
2008	96	$7.14	to	$7.32	$700	1.54%	0.95%	to	1.90%	-34.38%	to	-33.76%
2007	113	$10.88	to	$11.05	$1,247	0.88%	0.95%	to	1.90%	3.61%	to	4.44%
ING Retirement Conservative Portfolio - Adviser Class												
2011	84	$10.05	to	$10.08	$846	(e)	0.95%	to	1.40%		(e)	
2010	(e)		(e)		(e)	(e)		(e)			(e)	
2009	(e)		(e)		(e)	(e)		(e)			(e)	
2008	(e)		(e)		(e)	(e)		(e)			(e)	
2007	(e)		(e)		(e)	(e)		(e)			(e)	

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Retirement Growth Portfolio - Adviser Class												
2011	453	$9.19	to	$10.15	$4,575	0.89%	0.95%	to	1.40%	-2.52%	to	-2.12%
2010	536	$10.31	to	$10.37	$5,538	0.36%	0.95%	to	1.40%	10.03%	to	10.55%
2009	600	$9.36	to	$9.38	$5,625	(c)	0.95%	to	1.90%		(c)	
2008	(c)		(c)		(c)	(c)		(c)			(c)	
2007	(c)		(c)		(c)	(c)		(c)			(c)	
ING Retirement Moderate Growth Portfolio - Adviser Class												
2011	511	$9.38	to	$10.51	$5,336	0.97%	0.95%	to	1.40%	-1.33%	to	-0.85%
2010	611	$10.54	to	$10.60	$6,453	0.45%	0.95%	to	1.40%	9.45%	to	9.96%
2009	795	$9.62	to	$9.64	$7,664	(c)	0.95%	to	1.75%		(c)	
2008	(c)		(c)		(c)	(c)		(c)			(c)	
2007	(c)		(c)		(c)	(c)		(c)			(c)	
ING Retirement Moderate Portfolio - Adviser Class												
2011	593	$9.65	to	$10.83	$6,382	1.37%	0.95%	to	1.40%	0.66%	to	1.12%
2010	672	$10.65	to	$10.71	$7,174	0.59%	0.95%	to	1.40%	8.01%	to	8.51%
2009	915	$9.85	to	$9.87	$9,028	(c)	0.95%	to	1.90%		(c)	
2008	(c)		(c)		(c)	(c)		(c)			(c)	
2007	(c)		(c)		(c)	(c)		(c)			(c)	
ING T. Rowe Price Capital Appreciation Portfolio - Service Class												
2011	900	$9.61	to	$14.22	$12,364	1.91%	0.70%	to	1.50%	1.35%	to	2.11%
2010	828	$11.38	to	$13.93	$11,444	1.61%	0.70%	to	1.50%	12.37%	to	13.23%
2009	901	$10.05	to	$12.31	$11,020	1.94%	0.70%	to	1.50%	31.27%	to	32.41%
2008	861	$7.59	to	$9.30	$7,963	4.70%	0.70%	to	1.50%	-28.63%	to	-28.07%
2007	700	$12.68	to	$12.93	$9,010	1.88%	0.75%	to	1.50%	2.84%	to	3.61%
ING T. Rowe Price Equity Income Portfolio - Service Class												
2011	438	$9.68	to	$15.44	$5,626	2.00%	0.70%	to	1.50%	-2.41%	to	-1.50%
2010	432	$9.77	to	$15.76	$5,791	1.50%	0.70%	to	1.75%	12.95%	to	14.11%
2009	509	$8.60	to	$13.92	$6,057	1.78%	0.70%	to	1.90%	22.51%	to	23.99%
2008	476	$7.02	to	$11.30	$4,389	4.20%	0.75%	to	1.90%	-36.93%	to	-36.15%
2007	486	$11.13	to	$17.84	$7,362	1.39%	0.75%	to	1.90%	1.09%	to	2.30%

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING T. Rowe Price International Stock Portfolio - Service Class												
2011	325	$8.09	to	$12.35	$3,476	3.52%	0.70%	to	1.50%	-13.67%	to	-13.01%
2010	382	$9.30	to	$14.20	$4,700	1.36%	0.70%	to	1.50%	12.11%	to	13.00%
2009	488	$8.23	to	$12.57	$5,429	1.23%	0.70%	to	1.75%	35.17%	to	36.71%
2008	627	$6.02	to	$9.21	$5,138	1.03%	0.70%	to	1.90%	-50.48%	to	-49.86%
2007	822	$12.70	to	$18.37	$13,733	1.00%	0.75%	to	1.90%	18.26%	to	19.67%
ING Templeton Global Growth Portfolio - Service Class												
2011	34	$8.60	to	$8.82	$297	1.60%	0.95%	to	1.40%	-7.03%	to	-6.67%
2010	35	$9.25	to	$9.45	$327	1.23%	0.95%	to	1.40%	6.20%	to	6.78%
2009	56	$8.54	to	$8.85	$489	2.16%	0.95%	to	1.90%	29.79%	to	30.92%
2008	66	$6.58	to	$6.76	$438	1.06%	0.95%	to	1.90%	-40.88%	to	-40.23%
2007	113	$11.13	to	$11.31	$1,268	1.33%	0.95%	to	1.90%	0.45%	to	1.43%
ING U.S. Stock Index Portfolio - Service Class												
2011	5		$11.77		$57	1.71%		0.75%			0.86%	
2010	5		$11.67		$60	(d)		0.75%			(d)	
2009	(d)		(d)		(d)	(d)		(d)			(d)	
2008	(d)		(d)		(d)	(d)		(d)			(d)	
2007	(d)		(d)		(d)	(d)		(d)			(d)	
ING Money Market Portfolio - Class I												
2011	6,156	$9.91	to	$16.15	$82,585	0.00%	0.35%	to	1.75%	-1.77%	to	-0.40%
2010	7,277	$9.97	to	$16.27	$97,671	0.02%	0.35%	to	1.90%	-1.68%	to	-0.10%
2009	10,475	$10.02	to	$16.35	$140,358	0.30%	0.35%	to	1.90%	-1.56%	to	0.10%
2008	15,397	$10.06	to	$16.42	$207,378	5.24%	0.70%	to	1.90%	0.65%	to	1.92%
2007	15,622	$10.59	to	$16.11	$204,844	4.10%	0.75%	to	1.90%	3.14%	to	4.34%
ING Money Market Portfolio - Class S												
2011	28		$9.84		$273	-		0.75%			-0.71%	
2010	32		$9.91		$313	(d)		0.75%			(d)	
2009	(d)		(d)		(d)	(d)		(d)			(d)	
2008	(d)		(d)		(d)	(d)		(d)			(d)	
2007	(d)		(d)		(d)	(d)		(d)			(d)	

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING American Century Small-Mid Cap Value Portfolio - Service Class												
2011	110	$12.36	to	$19.97	$1,740	0.95%	0.35%	to	1.25%	-4.36%	to	-3.46%
2010	131	$13.00	to	$20.82	$2,244	1.13%	0.35%	to	1.25%	20.45%	to	21.61%
2009	91	$10.69	to	$17.22	$1,309	1.75%	0.35%	to	1.25%	34.10%	to	34.63%
2008	106	$10.76	to	$12.82	$1,200	0.69%	0.75%	to	1.50%	-27.69%	to	-27.11%
2007	89	$14.88	to	$17.62	$1,399	0.39%	0.75%	to	1.50%	-4.31%	to	-3.60%
ING Baron Small Cap Growth Portfolio - Service Class												
2011	248	$9.18	to	$20.46	$3,850	-	0.70%	to	1.50%	0.69%	to	1.54%
2010	239	$9.99	to	$20.21	$3,700	-	0.70%	to	1.75%	24.25%	to	25.62%
2009	267	$8.00	to	$16.13	$3,335	-	0.70%	to	1.90%	32.67%	to	34.28%
2008	298	$6.03	to	$12.04	$2,765	-	0.70%	to	1.90%	-42.35%	to	-41.71%
2007	329	$10.46	to	$20.69	$5,233	-	0.75%	to	1.90%	4.08%	to	5.32%
ING Columbia Small Cap Value II Portfolio - Service Class												
2011	45	$9.67	to	$10.04	$446	0.52%	0.75%	to	1.40%	-4.07%	to	-3.37%
2010	70	$10.08	to	$10.39	$719	0.87%	0.75%	to	1.40%	23.53%	to	24.28%
2009	80	$8.05	to	$8.36	$663	1.26%	0.75%	to	1.75%	22.53%	to	23.85%
2008	114	$6.54	to	$6.75	$761	0.08%	0.75%	to	1.90%	-35.38%	to	-34.59%
2007	164	$10.12	to	$10.32	$1,676	0.08%	0.75%	to	1.90%	1.00%	to	2.18%
ING Davis New York Venture Portfolio - Service Class												
2011	201	$9.05	to	$13.54	$2,042	1.03%	0.70%	to	1.50%	-6.12%	to	-5.31%
2010	245	$9.64	to	$14.34	$2,620	0.39%	0.70%	to	1.50%	10.40%	to	11.28%
2009	260	$8.63	to	$12.92	$2,481	0.65%	0.70%	to	1.75%	29.39%	to	30.76%
2008	285	$6.65	to	$9.91	$2,118	0.76%	0.70%	to	1.90%	-40.36%	to	-39.73%
2007	274	$11.15	to	$13.92	$3,386	0.26%	0.75%	to	1.90%	2.20%	to	3.42%
ING Global Bond Portfolio - Initial Class												
2011	2,756	$11.91	to	$14.09	$37,677	7.33%	0.35%	to	2.25%	1.43%	to	3.33%
2010	3,344	$11.57	to	$13.70	$44,608	3.12%	0.35%	to	2.25%	13.30%	to	15.50%
2009	3,753	$10.05	to	$11.92	$43,730	3.79%	0.35%	to	2.25%	18.91%	to	20.74%
2008	4,539	$8.33	to	$9.88	$44,027	5.46%	0.70%	to	2.25%	-17.39%	to	-16.18%
2007	5,739	$11.33	to	$11.79	$66,638	4.56%	0.75%	to	2.25%	6.29%	to	7.95%

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Global Bond Portfolio - Service Class												
2011	11		$13.38		$146	13.79%		1.25%			2.22%	
2010	9		$13.09		$115	2.69%		1.25%			14.12%	
2009	9		$11.47		$108	6.45%		1.25%			19.85%	
2008	2		$9.57		$16	5.56%		1.25%			-16.85%	
2007	2		$11.51		$20	9.52%		1.25%			7.27%	
ING Invesco Van Kampen Comstock Portfolio - Service Class												
2011	64	$10.51	to	$14.45	$813	1.37%	0.70%	to	1.50%	-3.51%	to	-2.78%
2010	72	$10.81	to	$14.90	$937	1.33%	0.70%	to	1.50%	13.41%	to	14.39%
2009	90	$9.45	to	$13.06	$1,025	1.84%	0.70%	to	1.50%	26.58%	to	27.53%
2008	153	$7.41	to	$10.26	$1,370	3.71%	0.70%	to	1.50%	-37.39%	to	-36.94%
2007	180	$13.64	to	$16.31	$2,568	1.24%	0.75%	to	1.50%	-3.74%	to	-3.00%
ING Invesco Van Kampen Equity and Income Portfolio - Initial Class												
2011	4,118	$11.20	to	$12.56	$50,725	2.13%	0.35%	to	1.75%	-2.86%	to	-1.39%
2010	4,907	$11.40	to	$12.82	$61,835	1.73%	0.35%	to	1.75%	10.37%	to	11.94%
2009	5,882	$10.22	to	$11.52	$66,795	1.79%	0.35%	to	1.90%	20.33%	to	21.86%
2008	7,182	$8.39	to	$9.48	$67,293	4.97%	0.70%	to	1.90%	-24.82%	to	-23.94%
2007	9,133	$12.07	to	$12.49	$112,954	2.44%	0.75%	to	1.90%	1.59%	to	2.83%
ING JPMorgan Mid Cap Value Portfolio - Service Class												
2011	111	$11.60	to	$20.29	$1,872	0.88%	0.35%	to	1.50%	0.29%	to	1.47%
2010	106	$11.47	to	$20.12	$1,745	0.68%	0.35%	to	1.50%	21.11%	to	22.49%
2009	138	$9.40	to	$16.52	$1,764	1.21%	0.35%	to	1.50%	23.86%	to	24.83%
2008	129	$7.53	to	$13.27	$1,530	1.91%	0.70%	to	1.50%	-34.07%	to	-33.54%
2007	165	$17.23	to	$20.01	$2,982	0.52%	0.75%	to	1.50%	0.82%	to	1.58%
ING Oppenheimer Global Portfolio - Initial Class												
2011	5,948	$10.20	to	$12.70	$73,458	1.50%	0.35%	to	1.90%	-9.84%	to	-8.41%
2010	6,770	$11.18	to	$13.96	$92,120	1.58%	0.35%	to	1.90%	13.88%	to	15.66%
2009	7,725	$9.70	to	$12.14	$91,664	2.37%	0.35%	to	1.90%	36.95%	to	38.57%
2008	8,892	$7.00	to	$8.78	$76,622	2.27%	0.70%	to	1.90%	-41.47%	to	-40.72%
2007	10,904	$12.18	to	$14.86	$159,447	1.08%	0.75%	to	1.90%	4.48%	to	5.77%

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING PIMCO Total Return Portfolio - Service Class												
2011	836	$12.20	to	$15.82	$12,993	2.59%	0.70%	to	1.50%	1.73%	to	2.52%
2010	997	$11.90	to	$15.44	$15,202	3.38%	0.70%	to	1.50%	5.93%	to	6.82%
2009	1,003	$11.14	to	$14.46	$14,338	3.27%	0.70%	to	1.50%	10.98%	to	11.85%
2008	776	$9.96	to	$12.94	$9,940	4.66%	0.70%	to	1.50%	-1.68%	to	-0.92%
2007	620	$12.51	to	$13.06	$8,027	3.35%	0.75%	to	1.50%	7.75%	to	8.56%
ING Pioneer High Yield Portfolio - Initial Class												
2011	1,172	$13.53	to	$15.12	$16,258	5.71%	0.70%	to	1.75%	-2.45%	to	-1.40%
2010	1,392	$13.82	to	$15.34	$19,661	6.04%	0.70%	to	1.90%	16.72%	to	18.09%
2009	1,614	$11.84	to	$12.99	$19,385	7.84%	0.75%	to	1.90%	63.99%	to	65.90%
2008	1,746	$7.22	to	$7.83	$12,668	7.56%	0.75%	to	1.90%	-30.23%	to	-29.96%
2007	32	$11.08	to	$11.18	$355	23.40%	0.75%	to	1.25%	4.73%	to	5.37%
ING Solution 2015 Portfolio - Service Class												
2011	278	$10.48	to	$11.73	$3,208	3.04%	0.70%	to	1.50%	-2.19%	to	-1.41%
2010	316	$10.63	to	$11.90	$3,709	2.28%	0.70%	to	1.50%	9.61%	to	10.50%
2009	311	$9.62	to	$10.78	$3,305	3.95%	0.70%	to	1.50%	20.49%	to	21.46%
2008	280	$7.92	to	$8.88	$2,423	2.37%	0.70%	to	1.50%	-27.94%	to	-27.39%
2007	119	$11.99	to	$12.23	$1,452	0.58%	0.75%	to	1.50%	3.01%	to	3.82%
ING Solution 2025 Portfolio - Service Class												
2011	201	$10.09	to	$11.31	$2,159	1.93%	0.35%	to	1.50%	-4.53%	to	-3.40%
2010	215	$10.48	to	$11.75	$2,404	1.54%	0.35%	to	1.50%	12.04%	to	13.37%
2009	204	$9.28	to	$10.41	$2,009	3.22%	0.35%	to	1.50%	24.18%	to	24.90%
2008	186	$7.43	to	$8.34	$1,467	1.08%	0.70%	to	1.25%	-34.64%	to	-34.33%
2007	191	$12.53	to	$12.70	$2,417	0.43%	0.75%	to	1.25%	3.30%	to	3.84%
ING Solution 2035 Portfolio - Service Class												
2011	325	$9.89	to	$11.27	$3,402	1.59%	0.35%	to	1.25%	-5.79%	to	-4.92%
2010	296	$10.44	to	$11.90	$3,271	1.18%	0.35%	to	1.25%	13.10%	to	14.16%
2009	239	$9.18	to	$10.47	$2,339	2.94%	0.35%	to	1.25%	26.77%	to	27.50%
2008	157	$7.20	to	$8.22	$1,196	1.34%	0.70%	to	1.25%	-37.78%	to	-37.49%
2007	125	$12.97	to	$13.15	$1,630	0.58%	0.75%	to	1.25%	4.01%	to	4.53%

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Solution 2045 Portfolio - Service Class												
2011	141	$9.65	to	$11.23	$1,424	1.18%	0.35%	to	1.50%	-6.56%	to	-5.41%
2010	87	$10.25	to	$11.92	$940	1.12%	0.35%	to	1.50%	13.39%	to	14.73%
2009	122	$8.96	to	$10.44	$1,200	2.34%	0.35%	to	1.50%	28.18%	to	28.92%
2008	99	$6.95	to	$8.10	$764	1.03%	0.70%	to	1.25%	-40.58%	to	-40.27%
2007	102	$13.38	to	$13.56	$1,381	0.36%	0.75%	to	1.25%	4.45%	to	4.95%
ING Solution Income Portfolio - Service Class												
2011	91	$10.94	to	$11.99	$1,072	3.38%	0.70%	to	1.25%	-0.94%	to	-0.36%
2010	74	$10.98	to	$12.04	$879	2.76%	0.70%	to	1.25%	8.33%	to	8.82%
2009	131	$10.09	to	$11.07	$1,436	5.89%	0.70%	to	1.25%	16.28%	to	16.38%
2008	144	$8.67	to	$9.52	$1,349	1.53%	0.70%	to	0.75%	-17.29%		
2007	110	$11.35	to	$11.51	$1,264	1.20%	0.75%	to	1.25%	3.94%	to	4.45%
ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class												
2011	3,031	$11.18	to	$14.11	$41,422	0.34%	0.35%	to	1.75%	-5.45%	to	-4.06%
2010	3,375	$11.70	to	$14.79	$48,429	0.28%	0.35%	to	1.90%	26.01%	to	28.03%
2009	3,724	$9.16	to	$11.62	$42,125	0.42%	0.35%	to	1.90%	43.73%	to	45.43%
2008	4,178	$6.30	to	$8.01	$32,650	0.46%	0.70%	to	1.90%	-44.27%	to	-43.58%
2007	4,927	$12.59	to	$14.23	$68,707	0.19%	0.75%	to	1.90%	11.23%	to	12.51%
ING T. Rowe Price Growth Equity Portfolio - Initial Class												
2011	1,207	$9.17	to	$29.43	$28,652	-	0.35%	to	1.50%	-2.57%	to	-1.45%
2010	1,303	$10.93	to	$30.17	$32,431	0.03%	0.35%	to	1.50%	15.12%	to	16.42%
2009	1,461	$9.42	to	$26.18	$31,789	0.16%	0.35%	to	1.50%	40.87%	to	41.88%
2008	1,613	$6.64	to	$18.58	$25,211	1.34%	0.70%	to	1.50%	-43.09%	to	-42.62%
2007	1,963	$12.35	to	$32.60	$53,823	0.49%	0.75%	to	1.50%	8.25%	to	9.05%
ING Templeton Foreign Equity Portfolio - Initial Class												
2011	1,868	$7.44	to	$8.73	$14,333	1.94%	0.35%	to	1.90%	-13.59%	to	-12.26%
2010	2,227	$8.61	to	$9.95	$19,635	2.22%	0.35%	to	1.90%	6.69%	to	8.51%
2009	2,572	$8.07	to	$9.17	$21,070	-	0.35%	to	1.90%	29.74%	to	31.31%
2008	2,911	$6.22	to	$6.93	$18,241	(b)	0.70%	to	1.90%	(b)		
2007	(b)	(b)			(b)	(b)	(b)			(b)		

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Thornburg Value Portfolio - Initial Class												
2011	887	$5.91	to	$28.13	$12,298	0.75%	0.70%	to	1.75%	-14.60%	to	-13.75%
2010	1,092	$6.92	to	$32.62	$17,212	1.50%	0.70%	to	1.75%	9.49%	to	10.66%
2009	1,201	$6.24	to	$29.51	$17,350	1.13%	0.70%	to	1.90%	42.02%	to	43.73%
2008	1,334	$4.39	to	$20.54	$13,421	0.52%	0.70%	to	1.90%	-40.92%	to	-40.20%
2007	1,750	$7.43	to	$34.35	$27,434	0.48%	0.75%	to	1.90%	5.24%	to	6.45%
ING UBS U.S. Large Cap Equity Portfolio - Initial Class												
2011	984	$6.80	to	$15.99	$12,801	1.09%	0.70%	to	1.75%	-4.23%	to	-3.23%
2010	1,174	$7.10	to	$16.53	$15,770	0.88%	0.70%	to	1.75%	11.46%	to	12.69%
2009	1,402	$6.28	to	$14.68	$16,616	1.39%	0.70%	to	1.90%	29.22%	to	30.74%
2008	1,676	$4.86	to	$11.23	$15,297	2.38%	0.70%	to	1.90%	-40.95%	to	-40.20%
2007	2,083	$8.23	to	$18.78	$30,926	0.72%	0.75%	to	1.90%	-0.72%	to	0.43%
ING Strategic Allocation Conservative Portfolio - Class I												
2011	430	$10.83	to	$20.19	$7,590	4.58%	0.70%	to	1.50%	0.28%	to	1.12%
2010	505	$10.71	to	$19.98	$8,905	4.40%	0.70%	to	1.50%	9.40%	to	10.30%
2009	544	$9.71	to	$18.12	$8,694	7.99%	0.70%	to	1.50%	16.09%	to	16.99%
2008	600	$8.30	to	$15.49	$8,278	4.46%	0.70%	to	1.50%	-24.71%	to	-24.14%
2007	712	$17.01	to	$20.42	$13,112	3.40%	0.75%	to	1.50%	4.23%	to	4.99%
ING Strategic Allocation Growth Portfolio - Class I												
2011	457	$8.81	to	$19.54	$7,550	2.72%	0.35%	to	2.25%	-5.06%	to	-3.28%
2010	506	$9.28	to	$20.28	$8,728	3.63%	0.35%	to	2.25%	10.61%	to	12.73%
2009	574	$8.39	to	$18.07	$8,694	9.92%	0.35%	to	2.25%	22.48%	to	24.86%
2008	711	$6.85	to	$14.54	$8,438	2.39%	0.70%	to	2.25%	-37.50%	to	-36.53%
2007	716	$10.96	to	$22.91	$14,104	1.78%	0.75%	to	2.25%	2.62%	to	4.28%
ING Strategic Allocation Moderate Portfolio - Class I												
2011	592	$9.67	to	$19.73	$9,597	3.47%	0.35%	to	2.25%	-2.72%	to	-0.94%
2010	645	$9.94	to	$19.99	$10,595	4.10%	0.35%	to	2.25%	9.47%	to	11.68%
2009	673	$9.08	to	$17.98	$10,045	8.73%	0.35%	to	2.25%	19.16%	to	21.48%
2008	770	$7.62	to	$14.87	$9,608	3.23%	0.70%	to	2.25%	-32.02%	to	-31.00%
2007	893	$11.21	to	$21.55	$16,300	2.24%	0.75%	to	2.25%	3.13%	to	4.71%

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Growth and Income Portfolio - Class A												
2011	157		$10.15		$1,594	(e)		1.25%			(e)	
2010	(e)		(e)		(e)	(e)		(e)			(e)	
2009	(e)		(e)		(e)	(e)		(e)			(e)	
2008	(e)		(e)		(e)	(e)		(e)			(e)	
2007	(e)		(e)		(e)	(e)		(e)			(e)	
ING Growth and Income Portfolio - Class I												
2011	9,359	$7.15	to	$289.30	$198,743	1.24%	0.35%	to	2.25%	-2.59%	to	-0.57%
2010	10,173	$7.34	to	$292.82	$225,273	1.04%	0.35%	to	2.25%	11.72%	to	13.76%
2009	11,088	$6.57	to	$258.97	$215,519	1.43%	0.35%	to	2.25%	27.33%	to	29.89%
2008	11,849	$5.16	to	$200.72	$186,679	1.48%	0.70%	to	2.25%	-39.08%	to	-38.10%
2007	12,365	$8.47	to	$324.86	$339,189	1.33%	0.75%	to	2.25%	5.09%	to	6.62%
ING GET U.S. Core Portfolio - Series 7												
2011	713	$10.02	to	$10.35	$7,214	2.25%	1.45%	to	1.90%	-1.96%	to	-1.52%
2010	853	$10.22	to	$10.51	$8,795	2.15%	1.45%	to	1.90%	0.59%	to	1.06%
2009	1,035	$9.98	to	$10.40	$10,586	2.28%	1.45%	to	2.25%	-1.29%	to	-0.48%
2008	1,220	$10.11	to	$10.45	$12,593	2.00%	1.45%	to	2.25%	-7.16%	to	-6.36%
2007	1,751	$10.84	to	$11.16	$19,355	2.47%	1.45%	to	2.40%	0.84%	to	1.73%
ING GET U.S. Core Portfolio - Series 8												
2011	627	$10.02	to	$10.33	$6,368	1.65%	1.45%	to	1.90%	-2.34%	to	-1.90%
2010	730	$10.26	to	$10.53	$7,580	2.23%	1.45%	to	1.90%	0.39%	to	0.96%
2009	842	$10.18	to	$10.43	$8,683	2.16%	1.45%	to	1.95%	-0.10%	to	0.38%
2008	1,061	$10.02	to	$10.39	$10,922	1.90%	1.45%	to	2.40%	-8.74%	to	-7.81%
2007	1,361	$10.98	to	$11.27	$15,240	1.97%	1.45%	to	2.40%	1.10%	to	2.08%
ING GET U.S. Core Portfolio - Series 9												
2011	473	$9.90	to	$10.43	$4,855	2.12%	1.45%	to	2.25%	-2.46%	to	-1.70%
2010	588	$10.15	to	$10.61	$6,162	2.09%	1.45%	to	2.25%	1.40%	to	2.22%
2009	686	$10.01	to	$10.38	$7,044	2.23%	1.45%	to	2.25%	-0.69%	to	0.10%
2008	791	$10.08	to	$10.37	$8,130	2.08%	1.45%	to	2.25%	-7.35%	to	-6.58%
2007	1,076	$10.88	to	$11.10	$11,868	2.53%	1.45%	to	2.25%	1.59%	to	2.49%

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING GET U.S. Core Portfolio - Series 10												
2011	372	$10.06	to	$10.36	$3,794	2.61%	1.45%	to	1.90%	-1.57%	to	-0.96%
2010	420	$10.22	to	$10.46	$4,340	2.63%	1.45%	to	1.90%	2.10%	to	2.55%
2009	473	$9.98	to	$10.20	$4,779	2.65%	1.45%	to	1.95%	-2.82%	to	-2.30%
2008	630	$10.17	to	$10.44	$6,522	2.65%	1.45%	to	2.25%	-6.01%	to	-5.26%
2007	909	$10.82	to	$11.02	$9,950	2.31%	1.45%	to	2.25%	1.22%	to	2.04%
ING GET U.S. Core Portfolio - Series 11												
2011	364	$10.14	to	$10.66	$3,827	2.21%	1.45%	to	2.25%	-1.46%	to	-0.56%
2010	466	$10.29	to	$10.72	$4,945	2.57%	1.45%	to	2.25%	2.49%	to	3.28%
2009	586	$10.04	to	$10.38	$6,024	3.90%	1.45%	to	2.25%	-3.00%	to	-2.17%
2008	772	$10.30	to	$10.61	$8,130	2.27%	1.45%	to	2.40%	-1.90%	to	-0.93%
2007	1,072	$10.50	to	$10.71	$11,430	3.86%	1.45%	to	2.40%	-0.38%	to	0.56%
ING GET U.S. Core Portfolio - Series 12												
2011	912	$10.14	to	$10.73	$9,642	2.51%	1.45%	to	2.40%	-1.36%	to	-0.37%
2010	1,201	$10.28	to	$10.77	$12,788	2.80%	1.45%	to	2.40%	3.21%	to	4.26%
2009	1,522	$9.96	to	$10.33	$15,586	3.10%	1.45%	to	2.40%	-2.92%	to	-2.09%
2008	1,946	$10.26	to	$10.55	$20,401	1.62%	1.45%	to	2.40%	-8.47%	to	-7.54%
2007	3,718	$11.21	to	$11.41	$42,061	1.30%	1.45%	to	2.40%	0.54%	to	1.51%
ING GET U.S. Core Portfolio - Series 13												
2011	963	$10.43	to	$10.73	$10,208	2.20%	1.45%	to	1.95%	-0.19%	to	0.37%
2010	1,200	$10.45	to	$10.69	$12,706	2.55%	1.45%	to	1.95%	4.60%	to	5.01%
2009	1,430	$9.89	to	$10.18	$14,452	3.52%	1.45%	to	2.25%	-4.26%	to	-3.42%
2008	1,853	$10.33	to	$10.54	$19,436	2.20%	1.45%	to	2.25%	0.10%	to	0.86%
2007	3,214	$10.30	to	$10.45	$33,324	0.61%	1.45%	to	2.40%	2.39%	to	3.36%
ING GET U.S. Core Portfolio - Series 14												
2011	716	$10.41	to	$10.93	$7,759	3.00%	1.45%	to	2.40%	0.77%	to	1.67%
2010	908	$10.33	to	$10.75	$9,684	3.89%	1.45%	to	2.40%	4.24%	to	5.39%
2009	1,241	$9.91	to	$10.20	$12,578	3.96%	1.45%	to	2.40%	-3.22%	to	-2.30%
2008	2,041	$10.24	to	$10.44	$21,091	1.89%	1.45%	to	2.40%	0.59%	to	1.56%
2007	2,501	$10.18	to	$10.28	$25,572	-	1.45%	to	2.40%	2.50%	to	2.80%

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING BlackRock Science and Technology Opportunities Portfolio - Class I												
2011	1,216	$4.46	to	$15.58	$5,733	-	0.70%	to	1.75%	-12.04%	to	-11.01%
2010	1,300	$5.06	to	$17.57	$6,924	-	0.70%	to	1.75%	16.52%	to	17.75%
2009	1,248	$4.33	to	$14.96	$5,656	-	0.70%	to	1.90%	49.83%	to	51.79%
2008	1,247	$2.88	to	$9.89	$3,743	-	0.70%	to	1.90%	-40.97%	to	-40.27%
2007	1,830	$4.86	to	$16.58	$9,192	-	0.75%	to	1.90%	16.82%	to	18.20%
ING Euro STOXX 50 Index Portfolio - Institutional Class												
2011	4		$7.76		$34	2.94%		0.75%			-17.62%	
2010	4		$9.42		$34	(d)		0.75%			(d)	
2009	(d)		(d)		(d)	(d)		(d)			(d)	
2008	(d)		(d)		(d)	(d)		(d)			(d)	
2007	(d)		(d)		(d)	(d)		(d)			(d)	
ING Index Plus LargeCap Portfolio - Class I												
2011	4,686	$7.82	to	$20.48	$64,463	1.92%	0.35%	to	2.25%	-2.21%	to	-0.38%
2010	5,572	$7.84	to	$20.66	$77,272	1.95%	0.35%	to	2.25%	11.35%	to	13.57%
2009	7,031	$7.02	to	$18.26	$84,361	3.02%	0.35%	to	2.25%	20.43%	to	22.96%
2008	8,508	$5.80	to	$14.93	$79,909	2.29%	0.70%	to	2.25%	-38.56%	to	-37.69%
2007	10,284	$9.42	to	$23.96	$155,324	1.17%	0.75%	to	2.25%	2.70%	to	4.22%
ING Index Plus MidCap Portfolio - Class I												
2011	403	$10.65	to	$24.32	$8,915	0.81%	0.35%	to	1.50%	-2.62%	to	-1.46%
2010	433	$10.85	to	$24.80	$9,868	1.09%	0.35%	to	1.50%	20.12%	to	21.48%
2009	494	$8.96	to	$20.51	$9,299	1.60%	0.35%	to	1.50%	29.77%	to	31.44%
2008	527	$6.85	to	$15.69	$7,814	1.43%	0.70%	to	1.50%	-38.51%	to	-38.02%
2007	606	$11.44	to	$25.34	$14,668	0.80%	0.75%	to	1.50%	3.90%	to	4.68%
ING Index Plus SmallCap Portfolio - Class I												
2011	219	$10.86	to	$17.95	$3,572	0.76%	0.35%	to	1.50%	-2.20%	to	-1.08%
2010	248	$11.02	to	$18.23	$4,105	0.72%	0.35%	to	1.50%	21.06%	to	22.42%
2009	293	$9.03	to	$14.96	$3,939	1.73%	0.35%	to	1.50%	22.91%	to	24.49%
2008	313	$7.28	to	$12.08	$3,465	0.94%	0.70%	to	1.50%	-34.53%	to	-34.09%
2007	375	$15.87	to	$18.33	$6,359	0.46%	0.75%	to	1.50%	-7.63%	to	-6.92%

	Units (000's)	Unit Fair Value (lowest to highest)		Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)		Total Return[C] (lowest to highest)	
ING International Index Portfolio - Class I									
2011	687	$6.84 to	$13.02	$7,623	2.73%	0.70% to	1.75%	-13.75% to	-12.75%
2010	784	$7.91 to	$14.96	$10,272	3.55%	0.70% to	1.75%	5.96% to	7.06%
2009	989	$7.44 to	$14.01	$11,857	-	0.70% to	1.90%	25.89% to	26.77%
2008	36	$5.91 to	$5.94	$211	(b)	0.75% to	1.50%	(b)	
2007	(b)	(b)		(b)	(b)	(b)		(b)	
ING International Index Portfolio - Class S									
2011	3	$11.69		$34	2.30%	1.25%		-13.54%	
2010	4	$13.52		$53	2.11%	1.25%		6.29%	
2009	3	$12.72		$42	(c)	1.25%		(c)	
2008	(c)	(c)		(c)	(c)	(c)		(c)	
2007	(c)	(c)		(c)	(c)	(c)		(c)	
ING Russell™ Large Cap Growth Index Portfolio - Class I									
2011	1,853	$12.11 to	$14.60	$24,962	1.27%	0.70% to	1.75%	2.39% to	3.48%
2010	2,128	$11.71 to	$14.18	$27,852	0.66%	0.70% to	1.90%	10.67% to	11.92%
2009	2,458	$11.71 to	$12.73	$28,908	(c)	0.75% to	1.90%	(c)	
2008	(c)	(c)		(c)	(c)	(c)		(c)	
2007	(c)	(c)		(c)	(c)	(c)		(c)	
ING Russell™ Large Cap Index Portfolio - Class I									
2011	1,047	$9.00 to	$14.60	$14,736	1.78%	0.75% to	2.25%	0.29% to	1.76%
2010	1,418	$8.91 to	$14.37	$19,011	3.38%	0.70% to	2.25%	9.70% to	11.43%
2009	1,651	$8.06 to	$12.93	$20,115	-	0.70% to	2.25%	22.17% to	22.71%
2008	96	$6.63 to	$6.65	$641	(b)	0.75% to	1.25%	(b)	
2007	(b)	(b)		(b)	(b)	(b)		(b)	
ING Russell™ Large Cap Value Index Portfolio - Class I									
2011	526	$11.06 to	$13.84	$7,094	1.74%	0.75% to	1.75%	-0.95% to	0.09%
2010	635	$11.05 to	$13.86	$8,621	1.52%	0.75% to	1.75%	9.45% to	10.35%
2009	812	$12.47 to	$12.56	$10,184	(c)	0.95% to	1.90%	(c)	
2008	(c)	(c)		(c)	(c)	(c)		(c)	
2007	(c)	(c)		(c)	(c)	(c)		(c)	

174

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Russell™ Large Cap Value Index Portfolio - Class S												
2011	94	$13.59	to	$13.65	$1,283	1.55%	1.25%	to	1.40%	-0.88%	to	-0.66%
2010	113	$13.71	to	$13.74	$1,547	1.41%	1.25%	to	1.40%	9.59%	to	9.74%
2009	125	$12.51	to	$12.52	$1,568	(c)	1.25%	to	1.40%		(c)	
2008	(c)		(c)		(c)	(c)		(c)			(c)	
2007	(c)		(c)		(c)	(c)		(c)			(c)	
ING Russell™ Mid Cap Growth Index Portfolio - Class S												
2011	37	$15.29	to	$15.59	$576	0.64%	0.75%	to	1.50%	-3.65%	to	-2.93%
2010	23	$15.87	to	$16.06	$367	-	0.75%	to	1.50%	23.98%	to	24.88%
2009	8	$12.80	to	$12.86	$101	(c)	0.75%	to	1.50%		(c)	
2008	(c)		(c)		(c)	(c)		(c)			(c)	
2007	(c)		(c)		(c)	(c)		(c)			(c)	
ING Russell™ Mid Cap Index Portfolio - Class I												
2011	48	$9.81	to	$12.46	$500	1.58%	0.75%	to	1.25%	-3.06%	to	-2.63%
2010	23	$10.12	to	$12.80	$260	0.48%	0.75%	to	1.25%	23.72%	to	24.36%
2009	19	$8.18	to	$8.25	$159	-	0.75%	to	1.25%		39.12%	
2008	5		$5.93		$29	(b)		0.75%			(b)	
2007	(b)		(b)		(b)	(b)		(b)			(b)	
ING Russell™ Small Cap Index Portfolio - Class I												
2011	53	$10.29	to	$12.15	$571	1.06%	0.75%	to	1.25%	-5.16%	to	-4.63%
2010	33	$10.77	to	$12.74	$373	-	0.75%	to	1.50%	24.86%	to	25.46%
2009	14	$8.69	to	$8.76	$123	-	0.75%	to	1.25%		25.68%	
2008	5		$6.97		$35	(b)		0.75%			(b)	
2007	(b)		(b)		(b)	(b)		(b)			(b)	
ING Small Company Portfolio - Class I												
2011	1,068	$11.02	to	$31.82	$26,266	0.41%	0.35%	to	1.90%	-4.35%	to	-2.87%
2010	1,304	$11.38	to	$32.87	$33,287	0.53%	0.35%	to	1.90%	21.98%	to	24.03%
2009	1,495	$9.21	to	$26.63	$30,900	0.62%	0.35%	to	1.90%	25.16%	to	27.30%
2008	1,717	$7.27	to	$21.03	$27,869	1.10%	0.70%	to	1.90%	-32.37%	to	-31.57%
2007	2,343	$13.38	to	$30.74	$53,080	0.20%	0.75%	to	1.90%	3.91%	to	5.13%

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING U.S. Bond Index Portfolio - Class I												
2011	211	$11.21	to	$12.28	$2,504	2.21%	0.70%	to	1.50%	5.59%	to	6.50%
2010	118	$10.54	to	$11.53	$1,305	2.83%	0.70%	to	1.50%	4.79%	to	5.39%
2009	63	$10.65	to	$10.94	$675	3.37%	0.70%	to	1.25%	4.51%	to	5.09%
2008	9	$10.19	to	$10.22	$96	(b)	0.75%	to	1.25%		(b)	
2007	(b)		(b)		(b)	(b)		(b)			(b)	
ING International Value Portfolio - Class I												
2011	118	$7.23	to	$12.61	$1,333	2.68%	0.70%	to	1.50%	-16.21%	to	-15.54%
2010	139	$8.56	to	$14.97	$1,872	1.81%	0.70%	to	1.50%	0.94%	to	1.78%
2009	248	$8.41	to	$14.75	$3,320	1.39%	0.70%	to	1.50%	25.32%	to	26.28%
2008	338	$6.66	to	$11.71	$3,607	2.63%	0.70%	to	1.50%	-43.61%	to	-43.17%
2007	345	$18.07	to	$20.65	$6,503	1.89%	0.75%	to	1.50%	11.75%	to	12.58%
ING MidCap Opportunities Portfolio - Class I												
2011	111	$12.47	to	$22.17	$1,849	-	0.70%	to	1.25%	-1.77%	to	-1.19%
2010	116	$12.62	to	$22.49	$1,993	0.72%	0.70%	to	1.25%	28.71%	to	29.44%
2009	40	$9.75	to	$13.30	$523	0.20%	0.70%	to	1.25%	39.80%	to	40.49%
2008	54	$6.94	to	$9.47	$498	-	0.70%	to	1.25%	-38.42%	to	-38.10%
2007	56	$14.81	to	$15.30	$860	-	0.75%	to	1.25%	24.14%	to	24.80%
ING MidCap Opportunities Portfolio - Class S												
2011	247	$8.89	to	$14.59	$3,438	-	0.95%	to	1.45%	-2.26%	to	-1.75%
2010	238	$14.14	to	$14.85	$3,477	0.46%	0.95%	to	1.45%	28.08%	to	28.79%
2009	264	$10.61	to	$11.53	$2,989	0.11%	0.95%	to	1.90%	38.33%	to	39.59%
2008	336	$7.67	to	$8.26	$2,720	-	0.95%	to	1.90%	-38.88%	to	-38.27%
2007	533	$12.55	to	$13.38	$6,959	-	0.95%	to	1.90%	23.04%	to	24.23%
ING SmallCap Opportunities Portfolio - Class I												
2011	69	$10.53	to	$18.52	$767	-	0.70%	to	1.25%	-0.38%	to	0.17%
2010	77	$10.57	to	$18.54	$852	-	0.70%	to	1.25%	30.66%	to	31.40%
2009	38	$8.09	to	$14.14	$320	-	0.70%	to	1.25%	29.44%	to	30.13%
2008	67	$6.25	to	$10.89	$522	-	0.70%	to	1.25%	-35.30%	to	-34.97%
2007	41	$9.66	to	$16.79	$410	-	0.75%	to	1.25%	8.66%	to	9.31%

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING SmallCap Opportunities Portfolio - Class S												
2011	211	$9.19	to	$10.08	$2,075	-	0.95%	to	1.45%	-0.83%	to	-0.40%
2010	249	$9.63	to	$10.12	$2,465	-	0.95%	to	1.45%	30.11%	to	30.75%
2009	264	$7.21	to	$7.74	$2,004	-	0.95%	to	1.75%	28.52%	to	29.43%
2008	320	$5.55	to	$5.98	$1,876	-	0.95%	to	1.90%	-35.84%	to	-35.14%
2007	465	$8.65	to	$9.22	$4,184	-	0.95%	to	1.90%	7.72%	to	8.73%
Invesco V.I. Capital Appreciation Fund - Series I Shares												
2011	70	$7.86	to	$10.09	$600	0.16%	0.70%	to	1.50%	-9.24%	to	-8.54%
2010	69	$8.66	to	$11.09	$649	0.77%	0.70%	to	1.50%	13.80%	to	14.67%
2009	79	$7.61	to	$9.73	$648	0.68%	0.35%	to	1.50%	19.28%	to	20.72%
2008	76	$6.38	to	$8.13	$523	-	0.70%	to	1.50%	-43.39%	to	-42.94%
2007	77	$11.27	to	$14.32	$929	-	0.75%	to	1.50%	10.38%	to	11.18%
Invesco V.I. Core Equity Fund - Series I Shares												
2011	139	$9.61	to	$15.62	$1,485	0.99%	0.35%	to	1.50%	-1.54%	to	-0.38%
2010	144	$9.76	to	$15.78	$1,555	0.97%	0.35%	to	1.50%	7.85%	to	9.23%
2009	155	$9.05	to	$14.54	$1,552	1.97%	0.35%	to	1.50%	26.40%	to	28.02%
2008	135	$7.16	to	$11.44	$1,084	2.41%	0.70%	to	1.50%	-31.15%	to	-30.63%
2007	132	$10.40	to	$16.53	$1,492	1.16%	0.75%	to	1.50%	6.45%	to	7.25%
Janus Aspen Series Balanced Portfolio - Institutional Shares												
2011	-		$38.57		$14	-		0.75%			0.86%	
2010	-		$38.24		$14	-		0.75%			7.60%	
2009	-		$35.54		$13	6.90%		0.75%			24.92%	
2008	1		$28.45		$16	-		0.75%			-16.45%	
2007	1		$34.05		$23	4.55%		0.75%			9.70%	
Janus Aspen Series Enterprise Portfolio - Institutional Shares												
2011	-		$32.38		-	-		0.75%			-2.18%	
2010	-	$29.69	to	$33.10	$2	-	0.75%	to	1.50%	23.97%	to	24.91%
2009	-	$23.95	to	$26.50	$2	-	0.75%	to	1.50%	42.64%	to	43.79%
2008	-	$16.79	to	$18.43	$1	-	0.75%	to	1.50%	-44.55%	to	-44.15%
2007	-	$30.28	to	$33.00	$8	-	0.75%	to	1.50%	20.21%	to	21.10%

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
Janus Aspen Series Flexible Bond Portfolio - Institutional Shares												
2011	-		$31.93		$3	-		0.75%			5.94%	
2010	-		$30.14		$3	-		0.75%			7.18%	
2009	-		$28.12		$3	-		0.75%			12.35%	
2008	-		$25.03		$3	-		0.75%			5.26%	
2007	1		$23.78		$12	8.33%		0.75%			6.21%	
Janus Aspen Series Worldwide Portfolio - Institutional Shares												
2011	-		$21.33		$1	-		0.75%			-14.41%	
2010	-		$24.92		$1	-		0.75%			15.00%	
2009	-		$21.67		$1	-		0.75%			36.63%	
2008	-		$15.86		$2	-		0.75%			-45.06%	
2007	-		$28.87		$8	-		0.75%			8.82%	
Lord Abbett Series Fund - Mid-Cap Value Portfolio - Class VC												
2011	159	$10.77	to	$15.83	$2,073	0.22%	0.35%	to	1.50%	-5.45%	to	-4.37%
2010	185	$11.30	to	$16.65	$2,550	0.39%	0.35%	to	1.50%	23.52%	to	25.05%
2009	189	$9.07	to	$13.40	$2,101	0.44%	0.35%	to	1.50%	24.74%	to	26.24%
2008	222	$7.21	to	$10.69	$2,000	1.17%	0.70%	to	1.50%	-40.23%	to	-39.78%
2007	274	$14.54	to	$17.79	$4,141	0.43%	0.75%	to	1.50%	-0.95%	to	-0.20%
Oppenheimer Global Securities/VA												
2011	2		$22.55		$47	1.82%		0.75%			-8.96%	
2010	3		$24.77		$63	1.60%		0.75%			15.10%	
2009	3		$21.52		$62	1.83%		0.75%			38.75%	
2008	3		$15.51		$47	1.53%		0.75%			-40.64%	
2007	3		$26.13		$84	1.20%		0.75%			5.53%	
Oppenheimer Main Street Fund®/VA												
2011	26	$9.68	to	$11.55	$267	0.72%	0.80%	to	1.25%	-1.33%	to	-0.77%
2010	27	$9.81	to	$11.64	$286	1.05%	0.80%	to	1.25%	14.74%	to	15.13%
2009	31	$8.55	to	$10.11	$288	1.84%	0.80%	to	1.25%	26.67%	to	27.33%
2008	35	$6.75	to	$7.94	$255	1.74%	0.80%	to	1.25%	-39.24%	to	-38.97%
2007	36	$11.11	to	$13.01	$434	0.98%	0.80%	to	1.25%		3.06%	

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
Oppenheimer Main Street Small- & Mid-Cap Fund®/VA												
2011	46	$11.12	to	$13.15	$599	0.68%	0.70%	to	1.50%	-3.62%	to	-2.88%
2010	65	$11.45	to	$13.55	$871	0.55%	0.70%	to	1.50%	21.54%	to	22.59%
2009	53	$9.34	to	$11.06	$586	0.83%	0.70%	to	1.50%	35.19%	to	36.21%
2008	47	$6.86	to	$8.12	$382	0.60%	0.70%	to	1.50%	-38.76%	to	-38.34%
2007	47	$12.90	to	$13.17	$617	0.30%	0.75%	to	1.50%	-2.71%	to	-1.94%
Oppenheimer Small- & Mid-Cap Growth Fund/VA												
2011	14	$9.05	to	$11.48	$136	-	0.80%	to	1.25%	-0.11%	to	0.35%
2010	5	$9.06	to	$11.44	$55	-	0.80%	to	1.25%	25.83%	to	26.41%
2009	26	$7.20	to	$9.05	$195	-	0.80%	to	1.25%	30.91%	to	31.54%
2008	5	$5.50	to	$6.88	$37	-	0.80%	to	1.25%	-49.68%	to	-49.49%
2007	15	$10.93	to	$13.62	$180	-	0.80%	to	1.25%		5.00%	
PIMCO Real Return Portfolio - Administrative Class												
2011	513	$12.55	to	$15.51	$7,882	4.86%	0.70%	to	1.50%	10.07%	to	10.87%
2010	508	$11.32	to	$14.00	$7,054	1.41%	0.70%	to	1.50%	6.48%	to	7.40%
2009	671	$10.54	to	$13.04	$8,712	3.08%	0.70%	to	1.50%	16.60%	to	17.50%
2008	532	$8.97	to	$11.10	$5,888	4.40%	0.70%	to	1.50%	-8.21%	to	-7.81%
2007	383	$11.82	to	$12.04	$4,609	3.17%	0.75%	to	1.25%	9.14%	to	9.75%
Pioneer Emerging Markets VCT Portfolio - Class I												
2011	129	$7.68	to	$8.03	$1,027	0.30%	0.70%	to	1.50%	-24.51%	to	-23.96%
2010	414	$10.10	to	$10.56	$4,363	0.33%	0.70%	to	1.50%	14.22%	to	15.03%
2009	308	$8.78	to	$9.18	$2,820	1.25%	0.70%	to	1.50%	72.08%	to	73.52%
2008	196	$5.06	to	$5.30	$1,033	0.51%	0.70%	to	1.50%	-58.85%	to	-58.50%
2007	225	$12.71	to	$12.77	$2,870	(a)	0.75%	to	1.50%		(a)	
Pioneer High Yield VCT Portfolio - Class I												
2011	30	$12.25	to	$14.27	$417	6.31%	0.70%	to	1.50%	-3.16%	to	-2.31%
2010	35	$12.54	to	$14.63	$502	5.51%	0.70%	to	1.50%	16.30%	to	17.23%
2009	45	$10.70	to	$12.48	$551	6.29%	0.70%	to	1.50%	57.99%	to	59.46%
2008	40	$6.71	to	$7.84	$308	7.95%	0.70%	to	1.50%	-36.33%	to	-35.90%
2007	119	$11.89	to	$12.23	$1,452	5.69%	0.75%	to	1.50%	4.53%	to	5.07%

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
Wanger International												
2011	193	$8.56	to	$9.85	$1,705	4.82%	0.70%	to	1.50%	-15.91%	to	-15.16%
2010	191	$10.18	to	$11.61	$1,990	2.29%	0.70%	to	1.50%	23.29%	to	24.04%
2009	168	$8.33	to	$9.36	$1,413	3.19%	0.70%	to	1.25%	47.96%	to	48.81%
2008	72	$5.63	to	$6.29	$406	1.14%	0.70%	to	1.25%	-46.28%	to	-45.96%
2007	112	$10.46	to	$10.51	$1,172	(a)	0.75%	to	1.50%		(a)	
Wanger Select												
2011	170	$9.72	to	$13.86	$2,332	2.16%	0.70%	to	1.50%	-18.91%	to	-18.25%
2010	208	$11.89	to	$16.96	$3,507	0.54%	0.70%	to	1.50%	24.65%	to	25.69%
2009	212	$9.46	to	$13.50	$2,845	-	0.70%	to	1.50%	63.80%	to	65.10%
2008	212	$5.73	to	$8.19	$1,732	-	0.70%	to	1.50%	-49.84%	to	-49.41%
2007	267	$15.75	to	$16.19	$4,305	-	0.75%	to	1.50%	7.73%	to	8.58%
Wanger USA												
2011	50	$11.10	to	$14.23	$705	-	0.70%	to	1.50%	-4.88%	to	-4.15%
2010	55	$11.58	to	$14.86	$807	-	0.70%	to	1.50%	21.50%	to	22.54%
2009	36	$9.45	to	$12.13	$432	-	0.70%	to	1.50%	40.12%	to	41.26%
2008	27	$6.69	to	$8.60	$231	-	0.70%	to	1.50%	-40.59%	to	-40.11%
2007	30	$13.97	to	$14.36	$436	-	0.75%	to	1.50%	3.79%	to	4.59%

(a)   As investment Division had no investments until 2007, this data is not meaningful and is therefore not presented.
(b)   As investment Division had no investments until 2008, this data is not meaningful and is therefore not presented.
(c)   As investment Division had no investments until 2009, this data is not meaningful and is therefore not presented.
(d)   As investment Division had no investments until 2010, this data is not meaningful and is therefore not presented.
(e)   As investment Division had no investments until 2011, this data is not meaningful and is therefore not presented.

A   The Investment Income Ratio represents dividends received by the Division, excluding capital gains distributions divided by the average net assets.
The recognition of investment income is determined by the timing of the declaration of dividends by the underlying fund in which the Division invests.

B   The Expense Ratio considers only the expenses borne directly by the Account, excluding expenses charged through the redemption of units, and is equal to the mortality
and expense, administrative and other charges, as defined in the Charges and Fees note. Certain items in this table are presented as a range of minimum and maximum
values; however, such information is calculated independently for each column in the table.

C   Total Return is calculated as the change in unit value for each Contract presented in the Statements of Assets and Liabilities. Certain items in this
table are presented as a range of minimum and maximum values; however, such information is calculated independently for each column in the table.